
03050307

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangxi Copper Company Limited

*CURRENT ADDRESS 15 Yejin Avenue,
Guixi City, Jiangxi
Peoples Republic of China

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FILE NO. 82- 34715

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☒ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: mc

DATE : 4/30/03

Hong Kong i-mail
5-1-2002

03 APR -3 AM 7:21

82-34765

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(A sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)*

## ANNOUNCEMENT - LISTING OF 230,000,000 A SHARES OF PAR VALUE OF RMB1.00 EACH IN THE PEOPLE'S REPUBLIC OF CHINA

Reference is made to the announcements of Jiangxi Copper Company Limited dated 18 December, 2001 and 27 December, 2001 relating to the A Share Issue. Dealings in the 230,000,000 A Shares on the Shanghai Stock Exchange will commence on 11 January, 2002.

Reference is made to the announcement of the Company published in Hong Kong iMail and Hong Kong Economic Times dated 18 December, 2001 and 27 December, 2001 (the "Announcements") relating to the A Share Issue. Terms used in this announcement shall have the same meanings as those used in the Announcements.

Dealings in the 230,000,000 A Shares on the Shanghai Stock Exchange will commence on 11 January, 2002. The stock name is "Jiangxi Copper" and the stock code is 600362. The Company will publish the formal listing notice in PRC newspapers on 5 January, 2002.

The State-owned shares and PRC legal person shares of the Company will not be tradable until there are new regulations introduced by the State regarding the transferability of State-owned shares and legal person shares. JCC, the controlling shareholder of the Company which currently holds approximately 47.881% of the issued share capital of the Company, has undertaken to the Shanghai Stock Exchange (a) not to dispose of the State-owned shares held by it within 12 months upon the listing of the A Shares; and (b) not to permit the Company to repurchase the State-owned shares held by JCC within 12 months upon the listing of the A Shares.

By the order of the Board
**He Changming**
*Chairman*

4 January, 2002
Guixi, Jiangxi Province, PRC

經濟日報
5-1-20

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完備性亦不發表任何聲明，並表明不會就本公告全部或任何部份內容或因依賴該等內容而引致的任何損失承擔任何責任。



**JIANGXI COPPER COMPANY LIMITED**
**江西銅業股份有限公司**

*(在中華人民共和國註冊成立的中外合資股份有限公司)*

**公告**

**230,000,000股每股面值人民幣1.00元的A股於中華人民共和國上市**

本公告乃參照江西銅業股份有限公司A股發行，日期分別為二零零一年十二月十八日及二零零一年十二月二十七日的公告而發出。230,000,000股A股在上海證券交易所的買賣將於二零零二年一月十一日開始。

本公告乃參照本公司就A股發行而於Hong Kong iMail及香港經濟日報刊登，日期分別為二零零一年十二月十八日及二零零一年十二月二十七日的公告(「該等公告」)而發出。本公告內的詞語與該等公告所使用的具有相同涵義。

230,000,000股A股於上海證券交易所的買賣，將於二零零二年一月十一日開始。股票名稱為「江西銅業」，股票編號為600362。本公司將於二零零二年一月五日在中國報章刊登正式上市通告。

國家頒佈國有股份及法人股轉讓的新法規前，本公司國有股份和中國法人股不得被買賣。江銅(為本公司的控股股東，現時持有本公司已發行股本約47.881%)已向上海證券交易所作出承諾：(a)在A股上市後12個月內，不會出售其持有的國有股份；(b)在A股上市後12個月內不會准許本公司購回江銅持有的國有股份。

承董事會命
**何昌明**
*董事長*

二零零二年一月四日
中國江西省貴溪市

# JIANGXI COPPER COMPANY LIMITED

# 江西銅業股份有限公司

*(A sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)*

## ANNOUNCEMENT

## CONNECTED TRANSACTION

## Establishment of Joint Venture

The Board wishes to announce that on 11th March, 2002, the Company entered into the JV Agreement with JCC to establish the JV Company to engage in the manufacturing and processing of oxygen-free copper rods and wires (無氧銅杆線). Pursuant to the JV Agreement, the Company agreed to invest a sum of RMB90,000,000 (equivalent to approximately HK$84,809,600) in cash as capital contribution to the JV Company. The JV Company will be owned as to 60% by the Company and 40% by JCC.

The Directors (including the independent non-executive Directors) consider that the terms and conditions of the JV Agreement are fair and reasonable as far as the Company and its shareholders are concerned.

In view of the fact that JCC is a substantial shareholder of the Company holding approximately 47.88% of the total issued share capital of the Company, JCC is a connected person under Chapter 14 of the Listing Rules. In that regard, the establishment of the JV Company by the Company and JCC constitutes a connected transaction of the Company under the Listing Rules. As the consideration to be provided by the Company under the JV Agreement is less than 3% of the unaudited consolidated net tangible asset of the Company for the six months ended 30th June, 2001 (as adjusted for the net proceeds arising from the issue of A shares of the Company in December, 2001), the Company is obliged to issue this press announcement and the details of the transactions contemplated under the JV Agreement will be included in the Company's next published annual report and accounts under the Rule 14.25(1)(A) to (D) of the Listing Rules.

### INTRODUCTION

The Board wishes to announce that on 11th March, 2002, the Company entered into the JV Agreement with JCC to establish the JV Company to engage in the manufacturing and processing of oxygen-free copper rods and wires (無氧銅杆線).

### JV AGREEMENT

| | |
|---|---|
| Date: | 11th March, 2002 |
| Parties: | the Company; and |
| | JCC, a substantial shareholder holding approximately 47.88% of the total issued share capital of the Company. |
| Business: | The JV Company will engage in manufacturing and processing of oxygen-free copper rods and wires (無氧銅杆線); providing after-sale service for its products and other related services and business. |
| Term: | 30 years from the date of issue of the business licence of the JV Company, such term may be renewed six months before expiry provided that the approval for renewal from relevant authority is obtained. |
| Capital Structure: | The registered capital of the JV Company shall be RMB150,000,000 (equivalent to approximately HK$141,349,400) and the total investment of the JV Company shall be RMB198,744,000 (equivalent to approximately HK$187,282,000). |
| | The registered capital of the JV Company will be contributed by the Company and JCC in the following manners:— |
| | (i) RMB90,000,000 (equivalent to approximately HK$84,809,600) shall be contributed by the Company in cash by an one-off payment within six months of the date of signing of the JV Agreement; and |
| | (ii) RMB60,000,000 (equivalent to approximately HK$56,539,800) shall be contributed by JCC in cash by an one-off payment within six months of the date of signing of the JV Agreement. |
| | The JV Company will be owned as to 60% by the Company and as to 40% by JCC. |
| Profit distribution: | Profits of the JV Company will be shared among the shareholders in proportion to their respective shareholdings in the JV Company. |
| Board of directors: | The Company and JCC shall have the right to appoint 4 directors and 3 directors respectively. The quorum of board meeting shall be two-thirds or more of the then total number of directors. |
| Approval of the board of directors | Save for amendments to the articles of association, termination and winding up of the JV Company, increase and reduction of share capital and merger and de-merger of the JV Company which require unanimous approval by those directors present in the board meeting, other general matters of the JV Company may be approved by the majority number of those directors present in the board meeting. |

The Directors (including the independent non-executive Directors) consider that the terms and conditions of the JV Agreement are fair and reasonable as far as the Company and its shareholders are concerned.

### REASONS FOR THE JOINT VENTURE

The principal activities of the Company and its subsidiaries include copper mining, smelting, refining, as well as provision of processing services in the northeastern Jiangxi Province in eastern China. By the establishment of the JV Company, the Company may have the opportunity to extend its business in manufacturing a new product, namely oxygen-free copper rods and wires (無氧銅杆線) and on the other hand, the JV Company will have the expertise support from JCC and may take advantage of the copper distribution network established by the Group in copper business in the PRC as well as JCC's reputation in the market. On the other hand, as a Sino-foreign equity joint venture, the JV Company may be benefited from preferential taxation scheme offered by the government of the PRC.

### CONNECTED TRANSACTION

In view of the fact that JCC is a substantial shareholder of the Company holding approximately 47.88% of the total issued share capital of the Company, JCC is a connected person under Chapter 14 of the Listing Rules. In that regard, the establishment of the JV Company by the Company and JCC constitutes a connected transaction of the Company under the Listing Rules. As the consideration to be provided by the Company under the JV Agreement is less than 3% of the unaudited consolidated net tangible asset of the Company for the six months ended 30th June, 2001 (as adjusted for the net proceeds arising from the issue of A shares of the Company in December, 2001), the Company is obliged to issue this press announcement and the details of the transactions contemplated under the JV Agreement will be included in the Company's next published annual report and accounts under the Rule 14.25(1)(A) to (D) of the Listing Rules.

### TERMS USED IN THIS ANNOUNCEMENT

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

| | |
|---|---|
| "Board" | the board of Directors |
| "Company" | Jiangxi Copper Company Limited, a sino-foreign joint venture joint stock limited company incorporated in the PRC |
| "Director(s)" | director(s) of the Company |
| "JCC" | Jiangxi Copper Company, a substantial shareholder of the Company holding approximately 47.88% of the total issued share capital of the Company |
| "JV Agreement" | the joint venture agreement in Chinese dated 11th March, 2002 and entered into between the Company and JCC to establish the JV Company |
| "JV Company" | 江西銅業銅材有限公司(Jiangxi Tongye Copper Products Company Limited), a Sino-foreign equity joint venture to be established in the PRC which is to be owned as to 60% by the Company and 40% by JCC |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "PRC" | the People's Republic of China |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "RMB" | Renminbi, the lawful currency of the PRC |

By Order of the Board
**Jiangxi Copper Company Limited**
**Wang Chiwei**
*Director*

12th March, 2001,
Guixi, Jiangxi Province, the PRC

*Translation of Renminbi into Hong Kong dollars is based on the exchange rate of HK$1.00 = RMB1.0612.*



**JIANGXI COPPER COMPANY LIMITED**

**江西銅業股份有限公司**

*(於中華人民共和國註冊成立的中外合資股份有限公司)*

## 公告

## 關連交易

## 設立合資公司

董事會欣然宣佈，二零零二年三月十一日本公司與江銅就建立合資公司以生產和加工無氧銅杆線簽訂了合資協議。根據合資協議，本公司同意投資人民幣90,000,000元(約折合84,809,600港元)現金作為資本投入合資公司。本公司將擁有合資公司的60%，江銅將擁有合資公司的40%。

董事(包括獨立非執行董事)認為合資協議的條款和條件對本公司及其股東是公平合理的。

鑒於江銅為本公司的主要股東，持有本公司已發行總股本約47.88%，根據上市規則第十四章，江銅屬於關連人士。因此，根據上市規則，本公司與江銅建立合資公司構成本公司的關連交易。由於根據合資協議，本公司提供的代價少於本公司二零零一年六月三十日止六個月的未經審計合併有形淨資產的3%(已按本公司於二零零一年十二月發行A股淨募集資金予以調整)，根據上市規則第14.25(1)(A)至(D)條，本公司需發佈此公告，根據合資協議的交易細節將包括在本公司下一年的年度報告中。

### 緒言

董事會欣然宣佈，二零零二年三月十一日本公司與江銅就建立合資公司以生產和加工無氧銅杆線簽訂了合資協議。

### 合資協議

日期：二零零二年三月十一日

訂約方： 本公司；及
江銅 — 持有本公司已發行總股本約47.88%的主要股東。

業務： 合資公司將從事無氧銅杆線的生產和加工；對其產品提供售後服務和其他相關服務及業務。

期限： 合資公司的營業執照頒發之日後30年，協議到期前六個月經有關部門批准可以順延。

資本結構： 合資公司的註冊資本為人民幣150,000,000元(約折合141,349,400港元)，合資公司總投資為人民幣198,744,000元(約折合187,282,000港元)。

合資公司的註冊資本將由本公司和江銅用以下方式注入一：

(i) 合資協議簽字之日後六個月內，本公司將以現金方式一次性注入人民幣90,000,000元(約折合84,809,600港元)；

(ii) 合資協議簽字之日後六個月內，江銅將以現金方式一次性注入人民幣60,000,000元(約折合56,539,800港元)；

本公司將擁有合資公司的60%，江銅將擁有合資公司的40%。

利潤分配： 合資公司的利潤按合資公司股東的持股比例進行分配。

董事會： 本公司和江銅有權分別委任4名董事和3名董事。董事會會議的法定人數為當時全體董事的三分之二或以上。

董事會批准： 除合資公司章程修改、終止、解散、增加和減少股本及合併、分立須由出席董事會議董事的一致通過外，合資公司的其他一般事宜可由出席會議半數以上董事表決通過批准。

董事(包括獨立非執行董事)認為合資協議的條款和條件對本公司及其股東是公平合理的。

### 合資的理由

本公司及其子公司的主要活動為在中國華東江西省東北部從事銅的開採、熔煉、精煉以及提供加工服務。通過建立合資公司，本公司將有機會擴大業務，生產新的產品，即無氧銅杆線。同時，合資公司將可得到江銅專業顧問的支援，並可利用本集團在中國銅業務中建立的銅銷售網路，還可利用江銅在市場所享有的聲譽。此外，作為中外合資企業，合資公司可享受中國政府的稅收優惠政策。

### 關連交易

鑒於江銅為本公司的主要股東，持有本公司已發行總股本約47.88%，根據上市規則第十四章，江銅屬於關連人士。因此，根據上市規則，本公司與江銅建立合資公司構成本公司的關連交易。由於根據合資協議本公司提供的代價少於本公司截至二零零一年六月三十日止六個月的未經審計合併有形淨資產的3%(已按本公司於二零零一年十二月發行A股淨募集資金予以調整)，根據上市規則第14.25(1)(A)至(D)條，本公司需發佈此公告，根據合資協議的交易細節將包括在本公司下一年的年度報告中。

### 本公告使用的詞語

除正文另有所指外，本公告下列詞語具有以下意義：

| | | |
|---|---|---|
| 董事會 | 指 | 本公司董事會 |
| 本公司 | 指 | 江西銅業股份有限公司，在中國成立的中外合資股份有限責任公司 |
| 董事 | 指 | 本公司董事 |
| 江銅 | 指 | 江西銅業公司，本公司的主要股東，持有本公司已發行總股本約47.88% |
| 合資協議 | 指 | 本公司與江銅於二零零二年三月十一日用中文簽訂的關於設立合資公司的合資協議 |
| 合資公司 | 指 | 江西銅業銅材有限公司，在中國設立的中外合資企業，本公司將擁有60%，江銅擁有40% |
| 上市規則 | 指 | 聯交所證券上市規則 |
| 中國 | 指 | 中華人民共和國 |
| 聯交所 | 指 | 香港聯合交易所有限公司 |
| 港元 | 指 | 港元，香港法定貨幣 |
| 人民幣 | 指 | 人民幣，中國法定貨幣 |

承董事會命
王赤衛
董事

二零零二年三月十二日
中國江西省貴溪

*人民幣與港幣的兑換按1.00港元＝人民幣1.0612元計算。*

志 宜 高 醒 你









**WING ON COMPANY INTERN**

**永安國際有限**

(在百慕達註冊成立之有限公

## 須予披露之交易

## 出售部分澳洲物

- 永安國際有限公司若干全資附屬公司與獨立第三者就出售 公佈內。
- 由於此等澳洲物業除稅前之總溢利佔本公司於最近刊發經核之賬項的除稅前之綜合溢利約16.19%，根據香港聯合交易構成須予披露之交易。
- 載有此等交易詳情之通函，將盡快寄予股東。

本公司董事謹此宣佈已訂立協議出售若干澳洲物業，詳情闡述如下：

### 釋義

| | | |
|---|---|---|
| 「澳元」 | 指 | 澳洲法定貨幣； |
| 「協議甲」 | 指 | 賣方(Perfect Choice Properties Pty Limited，本公司在澳洲註冊成立之全資附屬公司)與買方(493 St Kilda Road Pty Limited)就出售物業甲於二零零二年二月六日訂立之買賣協議； |
| 「協議乙」 | 指 | 賣方(Clever Choice Properties Pty Limited，本公司在澳洲註冊成立之全資附屬公司)與買方Mirvac Funds Limited就出售物業乙於二零零二年三月十二日訂立之買賣協議； |
| 「協議丙」 | 指 | 賣方(Wonder Choice Properties Pty Limited，本公司在澳洲註冊成立之全資附屬公司)與買方Mirvac Funds Limited就出售物業丙於二零零二年三月十二日訂立之買賣協議； |
| 「協議丁」 | 指 | 賣方(Keen Choice Properties Pty Limited，本公司在澳洲註冊成立之全資附屬公司)與買方Mirvac Funds Limited就出售物業丁於二零零二年三月十二日訂立之買賣協議； |
| 「該等協議」 | 指 | 集合協議甲、協議乙、協議丙及協議丁； |
| 「董事會」 | 指 | 本公司之董事會； |
| 「本公司」 | 指 | Wing On Company International Limited(永安國際有限公司)，在百慕達註冊成立之公司並於聯交所上市； |
| 「董事」 | 指 | 本公司之董事； |
| 「本集團」 | 指 | 本公司及其附屬公司； |
| 「港元」 | 指 | 香港法定貨幣港元； |
| 「上市規則」 | 指 | 聯交所證券上市規則； |
| 「物業甲」 | 指 | 曾經由Perfect Choice Properties Pty Limited擁有，位於No. 493 St Kilda Road, Melbourne, Victoria, Australia之物業； |
| 「物業乙」 | 指 | 由Clever Choice Properties Pty Limited所擁有，位於No. 1-19 Southbank Boulevard, Southbank, Victoria, Australia之物業； |
| 「物業丙」 | 指 | 由Wonder Choice Properties Pty Limited所擁有，位於No. 6 Riverside Quay, Southbank, Victoria, Australia之物業； |
| 「物業丁」 | 指 | 由Keen Choice Properties Pty Limited所擁有，位於No. 2 Riverside Quay, Southbank, Victoria, Australia之物業； |
| 「該等物業」 | 指 | 集合物業甲、物業乙、物業丙及物業丁； |
| 「聯交所」 | 指 | 香港聯合交易所有限公司； |
| 「該項交易」 | 指 | 根據該等協議出售該等物業。 |

附註： 截至一九九九年及二零零零年十二月三十一日止年度，以澳元為本位幣之歷史財務數據已按當時適用的兑換率分別為1澳元兑5.0639港元及1澳元兑4.371港元伸算為港元。

以澳元為本位幣之其他財務數據按本公佈日之指引兑換率1澳元兑4.0262港元伸算為港元。

### 出售物業甲

於二零零二年二月六日，經正常商議後與493 St Kilda Road Pty Limited「買方」訂立協議甲，以現金售價一千一百二十三萬三千七百五十澳元(約港幣四千五百二



# JIANGXI COPPER COMPANY LIMITED

# 江西銅業股份有限公司

*(A sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)*

## CLARIFICATION ON PRESS ARTICLES REPORT ABOUT THE COMPANY

The Directors wish to announce that certain press articles as appeared in newspapers on 13 March, 2002 and 14 March, 2002 in Hong Kong and an article as appeared or reported in the relevant media published in the PRC on 12 March, 2002 reporting the so-called "insider dealings" of the Company are materially untrue.

The directors of Jiangxi Copper Company Limited (the "Company") wish to announce that the information of the Company have been disclosed in compliance with the principles of truthfulness, accuracy and completeness. The Company wishes to announce that the prospectus in connection with the issue of A shares of the Company (the "Prospectus") has been prepared in strict compliance with the relevant provisions and requirements of the China Securities Regulatory Commission. The contents of the Prospectus are true, accurate, complete and there are no false representation, misleading statements nor are there any material omissions in its contents.

References are made to certain press articles as appeared in newspapers on 13 March, 2002 and 14 March, 2002 in Hong Kong and an article as appeared or reported in the relevant media published in the PRC on 12 March, 2002 (collectively known as the "said articles") reporting the so-called "insider dealings" of the Company. Investors are hereby reminded that the information as contained in the said articles is materially false. The Company would like to clarify as follows:

1. **ARTICLE ALLEGING THAT AT THE ESTABLISHMENT OF THE COMPANY, THE VALUE OF THE ASSETS OF JIANGXI COPPER COMPANY ("JCC") HAVE BEEN UNDERESTIMATED: *"QUALITY ASSETS OF RMB5 BILLION ARE VALUED At RMB1.276 BILLION"***

   The establishment of JCC was mainly financed by loans. During the reorganisation of the Company, JCC has appointed an internationally qualified property valuer, Zhong Zheng Appraisal Company to conduct a valuation on the net assets in the sum of RMB775,460,000 (comprising total assets of RMB4,695,090,000 and total liabilities of RMB3,919,630,000) to be injected by JCC into the Company. After such valuation, the total assets of JCC were valued at RMB5,185,780,000, which had been appreciated by RMB490,700,000 and total liabilities of JCC were valued at RMB3,910,230,000, which had been depreciated by RMB9,400,000. The net assets of JCC after such valuation were valued at RMB1,275,560,000, which had been appreciated by RMB500,100,000. According to the confirmation and approval granted by the State-owned Assets Administration Bureau on the valuation results as well as the approval for the management of the State-owned shares, the value of the net assets as determined from such valuation should be used to determine the sum of capital that has been contributed to the Company by JCC. Based on a par value of RMB1.00 for each share of the Company (the "Share"), such capital contribution was represented by 1,275,560,000 Shares. The directors of the Company are of the opinion that the reorganisation, the establishment of the Company and its overseas listing of its H shares have complied with the relevant laws and regulations and legal procedures in the PRC.

2. **ARTICLE ALLEGING THAT THE COMPANY HAS USED THE CONCEPT OF "CASH COSTS" IN DETERMINING ITS COSTS OF PRODUCTION AND THEREBY MISLEADING INVESTORS IN THE PROSPECTUS: "CASH COSTS OF COPPER CATHODE ARE FALSE STATEMENTS"**

   The "cash costs" concept adopted in the Prospectus is one of the cost concepts commonly used by international mining copper companies. Its specific meaning has been clearly explained in the section headed "Glossary of Copper Industry" of the Prospectus. The "cash costs" concept is able to eliminate the impact of non-comparability arising from the by-products produced in the course of mining and refining by different mining companies and therefore has benefited in the comparison and analysis of the costs for mining and refining of the major products between different mining companies. In order to provide the information required by foreign investors and mining consultants for conducting analysis in respect of the Shares, the Company has been using such expression in accordance with the practice of international mining companies since its issuance of H Shares in 1997 (please refer to page 71 of the prospectus in connection with the issue of H Shares for the difference between "cash costs" and "actual costs").

   Apart from disclosing the "cash costs", the Company has also disclosed in various section of the Prospectus details regarding the decline in the sales costs for copper cathode of the Company in the previous three *years, movements in the production costs of copper cathode as well as the structure of the costs for major* products of the Company in 2000.

3. **ARTICLE QUESTIONING THE TRUTHFULNESS OF THE NET PROFIT OF THE COMPANY IN THE PAST THREE YEARS AS APPEARED IN THE PROSPECTUS: "THREE YEAR NET PROFIT TRUE OR FALSE"**

   There are errors in the major data of the said articles. For example, the said articles have wrongly used and confused the term "production capacity" with "actual production volume" in copper cathode production. It believes that the Company's 1998 and 1999 "copper production capacity" was 150,000 tonnes and has used such figure as the basis for calculating the "sales revenue" of the Company. From such sales revenue, the said articles have speculated that the average sales price of Company in 1999 on copper cathode was lower than that of 1998 and the sales revenue of the Company on copper cathode in 1999 should be RMB 64.32 million less than that in 1998.

   According to the Prospectus, the actual production volume of copper cathode of the Company in 1998 and 1999 should be 141,300 tonnes and 157,000 tones respectively. Sales volume of the Company was 121,300 tonnes and 147,300 tonnes in 1998 and 1999 respectively. In 1999, the sales revenue of the Company on copper cathode was RMB 2.097 billion which was RMB 350 million more than the RMB 1.748 billion made in 1998.

   Furthermore, the said articles have also speculated that the "net profit" figure of the Company in accordance to "sales revenue of the principal businesses of the Company" and "cost of goods sold of the principal businesses of the Company", and had not taken "operating costs", " management costs" and "financing costs" and other related factors into consideration. Such methods of analysis were misleading to investors.

   The Company's related party transactions have been strictly conducted according to the relevant legal procedures and requirements and detailed disclosures have been made by the Company. Apart from those which have been disclosed, the quantity involved in such related party transactions have all fallen below the threshold as set under Chapter 14 of The Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and therefore were exempted from disclosure. The Company has never violated any provision of the Listing Rules. The Company's independent non-executive directors and the Company's independent auditing committee have put strict supervision on related party transactions of the Company. The Company has never had situations of controlling, adjusting and transferring net profits through related party transactions.

   The Company advises investors to carefully read the Prospectus and the relevant financial details.

4. **ARTICLE ALLEGING THAT THE COMPANY HAS FAILED TO DISCLOSE THE PRESENCE OF CHENGMENSHAN COPPER MINE, DONGXIANG COPPER MINE, YINSHAN LEAD AND ZINC MINE OWNED BY JCC IN THE PROSPECTUS: "WHY THE THREE COPPER MINES ARE NOT NAMED ON THE LIST?"**

   The Company has placed emphasis particularly on the disclosure of connected transactions and competition in the industry. The Company specifically mentioned in section (I) "1. Conditions of Competition in the Industry" under "VI Competition in the Industry and Connected Transaction" in the Prospectus that competition between the Company and JCC was illustrated in the aspect that "JCC currently still owns and operates certain under pit mines such as Yinshan Lead and Zinc Mine, Wushan Copper Mine and Dongxiang Copper Mine."

   The mysterious closure of 3 mines namely Chengmenshan Copper Mine, Dougxiang Copper Mine and Yinshan Lead and Zinc Mine as alleged by the said articles are not owned by the Company, they are owned by JCC and their closures have nothing to do with the management of the Company.

   According to the provisions regarding general meetings of the Company and the provisions regarding the connected transaction agreements, the copper concentrates produced from these mines would be sold to the Company at a price not higher than the market price. Notwithstanding the copper concentrates produced from these mines accounted for only 5% of the copper materials required by the Company, the Company has adopted numerous measures to secure the granting of a first right of refusal by JCC, i.e., "the Company has the options to purchase from JCC any mines, smelters or refineries owned and/or operated by it now or in the future, or any mining or exploration rights held by it now or in the future." In order to ensure the fairness of the transaction, it was further stated that " the purchase price of any assets or rights purchased pursuant to such options would not be more than the fair value of such rights or assets as determined by an independent appraiser recognised under PRC laws and as subsequently confirmed by the State Assets Administration Bureau." (Details are set out in the Option Agreement in section (I) "2. Measures for avoiding competition in the industry" under "IV. Industry Competition and Connected Transaction" in the Prospectus.) The Company entered into the Option Agreement for the purpose of further reducing connected transactions and protecting interests of minority shareholders.

   To date, Yinshan Lead and Zinc Mine and Dongxiang Copper Mine have already applied for inclusion in the waiting list of mines to be closed down due to the running out of resources therein in accordance with the relevant policies in the PRC. Furthermore, as at the date of this announcement, Chengmenshan Mine is still not a separate legal entity of JCC.

5. **ARTICLE ALLEGING THAT THE EXPANSION OF GUIXI SMELTER, PHASE III CONTAIN CERTAIN RISKS: "UNCERTAINTY AS TO FUTURE OF GUIXI SMELTER, PHASE III EXPANSION PLAN"**

   "Guixi Smelter Phase III project" is the Company's exploration reconstruction project. Its feasibility report has been examined and confirmed by state qualified authorities, China Industrial Bank, and China Construction Bank. The State Environment Board has also provided and performed relevant assessment on such project and had been examined and reviewed by the State Economic and Trade Commission, was submitted to and approved by the State Council, and has been designated as one of the nation's major technology improvement projects. In order to better protect the interests of investors, the Company has disclosed adequately the risks involved in the supply of raw materials, supply of copper and by-product acid in the market in "Risks as to projects funded by A share issue proceeds" of the "Risk Factors" section of the Prospectus. At the same time, the Company has given "Special Risk Alert" to the fact that it heavily relies on copper raw material supplies.

   Part of the net proceeds from the A share issue of the Company has been used on the acquisition of Wushan Copper Mine and the development of the Fujiawu Copper Mine. The purpose of investing in these two projects is to strengthen the Company's raw material reserve as its strategic move. On the other hand, the Company has disclosed in "16. Other Important Matters" of the Prospectus the copper concentrates import contract.

6. **ARTICLE WHICH TAKE CRIMINAL LITIGATION AS EQUIVALENT TO COMPANY LITIGATION AND ALLEGING THE NON-DISCLOSURE BY THE COMPANY OF MATERIAL LITIGATION: "WHETHER MATERIAL LITIGATION SHOULD BE DISCLOSED"**

   Firstly, such litigation is regarded as criminal matter between the Prosecuratorial Organ and the alleged criminal suspects. The Company has not involved in and is not a party to the litigation. Secondly, although the Company has decisively stopped the fraud in accordance with information provided by informed person, the investigation, file opening and hearing of the case are conducted by Public Security Bureau, prosecuratorial authority and the court in accordance with the procedures in criminal proceedings. Thirdly, the law execution departments recognised that such litigation involved a fraud committed by a criminal gang who had sold inferior copper concentrate as standard copper concentrate and created confusion by passing off the spurious copper concentrate as genuine copper concentrate. The Company is a victim of the case and has suffered certain economic loss.

   The case took place during the period from 1999 to 2000 and is currently in the process of litigation. According to the information supplied by the judicial institution, the case for the purchase of counterfeit copper cathode has caused a direct economic loss of RMB3.403 million to the Company. Another similar case is currently in judicial proceedings and upon the outcome of such case, the Company shall decide according to the circumstances at that time as to whether a further announcement will be made. As the Company adopts a physical count method for the accounting of its raw materials, the loss arising from the case have all been included in the announced profit and loss statement of the Company. Therefore, such loss will not affect the disclosed annual profits of the Company for the previous year and the 2001 profit forecast as disclosed in the Prospectus nor will it affect the quality of copper cathode produced by the Company. After the occurrence of the case, the Company has adopted a series of measures to strengthen its management, fill up loopholes and prevent such similar matters from happening again.

   There is material discrepancies between the information together with relevant monetary figures described in said articles and the information provided by the law enforcement department. In addition, the "involved amount" of the case and the "the amount of economic loss" of the Company are entirely two different concepts.

7. **ARTICLE ALLEGING THAT THE COMPANY HAS PROBLEMS IN ITS MANAGEMENT: "IS JIANGXI COPPER THE BEST MANAGED ENTERPRISE IN CHINA?"**

   The example, matters and results as quoted in the said articles are in reality manifestly differed from fact. There is a material flaw in reporting the Company has caused previous loss of RMB350 million. In the incidents and cases on deception and accident as alleged in the said articles, only two were related to the Company, one is in relation to the litigation as set out in paragraph 6 of this announcement and another is in relation to the fire that occurred in No. 3 Concentrator of Dexing Mine details of which have been disclosed in the announcement in Hong Kong dated 11 September, 2000.

   Since the Company's incorporation, its production capacity and sales volume have expanded and increased continuously. The Company's revenue derived from principal businesses in recent years, net profit has recorded substantial increase as compared to previous years. The Company has achieved satisfactory operation results. The management of the Company is structured and effective. Despite these achievements, *the Company believes that there is a need to improve further its management during its development.*

   Accepting the supervision from various communities and investors is one of the obligations of the Company, the Company, as it has always done in the past, will continue to operate and perform in a sincere and trustworthy way and shall be responsible to investors.

By order of the Board
**Jiangxi Copper Company Limited**
**He Changming**
*Chairman*

15th March, 2002
Guixi, Jiangxi Province, the PRC

經濟日報
18-3-2002
(A37)





# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(於中華人民共和國註冊成立的中外合資股份有限公司)*

## 關於有關媒體對本公司報道情況說明的公告

董事謹此宣佈，香港某些報章分別於二零零二年三月十三日及二零零二年三月十四日刊登的某些文章，及中國內地的有關媒體刊登和轉載關於所謂本公司「內幕」的文章或報導嚴重失實。

江西銅業股份有限公司(「本公司」)董事謹此宣佈，本公司的信息披露均遵循了真實、準確及完整的原則。本公司謹此宣佈，本公司增發A股的招股說明書(「招股說明書」)嚴格按照中國證監會的有關規定和要求編制。招股說明書的內容真實、準確、完整，不存在任何虛假記載、誤導性陳述和重大遺漏。

本公告乃參照香港某些報章分別於二零零二年三月十三日及二零零二年三月十四日刊登的某些文章，及中國內地的有關媒體刊登和轉載所謂本公司「內幕」的文章或報導(以下簡稱該文「該文」或「文章」)而發出。本公司敬告廣大投資者，該等報章或報導嚴重失實。現就有關事項作如下說明：

**一、 關於該文稱本公司設立時，江西銅業公司(「江銅」)資產被低估：「50億元的優良資產僅作價12.76億元」**

江銅主要是靠貸款建設起來的。本公司進行重組時，江銅聘請了具有國有資產評估資格的中正評估公司，對江銅投入本公司的淨資產人民幣775,460,000元(總資產為人民幣4,695,090,000元，總負債為人民幣3,919,630,000元)進行評估，經評估後，江銅的總資產為人民幣5,185,780,000元，增值人民幣490,700,000元，總負債為人民幣3,910,230,000元，減值人民幣9,400,000元，經評估後，江銅的淨資產為人民幣1,275,560,000元，增值人民幣500,100,000元。根據國家國有資產管理局對其評估結果的確認和批復及其對國有股權管理的批復，評估後的淨資產作為江銅對本公司的出資額，按本公司每股面值1.00元的股份(「股份」)計算，有關出資應為1,275,560,000股份。本公司董事會認為，本公司的重組與設立及境外發行H股上市，完全符合中國有關法律法規的規定及法律程式。

**二、 關於該文稱本公司在招股說明書中使用現金成本概念釐定生產成本誤導投資者：「陰極銅現金成本是虛假陳述」**

招股書中使用的「現金成本」概念為國際礦業公司通用的成本概念之一，其具體含義在招股說明書「銅業用語」中有詳細解釋。「現金成本」概念消除了不同礦業公司在開採及提煉過程中產生的不同副產品帶來的不可比影響，便於對比分析不同礦業公司之間開採及提煉主產品的成本。本公司於一九九七年發行H股時，根據國際礦業公司慣例，使用了該術語(「現金成本」與「實際成本」之分別，見H股招股說明書第71頁)，以滿足境外專業投資者、礦業顧問等對股份投資分析的資料需求，並作為H股公司一直沿用至今。

除了披露「現金成本」情況外，本公司在招股書中多處披露了公司近三年陰極銅產品銷售成本的下降情況、陰極銅生產成本的變動情況及本公司各主要產品二零零零年的成本構成情況。

**三、 關於該文質疑招股說明書所述，本公司以往三年利潤的真實性：設問「3年利潤孰真孰假」**

文章中所引用的關鍵數據錯誤。例如將本公司陰極銅的「生產能力」混同為「實際產量」，認為本公司一九九八年和一九九九年的「銅產量」均為150,000噸，並以此為基礎計算「營業收入」，並按上述營業收入進而推斷公司一九九九年在陰極銅平均銷售價格比一九九八年下降的情況下，陰極銅的業務收入應該比一九九八年少「人民幣64,320,000元」。

而招股說明書披露的本公司一九九八年和一九九九年陰極銅的實際產量分別為14.13萬噸和15.70萬噸、銷售量分別為121,300萬噸和147,300噸，一九九九年本公司陰極銅的業務收入為人民幣20.97億元，比一九九八年的人民幣17.48億元多出人民幣3.5億元。

此外，該文僅根據「本公司主營業務收入」和「本公司主營業務成本」就推斷出本公司「淨利潤」，而未考慮「營業費用」、「管理費用」和「財務費用」等因素對淨利潤的影響。該種分析方法是對投資者的誤導。

本公司的關聯交易嚴格履行了有關法律程序及要求，並作了詳細的披露，且關聯交易的數量均低於香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第14章規定的限額，因此可豁免予以披露。本公司成立以來從未違反過上市規則。本公司獨立非執行董事和本公司獨立審核委員會對本公司關聯交易的審查一直相當嚴謹。本公司從未有通過關聯交易操縱、調節或轉移淨利潤的情形發生。

敬請投資者仔細閱讀本公司增發A股招股說明書中的財務資料。

**四、 關於該文稱本公司在A股招股說明書沒有披露江西銅業公司下屬城門山銅礦、東鄉銅礦、銀山鉛鋅礦的存在：設問「三個銅礦山為甚麼榜上無名」**

本公司特別注重關聯交易與同業競爭的披露，在招股說明書「六、同業競爭與關聯交易」(一)之「1.同業競爭的情況」中特別提出了本公司與江銅的競爭表現在:「江銅目前仍擁有和經營銀山鉛鋅礦、武山銅礦和東鄉銅礦等井下開採礦山」。

該文稱突然關閉的三個礦山，即城門山銅礦、東鄉銅礦及銀山鉛鋅礦並非屬本公司的，而是屬江銅的，它們的關閉與本公司的管理無關。

根據本公司股東大會及本公司關聯交易合同的規定，這些礦山所產銅精礦以不高於市場價全部銷售給本公司。儘管這些礦山所產銅精礦僅佔本公司所需銅原料的5%，但本公司仍採取了充分的措施；由江銅授予本公司一項購買選擇權，即「本公司可以從江銅購買江銅目前或將來擁有及/或經營的礦山、冶煉廠、精煉廠或江銅目前或將來持有的任何採礦權或勘探權」。為了確保交易的公平性，還特別規定「依據選擇權購買任何資產或權益的代價應為經認可的獨立評估機構對有關權益和資產依法經評估後確定的、並經國家國有資產管理部門確認的金額，該等金額不應超過有關資產或權益的公平市場價值」(見招股說明書「六、同業競爭與關聯交易」(一)之「2.避免同業競爭的措施」中《購買選擇權協議》)。本公司簽訂該項《購買選擇權協議》，其目的是進一步減少關聯交易，維護中小股東的利益。

現時仍屬江銅的銀山鉛鋅礦、東鄉銅礦按國家有關政策已申請被劃入資源枯竭關閉礦山候選名單。城門山銅礦到目前為止仍然是江銅的一個非獨立法人單位。

**五、 關於該文稱貴冶三期擴建工程存在風險：「三期擴建工程前途不明」**

「貴冶三期」工程是本公司挖潛改造工程，其可行性研究報告由具有國家級資格的專門機構制定，國家計委國際工程諮詢公司、中國工商銀行、中國建設銀行、國家環保局對該工程項目也進行了相關的評估認可，並經國家經貿委審查，報國務院批准，並被列入國家重點技術改造項目。為了更好地保護投資者利益，本公司在招股說明書「風險因素」的「募集資金投資項目風險」等風險因素的說明中，對該項目原料的供應、銅及副產品硫酸的市場風險等均作了充分的披露，同時對本公司依賴銅資源供應的事實作了「特別風險提示」。

本公司增發A股的部分募集資金用於收購武山銅礦、開發富家塢銅礦兩個項目，均是旨在增加本公司資源儲備的戰略措施；此外，本公司在招股說明書「十六、其他重要事項」中也披露了有關的銅精礦進口合同。

**六、 關於該文把一起刑事公訴案當作一起本公司的訴訟案，稱本公司重大訴訟沒有披露：設問「重大訴訟應否披露」**

首先，該訴訟事項屬檢察機關與被指稱的疑犯之間的刑事公訴案件，本公司未涉及法律訴訟，不是該等訴訟事項的當事人；第二，該案雖由本公司根據知情人舉報而果斷制止，但偵查、立案、審理均由公安局、檢察院、法院按刑事訴訟的程式進行；第三，有關執法部門均認定該等訴訟事項為一起「以次充好、以假充真」的銷售偽劣銅精礦的團夥犯罪，本公司為該案的受害人，蒙受了一定的經濟損失。

該等案件發生時間主要集中在一九九九年至二零零零年，現時仍在審理。根據司法機關提供的資料表明，一起摻假銅精礦案件造成本公司的直接經濟損失為人民幣340.3萬元。另一起同類案件還在司法程序中，待案件查明後，本公司將按當時的情況決定是否再行公告。由於本公司對原料的庫存採用「實地盤存法」，該案件對本公司造成的損失已全部包含在公司已公告的損益表中，因此，對本公司已披露的以往年度利潤及招股說明書披露的二零零一年盈利預測不構成影響，對陰極銅產品的質量也不構成影響。案發後，本公司採取了一系列嚴格管理、堵塞漏洞的整改措施，以杜絕類似情況的再次發生。

該文對該案的事實的描述、有關數字的引用，與有司法部門的資料有很大差異。此外，「涉案金額」與本公司遭受的「經濟損失額」是兩個完全不同的概念。

**七、 關於該文稱本公司存在管理問題：設問「江銅是全國管理最好的企業嗎？」**

該文所描述的有關案例、其事宜與結果均與事實有很大的差異，有關本公司歷年來損失人民幣3.5億元的報導嚴重失實，其中在該文提到的所謂欺詐及意外的案件及事故中，與本公司有關的僅有兩起，一起見本公告「六」，另一起為德興銅礦三選廠計控室火災事故，已於二零零零年九月十一日在香港刊登公告作出過披露。

本公司自成立以來，生產規模大幅增長，銷售量逐年增加，本公司近年主營業務收入和淨利潤均比往年錄得大幅增長，取得了理想的經營業績，本公司的管理是規範和有效的。儘管如此，本公司認為本公司的管理還需要在發展中進一步完善。

接受社會各界和投資者的監督是本公司的義務之一，本公司將一如既往，繼續秉承誠信的原則規範運作和經營，向投資者負責。

承董事會命
江西銅業股份有限公司
何昌明
*董事長*

二零零二年三月十五日
中國江西省貴溪市

# Listed Companies Information



JIANGXI COPPER<00358> - Results Announcement (Summary)

Jiangxi Copper Company Limited announced on 11/4/2002:
(stock code: 358)
Year end date: 31/12/2001
Currency: RMB
Auditors' Report: Neither
Review of Interim Report by: N/A

| | (Audited) Current Period from 1/1/2001 to 31/12/2001 ('000) | (Audited) Last Corresponding Period from 1/1/2000 to 31/12/2000 ('000) |
|---|---|---|
| Turnover | : 2,995,793 | 3,524,512 |
| Profit/(Loss) from Operations | : 475,664 | 251,105 |
| Finance cost | : (163,067) | (142,240) |
| Share of Profit/(Loss) of Associates | : N/A | N/A |
| Share of Profit/(Loss) of Jointly Controlled Entities | : N/A | N/A |
| Profit/(Loss) after Tax & MI | : 312,373 | 108,661 |
| % Change over Last Period | : +187% | |
| EPS/(LPS)-Basic | : RMB0.128 | RMB0.045 |
| -Diluted | : N/A | N/A |
| Extraordinary (ETD) Gain/(Loss) | : N/A | N/A |
| Profit/(Loss) after ETD Items | : 312,373 | 108,661 |
| Final Dividend per H Share | : RMB0.05 | RMB0.01 |
| (Specify if with other options) | : N/A | N/A |
| B/C Dates for Final Dividend | : 13/5/2002 to 12/6/2002 bdi. | |
| Payable Date | : 5/7/2002 | |
| B/C Dates for Annual General Meeting | : 13/5/2002 to 12/6/2002 bdi. | |
| Other Distribution for Current Period | : N/A | |
| B/C Dates for Other Distribution | : N/A | |



# 江西銅業股份有限公司
# JIANGXI COPPER COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

## 二零零一年年度報告摘要

### 一、會計資料和業務資料摘要

#### 1、會計資料與業務資料摘要(按國際會計準則編制)

| | 2001 人民幣千元 |
|---|---|
| 營業額 | 2,995,793 |
| 除稅前溢利 | 312,597 |
| 稅項 | 102 |
| 本年溢利 | 312,373 |
| 總資產 | 8,470,761 |
| 總負債 | 3,764,065 |
| 少數股東權益 | 694 |
| 資產淨值 | 4,706,002 |
| 每股淨資產 | 人民幣1.766元 |
| 每股盈利 | 人民幣0.128元 |
| 淨資產收益率 | 6.64% |

#### 2、前三年主要會計資料及財務指標(按國際會計準則編制)

| 項目 | 2001 人民幣千元 | 2000 人民幣千元 | 1999 人民幣千元 |
|---|---|---|---|
| 營業額 | 2,995,793 | 3,524,512 | 2,712,183 |
| 除稅前溢利 | 312,597 | 108,865 | 23,164 |
| 除稅後溢利 | 312,495 | 108,767 | 23,157 |
| 總資產 | 8,470,761 | 7,752,833 | 7,195,451 |
| 淨資產值 | 4,706,002 | 3,923,122 | 3,814,461 |
| 每股盈利(元/股) | 人民幣0.128元 | 人民幣0.045元 | 人民幣0.011元 |
| 每股淨資產(元/股) | 人民幣1.77元 | 人民幣1.61元 | 人民幣1.57元 |

註：以上會計資料及財務指標均以合併會計報表數計算和填列

### 二、股本變動及股東情況

#### (一)股本變動情況

1、股本變動情況表

| | 變動前(股) | 增發(股) | 變動後(股) |
|---|---|---|---|
| 一、未上市流通股份 | | | |
| 1、發起人股份 | | | |
| 其中：國有法人股 | 1,275,556,200 | — | 1,275,556,200 |
| 境內法人 | | | |
| 持有股份 | 2,000,000 | — | 2,000,000 |
| 境外法人 | | | |
| 持有股份 | — | — | — |
| 其他 | — | — | — |
| 2、已發行未上市股份 | — | 230,000,000 | 230,000,000 |
| 3、內部職工股 | — | — | — |
| 4、優先股或其他 | — | — | — |
| 未上市流通股份合計(註1) | 1,277,556,200 | 230,000,000 | 1,507,556,200 |
| 二、已上市流通股份 | | | |
| 1、人民幣普通股 | — | — | — |
| 2、境內上市外資股 | — | | |

### 三、董事會報告

#### (一)公司經營情況

按產品說明主營業務收入構成

| | 2001 人民幣千元 | 2000 人民幣千元 |
|---|---|---|
| 陰極銅 | 1,855,765 | 2,555,328 |
| 黃金 | 492,241 | 409,442 |
| 其他 | 357,097 | 474,578 |
| 代加工 | 290,690 | 85,164 |
| | 2,995,793 | 3,524,512 |

按銷售地域說明主營業務收入構成

| | 2001 人民幣千元 | 2000 人民幣千元 |
|---|---|---|
| 中國大陸 | 2,925,824 | 3,010,191 |
| 南韓 | — | 341,289 |
| 其他地區 | 69,969 | 173,032 |
| | 2,995,793 | 3,524,512 |

1 經營業績

年內，本公司包括加工銅在內的銅產量較上年增長16.5%，由於自營銅銷售減少，加工銅增加，以及銅價下跌，使營業額較上年減少人民幣52,872萬元(或減少15.0%)，達致人民幣299,579萬元，實現毛利較上年增加人民幣13,286萬元(或增加：25.5%，達致人民幣65,328萬元)，按中國會計準則編制的淨利潤人民幣30,143萬元，完成本年度A股招股說明書披露的盈利預測的99.8%；較上年增加了人民幣19,277萬元(或增加：177.4%)，按國際會計準則編制的淨利潤人民幣31,237萬元，較上年增加了人民幣20,371萬元(或增加：187.5%)。產銷量的增長及經營業績增長分析參見「三、董事會報告」中「(3)經營策略」及「(三)經營業績分析」。

2 困難與挑戰

2001年，世界經濟增長放緩，特別是美國經濟在9.11恐怖襲擊後出現十年來的首次衰退，全球經濟增長進一步放慢，使得世界銅消費首次出現15年來的下降。年內，據國際銅研究小組初步預計，全球精煉銅消費量約為1,472.5萬噸，較上年下降3.5%，產量約為1,547.8萬噸，較上年增長4.7%。年末，倫敦金屬交易所(LME)銅庫存高達79.9萬噸。

全球銅價延續去年9月後的跌勢，繼續向下，在2001年11月3日創下1986年以來的新低，跌至1,336美元/噸。其後，受全球主要大型

(2) 產品銷售結構得到調整，毛利率增長

年內，本公司加強產品銷售結構調整，黃金、白銀銷售量分別增長27.0%及85.1%；同時提高來料加工銅比例，相對減少外購礦生產陰極銅比例，因此儘管營業收入減少15.0%，但由於黃金、白銀的毛利貢獻高，加工銅毛利率相對穩定，從而拉動了全年總毛利率比上年提高了7.2個百分點。

(3) 提高金屬回收率，嚴格成本控制，實現成本降低目標

年內，本公司德興銅礦礦山銅的選礦回收率較上年提高1.124個百分點，增產銅精礦含銅約1450噸，銀的選礦回收率較上年提高2.6個百分點，增產銅精礦含銀約740公斤。效率的提高，加上本公司嚴格的成本控制制度，陰極銅單位銷售成本下降大約8%，自產礦生產的每磅銅現金生產成本降低大約14.0%，為39美分／磅。

(4) 管理制度創新，節省檢修時間，節約維修費用

2001年本公司實施管理制度創新計劃，借鑒並吸收了國際先進閃速冶煉技術，將過往每年需停爐一次大修，改為三年停爐兩次大修。本公司貴冶自2000年度大修後，2001年沒有停爐檢修，下次維修將在2002年進行。

(5) 開拓市場，化工產品銷售有轉機

年內，連續四年下跌的硫酸銷售價格於本年度出現轉機，價格回升了25.3%；硫精礦價格跌幅減緩，硫酸及硫精礦銷售量分別增長了4.0%及20.3%。

#### (二)財務狀況(按國際會計準則編制)

| | 2001 人民幣千元 | 2000 人民幣千元 | 增加(減少) 人民幣千元 | 增加(減少) % |
|---|---|---|---|---|
| 總資產 | 8,470,761 | 7,752,833 | 717,928 | 9.3 |
| 總負債 | 3,764,065 | 3,829,071 | (65,006) | (1.7) |
| 其中：長期負債 | 1,881,831 | 2,032,701 | (150,870) | (7.4) |
| 少數股東權益 | 694 | 640 | 54 | 8.4 |
| 股東權益 | 4,706,002 | 3,923,122 | 782,880 | 19.96 |

註：(1) 總資產增加的主要原因是年內購建了固定資產、發行A股後貨幣資金的增加；及增加原料儲備大約9078噸。

(2) 股東權益增加的主要原因是增發2.3億股A股；及年內的生產經營實現了資本增值。

於年末，本公司流動資產淨值為人民幣76,798萬元，流動比率為1.41。其中銀行結餘及現金持有人民幣68,333萬元；比上年增加人民幣31,452萬元，增加的主要原因是年內A股淨募集資金全部存放於銀行。

於年末，本公司銀行借款總額為人民幣299,859萬元，其中一年內須予

| | | | |
|---|---|---|---|
| 4、優先股或其他 | — | — | — |
| 未上市流通股份合計(註1) | 1,277,556,200 | 230,000,000 | 1,507,556,200 |
| 二、已上市流通股份 | | | |
| 1、人民幣普通股 | — | — | — |
| 2、境內上市外資股 | — | — | — |
| 3、境外上市外資股(註2) | 1,156,482,000 | — | 1,156,482,000 |
| 上市流通股份合計 | 1,156,482,000 | — | 1,156,482,000 |
| 三、股份總數： | 2,434,038,200 | 230,000,000 | 2,664,038,200 |

註：(1) 已發行未上市流通股份是指本公司於2001年12月21日向國內投資者發行2.3億A股，該等股票於2002年1月11日在上海證券交易所上市流通。

(2) 境外上市外資股含有發起人國際銅業5億股H股，該等股份從1997年起的三年後可轉讓並流通。

2、 股票發行與上市情況

2001年12月21日，經中國證監會證監發行字2001(61)號文件核准，本公司A股股票首次在國內發行，發行價格為每股人民幣2.27元，發行數量23,000萬股。2002年1月11日，本公司A股股票在上海證券交易所正式掛牌上市交易。本次發行A股共獲募集資金總額為人民幣52,210萬元，扣除發行費用後淨募集資金約為人民幣49,485萬元於2001年12月28日全部到帳；獲得凍結資金利息約為人民幣1,094萬元。

## (二) 股東情況介紹

1、 報告期末股東數量

截至2001年12月31日止，持有本公司股票的股東總數為130,247名，其中，H股股東人數為4,122名，A股股東人數為126,125名。

2、 本公司前十大股東持股情況

| 股東名稱 | 年末持股數(股) | 佔總股本百分比(%) | 持股類別 |
|---|---|---|---|
| 1. 江西銅業公司 | 1,275,556,200 | 47.881 | 國有法人股 |
| 2. HKSCC NOMINEES LIMITED | 1,131,953,000 | 42.490 | H股 |
| 其中：國際銅業 | 500,000,000 | 18.768 | H股(發起人) |
| 3. 華夏成長基金 | 2,161,000 | 0.081 | A股 |
| 4. 華安創新基金 | 1,389,000 | 0.052 | A股 |
| 5. 興和基金 | 1,319,000 | 0.050 | A股 |
| 6. 天華基金 | 1,282,000 | 0.048 | A股 |
| 7. SONGZHENYUAN | 1,095,000 | 0.041 | H股 |
| 8. 興華基金 | 1,030,000 | 0.039 | A股 |
| 9. 深圳寶恒(集團)股份有限公司 | 1,000,000 | 0.038 | 法人股 |
| 10. HSBC NOMINEES (HONG KONG) LIMITED | 908,000 | 0.034 | H股 |

註：(1) 持有本公司5%以上股份的股東其持股數量並無變化。

(2) 本公司並不知悉持有本公司股份的前十名股東有無關聯關係。

(3) 國際銅業所持本公司H股股份於1997年上市日全部抵押予中國銀行(香港)有限公司，除此以外，持有本公司5%以上股份的其他股東其所持股份沒有抵押或凍結情況。

3、 持股10%以上主要法人股東情況

江西銅業公司持有本公司股份12.76億股(內資股)，佔總股本的47.881%，為本公司第一大股東，該公司成立於1979年7月1日，其法定代表人為何昌明先生，其註冊資本為人民幣389,606萬元，主要業務為有色金屬礦、非金屬礦、有色金屬冶煉壓延加工產品等。江西銅業公司是江西省人民政府直接管理的國有企業，其股權全部由江西省人民政府持有。

HKSCC Nominees Limited 作為本公司H股的結算公司，以代理人身份持有本公司股份1,131,953,000股H股，佔本公司總股本的42.49%。HKSCC Nominees Limited 是中央結算及交收系統成員，為客戶進行證券登記及託管業務。其中，國際銅業通過香港中央結算(代理人)持有本公司5億股(H股)，佔總股本的18.768%，該公司於1995年11月7日在香港註冊成立，由銀建國際實業有限公司、中國有色金屬(香港)控股有限公司各持50%的股份；主要業務為投資控股。該公司所持本公司股份已於1997年本公司股票上市日全部抵押予中國銀行(香港)有限公司。2001年9月，依據有關方簽定的協議，中國五礦香港控股有限公司取得中國有色金屬(香港)控股有限公司所持該公司50%的股份。

倫敦金屬交易所(LME)銅庫存高達79.9萬噸。

全球銅價延續去年9月後的跌勢，繼續向下，在2001年11月3日創下1986年以來的新低，跌至1,336美元/噸。其後，受全球主要大型銅生產商紛紛宣佈減產消息影響，銅價止跌回穩。LME三月期銅全年均價約為72.5美分/磅，比上年下跌約13.2%。

下圖採集年內LME三月期銅的月均收盤價以更為簡略地反映LME年內的銅價走勢。

美元/磅　　2000至2001年LME三月期銅月均價格趨勢圖



95.0
90.0
85.0
80.0
75.0
70.0
65.0
60.0
55.0
50.0


雖然全球經濟衰退，但中國經濟仍取得7.3%的增長，提振了國內的銅消費增長。年內，國內精銅產量約為142.5萬噸，增長大約7.0%；銅消費量預計增長約13.0%，成為世界銅消費市場暗淡中的亮點。但國內銅價緊貼國際銅價走勢持續下跌。上海金屬期貨交易所(SHFE)三月期貨銅全年平均含稅價格為人民幣16,223元/噸，折合價約為76.0美分/磅，較上年下跌13.0%。

下圖採集年內SHFE三月期銅的月均收盤價以更為簡略地反映SHFE年內的銅價走勢。

人民幣/噸　　2000至2001年上海金屬期貨交易所三月期銅月均價格趨勢圖



20000
19000
18000
17000
16000
15000
14000
13000
12000
11000
10000


年內，本公司銷售陰極銅平均價格(含稅價)為人民幣16,592元/噸，較上年下挫8.5%；收取的陰極銅加工費(含稅價)為人民幣3,447元/噸，比上年下降14.2%。

3、 經營策略

(1) 擴大產量，提升礦山能力

貴冶二期自2000年下半年投產以來運轉順利，實現了達產達標。全年生產包括加工在內的陰極銅產量為226,263噸，比上年增長16.5%，黃金6,723公斤，白銀115,043公斤，硫酸82.3萬噸，硫精礦72.8萬噸，分別比上年增長25.4%；69.1%；8.2%和8.0%。

本公司所屬主要礦山之一的德興銅礦日均9萬噸選礦處理能力經過多年努力，也於年內實現了這一目標，本公司礦山生產能力有了提升。本公司全年生產銅精礦含銅127,674噸，較上年提高7.3%；銅精礦含金4,705公斤，銅精礦含銀32,662公斤，分別較上年增長6.3%及5.7%。由於自產礦生產陰極銅現金成本低於外購礦生產的陰極銅現金成本；及冶煉產品的增長相對地降低了單位生產成本中的固定費用，由此提高了本公司年內盈利能力。

於年末，本公司流動資產淨值為人民幣76,798萬元，流動比率為1.41。其中銀行結餘及現金持有人民幣68,333萬元；比上年增加人民幣31,452萬元，增加的主要原因是年內A股淨募集資金全部存放於銀行。

於年末，本公司銀行借款總額為人民幣299,859萬元，其中一年內須予償還的借款約為人民幣116,167萬元，一年至二年內須予償還的借款約為人民幣79,581萬元，二至五年內須予償還的借款約為人民幣52,140萬元，五年以上須予償還的借款約為人民幣51,971萬元。所有銀行借款利率介於4.5%至6.2%之間(2000年：5.6%至8.5%)。

年內，本公司經營性現金流入淨額為人民幣63,985萬元；融資活動產生的淨現金流入為人民幣29,364萬元；投資活動產生的淨現金流出為人民幣61,853萬元，本年度總現金流入淨額為人民幣31,496萬元。

本公司長期秉承審慎理財、穩健經營的原則，強調財務風險的控制及資金的安全運作，不對本公司以外的其他任何公司(包括控股公司)及個體提供任何信用擔保與資金拆借，在各家銀行一直保持著良好的信譽，持續融資能力較強。

穩健的財務政策；良好的銀行信用；充裕的經營現金流；及嚴格的資金內控與安全制度為本公司的健康、穩定發展建立了可靠的財務保障體系。

## (三) 經營業績分析

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 | 增加(減少)<br>人民幣千元 | 增加(減少)<br>% |
|---|---|---|---|---|
| 營業額 | 2,995,793 | 3,524,512 | (528,719) | (15.0) |
| 毛利 | 653,284 | 520,426 | 132,858 | 25.5 |
| 除稅前溢利 | 312,597 | 108,865 | 203,732 | 187.1 |

2001年，本公司實現除稅前利溢利人民幣31,260萬元，比上年增加人民幣20,373萬元，增長187.1%。

主要增長原因如下：

1　銷售量增加，增加毛利額人民幣13,286萬元，其中：陰極銅(含加工銅在內)銷售量增加，增加毛利額人民幣5,166萬元；金銀等產品銷售量增加，增加毛利額人民幣8,243萬元。

2　產品銷售價格降低，減少毛利額人民幣23,581萬元。其中，陰極銅銷售價格(含稅價)下跌8.5%，減少毛利額人民幣17,274萬元，陰極銅加工費下跌14.2%，減少毛利額人民幣4,802萬元。

本公司陰極銅銷售價格為人民幣16,592元/噸，比SHFE年均價格高出約2.3%，主要是由於上半年本公司陰極銅銷售量大於下半年銷售量，而銅價上半年高於下半年價格。

3　產品單位銷售成本下降，增加毛利額人民幣23,770萬元。成本下降的主要原因是本公司自營陽極銅基本是自產銅礦生產的，使成本下降8%，外來的銅精礦是接收加工，加工陽極銅產量增加使單位固定費下降，使單位加工成本下降約21.3%，其他副產品銷售成本也有不同程度的下降。

4　期間費用淨減少，增加除稅前溢利人民幣4,324萬元。

(1) 年內，本公司管理費用支出為人民幣16,149萬元，比上年減少人民幣6,009萬元(或減少27.1%)。減少的原因主要是年內本公司採取強有力的措施，積極對以前年度已提取壞帳準備的應收款項加以催收，取得一定成效，本年度減少壞帳準備提取數額人民幣2,396萬元，同時，收回過往年度已作呆帳損失的應收帳款人民幣2,814萬元。

(2) 年內銷售費用為人民幣3,158萬元，比上年減少人民幣398萬元(或減少11.2%)。減少的主要原因是出口銅較上年大幅減少，因此記入營業費用的相關出口費用相應減少。

(3) 利息支出為人民幣16,307萬元，比上年增加人民幣2,083萬元(或增加14.6%)。增加主要原因是隨購建固定資產交付相應增加財務費用。

5　年內，其他經營收入為4,610萬元，比上年增加人民幣3,279萬元，其中，發行A股募集資金利息收入為1,094萬元。



# 江西銅業股份有限公司
# JIANGXI COPPER COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

## 二零零一年年度報告摘要

**(四) A股募集資金使用情況**

2001年12月21日，本公司發行23,000萬股A股，淨募集資金約為人民幣49,485萬元。年內該等募集資金尚未動用，全部作為貨幣資金存於銀行。

**(五) 非募集資金使用情況**

1 貴冶三期技改工程建設按計劃穩步推進，年內完成投資約人民幣15,748萬元，完成投資預算約10%。貴冶三期工程預算總投資大約人民幣15億元，投資資金來源主要是A股募集資金、國家貼息貸款和自籌資金。

2 年內，德興銅礦日處理能力9萬噸達產工程項目投資額為人民幣22,570萬元，完成預算總投資約79%。年末，德興銅礦日處理能力已基本達到日處理能力9萬噸。

3 於2001年8月20日與2001年12月30日，本公司分別支付用於收購江西富家塢銅業有限公司銅礦採礦權及採礦和選礦設施等有效資產收購價款人民幣5,000萬元及人民幣1,500萬元，剩餘收購價款人民幣4,500萬元於2002年支付。

**(六) 下年度經營環境、經營計劃與經營策略**

1 經營環境

(1) 2002年銅價預期

2002年，預期世界第一大銅消費國美國的經濟復甦及第二大銅消費國中國繼續保持7%的國民經濟增長率，將刺激全球銅消費市場回暖；而2001年11月的全球銅生產商宣佈的減產計劃也有助於緩解2002年銅供需矛盾，銅價在此利好的引導下將會有所回升。但受2001年末留下的全球銅庫存的高企影響，銅價的回升幅度將在一定程度上受到壓抑，因此，2002年國內外銅價總體趨勢將逐步走出低谷，振蕩回升。預期全年平均價格謹慎樂觀，價格高於2001年的72.5美分/磅。

2002年一季度，LME銅價雖比2001年4季度價格回升了9.1%，為71.6美分/磅，但與2001年1季度同期比仍有11.1%的價格差異。SHFE二月份銅價為人民幣15,652元/噸(含稅)，比上年4季度價格回升7.1%，但同期比下跌11.9%。

2002年1季度銅價對本公司上半年的生產經營及盈利產生一定的壓力。

(2) 中國加入WTO對本公司的影響

中國在加入WTO前，一般貿易的進口銅原料關稅為零關稅，出口精銅的關稅為2%的低關稅；中國在加入WTO前，一般貿易的銅產品進出口配額限制取消；中國在加入WTO前，國內銅價走勢緊貼國際銅價走勢而已經接軌，因此，中國加入WTO後，稅收減讓政策及銅市場開放政策不會對本公司產生不利影響。

(3) 稅收優惠政策

本公司作為一間外商投資企業，自1997年起享受的「兩免三減半」的所得稅優惠政策於2001年末執行期滿。

自2002年起，本公司將根據國家稅務總局國稅發[1999]172號文及江西省國家稅務局贛國稅函[2001]122號文的批復，從

**四、重要事項**

(一) 年內，本公司發行23,000萬股A股，詳情參見「二、股本變動及股東情況之股票發行與上市情況」。

(二) 年內，本公司無重大訴訟、仲裁事項。

(三) 年內本公司無重大收購及出售資產、吸收合併事項。

(四) 2002年4月1日起，本公司貴溪冶煉廠貴冶三期技術改造主體工程進入新老系統的安裝與對接，同時現有主要生產工藝及設備按三年二修的計劃，進行停產檢修。這一停產計劃期限約為60天，一定程度上將減少本年度產量及增加維修費用。

(五) 關聯交易

1、 本公司與江西銅業公司訂立了若干協議，包括綜合供應合約、銷售合同、綜合工業服務協議、房地產租約及綜合其他服務協議。根據此等協議，本公司將會(其中包括)向江西銅業公司及其關聯公司採購銅精礦、紫雜銅及輔助工業產品，銷售陰極銅、硫酸、廢料、洗淨殘渣及黑銅泥，取得多項工業、社會及其它服務，及租賃物業和土地使用權。本集團已於2001年9月3日與江銅簽訂了一份加工協議，本集團被委任為獨家對由江西銅業公司進口的銅精礦、粗銅和廢銅進行加工成為陰極銅，並為對該等陰極銅在中國銷售及分銷。本公司還與江西銅業公司簽訂一份收購協議，據此，本公司向江西銅業公司收購武山銅礦的經營性資產、有關負債及其採礦權。

以上關聯交易是本公司在日常及正常業務過程中訂立；且按一般商業條款或按與提供予或從獨立第三者相同(或更優惠)的條款訂立；就本公司股東而言，屬公平合理。以上關聯交易按不同類別分別在規定的限額內交易，沒有超出香港聯交所豁免或獨立股東大會批准的上限。

2、 本公司已於2002年1月正式完成收購武山銅礦的經營性資產、有關負債及其採礦權。該收購事項的詳細資料已載於本公司A股招股書內。

3、 於2002年3月11日，本公司與江西銅業公司合資就建立一家中外合資企業(該企業可享受中外合資企業稅收優惠政策)以生產和加工無氧銅杆線簽訂了合資協議。根據合資協議，本公司同意投資人民幣90,000,000元現金作為資本投入合資公司。本公司將擁有該中外合資企業百份之六十之權益，江西銅業公司將擁有該中外合資企業百份之四十之權益。

(六) 重大合同及履行情況

1、 年內，除了已在過去的公告有所提及外，本公司無重大託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產事項。

2、 年內，本公司無重大擔保事項。

3、 年內，本公司沒有重大委託理財事項。

4、 年內，本公司未在金融機構或非金融機構存有委託存款，也沒有發生所存放的定期存款到期末不能收回的情況。

**綜合資產負債表**
*(按國際會計準則編制)*
於2001年12月31日

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 非流動資產 | | |
| 固定資產 | 5,725,070 | 5,459,547 |
| 其他資產 | 89,865 | 93,455 |
| 其他投資 | 5,610 | — |
| | 5,820,545 | 5,553,002 |
| 流動資產 | | |
| 存貨 | 1,576,283 | 1,418,195 |
| 應收賬款及其它應收款 | 384,677 | 408,132 |
| 預付稅項 | 4,693 | 4,693 |
| 證券投資 | 1,235 | — |
| 抵押銀行結餘 | 2,268 | 2,708 |
| 銀行結餘及現金 | 681,060 | 366,103 |
| | 2,650,216 | 2,199,831 |
| 流動負債 | | |
| 應付賬款及其它應付款 | 636,532 | 705,113 |
| 應付稅項 | 34 | 21 |
| 已收政府補助 | 84,000 | — |
| 銀行借貸 — 須於一年內償還 | 1,161,668 | 1,091,236 |
| | 1,882,234 | 1,796,370 |
| 流動資產淨值 | 767,982 | 403,461 |
| | 6,588,527 | 5,956,463 |
| 股本及儲備 | | |
| 股本 | 2,664,038 | 2,434,038 |
| 儲備 | 2,041,964 | 1,489,084 |
| | 4,706,002 | 3,923,122 |
| 少數股東權益 | 694 | 640 |
| 非流動負債 | | |
| 銀行借貸 — 須於一年後償還 | 1,836,920 | 1,985,920 |
| 其他應付款 — 須於一年後償還 | 44,911 | 46,781 |
| | 1,881,831 | 2,032,701 |
| | 6,588,527 | 5,956,463 |

**綜合現金流量表**
*(按國際會計準則編制)*
截至2001年12月31日止年度

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 經營業務之現金淨額 | 639,850 | 686,724 |
| 投資業務 | | |
| 收取利息 | 9,943 | 4,450 |
| 出售固定資產所得款項 | 21 | 9 |

(3) 稅收優惠政策

本公司作為一間外商投資企業，自1997年起享受的「兩免三減半」的所得稅優惠政策於2001年末執行期滿。

自2002年起，本公司將根據國家稅務總局國稅發[1999]172號文及江西省國家稅務局贛國稅函[2001]122號文的批復，從2002年起至2004年，本公司所得稅率為16.5%。

2 經營計劃

本公司在借鑑和吸收國際先進閃速冶煉技術基礎上，於2001年推引新的冶煉設備管理與維修制度，將過往每年停爐一次大修改為三年停爐兩次的維修制度。按照新的維修制度，2002年將停爐進行年修（上次維修時間發生在2000年）。與此同時，貴冶三期技術改造主體工程也會在本年度進入新老系統安裝與對接，為節省停爐次數和時間，年修工程與對接工程將一起在2002年4月1日起停爐60天同時予以維修與安裝對接。受此影響，2002年產量，維修費用，營業額及盈利將會受到一定影響。

3. 經營策略

(1) 加強生產、維修、技改工程的管理，盡量縮短檢修時間，同時節約檢修費用等。

(2) 收購武山銅礦後2002年本公司自產銅精礦含銅產量將增長大約7%，加上上年增加的原料儲備，可進一步抵禦因減產引發的國際銅原料市場供應及其價格風險。

(3) 利用科技進步及技術攻關，努力提高銅精礦回收率及自產精礦品位，提高電解電流密度增加陰極銅產量，同時有利於成本降低。

(4) 根據2001年9月3日與江西銅業公司簽訂的《專項銅加工協議》，繼續做好加工銅與自營銅的生產經營銜接工作。

(5) 積極尋找原料資源，訂立銅精礦長單供應意向協定，尋找合作夥伴，共同開發國內外銅資源，保證本公司冶煉能力增長的需要。

## (七) 利潤分配

1 2001年度利潤分配方案

經審計，本公司按國際會計準則計算的本年溢利為人民幣312,373,000元。

董事會建議，向全體股東派發截至2001年12月31日止財政年度之末期股息，每股人民幣0.05元（含稅），合計金額約為人民幣133,202,000元（2000年：24,340,000元）。未分配利潤結轉以後年度分配。

末期股息之內資股股息以人民幣派發和支付，H股股息以人民幣宣派，以港幣支付（此值將按2002年6月12日之前的一個星期中國人民銀行公佈的人民幣兌換港幣的平均值計算）。2002年5月13日（星期一）至6月12日（星期三）（首尾兩天包括在內）期間暫停辦理H股股東名冊過戶手續。股息將於2002年7月5日（星期五）派發予2002年5月21日（星期二）登記在本公司H股股東名冊的股東。A股股東的股權登記及派息日在本公司申請獲得中國證券結算登記有限公司上海分公司受理後，按有關規定，另行公告。該股息分配方案有待於2002年6月12日召開的股東周年大會批准。

2 下年度利潤分配政策

本公司董事會預計2002年利潤分配為：提取10%法定公積金；提取10%法定公益金；經股東大會決議，提取任意公積金；支付普通股現金股利一次，2002當年實現淨利潤用作現金股利分配總額不低於30%，以前年度結餘未分配利潤用作現金股利分配的比例不低於10%。本公司將不實施資本公積金轉增股本方案。

本公司董事會保留根據本公司實際情況調整分配政策的權利。

## (八) 購買、出售或贖回本公司上市證券

於年內，本公司或其附屬公司概無購買、出售或贖回本公司上市證券。

## (九) 最佳應用守則

本公司於年內一直遵守香港聯合交易所有限公司（下稱「香港聯交所」）證券上市規則的附錄14之最佳應用守則。

## (十) 詳盡業績公佈

一份按證券上市規則附錄16第45(1)至45(3)段要求的所有資料的詳盡業績將於限期內刊於香港聯交所網頁上。

2、 年內，本公司無重大擔保事項。

3、 年內，本公司沒有重大委託理財事項。

4、 年內，本公司未在金融機構或非金融機構存有委託存款，也沒有發生所存放的定期存款到期末不能收回的情況。

# 五、財務報告

## (一) 適用於本集團之國際會計準則及中國會計準則之差異

按國際會計準則及按中國會計準則編製之綜合資產負債表有以下之重大差異：

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 根據國際會計準則之財務報表中的資產淨值 | 4,706,002 | 3,923,122 |
| 建議末期股息 | (133,202) | (24,340) |
| 根據中國會計準則編製之財務報表中的資產淨值 | 4,572,800 | 3,898,782 |

按國際會計準則及按中國會計準則編製之綜合收益表有以下之重大差異：

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 根據國際會計準則之財務報表中的本年溢利 | 312,373 | 108,661 |
| 發行A股募集資金之利息收入 | (10,938) | — |
| 根據中國會計準則編製之財務報表中的本年溢利 | 301,435 | 108,661 |

## (二) 按國際會計準則編制的綜合收益表、綜合資產負債表及綜合現金流量表

**綜合收益表**
*（按國際會計準則編制）*
截至2001年12月31日止年度

| | 附註 | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|---|
| 營業額 | 1 | 2,995,793 | 3,524,512 |
| 銷售及服務成本 | 2 | (2,342,509) | (3,004,086) |
| 毛利 | | 653,284 | 520,426 |
| 其他經營收入 | 3 | 46,099 | 13,307 |
| 銷售費用 | | (31,583) | (35,562) |
| 管理費用 | | (161,491) | (221,584) |
| 其他經營費用 | 4 | (30,645) | (25,482) |
| 經營溢利 | | 475,664 | 251,105 |
| 利息支出 | | (163,067) | (142,240) |
| 除稅前溢利 | | 312,597 | 108,865 |
| 稅項 | 5 | (102) | (98) |
| 除稅後溢利 | | 312,495 | 108,767 |
| 少數股東權益 | | (122) | (106) |
| 本年溢利 | | 312,373 | 108,661 |
| 分配： | | | |
| 轉入儲備 | 6 | (120,652) | (38,089) |
| 本年度之保留溢利 | | 191,721 | 70,572 |
| 股息 | | 133,202 | 24,340 |
| 每股基本盈利 | 7 | 人民幣0.128元 | 人民幣0.045元 |

除本年溢利外並沒有其他已確認溢利或虧損。

| | 人民幣千元 | 人民幣千元 |
|---|---|---|
| 經營業務之現金淨額 | 639,850 | 686,724 |
| 投資業務 | | |
| 收取利息 | 9,943 | 4,450 |
| 出售固定資產所得款項 | 21 | 9 |
| 抵押銀行存款減少(增加) | 440 | (2,331) |
| 購買固定資產 | (631,562) | (681,597) |
| 收取保險索償彌補款項 | 7,655 | — |
| 購入其他投資 | (5,610) | — |
| 購入證券投資 | (31,415) | — |
| 出售證券投資所得款項 | 32,000 | — |
| 投資業務之已用現金淨額 | (618,528) | (679,469) |
| 融資 | | |
| 支付利息 | (180,366) | (180,646) |
| 派發本公司股息 | (24,340) | — |
| 子公司派發股息予一名少數股東 | (68) | (193) |
| 發行A股募集資金（已扣除發行費用） | 494,847 | — |
| 收取政府補助 | 84,000 | — |
| 新增貸款 | 1,757,478 | 1,679,517 |
| 償還銀行貸款 | (1,836,046) | (1,366,771) |
| 償還其他應付款 | (1,870) | (1,870) |
| 融資現金流入淨額 | 293,635 | 130,037 |
| 現金及現金等值項目之淨增加 | 314,957 | 137,292 |
| 年初之現金及現金等值項目 | 366,103 | 228,811 |
| 年末之現金及現金等值項目 | 681,060 | 366,103 |

## (三) 按國際會計準則編制的會計報表附註

1 營業額即本年度內售貨及服務提供的已收及應收款項淨額。本集團營業額的分析細列如下：

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 貨品銷售 | 2,705,103 | 3,439,348 |
| 來料加工服務 | 290,690 | 85,164 |
| | 2,995,793 | 3,524,512 |

本集團年內營業額及本年溢利絕大部份是來自生產及銷售電解銅及其它副產品。董事認為生產這些產品之工序有著非常緊密的關連並且有共同風險與回報，因此，這些活動被視為同一業務。

本集團本年度地區市場之營業額的分析細列如下：

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 中國 | 2,925,824 | 3,010,191 |
| 南韓 | — | 341,289 |
| 其他 | 69,969 | 173,032 |
| | 2,995,793 | 3,524,512 |

所有本集團生產設備均座落在中國。

2 2001年銷售及服務成本中分別包括數額約人民幣4,040,000元(2000年：無)及約人民幣6,105,000元(2000年：無)為回撥以前年度為硫精礦存貨作減值至可變現值之準備及為備件存貨減值至可變現值。

3 其他經營收入

本集團之其他經營收入的分析細列如下：

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 發行A股募集資金之利息收入 | 10,938 | — |
| 其他銀行利息收入 | 3,497 | 4,450 |
| 其他利息收入 | 6,446 | — |
| 保險索償彌補 | 7,655 | — |
| 期貨合約於到期日前平倉盈利 | — | 2,936 |
| 其他 | 17,563 | 5,921 |
| 合計 | 46,099 | 13,307 |

4 2001年其他經營費用包括數額約為人民幣4,365,000元(2000年：無)為期貨合約於到期前平倉虧損。



# 江西銅業股份有限公司
# JIANGXI COPPER COMPANY LIMITED

（在中華人民共和國註冊成立的中外合資股份有限公司）

## 二零零一年年度報告摘要

5　根據中國外資企業及外國企業所得稅法及江西省稅務局的確認，本公司作為一間中外合資股份有限公司，自首個獲利年度起豁免繳交兩年中國企業所得稅，其後三年可減免以33%稅率計算之統一所得稅的50%。本公司正處於第三個可減免50%企業所得稅之年度，故本公司年內之企業所得稅率為16.5%。

根據財政部和國家稅務總局於2000年1月14日所發出之通知及經江西省國家稅務局的確認，本公司(為一間中外合資股份有限公司)購置國產設備投資的40%可從購置設備當年比前一年新增的中國企業所得稅中抵免，但該可抵免金額不得超過該企業當年比設備購置的前一年新增的中國企業所得稅稅額。未予抵免的投資額，可以用於以後年度延續抵免，惟延續抵免的期限最長不得超過五年。於2001年12月31日，未予抵免的投資額為約人民幣11,600,000元(2000年：人民幣55,600,000元)。

附屬公司是按照2001年度中國企業所得稅按其當年應課稅溢利33%(2000年：33%)計算。

於2001年12月31日，由於還沒有和當地稅務機關達成關於呆賬撥備用作扣稅用途之協定，董事認為沒有足夠理由支援部份或全部之呆帳準備金額約人民幣86,000,000元(2000年：人民幣117,000,000元)能夠作扣稅用途，因此可能遞延稅項資產金額約人民幣28,000,000元(2000年：人民幣39,000,000元)不予確認。

6

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 轉入儲備之金額： | | |
| 法定公積金 | 30,156 | 10,878 |
| 法定公益金 | 30,150 | 10,872 |
| 任意公積金 | 60,346 | 16,339 |
| | 120,652 | 38,089 |

本年度本公司轉入法定公積金及法定公益金之數額乃分別按中國會計準則計算之本年溢利中提取10%(2000年：10%)。本年度轉入任意公積金乃按中國會計準則計算之本年溢利中提取20%(2000年：15%)。

本年度附屬公司轉入法定公積金及法定公益金之數額乃按中國會計準則計算之本年溢利中分別提取10%(2000年：10%)和5%(2000年：5%)。於年內，附屬公司收到上年度中國企業所得稅退款，此金額按當地稅務機關要求轉入任意公積金。

7　2001年之每股基本盈利乃根據本年溢利人民幣312,373,000元(2000年：人民幣108,661,000元)及本年度內已發行股份之加權平均數目2,440,969,707股(2000年：2,434,038,200股)計算。

8　2001年，固定資產折舊計提數額為人民幣369,507,000元(2000年：人民幣369,017,000元)和採礦權及商標攤銷數額為人民幣3,590,000元(2000年：人民幣3,590,000元)。

**(四) 按中國會計準則編製的合併利潤及利潤分配表、合併資產負債表及合併現金流量表**

**合併利潤及利潤分配表**
*(按中國會計準則編制)*
截至2001年12月31日止年度

| | 2001 | 2000 |
|---|---|---|

**合併資產負債表**
*(按中國會計準則編制)*
於2001年12月31日

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 流動資產: | | |
| 貨幣資金 | 683,328 | 368,811 |
| 短期投資 | 1,235 | — |
| 應收票據 | 32,970 | 18,802 |
| 應收利息 | 10,938 | — |
| 應收帳款 | 177,743 | 190,367 |
| 其他應收款 | 42,923 | 126,914 |
| 預付帳款 | 112,813 | 70,280 |
| 存貨 | 1,576,283 | 1,418,195 |
| 待攤費用 | 8,000 | 16,010 |
| 流動資產合計 | 2,646,233 | 2,209,379 |
| 長期投資 | | |
| 長期股權投資 | 5,610 | — |
| 固定資產: | | |
| 固定資產原價 | 9,701,847 | 9,260,103 |
| 減:累計折舊 | (4,640,958) | (4,295,668) |
| 固定資產淨值 | 5,060,889 | 4,964,435 |
| 減：固定資產減值準備 | (8,360) | — |
| 固定資產淨額 | 5,052,529 | 4,964,435 |
| 在建工程 | 664,541 | 479,102 |
| 固定資產合計 | 5,717,070 | 5,443,537 |
| 無形資產及其他資產 | | |
| 無形資產 | 89,865 | 93,455 |
| 長期待攤費用 | 1,371 | 2,771 |
| 無形資產及其他資產合計 | 91,236 | 96,226 |
| 資產總計 | 8,460,149 | 7,749,142 |
| 流動負債: | | |
| 短期借款 | 989,668 | 911,230 |
| 應付票據 | 118,872 | 92,039 |
| 應付帳款 | 229,060 | 288,381 |
| 預收帳款 | 22,367 | 28,882 |
| 應付福利費 | 382 | 135 |
| 應付股利 | 133,202 | 24,340 |
| 應交稅金 | (2,268) | 39,552 |

**合併現金流量表**
*(按中國會計準則編制)*
截至2001年12月31日止年度

| | 人民幣千元<br>2001<br>人民幣千元 | 人民幣千元<br>2000<br>人民幣千元 |
|---|---|---|
| 一、經營活動產生的現金流量： | | |
| 銷售商品、提供勞務收到的現金 | 4,428,927 | 4,171,326 |
| 收到的稅費返還 | 98 | 66 |
| 收到的其他與經營活動有關的現金 | 91,545 | 20,244 |
| 現金流入小計 | 4,520,570 | 4,191,636 |
| 購買商品、接受勞務支付的現金 | (3,218,879) | (2,904,877) |
| 支付給職工以及為職工支付的現金 | (221,638) | (202,313) |
| 支付的各項稅費 | (268,903) | (213,854) |
| 支付的其他與經營活動有關的現金 | (170,859) | (199,203) |
| 現金流出小計 | (3,880,279) | (3,520,247) |
| 經營活動產生的現金流量淨額 | 640,291 | 671,389 |
| 二、投資活動產生的現金流量： | | |
| 收回投資所收到的現金 | 30,001 | — |
| 取得投資收益所收到的現金 | 1,999 | — |
| 處置固定資產、無形資產和其他長期資產所收回的現金淨額 | 7,676 | — |
| 收到的其他與投資活動有關的現金 | 9,942 | 4,450 |
| 現金流入小計 | 49,618 | 4,450 |
| 購建固定資產、無形資產和其他長期資產所支付的現金 | (631,562) | (669,850) |
| 投資所支付的現金 | (37,025) | — |
| 現金流出小計 | (668,587) | (669,850) |
| 投資活動產生的現金流量淨額 | (618,969) | (665,400) |

(四) 按中國會計準則編製的合併利潤及利潤分配表、合併資產負債表及合併現金流量表

**合併利潤及利潤分配表**
*(按中國會計準則編制)*
截至2001年12月31日止年度

| | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|
| 一、主營業務收入 | 2,995,793 | 3,524,512 |
| 減：主營業務成本 | (2,308,749) | (2,973,790) |
| 主營業務稅金及附加 | (31,695) | (31,207) |
| 二、主營業務利潤 | 655,349 | 519,515 |
| 加：其他業務利潤 | 7,557 | 6,828 |
| 減：營業費用 | (31,583) | (35,562) |
| 管理費用 | (154,617) | (220,673) |
| 財務費用 | (153,717) | (137,442) |
| 三、營業利潤 | 322,989 | 132,666 |
| 加：投資收益 | 1,820 | - |
| 補貼收入 | 98 | 66 |
| 營業外收入 | 4,443 | 1,534 |
| 減：營業外支出 | (27,691) | (25,401) |
| 四、利潤總額 | 301,659 | 108,865 |
| 減：所得稅 | (102) | (98) |
| 少數股東損益 | (122) | (106) |
| 五、淨利潤 | 301,435 | 108,661 |
| 加：年初未分配利潤 | 265,442 | 219,210 |
| 六、可供分配的利潤 | 566,877 | 327,871 |
| 減：提取法定盈餘公積 | (30,156) | (10,878) |
| 提取法定公益金 | (30,150) | (10,872) |
| 七、可供股東分配的利潤 | 506,571 | 306,121 |
| 減：提取任意盈餘公積 | (60,346) | (16,339) |
| 應付普通股股利 | (133,202) | (24,340) |
| 八、未分配利潤 | 313,023 | 265,442 |

| | | |
|---|---|---|
| [illegible] | 989,668 | 911,230 |
| 應付票據 | 118,872 | 92,039 |
| 應付帳款 | 229,060 | 288,381 |
| 預收帳款 | 22,367 | 28,882 |
| 應付福利費 | 382 | 135 |
| 應付股利 | 133,202 | 24,340 |
| 應交稅金 | (2,268) | 39,552 |
| 其他應交款 | 17,751 | 20,195 |
| 其他應付款 | 235,420 | 228,288 |
| 預提費用 | 2,500 | 2,100 |
| 一年內到期的長期負債 | 173,870 | 181,877 |
| 流動負債合計 | 1,920,824 | 1,817,019 |
| 長期負債 | | |
| 長期借款 | 1,836,920 | 1,985,920 |
| 長期應付款 | 44,911 | 46,781 |
| 專項應付款 | 84,000 | — |
| 長期負債合計 | 1,965,831 | 2,032,701 |
| 負債合計 | 3,886,655 | 3,849,720 |
| 少數股東權益 | 694 | 640 |
| 股東權益： | | |
| 股本 | 2,664,038 | 2,434,038 |
| 資本公積 | 1,292,747 | 1,016,962 |
| 盈餘公積 | 302,992 | 182,340 |
| 其中：公益金 | 62,328 | 34,345 |
| 未分配利潤 | 313,023 | 265,442 |
| 股東權益合計 | 4,572,800 | 3,898,782 |
| 負債及股東權益總計 | 8,460,149 | 7,749,142 |

| | | |
|---|---|---|
| 支付的現金 | (631,562) | (669,850) |
| 投資所支付的現金 | (37,025) | — |
| 現金流出小計 | (668,587) | (669,850) |
| 投資活動產生的現金流量淨額 | (618,969) | (665,400) |
| 三、籌資活動產生的現金流量： | | |
| 吸收投資所收到的現金 | 494,847 | — |
| 借款所收到的現金 | 1,757,478 | 1,679,517 |
| 收到的其他與籌資活動有關的現金 | 84,000 | — |
| 現金流入小計 | 2,336,325 | 1,679,517 |
| 償還債務所支付的現金 | (1,836,046) | (1,366,771) |
| 分配股利、利潤或償付利息所支付的現金 | (204,774) | (179,573) |
| 其中：子公司支付少數股東股利 | (68) | (193) |
| 支付的其他與籌資活動有關的現金 | (1,870) | (1,870) |
| 現金流出小計 | (2,042,690) | (1,548,214) |
| 籌資活動產生的現金流量淨額 | 293,635 | 131,303 |
| 四、匯率變動對現金的影響 | — | — |
| 五、現金及現金等價物淨增加額 | 314,957 | 137,292 |

承董事會命
**何昌明**
*董事長*

中國，江西省，二零零二年四月十一日

# 股東週年大會通告

茲公告江西銅業股份有限公司(「本公司」)定於二零零二年六月十二日(星期三)下午二時正在中華人民共和國(「中國」)江西省貴溪市冶金大道十五號本公司會議室舉行股東週年大會，藉以處理下列事項：

1. 審議及批准二零零一年度董事會報告。
2. 審議及批准二零零一年度監事會報告。
3. 審議及批准二零零一年度經審核的財務報表及核數師報告。
4. 審議及批准二零零一年度利潤分配方案。
5. 接納龍濤先生辭去本公司獨立非執行董事職務，並授權董事會按董事會認為合適的條款及條件終止本公司與龍濤先生訂立之服務合同或聘任書及採取一切行動及事宜以促使此等事項生效。
6. 選舉康義先生為獨立非執行董事以替代龍濤先生，任期至本公司2003年股東週年大會之日為止，並授權董事會按董事會認為合適的條款及條件與康義先生訂立服務合同或聘任書及採取一切行動及事宜以促使此等事項生效。
7. 接納崔貴生先生辭去本公司執行董事職務，並授權董事會按董事會認為合適的條款及條件終止本公司與崔貴生先生訂立之服務合同或聘任書及採取一切行動及事宜以促使此等事項生效。
8. 選舉梁青先生為執行董事以替代崔貴生先生，任期至本公司2003年股東週年大會之日為止，並授權董事會按董事會認為合適的條款及條件與梁青先生訂立服務合同或聘任書及採取一切行動及事宜以促使此等事項生效。
9. 審議續聘羅兵咸永道會計師事務所及德勤·關黃陳方會計師行為本公司二零零二年度之境內及境外核數師，並授權董事會釐定其報酬。

承董事會命
**黃東風**
*公司秘書*

中國，江西省，二零零二年四月十一日

*附註：*

(i) 有資格出席上述會議及於會上投票的股東，均可依照本公司之公司章程委派一名或多名代理人出席會議及代其投票；代理人毋須為本公司股東。

(ii) H股股東代理人委任表格及如果該代理人委任表格由他人根據授權書或其他授權文件代表委託人簽署，經由公證律師證明之該等授權書或其他授權文件的副本，必須最遲於此會議召開前二十四小時或指定表決時間前二十四小時送達本公司H股過戶登記處香港證券登記有限公司，地址為：香港中環德輔道中199號維德廣場二樓，方為有效。

(iii) H股股東或其代理人出席會議時應出示本人身份證明文件。

(iv) 本公司將於二零零二年五月十三日(星期一)至二零零二年六月十二日(星期三)(首尾兩天包括在內)暫停辦理H股股東名冊變更登記。

(v) 於二零零二年五月十三日(星期一)已經登記在H股股東名冊上的H股股東有權出席會議並進行表決。

(vi) 擬出席會議的股東應當填妥出席會議的回條並將回條於二零零二年五月二十三日(星期四)或該日之前送達本公司法定地址中國江西省貴溪市冶金大道十五號。回條可親身交回本公司，亦可以郵遞、電報或圖文傳真方式交回，圖文傳真號碼為(86)701-3777013。

(vii) 截至二零零一年十二月三十一日止年度的末期股息預計於二零零二年七月五日(星期五)派發予在二零零二年五月二十一日(星期二)已登記在H股股東名冊上的H股股東。

(viii) 凡欲獲派上述末期股息而尚未登記過戶的H股股東，必須於二零零二年五月十日(星期五)下午四時正或之前，將過戶文件連同有關股票，一併送達本公司H股過戶登記處香港證券登記有限公司。A股股東的建議末期股息的股權登記日及有關詳情將另行公告。

(ix) 股東週年大會預期需時不超過半天，股東或其代理人出席股東週年大會的往返及食宿費用自理。

(x) 關於本通告第5及7項，本公司已接獲龍濤先生及崔貴生先生分別提出辭任本公司獨立非執行董事及執行董事之函件。然而，該項辭任仍有待本公司股東於股東大會上批准。

(xi) 關於本通告第6及8項，董事會茲聲明本公司一位股東已根據公司章程第95條之規定給本公司書面通知有意提名康義先生及梁青先生為董事候選人以替代龍濤先生及崔貴生先生，而康義先生及梁青先生亦已給本公司書面通知，表明願意接受提名。康義先生，62歲，男，教授級高級工程師。全國勞動模範。曾任中國有色金屬工業總公司副總經理和國家有色金屬工業管理局副局長，現任中國有色金屬工業協會會長兼中國有色金屬學會理事長，具有30多年的有色企業管理經驗。梁青先生，48歲，男，大學畢業，現任中國五礦集團香港控股有限公司董事兼副總經理，具有十年以上的國際貿易經驗。



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(A sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)*

## SUMMARY OF ANNUAL REPORT FOR 2001

### I. FINANCIAL SUMMARY

**1. Financial Summary**
(Prepared under International Accounting Standards)

| | 2001 *RMB'000* |
|---|---|
| Turnover | 2,995,793 |
| Profit before tax | 312,597 |
| Taxation | 102 |
| Net profit for the year | 312,373 |
| Total assets | 8,470,761 |
| Total liabilities | 3,764,065 |
| Minority interests | 694 |
| Net assets | 4,706,002 |
| Net assets per share | RMB1.766 |
| Earnings per share | RMB0.128 |
| Net assets earning ratio | 6.64% |

**2. Principal Financial Indicators for Latest Three Years**
(Prepared under International Accounting Standards)

| Items | 2001 *RMB'000* | 2000 *RMB'000* | 1999 *RMB'000* |
|---|---|---|---|
| Turnover | 2,995,793 | 3,524,512 | 2,712,183 |
| Profit before tax | 312,597 | 108,865 | 23,164 |
| Profit after tax | 312,495 | 108,767 | 23,157 |
| Total assets | 8,470,761 | 7,752,833 | 7,195,451 |
| Net assets | 4,706,002 | 3,923,122 | 3,814,461 |
| Earnings per share | RMB0.128 | RMB0.045 | RMB0.011 |
| Net assets per share | RMB1.77 | RMB1.61 | RMB1.57 |

*Note:* The above financial indicators are all computed and filled in according to consolidated financial statements.

### II. SHARE CAPITAL AND SHAREHOLDERS

**(A) Change of Share Capital**

**1. Statement of Share Capital Change**

| | Before change (shares) | Additional issue (shares) | After change (shares) |
|---|---|---|---|
| I. Unlisted shares | | | |
| 1. Shares held by promotors | | | |
| Of which: | | | |
| Shares held by the State-owned legal person | 1,275,556,200 | — | 1,275,556,200 |
| Shares held by domestic legal persons | 2,000,000 | — | 2,000,000 |
| Shares held by overseas legal persons | — | — | — |
| Other | — | — | — |
| 2. Issued but unlisted shares | — | 230,000,000 | 230,000,000 |
| 3. Shares held by staff | — | — | — |
| 4. Preferred shares or other | — | — | — |
| Total of unlisted shares (note 1) | 1,277,556,200 | 230,000,000 | 1,507,556,200 |
| II. Listed shares | | | |
| 1. RMB ordinary shares | — | — | — |
| 2. Domestically listed foreign capital shares | — | — | — |
| 3. Overseas listed foreign capital shares (note 2) | 1,156,482,000 | — | 1,156,482,000 |
| Total of listed shares | 1,156,482,000 | — | 1,156,482,000 |
| III. Total shares | 2,434,038,200 | 230,000,000 | 2,664,038,200 |

*Notes:* (1) Issued but unlisted shares are the 230 million A-shares issued to domestic investors on December 21, 2001. The said shares were listed on the Shanghai Stock Exchange on January 11, 2002.

(2) The overseas listed foreign capital shares include 500 million H-shares held by International Copper. The said shares may be transferred and listed after the expiry of three years from 1997.

**2. Stock Issue and Listing**

On December 21, 2001, with the approval of the China Securities Regulatory Commission (CSRC Document No. 61 [2001]), the Company made a domestic IPO in respect of 230 million A-shares at an issue price of RMB2.27 per share. On January 11, 2002, the A-shares of the Company were officially listed on the Shanghai Stock Exchange. The Company raised a total of RMB522.10 million from the A-share issue, and the net proceeds of such share issue was RMB494.85 million after deduction of listing expenses. The funds was received and deposited in the Company's account in full amount on December 28, 2001. Interests from the frozen fund amounted to approximately RMB10.94 million.

**(B) Shareholders**

**1. Number of Shareholders at the End of the Reporting Period**

By December 31, 2001, the number of shareholders holding the Company's shares amounted to 130,247, of which 4,122 were H-share holders and 126,125 were A-share holders.

**2. Top Ten Shareholders of the Company**

| Name of Shareholder | Percentage of Holdings at Year End (shares) | Percentage of Share Capital Held(%) | Type of Shares Held |
|---|---|---|---|
| 1 Jiangxi Copper Company | 1,275,556,200 | 47.881 | State-owned legal person share |
| 2 HKSCC Nominees Limited | 1,131,953,000 | 42.490 | H-share |
| Of which: International Copper | 500,000,000 | 18.768 | H-share (promotes) |
| 3 Huaxia Growth Fund | 2,161,000 | 0.081 | A-share |
| 4 Hua'an Innovation Fund | 1,389,000 | 0.052 | A-share |
| 5 Xinghe Fund | 1,319,000 | 0.050 | A-share |
| 6 Tianhua Fund | 1,282,000 | 0.048 | A-share |
| 7 Song Zhen Yuan | 1,095,000 | 0.041 | H-share |
| 8 Xinghua Fund | 1,030,000 | 0.039 | A-share |
| 9 Shenzhen Baoheng (Group) Co., Ltd. | 1,000,000 | 0.038 | Legal person share |
| 10 HSBC Nominees (Hong Kong) Limited | 908,000 | 0.034 | H-share |

*Notes:* (1) There was no change in the number of shares held by the shareholders holding more than 5% of the Company's shares.

(2) The Company did not know whether or not there was any connected relationship among the top ten shareholders of the Company.

(3) On the listing date in 1997, International Copper pledged all its shares in the Company in favour of Bank of China Bank, Hong Kong Branch; apart from this, none of the shares held by the shareholders holding more than 5% of the Company's total shares was mortgaged or frozen.

**3. Substantial Legal Person Shareholders (holding more than 10% of the shares)**

Jiangxi Copper Company holds 1.276 billion shares (domestic shares) of the Company, which accounts for 47.881% of the total share capital. It is the largest shareholder of the Company. That company was founded on July 1, 1979. Its legal representative is Mr. He Changming, its registered capital is RMB3,896.06 million, and its main business covers non-ferrous metal ores, non-metallic ores and products of non-ferrous metal refining, and processing. Jiangxi Copper Company is a state-owned enterprise under direct administration of the Jiangxi Provincial People's Government.

HKSCC Nominees Limited holds 1,131,953,000 H-shares of the Company as an agent, which accounts for 42.49% of the Company's total share capital. HKSCC Nominees Limited is a member of the central clearing and delivery system. It is engaged in securities registration and custodial service for clients. International Copper, through HKSCC Nominees Limited, holds 500 million shares (H shares) of the Company, which accounts for 18.768% of the total share capital. That company was registered and established in Hong Kong on November 7, 1995. The Silver Grant International Industries Limited and China Nonferrous Metals Holdings (Hong Kong) Limited each holds 50% of its shares. Its main business is investment holding. The shares of the Company held by that company were all mortgaged in favour of Bank of China Bank, Hong Kong Branch on the day when the Company's shares were listed in 1997. In September 2001, according to an agreement signed by the parties concerned, China Minmetals HK (Holdings) Limited took over the 50% shares of that company from China Nonferrous Metals Holdings (Hong Kong) Limited.

### III. REPORT OF THE BOARD OF DIRECTORS

**1. Operations of the Company**

Composition of Main Operating Turnover According to Products

| | 2001 *RMB'000* | 2000 *RMB'000* |
|---|---|---|
| Cathode copper | 1,855,765 | 2,555,328 |
| Gold | 492,241 | 409,442 |
| Others | 357,097 | 474,578 |
| Processing on agency | 290,690 | 85,164 |
| | 2,995,793 | 3,524,512 |

Composition of Main Operating Turnover According to Sales Region

| | 2001 *RMB'000* | 2000 *RMB'000* |
|---|---|---|
| PRC | 2,925,824 | 3,010,191 |
| South Korea | — | 341,289 |
| Other regions | 69,969 | 173,032 |
| | 2,995,793 | 3,524,512 |

(1) Operating Results

During the year, the production capacity of the Company including processed copper increased by 16.5% over the previous year. The sales of self-produced copper had declined, the volume of processed copper increased together with a drop in the prices of copper resulting in a decrease in main operating turnover RMB528,720,000 (or 15.0%) from the previous year to RMB2,995,790,000, the Company still realised a gross profit of RMB653,280,000, representing an increase of RMB132,860,000 (or 25.5%) over the previous year. Compiled according to the relevant accounting principles and regulations applicable to PRC enterprises (PRC GAAP), the net profit was RMB301,430,000, completing 99.8% of profit forecast disclosed at the A-share prospectus in the current year, representing an increase of RMB192,770,000 (or 177.4%) over the previous year. Compiled according to International Accounting Standards, the net profit was RMB312,373,000, representing an increase of RMB203,712,000 (or 187.14%) over the previous year. See "(3) Operating Plan" and "3. Analysis of Operating Results" from "III. Report of the Board of Directors" for the increase in production and sales and the improvement in operating results.

(2) Difficulties and Challenges

The world economic growth had slow down in 2001. The U.S. economy experienced the first recession in ten years after the Sept. 11 Terror Attacks, and the global economic growth had slow down further. This led to the first decline of worldwide copper consumption in 15 years. According to preliminary estimation by the International Copper Study Group, the global refined copper consumption in the year was about 14,725,000 tons, a drop of 3.5% from the previous year; the output was about 15,478,000 tons, an increase of 4.7% from the previous year. The London Metal Exchange (LME) copper inventory at the end of the year hit 0.799 million tons.

Since September last year, the global copper price continued to decline, and hit a low since 1986 of 1,336 US dollars/ton on November 3, 2001. Later, it rallied when main copper producers in the world announced production cut. The average price of LME three-month copper was 72.5 US cents/pound for the whole year, a drop of about 13.2% from the previous year.

The following chart illustrates simply the copper price trend on LME in the year, based on the average monthly closing price of LME three-month copper.

**2000-2001 Average Price Trend of Three-month Copper Futures in the LME**

USD/ton


95.0
90.0
85.0
80.0
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Despite global economic recession, the economy of China attained a growth of 7.3%, which in turn triggered domestic consumption of copper. During the year, the domestic refined copper output stood at about 1.425 million tons, an increase of about 7.0%; the copper consumption is estimated to increase by approximately 13.0%, making the domestic market a bright spot in the dim world copper consumption market. Anyway, the domestic copper price declined all the way in pace with the trend of international copper price. The average annual tax-included price for three-month copper futures on the Shanghai Futures Exchange ("SHFE") was RMB16,223/ton, or some 76 US cents/pound, a decrease of 13.0% from the previous year.

The following chart illustrates simply the copper price trend on SHFE in the year, based on the average monthly closing price of SHFE three-month copper.

**2000-2001 Average Price Trend of Three-month Copper Futures in the SHFE**

RMB/ton


20000
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18000
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12000
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January 2000
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January 2001
February
March
April
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June
July
August
September
October
November
December

During the year, the average price (inclusive of tax) of cathode copper sold by the Company was RMB16,592/ton, a decrease of 8.5% from the previous year; the cathode copper processing cost (inclusive of tax) was RMB3,447/ton, a decrease of 14.2% from the previous year.

(3) Operating Plan

(i) Expanding Production, Increasing Mining Capacity

The expansion of the Guixi Smelter Phase II has operated smoothly since it was put into production in the second half of 2000, achieving the expected production capacity. For the whole year, the cathode copper output including the processing volume stood at 226,363 tons, representing an increase of 16.5% over the previous year; the output of gold was 6,723 kg, that of silver was 115,043 kg, that of sulfuric acid was 0.823 million tons and that of sulfur concentrate was 0.728 million tons, representing an increase of 25.4%, 69.1%, 8.2% and 8.0% respectively over the previous year.

After years of efforts Dexing Copper Mine, one of the principal mines owned by the Company, realised the goal of dressing 90,000 tons of ores per day in the year, thus raising the mining capacity of the Company. For the whole year, the Company produced copper concentrate containing 127,674 tons of copper, 4,705 kg of gold and 32,662 kg of silver, an increase of 7.3%, 6.3% and 5.7% respectively over the previous year. As the cash cost for production of cathode copper using self-produced ore was lower than that using purchased ore, and the increase of smelted products comparatively lowered the fixed expenses in the unit production cost, the profitability of the Company in the year rose accordingly.

(ii) Product Sales Structure Adjusted, Gross Profitability Rises

During the year, the Company strengthened the adjustment of product sales mix, with the sales volume of gold and silver respectively increasing 27.0% and 85.1%. In the meantime, the proportion of copper processing on supplied materials rose, relatively reducing the proportion of cathode copper production using purchased ore. Therefore, though the operating turnover decreased by 15.0%, the gross profitability for the whole year rose 7.2 percentage points over the previous year as the contribution of gold and silver to gross profit was high and the gross profitability in copper processing was relatively stable.

(iii) Raising Metal Recovery Rate, Strictly Controlling Cost and Realizing Cost Reduction Target

During the year, the copper ore dressing recovery rate of the Dexing Copper Mine rose by 1.124 percentage points over the previous year, which added in copper contents copper concentrate by about 1,450 tons, and its silver ore dressing recovery rate rose by 2.6 percentage points over the previous year, which added the silver in contents copper concentrate by about 740 kg. For the rise in efficiency, as well as strict cost control system of the Company, the unit sales cost of cathode copper declined by about 8%, and the cash cost for production of copper using self-produced ore was 14.0%, reaching US$0.39/pound.

(iv) Innovating Management System, Saving Overhaul Time, Saving Maintenance Cost

In 2001, the Company implemented a management system innovation plan, borrowed and absorbed internationally advanced flash smelting technology, and replaced annual blow-off overhaul in the past with two blow-off overhauls in every three years. The Guixi Smelter of the Company did not make blow-off overhaul in 2001 since the overhaul in 2000. The next overhaul will be done in 2002.

(v) Expanding Markets, Turnaround in Sales of Chemical Products

During the year, the sulfuric acid sale price which had declined for four consecutive years had a turnaround, rebounding by 25.3%. The price of sulfur concentrate declined at a slower pace. The sales volume of sulfuric acid and sulfur concentrate increased by 4.0% and 20.3% respectively.

2. **Financial Status**

Financial Status (Prepared under International Accounting Standards)

| | 2001 | 2000 | Increase (decrease) | Increase (decrease) |
|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | % |
| Total assets | 8,470,761 | 7,752,833 | 717,928 | 9.3 |
| Total liabilities | 3,764,065 | 3,829,071 | (65,006) | (1.7) |
| Of which: long-term liabilities | 1,881,831 | 2,032,701 | (150,870) | (7.4) |
| Minority interests | 694 | 640 | 54 | 8.4 |
| Shareholder's equity | 4,706,002 | 3,923,122 | 782,880 | 19.96 |

Notes: (1) The principal reasons for the increase of gross assets are the purchase and construction of fixed assets in the year, increase of cash after the A-share issue, and increase of raw material reserves by some 9,078 tons.

(2) The principal reasons for increase of owner's equity are the additional issue of 230 million A-shares and realization of capital appreciation from production and operation in the year.

At the end of the year, the net current assets of the Company amounted to at RMB767,980,000, and the current ratio was 1.41 of which bank balance and cash deposit were RMB683,330,000, representing an increase of RMB314,520,000 over the previous year. The principal reason for the increase was that the funds raised from the A-share issue in the year were all deposited at the bank.

At the end of the year, the borrowings from banks totalled RMB2,998.59 million, of which those due within one year accounted for approximately RMB1,161.67 million, those due within one to two years accounted for approximately RMB795.81 million, those due within two to five years accounted for approximately RMB521.40 million, and those due in more than five years accounted for approximately RMB519.71 million. The interest rate for all borrowings from banks ranged from 4.5% to 6.2%(2000: 5.6% to 8.5%).

During the year, the net operating cash inflow was RMB639,850,000; the net cash inflow from financing activities was RMB293,640,000; the net cash outflow in investing activities was RMB618,530,000, the total cash inflow amounted to RMB314,960,000.

The Company has all along adhered to the principle of prudent financial planning and steady operation, stresses the control of financial risks and safe operation of funds, and does not provide any credit guarantee and money lending to any other company (including holding company) or group other than the Company itself. It has all along maintained good reputation in commercial banks, which implies its strong capacity for continuous financing.

Steady financial policy, good bank creditability, ample operating cash flow and strict fund control and safety system have established reliable financial guarantee system for healthy and steady development of the Company.

3. **Analysis of Operating Results**

| | 2001 | 2000 | Increase (decrease) | Increase (decrease) |
|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | % |
| Turnover | 2,995,793 | 3,524,512 | (528,719) | (15.0) |
| Gross profit | 653,284 | 520,426 | 132,858 | 25.5 |
| Profit before tax | 312,597 | 108,865 | 203,732 | 187.1 |

In 2001, the Company realised profit before tax of RMB312,600,000, representing an increase of RMB203,730,000, or 187.1%, over the previous year.

The reasons for the increase were as follows:

(1) Increase in sales volume resulting in gross profit surged by RMB132,860,000. Of which, the sales of copper cathode (including processing copper) had increased, which contributed to the increase in gross profit by RMB51,660,000. The rise in sales of gold and silver contributed to the increase in gross profit by RMB82,430,000.

(2) Reduction in the selling prices of products, resulting in a decline in gross profit by RMB235,810,000. Of which, the selling prices of copper cathode dropped by 8.5%, profit declined by RMB172,740,000, and tolling fee for copper cathode reduced by 14.2%, resulting in a decrease in gross profit by RMB48,020,000.

The selling price of copper cathode was RMB16,592/ton which was approximately 2.3% over the price in SHFE. This is mainly attributable to a greater sales volume of copper cathode in the first half of the year than in the latter half of the year and that the prices of copper of the Company were higher in the first half of the year than in the second half of the year.

(3) Decline in unit cost of good sold leading to a decrease in gross profit by RMB237,700,000. The main reason for the decrease is that the copper cathode of the Company is basically produced from copper in concentrate which is produced by the Company, resulting in a decrease in costs by 8%. Imported copper in concentrate is for processing and the increase in production volume copper cathode led to a reduction in fixed unit costs and unit processing cost dropped by about 21.3%. The sales costs of other by-products also delined at different degrees.

(4) Decrease in costs for the period resulting in a rise in profit before tax by RMB43,240,000.

(i) During the year, the expenses for management of the Company amounted to RMB161,490,000, which had decreased by RMB600,900,000, or 27.1%. The reasons for the decreases were the adoption by the Company of the effective measures in chasing up the collection of the accounts receivables for which provision for bad debts had been made in previous years and achieved certain effect. The provision for bad debts for the year decreased by RMB23,960,000 and collected accounts receivable in the sum of RMB28,140,000 which had been recognized as loss of doubtful debts for previous years.

(ii) Sales expenses for the year was RMB31,580,000, which had decreased by RMB3,980,000, or 11.2%. The decrease was mainly attributable to a significant decline in exports of copper from last year. The export fees included in operating expenses had decreased accordingly.

(iii) Finance costs amounted to RMB163,070,000, which had increased by RMB20,830,000, or 14.6%. The increase was mainly attributable to a corresponding rise in finance costs as a result of the delivery of the fixed assets acquired or constructed by the Company.

(5) During the year, other operating income amounted to RMB46,100,000, which had increased by RMB32,790,000 over last year, of which RMB10,940,000 was interest income from the proceeds of the issuance of A shares.

4. Uses of Proceeds Raised from the A-share Issue

On December 21, 2001, the Company issued 230 million A-shares, raising net proceeds of about RMB494.85 million. The said funds were not used during the year and all deposited in cash at the bank.

5. Uses of Funds Other than Proceeds

(1) Construction of the technical transformation project of the Guixi Smelter Phase III proceeded smoothly as planned, and the investment completed in the year amounted to about RMB157.48 million, representing about 10% of the budget investment. The total budget investment for the project of the Guixi Smelter Phase III was about RMB1.5 billion, and the investment funds will come mainly from the proceeds raised from the A-share issue, state discount interest loans and self-raised funds.

(2) During the year, the investment in the Dexing Copper Mine with a daily handling capacity of 90,000 tons reached RMB225.7 million, or approximately 79% of the total budget investment. By the end of the year, the daily handling capacity of the Dexing Copper Mine had basically reached 90,000 tons.

(3) On August 20, 2001 and December 30, 2001, the Company respectively paid RMB50 million and RMB15 million for acquisition of copper ore mining right from the Jiangxi Fujiawu Copper Co., Ltd. and such related valid assets as mining and dressing facilities. The remaining proceeds for the acquisition of RMB45 million will be paid in 2002.

6. Operating Environment, Operating Plan and Operating Strategy for Next Year

1 Operating Environment

(1) Prediction of Copper Price in 2002

In 2002, the expected economic recovery of the United States, the world's largest copper consumer, and a sustained 7% national economic growth of China, the world's second largest copper consumer, will stimulate a recovery of the global copper consumption market. Besides, the announcement of production cut plan by global copper producers in November 2001 will help ease the copper demand and supply indifferences, and the copper price will rebound substantially under this favorable news. However, the high global copper inventory left over from the end of 2001 will to some extents restrain the copper price rebound. Therefore, the domestic and international copper price will generally jolt out of the low ebb and rebound amid fluctuations in 2002. It is predicted that the yearly average price will be cautiously optimistic, slightly higher than the 72.5 cents/pound in 2001.

In the first quarter of 2002, though the LME copper price was US$0.716/pound, rebounded by [9.1]% over that in the fourth quarter of 2001, it was still 11.1% lower than that in the first quarter of 2001. The copper price on the Shanghai Metal Futures Exchange was RMB15,652/ton (inclusive of tax) in February, rebounded by 7.1% from the fourth quarter of last year, but down by 11.9% from the same period of the previous year.

The copper price in the first quarter of 2002 will have some pressures on the production and operation and profit of the Company in the first half of the year.

(2) Influences of China's WTO Accession on the Company

Before China entered the WTO, the tariff for import of crude copper under general trade was zero, and the tariff for export of refined copper was a low rate of 2%; before China entered the WTO, the import and export quotas for copper products under general trade were cancelled; before China entered the WTO, the domestic copper price movement was closely pegged to that of the international copper price. Therefore, the tax reduction policy and the policy of opening the copper market after China's WTO accession will not have any unfavorable influence on the Company.

(3) Preferential Taxation Policy

As a foreign-investment enterprise, the Company has enjoyed the income tax preferential policy of "exemption for two years and 50% reduction for three years" starting from 1997. The implementation expired at the end of 2001.

From 2002 to 2004, the income tax rate for the Company will be 16.5% according to the No. 172 [1999] document issued by the State Administration of Taxation and the reply of the No. 122 [2001] document by the Jiangxi Provincial State Taxation Administration.

2 Operating Plan

Based on the experience and the absorption of the international advanced flash metallurgical technology, the Company has introduced new way of management and maintenance system in respect of metallurgical equipment in 2001. As a result, the suspension of operation for overhaul with respect to the furnaces has been changed from once a year to twice every three years. In accordance with the new maintenance system, suspension of operation of the furnaces will take place in 2002 (the preceding maintenance was undertaken in 2000). In the meantime, the principal project of the Guixi Smelter Phase III will enter the stage of installation and butt joint this year. In order to reduce the frequency and the time for suspension of the furnaces. The annual maintenance and the installation and butt joint project will be jointly undertaken for 60 days commencing from April 1, 2002 during which the furnaces will suspend operation. Accordingly, the annual production, maintenance expenses, turnover and profit level of the Company will be affected to a certain extent.

3 Operating Strategy

(1) Reinforcing management in production, maintenance and technological renovation in an effort to minimise the time required for repair and maintenance as well as the expenses therefor.

(2) The Company will increase the copper content of self-produced copper concentrate by about 7% in 2002 after acquiring the Wushan Mine. This plus the raw material reserves increased in the previous year will be able to withstand the supply and price risks on the international copper raw materials market caused by the production cut.

(3) Taking advantage of technological advancement and technological breakthroughs to raise the recovery rate of copper concentrate and the grade of self produced concentrate, raise the electrolytic current density and increase the output of cathode copper. This will also be favorable to reducing cost.

(4) According to the Copper Processing Agreement entered into between the Company and Jiangxi Copper Company on September 3, 2001, the Company will continue to improve the transition work on operation of processed copper and self-produced copper.

(5) Actively looking for raw material resources, signing intention agreements on long-term copper concentrate supply, and looking for cooperative partners to jointly develop domestic and overseas copper resources so as to guarantee the demand from capacity expansion of the Company.

7. Profit Distribution

- Profit Distribution Plan for 2001

After audit, the profit after taxation of the Company computed according to the International Accounting Standards was RMB312,373,000.

The Board of Directors proposes to distribute a final dividend of RMB0.05 (inclusive of tax) per share for the fiscal year ending December 31, 2001 to all shareholders, totalling approximately RMB133,202,000 (RMB24,340,000 for the year of 2000). The undistributed profit of RMB479,237,000 is carried forward to the following year for distribution.

Of the final dividends, the dividends for domestic capital shares are distributed and paid in Renminbi, and the dividends for H-shares are distributed in Renminbi but paid in Hong Kong dollar (the value shall be computed according to the average exchange rate between Renminbi and Hong Kong dollar announced by the People's Bank one week prior to June 12, 2002). Transfer procedures for H-share holders will be suspended in the period from Monday, May 13 to Wednesday, June 12, 2002 (both days inclusive); the dividends will be distributed on Friday, July 5, 2002 to the shareholders whose names appear on the register of holders of the Company's H shares on Tuesday, May 21, 2002. Further announcement regarding register of holders of A shares and the payment date for dividends will be made according to the relevant requirements after the application therefor by the Company has been accepted by the China Securities Clearing and Registration Company, Shanghai Branch.

The said dividend distribution plan is yet to be approved by the shareholders of the Company in the general meeting to be convened on June 12, 2002.

- Profit Distribution Policy for the Next Year

The 2002 profit distribution as predicted by the Board of Directors of the Company is as follows: drawing a 10% statutory surplus reserve; drawing a 10% statutory public welfare funds; with the resolution of the General Meeting of Shareholders, drawing discretionary surplus reserves; paying cash dividends to holders of ordinary shares once, with the total cash dividends to be distributed not to be less than 30% of the net profit realized in the current year of 2002, and the proportion of undistributed profit carried forward from the previous year to be distributed as cash dividends not to be less than 10%. The Company will not implement any plan for capitalization of reserves.

The Board of Directors of the Company reserves the right to adjust the distribution policy in line with the actual conditions of the Company.

8. Purchase, Sale or Buyback of Listed Securities of the Company

During the year, the Company or its subsidiaries did not buy, sell or buy back any listed securities of the Company.

9. Code of Best Practice

During the year, the Company all along abided by the Code of Best Practice in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited (hereinafter referred to as "Stock Exchange of Hong Kong").

10. Announcement of Detailed Results

A copy of the detailed results of all materials as required by the paragraphs 45(1) to 45(3) in Appendix 16 of the Listing Rules will be published on the web pages of the Stock Exchange of Hong Kong within the prescribed period.

IV. SIGNIFICANT EVENTS

(A) During the year, the Company issued 230,000,000 A shares, the details of which are set out in the section headed "Stock Issue and Listing of part II Shareholders".

(B) During the year, the Company had no significant suit or arbitration events.

(C) Save and except for those which have been mentioned in the announcements in the past, the Company had no significant asset acquisition or sale, or merger or consolidation events during the year.

(D) Starting from April 1, 2002, the principal project of the technical transformation project of the Guixi Smelter Phase III of the Company entered installation and butt joint between the old and new systems. At the same time, the existing main production processes and equipments suspended production for overhaul according to the plan of two overhauls in every three years. The period for the production suspension plan is about 60 days, which to some degrees will reduce the output this year and increase the maintenance cost.

(E) Connected Transactions

1. The Company and Jiangxi Copper Company signed certain agreements, including composite supply contract, sales contract, composite industrial service agreement, real estate rent contract and composite miscellaneous services agreement. In accordance with these agreements, the Company will (among others) procure from the Jiangxi Copper Company and its connected companies copper concentrate, red composition brass and auxiliary industrial products, sell to them cathode copper, sulfuric acid, waste materials, washed residues and black copper sludge, obtain multiple industrial, social and other services, and lease property and land-use rights. Besides, the group signed a processing agreement with Jiangxi Copper Company on September 3, 2001, under which the group was appointed to exclusively process copper concentrate, blister copper and scrap copper imported by Jiangxi Copper Company into cathode copper, and also sell and distribute the said cathode copper in China. The Company also signed an acquisition agreement with Jiangxi Copper Company, under which the Company acquired from the Jiangxi Copper Company the operating assets, related liabilities and mining right of the Wushan Copper Mine.

The above connected transactions were made during the routine and normal business courses of the Company, and were made according to general commercial clauses or according to supplying or from an independent third party identical (or more preferential) clause. They are fair and rational to shareholders of the Company. The above connected transactions were done within the prescribed amount according to different categories, without going beyond the cap fixed by the Stock Exchange of Hong Kong for being exempted or independent from approval by shareholders in general meeting.

2. On January 1, 2002, the Company formally completed the acquisition of the operating assets, related liabilities and the mining right of the Wushan Copper Mine. The detailed materials about the said acquisition have been contained in the prospectus in connection with the issuance of the Company's A shares.

3. On 11 March 2002, the Company entered into a joint venture agreement ("JV Agreement") with JCC to establish a joint venture, which is entitled to the tax privilege policy for Sino-foreign joint venture, to engage in the manufacturing and processing of oxygen-free copper rods and wires. Pursuant to the JV Agreement, the Company agreed to invest a sum of RMB90,000,000 in cash as capital contribution to the joint venture. The Sino-foreign equity joint venture will be owned as to 60% by the Company and 40% by JCC.

(F) Significant Contracts and Their Performance

1. Save and except for those which have been mentioned in the announcements in the past, the Company had no significant events of managing on custody, contracting or leasing assets of other companies, or having other companies managing on custody, contracting or leasing assets of the Company during the year.

2. During the year, the Company had no significant guarantee events.

3. *During the year, the Company had no significant events concerning financial management on trust.*

4. During the year, the Company did not have any deposit on trust at financial institutions or non-financial institutions, and also did not have any circumstance of failure to recover time deposits due.

## V. FINANCIAL REPORT

### (A) Differences Between IAS and PRC GAAP as Applicable to the Group

The consolidated balance sheet of the Group prepared under IAS and that prepared under PRC GAAP have the following major difference:

| | 2001 *RMB'000* | 2000 *RMB'000* |
|---|---|---|
| Net assets as per financial statements prepared under IAS | 4,706,002 | 3,923,122 |
| Proposed final dividend | (133,202) | (24,340) |
| Net assets as per financial statements prepared under PRC GAAP | 4,572,800 | 3,898,782 |

The consolidated income statement of the Group prepared under IAS and that prepared under PRC GAAP have the following major difference:

| | 2001 *RMB'000* | 2000 *RMB'000* |
|---|---|---|
| Net profit for the year as per financial statements prepared under IAS | 312,373 | 108,661 |
| Interest on proceeds from issue of A Shares | (10,938) | — |
| Net profit for the year as per financial statements prepared under PRC GAAP | 301,435 | 108,661 |

### (B) Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement Prepared under IAS

**CONSOLIDATED INCOME STATEMENT**
*(Prepared under IAS)*
FOR THE YEAR ENDED DECEMBER 31, 2001

| | NOTES | 2001 *RMB'000* | 2000 *RMB'000* |
|---|---|---|---|
| Turnover | 1 | 2,995,793 | 3,524,512 |
| Cost of sales and services | 2 | (2,342,509) | (3,004,086) |
| Gross profit | | 653,284 | 520,426 |
| Other operating income | 3 | 46,099 | 13,307 |
| Distribution costs | | (31,583) | (35,562) |
| Administrative expenses | | (161,491) | (221,584) |
| Other operating expenses | 4 | (30,645) | (25,482) |
| Profit from operations | | 475,664 | 251,105 |
| Finance costs | | (163,067) | (142,240) |
| Profit before tax | | 312,597 | 108,865 |
| Taxation | 5 | (102) | (98) |
| Profit after tax | | 312,495 | 108,767 |
| Minority interests | | (122) | (106) |
| Net profit for the year | | 312,373 | 108,661 |
| Appropriations: | | | |
| Transfer to reserves | 6 | (120,652) | (38,089) |
| Profit for the year, retained | | 191,721 | 70,572 |
| Dividends | | 133,202 | 24,340 |
| Basic earnings per share | 7 | RMB0.128 | RMB0.045 |

There were no recognised gains or losses other than the net profit for the year.

**CONSOLIDATED BALANCE SHEET**
*(Prepared under IAS)*
AT DECEMBER 31, 2001

| | 2001 *RMB'000* | 2000 *RMB'000* |
|---|---|---|
| Non-current assets | | |
| Property, plant and equipment | 5,725,070 | 5,459,547 |
| Other assets | 89,865 | 93,455 |
| Other investments | 5,610 | — |
| | 5,820,545 | 5,553,002 |
| Current assets | | |
| Inventories | 1,576,283 | 1,418,195 |
| Trade and other receivables | 384,677 | 408,132 |
| Taxation recoverable | 4,693 | 4,693 |
| Marketable securities | 1,235 | — |
| Pledged bank deposits | 2,268 | 2,708 |
| Bank balances and cash | 681,060 | 366,103 |
| | 2,650,216 | 2,199,831 |
| Current liabilities | | |
| Trade and other payables | 636,532 | 705,113 |
| Taxation payable | 34 | 21 |
| Government subsidy received | 84,000 | — |
| Bank borrowings - amount due within one year | 1,161,668 | 1,091,236 |
| | 1,882,234 | 1,796,370 |
| Net current assets | 767,982 | 403,461 |
| | 6,588,527 | 5,956,463 |
| Capital and reserves | | |
| Share capital | 2,664,038 | 2,434,038 |
| Reserves | 2,041,964 | 1,489,084 |
| | 4,706,002 | 3,923,122 |
| Minority interests | 694 | 640 |
| Non-current liabilities | | |
| Bank borrowings - amount due after one year | 1,836,920 | 1,985,920 |
| Other payable - amount due after one year | 44,911 | 46,781 |
| | 1,881,831 | 2,032,701 |
| | 6,588,527 | 5,956,463 |

**CONSOLIDATED CASH FLOW STATEMENT**
*(Prepared under IAS)*
FOR THE YEAR ENDED DECEMBER 31, 2001

| | 2001 *RMB'000* | 2000 *RMB'000* |
|---|---|---|
| Net cash from operating activities | 639,850 | 686,724 |
| Investing activities | | |
| Interest received | 9,943 | 4,450 |
| Proceeds on disposal of property, plant and equipment | 21 | 9 |
| Decrease (increase) in pledged bank deposits | 440 | (2,331) |
| Purchase of property, plant and equipment | (631,562) | (681,597) |
| Insurance claims recovered received | 7,655 | — |
| Purchase of other investments | (5,610) | — |
| Purchase of marketable securities | (31,415) | — |
| Proceeds on disposal of marketable securities | 32,000 | — |
| Net cash used in investing activities | (618,528) | (679,469) |
| Financing | | |
| Interest paid | (180,366) | (180,646) |
| Dividend paid by the Company | (24,340) | — |
| Dividend paid by the subsidiary to a minority shareholder | (68) | (193) |
| Proceeds on issue of A Shares (net of share issue expenses) | 494,847 | — |
| Government subsidy received | 84,000 | — |
| New borrowings raised | 1,757,478 | 1,679,517 |
| Repayment of bank borrowings | (1,836,046) | (1,366,771) |
| Repayment of other payable | (1,870) | (1,870) |
| Net cash from financing activities | 293,635 | 130,037 |
| Net increase in cash and cash equivalents | 314,957 | 137,292 |
| Cash and cash equivalents at beginning of the year | 366,103 | 228,811 |
| Cash and cash equivalents at end of the year | 681,060 | 366,103 |

NOTICES

(C) Notes to the Financial Statements Prepared under International Accounting Standards

(1) Turnover refers to net amount received and receivable from sale of goods and services rendred in the current year. Details of the turnover of the Group, by business segments, are as follows:

| | 2001 RMB'000 | 2000 RMB'000 |
|---|---|---|
| Sales of goods | 2,705,103 | 3,439,348 |
| Tolling services | 290,690 | 85,164 |
| | 2,995,793 | 3,524,512 |

The majority of the turnover and net profit of the Group in the year derives from the production and sale of electrolytic copper and other related products. Directors hold that the processes for production of these products are closely connected and have common risks and returns. Therefore, these activities are regarded as same operation.

Details of the Group's turnover from regional markets in the current year are as follows:

| | 2001 RMB'000 | 2000 RMB'000 |
|---|---|---|
| PRC | 2,925,824 | 3,010,191 |
| South Korea | — | 341,289 |
| Others | 69,969 | 173,032 |
| | 2,995,793 | 3,524,512 |

All production facilities of the Group are located in the PRC.

(2) The cost of sales and service for 2001 includes an amount of about RMB 4,040,000 (none for 2000) and about RMB6,105,000 (none for 2000) relating to a reversal of provision made to write down sulphur concentrate inventories to estimated net realisable value and provision made to write down spare parts inventories to estimeate net realisable value respectively.

(3) Other operating income

Details of other operating income of the Group are as follows:

| | 2001 RMB'000 | 2000 RMB'000 |
|---|---|---|
| Interest income on proceeds raised from issue of A-share | 10,938 | — |
| Other interest income from banks | 3,497 | 4,450 |
| Other interest income | 6,446 | — |
| Insurance claim | 7,655 | — |
| Gain on settlement of future contracts before their maturity dates | — | 2,936 |
| Others | 17,563 | 5,921 |
| Total | 46,099 | 13,307 |

(4) The other operating expenses for 2001 include an amount of about RMB4,356,000 (none for 2000) for loss from settlement of future contracts before maturity dates.

(5) According to the Income Tax Law of the PRC on Foreign Investment and Foreign Enterprises and confirmed by the Jiangxi Provincial Tax Bureau, the Company as a Sino-foreign joint venture joint stock limited company is exempted from the enterprise income tax of PRC for two years starting from the first year when profit is made, and enjoys a 50% reduction from the income tax computed at the rate of 33% for another three years. 2001 was the third year for enjoying a 50% reduction of the enterprise income tax, and thus the enterprise income tax rate for the Company in the year is 16.5%.

According to the circular issued by the Ministry of Finance and the State Tax Bureau Taxation on January 14, 2000 and after confirmed by the company with the Jiangxi Provincial Tax Bureau, the Company (as a Sino-foreign joint venture joint stock limited company) is entitled to a tax benefit, which is calculated as 40% of the investment for purchasing domestically made equipment used to offset enterprise income taxes of PRC newly increased in the current year when the equipment is purchased over the previous year, but the amount of such offset may not exceed the amount of enterprise income taxes of PRC of the enterprise newly increased in the current year over the year before the equipment is purchased. The tax benefit not utilised for offset can be carried forward for offset in the following years, but the maximum term for such further offset may not exceed five years. By December 31, 2001, the amount of tax benefit not utilised for offset was about RMB11,600,000 (RMB55,600,000 for 2000).

The subsidiary computes its domestic income tax of the PRC for 2001 at rate of 33% (33% for 2000) on the estimated assessable profit of the subsidiary for the year.

By December 31, 2001, as agreement had not yet been reached with the local taxation authority on the deductibility of the provision for doubtful debts for the purpose of tax, the directors hold it is not reasonably certain that partial or all accummlated provision for doubtful debts amounting to some RMB86,000,000 (RMB117,000,000 for 2000) could be deducted for tax purpose. Therefore, the potential assets of deferred tax items amounting to some RMB28,000,000 (RMB39,000,000 for 2000) has not been recognised in the financial statements.

(6)

| | 2001 RMB'000 | 2000 RMB'000 |
|---|---|---|
| The amount represents transfer to: | | |
| Statutory surplus reserve | 30,156 | 10,878 |
| Statutroy public welfare fund | 30,150 | 10,872 |
| Discretionary surplus reserve | 60,346 | 16,339 |
| | 120,652 | 38,089 |

For the Company, the amounts to be transferred to statutory surplus reserve and statutory public welfare fund for the year are each based on prepared 10% (10% for 2000) of the Company's net profit for the year, prepared according to the PRC accounting standards. The amount transferred to discretionary surplus reserve for the year is based on 20% (15% for 2000) of the Company's net profit for the year computed according to the PRC accounting standards.

For the subsidiary, the amounts transferred to statutory surplus reserve and statutory public welfare fund for the year are based on 10% (10% for 2000) and 5% (5% for 2000) rspectively of the subsidary's net profit for the year prepared according to the PRC accounting standards. During the year, the subsidiary received tax refund of domestic income taxes of PRC for the previous year. The related amounts are transferred to discretionary surplus reserves according to the requirements of the local tax bureau.

(7) The basic earnings per share for 2001 are computed according to the net profit for the year of RMB312,373,000 (RMB108,661,000 for 2000) and the weighted average number of 2,440,969,707 shares already issued by the current year (2,434,038,200 shares for 2000).

(8) The amount for depreciation of property, plant and equipment provided for 2001 is RMB369,507,000 (RMB369,017,000 for 2000). The amount for amortisation of mining rights and trademark is RMB3,590,000 (RMB3,590,000 for 2000).

(D) Consolidated Statement of Income and Profits Appropriation, Consolidated Balance Sheet, and Consolidated Cash Flow Statement

CONSOLIDATED STATEMENT OF INCOME AND PROFITS APPROPRIATION
*(Prepared under PRC GAAP)*
FOR THE YEAR ENDED DECEMBER 31, 2001

| | 2001 RMB'000 | 2000 RMB'000 |
|---|---|---|
| Net revenue from principle operations | 2,995,793 | 3,524,512 |
| Less: Cost of principle operations | (2,308,749) | (2,973,790) |
| Sales tax on principle operations | (31,695) | (31,207) |
| Income from principle operations | 655,349 | 519,515 |
| Add: Income from other operations | 7,557 | 6,828 |
| Less: Operating expenses | (31,583) | (35,562) |
| Administrative expenses | (154,617) | (220,673) |
| Financial expenses | (153,717) | (137,442) |
| Operating profit | 322,989 | 132,666 |
| Add: Investment income | 1,820 | — |
| Subsidies | 98 | 66 |
| Non-operating income | 4,443 | 1,534 |
| Less: Non-operating expenses | (27,691) | (25,401) |
| Profit before income tax | 301,659 | 108,865 |
| Less: Income tax | (102) | (98) |
| Minority interest | (122) | (106) |
| Net profit | 301,435 | 108,661 |
| Add: Unappropriated profits at the beginning of the year | 265,442 | 219,210 |
| Profits available for appropriation | 566,877 | 327,871 |
| Less: Appropriations to statutory surplus reserve | (30,156) | (10,878) |
| Appropriations to statutory public welfare fund | (30,150) | (10,872) |
| Profits available for appropriation to shareholders | 506,571 | 306,121 |
| Less: Appropriation to discretionary surplus reserve | (60,346) | (16,339) |
| Dividends | (133,202) | (24,340) |
| Unappropriated profits at the end of the year | 313,023 | 265,442 |

CONSOLIDATED BALANCE SHEET
*(Prepared under PRC GAAP)*
AT DECEMBER 31, 2001

| | 2001 RMB'000 | 2000 RMB'000 |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS: | | |
| Bank balances and cash | 683,328 | 368,811 |
| Short-term investments | 1,235 | — |
| Bills receivable | 32,970 | 18,802 |
| Interests receivable | 10,938 | — |
| Accounts receivable | 177,743 | 190,367 |
| Other receivables | 42,923 | 126,914 |
| Prepayment | 112,813 | 70,280 |
| Inventories | 1,576,283 | 1,418,195 |
| Prepaid expenses | 8,000 | 16,010 |
| TOTAL CURRENT ASSETS | 2,646,233 | 2,209,379 |
| LONG-TERM INVESTMENTS: | | |
| Long-term equity investments | 5,610 | — |
| FIXED ASSETS: | | |
| Fixed assets at cost | 9,701,847 | 9,260,103 |
| Less: Accumulated depreciation | (4,640,958) | (4,295,668) |
| FIXED ASSETS, NET BOOK VALUE | 5,060,889 | 4,964,435 |
| Less: Provision for impairment on fixed assets | (8,360) | — |
| FIXED ASSETS, NET VALUE | 5,052,529 | 4,964,435 |
| Construction in progress | 664,541 | 479,102 |
| TOTAL FIXED ASSETS | 5,717,070 | 5,443,537 |
| INTANGIBLE AND OTHER ASSETS: | | |
| Intangible assets | 89,865 | 93,455 |
| Long-term deferred expenses | 1,371 | 2,771 |
| TOTAL INTANGIBLE AND OTHER ASSETS | 91,236 | 96,226 |
| TOTAL ASSETS | 8,460,149 | 7,749,142 |

## CONSOLIDATED BALANCE SHEET
*(Prepared under PRC GAAP)*
AT DECEMBER 31, 2001

| | 2001 RMB'000 | 2000 RMB'000 |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Short-term loans | 989,668 | 911,230 |
| Bills payable | 118,872 | 92,039 |
| Accounts payable | 229,060 | 288,381 |
| *Advance from customers* | 22,367 | 28,882 |
| Accrued welfare | 382 | 135 |
| Dividend payable | 133,202 | 24,340 |
| Taxes payable | (2,268) | 39,552 |
| Other unpaid | 17,751 | 20,195 |
| Other payables | 235,420 | 228,288 |
| Accrued expenses | 2,500 | 2,100 |
| Long-term liabilities due within one year | 173,870 | 181,877 |
| TOTAL CURRENT LIABILITIES | 1,920,824 | 1,817,019 |
| LONG-TERM LIABILITIES: | | |
| Long-term loans | 1,836,920 | 1,985,920 |
| Long-term payable | 44,911 | 46,781 |
| Special payable | 84,000 | — |
| TOTAL LONG-TERM LIABILITIES | 1,965,831 | 2,032,701 |
| TOTAL LIABILITIES | 3,886,655 | 3,849,720 |
| MINORITY INTEREST | 694 | 640 |
| SHAREHOLDERS' EQUITY: | | |
| Share capital | 2,664,038 | 2,434,038 |
| Capital reserves | 1,292,747 | 1,016,962 |
| Surplus reserves | 302,992 | 182,340 |
| Including: Statutory Public Welfare Fund | 62,328 | 34,345 |
| Unappropriated profits | 313,023 | 265,442 |
| TOTAL SHAREHOLDERS' EQUITY | 4,572,800 | 3,898,782 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 8,460,149 | 7,749,142 |

## CONSOLIDATED CASH FLOWS STATEMENT
*(Prepared under PRC GAAP)*
FOR THE YEAR ENDED DECEMBER 31, 2001

| | 2001 RMB'000 | 2000 RMB'000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Cash received from sales of goods and rendering of services | 4,428,927 | 4,171,326 |
| Refunds of taxes | 98 | 66 |
| Other cash received relating to operating activities | 91,545 | 20,244 |
| SUB-TOTAL OF CASH INFLOWS | 4,520,570 | 4,191,636 |
| Cash paid for goods and services | (3,218,879) | (2,904,877) |
| Cash paid to and on behalf of employees | (221,638) | (202,313) |
| Payments of taxes | (268,903) | (213,854) |
| *Other cash paid relating to operating activities* | (170,859) | (199,203) |
| SUB-TOTAL OF CASH OUTFLOWS | (3,880,279) | 3,520,247) |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | 640,291 | 671,389 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash received from return of investments | 30,001 | — |
| Cash received from investment income | 1,999 | — |
| Net cash receipts from sales of fixed assets, intangible assets and other long-term assets | 7,676 | — |
| Other cash received relating to investing activities | 9,942 | 4,450 |
| SUB-TOTAL OF CASH INFLOWS | 49,618 | 4,450 |
| Cash paid to acquire fixed assets, intangible assets and other long-term assets | (631,562) | (669,850) |
| Cash paid to acquire investments | (37,025) | — |
| SUB-TOTAL OF CASH OUTFLOWS | (668,587) | (669,850) |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | (618,969) | (665,400) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Cash received from investments by Others | 494,847 | — |
| Cash received from borrowing | 1,757,478 | 1,679,517 |
| Other cash received relating to financing activities | 84,000 | — |
| SUB-TOTAL OF CASH INFLOW | 2,336,325 | 1,679,517 |
| Cash repayment of amounts borrowed | (1,836,046) | (1,366,771) |
| Cash paid for distribution of dividends on profits and for interest expenses | (204,774) | (179,573) |
| Including: Dividend, paid to minority shareholders in subsidiaries | (68) | (193) |
| Other cash paid relating to financing activities | (1,870) | (1,870) |
| SUB-TOTAL OF CASH OUTFLOWS | (2,042,690) | (1,548,214) |
| NET CASH OUTFLOWS FROM FINANCING ACTIVITIES | 293,635 | 131,303 |
| **EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH** | — | — |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 314,957 | 137,292 |

By Order of the Board
**HE Changming**
*Chairman*

Jiangxi, PRC, 11th April, 2002.

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Jiangxi Copper Company Limited (the "Company") will be held at the conference room of the Company at 15 Yejin Avenue, Guixi City, Jiangxi, the People's Republic of China ("PRC") at 2:00 p.m. on Wednessary, 12th June, 2002 for the following purposes:

1. To consider and approve the report of the Board of Directors for the year of 2001.
2. To consider and approve the report of the Supervisory Committee for the year of 2001.
3. To consider and approve the audited Financial Statements and the auditors' report for the year of 2001.
4. To consider and approve the scheme of profit distribution for the year of 2001.
5. To accept the resignation of Mr. LONG Tao (龍濤) as an independent non-executive director of the Company and to authorise the board of directors to terminate the Company's service contract or letter of appointment with Mr. LONG Tao (龍濤) upon such terms and conditions as the Board of Directors shall think fit and to do all such acts and things to give effect to such matters.
6. To elect Mr. KANG Yi (康義) as an independent non-executive director of the Company to replace Mr. LONG Tao (龍濤) to hold office until the date of the annual general meeting of the Company for the year of 2003 and to authorise the Board of Directors to enter into service contract or letter of appointment with Mr. KANG Yi (康義) upon such terms and conditions as the Board of Directors shall think fit and to do all such acts and things to give effect to such matters.
7. To accept the resignation of Mr. CUI Guisheng (崔貴生) as an executive director of the Company and to authorise the Board of Directors to terminate the Company's service contract or letter of appointment with Mr. CUI Guisheng (崔貴生) upon such terms and conditions as the Board of Directors shall think fit and to do all such acts and things to give effect to such matters.
8. To elect Mr. LIANG Qing (梁青) as an executive director of the Company to replace Mr. CUI Guisheng (崔貴生) to hold office until the date of the annual general meeting of the Company for the year of 2003 and to authorise the Board of Directors to enter into service contract or letter of appointment with Mr. LIANG Qing (梁青) upon such terms and conditions as the Board of Directors shall think fit and to do all such acts and things to give effect to such matters.
9. To re-appoint Deloitte Touche Tohmatsu Shanghai Certified Public Accountants Ltd. and Deloitte Touche Tohmatsu as the Company's PRC and international auditors for the year of 2002 and authorise the Board of Directors to determine their remunerations.

By Order of the Board
**HUANG Dongfeng**
*Company Secretary*

Jiangxi, PRC, 11th April, 2002.

*Notes:*

(i) Any shareholder entitled to attend and vote at the meeting mentioned above is entitled to appoint one or more proxies to attend and vote at the meeting on his/her behalf in accordance with the Articles of Association of the Company. A proxy need not be a shareholder of the Company.

(ii) In order to be valid, the proxy form of holders of H Shares and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or authority shall be deposited at the Company's H Share Registrars, Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time for holding the meeting or 24 hours before the time appointed for taking the poll.

(iii) The holders H shares or their proxies shall produce their identity documents when attending the meeting.

(iv) The register of holders of H shares of the Company will be closed from Monday, 13th May, 2002 to Wednesday, 12th June, 2002 (both days inclusive), during which period no transfer of shares will be registered.

(v) The holders of *H Shares* whose names appear in the register of holders of *H Shares* on *Monday, 13 May, 2002* are entitled to attend and vote at the meeting.

(vi) Shareholders who intend to attend the meeting shall complete and lodge the reply slip for attending the meeting at the Company's legal address at 15 Yejin Avenue, Guixi City, Jiangxi, PRC on or before Thursday, 23th May, 2002. The reply slip may be delivered to the Company by hand, by post, by cable or by fax (at fax no.: (86)701-3777013).

(vii) The final dividend for the year ended 31st December, 2001 is expected to be paid on Friday, 5th July, 2002 to the holders of H Shares whose names appear on the register of holders of H Shares on Tuesday, 21st May, 2002.

(viii) In order to qualify for the final dividend mentioned above, holders of H *Shares* whose transfers have not been registered shall deposit the transfers at the Company's H *Share* Registrars, Hong Kong Registrars Limited together with the relevant share certificates not later than 4:00 p.m. on Friday, 10th May, 2002. The registered day and the relevant details of the proposed final dividend of the holders of A Shares will be disclosed by means of press announcement.

(xi) The Annual General Meeting is not expected to take more than half a day. Shareholders or their proxies attending the Annual General Meeting shall be responsible for their own travel and accommodation expenses.

(x) Concerning items 5 and 7 of this notice, the Company has received letters from Mr. LONG Tao and Mr. CUI Guisheng resigning as an independent non-executive director and an executive director of the Company respectively. However, the resignations are still subject to the approval by the shareholders of the Company in general meeting.

(xi) Concerning items 6 and 8 of this notice, the directors wish to state that a shareholder of the Company has given written notice to the Company pursuant to Article 95 of the Company's Articles of Association of the intention to nominate Mr. KANG Yi and Mr. LIANG Qing as candidates for election as directors to replace Mr. LONG Tao and Mr. CUI Guisheng respectively and Mr. KANG Yi and Mr. LIANG Qing have given written notices to the Company of their willingness to accept the nomination. Mr. KANG Yi, age 62, male, is a professor-grade senior engineer and model labour of the State. He has been deputy general manager of China National Nonferrous *Metals Industry Corporation (中國有色金屬工業總公司) and deputy director of the State Nonferrous Metals* Industry Management Bureau (國家有色金屬工業管理局) and is now the chairman of China Nonferrous Metals industry Association (中國有色金屬工業協會) and president of China Nonferrous Metals Institute (中國有色金屬學會理事長). He has over 30 years of experience in management of nonferrous metals enterprise. Mr. LIANG Qing, age 48, male, is a university graduate and is now a director and general manager of China Minmetals H.K. (Holdings) Limited. He has over 10 years of experience in international trading.

6



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(A sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)*

## THE FIRST QUARTERLY REPORT OF 2002

**Important Notice:**

The Board of Directors of Jiangxi Copper Company Limited collectively and individually accepts full responsibility for the truthfulness, accuracy and completeness of the information contained in this Report, and confirms that there are no material omissions nor errors which would lead to any statement misleading. This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission.

This quarterly financial and accounting report, which is prepared in accordance with the PRC GAAP and the Enterprises accounting Regulations, is unaudited.

### I. COMPANY PROFILE

| | | |
|---|---|---|
| 1 | Legal name of the Company in Chinese | 江西銅業股份有限公司 |
| | Legal name of the Company in English | Jiangxi Copper Company Limited |
| | English abbreviation | JCCL |
| 2 | Legal representative | He Changming |
| 3 | Company secretary | Huang Dongfeng |
| | Representative of securities affairs | Pan Qifang |
| | Head office | 15 Yejin Avenue, Guixi City, Jiangxi, PRC |
| | Telephone | 701-3777736 |
| | Facsimile | 701-3777013 |
| | E-mail address | jccl@jxcc.com |
| 4 | Company's registration and office address | 15 Yejin Avenue, Guixi City, Jiangxi, PRC |
| | Company's internet website | http://www.jxcc.com |
| 5 | Designated newspapers for information disclosure | China Securities DailyHong Kong Economic TimesHong Kong i-Mail (in English) |
| 6 | Stock exchange listings (A share/H share) | Shanghai Stock Exchange/The Stock Exchange of Hong Kong Limited (Secondary listing: London Stock Exchange Limited) |
| | Stock codes (A share/H share) | 600362 / 0358 |
| | Stock abbreviation (A share/ H share) | Jiangxi Copper |

### II. CHANGE IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

**1. Change in Share Capital**

During the reporting period, there was no change in number of outstanding shares. A number of 230,000,000 A shares, which were issued by the Company on 21 December 2001, have been listed on Shanghai Stock Exchange since 11 January 2002. Hence, there was a change in the share capital structure within the reporting period. Change in share capital structure is as follows:

| | Before change (shares) | After change (shares) |
|---|---|---|
| (1) Unlisted shares | | |
| 1. Shares held by promoters | | |
| Of which: Shares held by state-owned legal person | 1,275,556,200 | 1,275,556,200 |
| Shares held by other legal person | 2,000,000 | 2,000,000 |
| Shares held by legal person | - | - |
| Other | - | - |
| 2. Issued but unlisted A shares | 230,000,000 | - |
| 3. Shares held by staff | - | - |
| 4. Preferred shares or other | - | - |
| Total unlisted shares | 1,507,556,200 | 1,277,556,200 |
| (2) Listed shares | | |
| 1. Ordinary shares denominated in RMB | | 230,000,000 |
| 2. Domestically listed foreign capital shares | - | - |
| 3. Overseas listed foreign capital shares | 1,156,482,000 | 1,156,482,000 |
| Total listed shares | 1,156,482,000 | 1,386,482,000 |
| (3) Total shares | 2,664,038,200 | 2,664,038,200 |

**2. Shareholding of Substantial Shareholders**

As at 31 March 2002, number of shareholders holding the Company's shares was 72,428, of which 4,052 were H share holders and the remaining 68,376 were A share holders. The ten largest shareholders are as follows:

| | Name of shareholders | Shares held (shares) | Percentage held (%) | Types of shares held |
|---|---|---|---|---|
| 1 | Jiangxi Copper Company | 1,275,556,200 | 47.881 | State-owned legal person |
| 2 | HKSCC Nominees Limited | 1,132,245,000 | 42.501 | H share |
| | Of which: International Copper | 500,000,000 | 18.768 | H share (promoter) |
| 3 | Kerui Fund | 5,427,100 | 0.204 | A share |
| 4 | Kexiang Fund | 2,602,500 | 0.098 | A share |
| 5 | Guo Guansong | 1,420,000 | 0.053 | A share |
| 6 | Suzheng Investment | 1,200,000 | 0.045 | A share |
| 7 | Song Zhen Yuan | 1,095,000 | 0.041 | H share |
| 8 | Weng Yan | 1,000,000 | 0.038 | A share |
| 9 | Shenzhen Baoheng (Group) Co., Ltd. | 1,000,000 | 0.038 | Legal person |
| 10 | HSBC Nominees (Hong Kong) Limited | 912,000 | 0.034 | H share |

Note: (1) Except holders of H Shares, there was no change in the number of shares held by the shareholders holding more than 5% of the Company's shares. (2) Except Jiangxi Copper Company, the Company was not notified whether the ten largest shareholders were connected with each other. (3) International Copper was holding 500,000,000 shares (H shares) of the Company through HKSCC Nominees Limited, representing 18.768% of the total share capital. All these shares have been pledged to the Bank of China (Hong Kong) Limited since the shares' listing in 1997. Other than that, other shareholders holding more than 5% of the Company's shares had no shares mortgaged or frozen.

### III. BUSINESS REVIEW AND PROSPECTS

**(1) Business Review**

Prices of the three-month copper futures traded in the London Metal Exchange ("LME") and Shanghai Futures Exchange ("SHFE") rose by 9.1% and 7.8% in the reporting quarter, as compared with that of the fourth quarter of 2001. However, a decrease of 11.1%, as compared with that of the same period of last year, was recorded in both markets. During the reporting period, sales price of copper cathode fell by 12.4% against that of the same period of last year. The fall in the sales price of copper adversely affected the Company in its reduction in the principal operating income of RMB 67,180,000. Nonetheless, the Company increased production of copper cathode (including subcontracting copper) by means of strengthening production management by 3,337 tons to 57,414 tons, representing an increase of 6.2% as compared with that of the same period of last year. During the reporting period, Dexing Mine achieved an actual average daily handling capacity of 94,600 tons (against the designed daily capacity of 90,000 tons). The metal recovery also increased as compared with the same period. Enhancement in efficiency further reduced the costs of copper cathode, thereby offsetting the loss incurred from the fall in copper prices. Principal operating profit decreased only by RMB12,870,000 during the reporting period.

**(2) Major Investments**

1. Uses of proceeds

(1) During the reporting period, acquired such assets as Wushan Mine spending RMB276,684,600, (including the mining right of RMB 20,261,600) in which the consideration paid by RMB 193,807,000 in cash and undertaking of bank borrowings of RMB 82,877,600. During the reporting period, copper concentrate produced by Wushan Mine contained copper of 2236 tons, gold of 36 kg and silver of 3,335 kg, representing an increase of 20.5%, 15.4% and 32.9% respectively as compared with that of the same period of last year respectively. Collectively, it contributed to the Company approximately RMB 3,900,000.

(2) During the reporting period, investment in Guixi Smelter Phase III amounted to RMB 128,280,000.

The above mentioned use of proceeds was in accordance with the investment projects disclosed in the Prospectus for the A Shares Issue.

2. Uses of funds other than proceeds

(1) In addition to the disclosed in the annual report of 2001, the Company also invested RMB 54,110,000 in the final stage of Dexing Copper Mine construction with target daily handling capacity of 90,000 tons. Accumulated amount invested in this project had made up 83.5% of the total investment.

**(3) Operating Results and Financial Highlights**

1. Analysis of operating results

(1) Results analysis

| Item | January-March,2002 RMB'000 Unaudited | January-March,2001 RMB'000 Unaudited | Decrease % |
|---|---|---|---|
| Principal operating income | 779,125 | 890,707 | 12.5 |
| Principal operating profit | 129,235 | 142,108 | 9.1 |
| Net profit | 33,158 | 51,362 | 35.4 |

*Note:* (1) Decrease in principal operating income by 12.5% was primarily due to the factors including a fall in sales prices of the Company's products and a significant reduction in sales volume of self-produced copper (together with an increase in sales volume of processed copper). (2) The Company has adopted measures such as increasing production and enhancing efficiency, as well as lowering costs, in order to offset the negative effects of significant fall in sales prices to the greatest extent. (3) In addition to a decrease in principal operating profit, during the reporting period, the Company no longer had other operating income of about RMB 5,000,000 from platinum and porpezite sales recorded for the same period of last year.

(2) Analysis of change in breakdown of profit

| Item | January-March,2002 Amount RMB'000 Unaudited | January-March,2002 Percentage as to total profit % | Year of 2001 Amount RMB'000 | Year of 2001 Percentage as to total profit % | Percentage of increase (decrease) % |
|---|---|---|---|---|---|
| Principal operating profit | 129,235 | 389.4 | 655,349 | 217.2 | 79.3 |
| Other operating profit | 577 | 1.7 | 7,557 | 2.5 | (32.0) |
| Expenses during the period | (92,222) | (277.8) | (339,916) | (112.6) | 146.7 |
| Investment revenue | - | - | 1,820 | 0.6 | - |
| Subsidy income | - | - | 98 | 0.0 | - |
| Net non-operating income | (4,399) | (13.3) | (23,249) | (7.7) | 72.7 |
| Total profit | 33,191 | 100 | 301,659 | 100 | - |

*Note:* Due to an increase in expenses and net non-operating income during the reporting period, total profit was decreased. It resulted in an greater increase in the proportion of principal operating profit to total profit, proportion of expenses during the period to total profit, and proportion of net non-operating income to total profit.

2. Financial analysis

| Item | As at 31 March 2002 Amount RMB'000 Unaudited | As at 31 March 2002 Percentage as to total assets % | As at 31 December 2001 Amount RMB'000 Audited | As at 31 December 2001 Percentage as to total assets % | Percentage of increase (decrease) % |
|---|---|---|---|---|---|
| Total assets | 8,684,524 | 100 | 8,460,149 | 100 | — |
| Of which: Cash | 447,214 | 5.1 | 683,328 | 8.1 | (37.0) |
| Receivables | 229,602 | 2.6 | 177,743 | 2.1 | 23.8 |
| Inventories | 1,502,017 | 17.3 | 1,576,282 | 18.6 | (7.0) |
| Construction in progress | 892,201 | 10.3 | 664,541 | 7.9 | (30.4) |

Decrease in cash was primarily due to the fact that part of proceeds raised from the A share issue, which were deposited at the bank at the end of last year was made for the construction of Guixi Smelter Phase III Project and acquisition of Wushan Mine during the reporting period.

Increase in receivable was due to the fact that during the end of the reporting period, part of the withdrawal of currency from the Company's customers were not received.

Increase in construction in progress was mainly due to the continual investment in the contruction of Guixi Smelter Phase III Project, Dexing Copper Mine with a daily processing of 90,000 tons and other investments in items to maintain simple reproduction.

NOTICES

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(A sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)*

## THE FIRST QUARTERLY REPORT OF 2002

(4) **Contingency Items and Post-Period Items**

1. Although copper price in the first quarter was higher than the fourth quarter of last year and the overall trend of copper price is uprising, the principal project of the Guixi Smelter III will enter the stage of installation and butt joint this year, and so the furnaces will suspend operation for 60 days. The Company will make use of a one-month period to overhaul the facilities and equipment (previously suspension of furnaces for maintenance would take place once a year, now it has been changed to twice every three years). The Company expected that the production of main products such as copper, gold and silver will be affected in the first half of the year and this will affect the net profit of the second quarter. Accordingly, the Company could not estimate whether or not the net profit in the interim period of 2002 can reach 50% of that of the same period last year. The Company remind investors to aware any potential risks on investment.
2. There was no significant litigation or arbitration during the reporting period.
3. There was no guaranty items during the reporting period.
4. There was no significant items subsequent to the date of balance sheet during the reporting period.

(5) **Priority Items for the Second Quarter**

Priority items for the second quarter are to push through the Guixi Smelter Phase III construction, guarantee the quality and progress of the project, as well as the overhauling of the existing system's facilities & equipment. It is the Company's aim to shorten the period of the overhaul, while saving expenses incurred in it.

To fully utilize the reserves on medium-end products, to strengthen the production management of facilities other than overhaul maintenance, to minimize the impact of construction and maintenance on the production of the Company.

### IV. FINANCIAL HIGHLIGHTS

1. **Summary of consolidated income statement**

| | January-March, 2002 RMB'000 Unaudited |
|---|---|
| Principal operating income | 779,125 |
| Principal operating profit | 129,235 |
| Other operating profit | 577 |
| Expenses during the period | (92,222) |
| Investment revenue | - |
| Net non-operating income | (4,399) |
| Income tax | (18) |
| Minority shareholders interests | (15) |
| *Net profit* | 33,158 |

2. **Summary of consolidated balance sheet**

| | As at 31 March 2002 RMB'000 Unaudited | As at 31 December 2001 RMB'000 Audited |
|---|---|---|
| Current assets | 2,477,103 | 2,646,232 |
| Long-term investments | 5,610 | 5,610 |
| Net fixed assets | 6,082,687 | 5,717,071 |
| Intangible assets and other assets | 119,124 | 91,236 |
| Total assets | 8,684,524 | 8,460,149 |
| Current liabilities | 2,002,190 | 1,920,824 |
| Long-term liabilities | 2,015,668 | 1,965,831 |
| Minority shareholders' interests | 60,708 | 694 |
| Shareholders' interests | 4,605,958 | 4,572,800 |
| Total liabilities and shareholders' interests | 8,684,524 | 8,460,149 |

3. **Financial notes:**

(1) During the reporting period, there was no significant change and divergence in the Company's accounting estimates and accounting policy from that of 2001.

(2) A financial statement had been prepared for the newly established Jiangxi Copper Products Company Limited and added to the coverage of the consolidated financial statements of the Company for the reporting period as compared with the annual report of 2001.

### V. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Office of Secretary of the Board of Directors of the Company:

1. Original copy of the first quarterly report signed by the Chairman;
2. Financial statements of the Company stamped and signed by the legal representative, financial controller, and accountant-in-charge;
3. Original copies of the Company's documental information and announcements published on the newspapers and journals designated by the China Securities Regulatory Commission.

By order of the Board
He Changming
*Chairman*

25 April 2002

---

**NOTICE OF FIRST MEETINGS**

**IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES WINDING-UP PROCEEDINGS NO. 1189 OF 2001**

Name of Company — COUNTRY TALENT LIMITED
Date of Meetings — 9th May 2002 (Thursday)
Creditors — At 10:30 a.m.
Contributories — At 11:30 a.m.
Place — 16th Floor, 1 Hysan Avenue, Causeway Bay, Hong Kong

Dated this 26th day of April 2002

James Wardell
*Joint & Several Provisional Liquidator*

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**THE COMPANIES ORDINANCE (CHAPTER 32)**

**NOTICE OF MEETING OF CREDITORS PURSUANT TO SECTION 241**

**A.T.L.Z. COMPANY LIMITED**

Notice is hereby given that a meeting of the creditors of the above Company will be held on 3rd May 2002 at Unit 2, 19/F, Morrison Plaza, 9 Morrison Hill Road, Wanchai, Hong Kong at 11:00 a.m. for the purposes provided for in Sections 228, 241, 242, 243, 244 of the Companies Ordinance.

Creditors may vote either in person or by proxy. Forms of proxies may be obtained from and must be lodged at AIP Partners C.P.A. Limited, Unit 2, 19/F, Morrison Plaza, 9 Morrison Hill Road, Wanchai, Hong Kong not later than 4:00 p.m. on the day before the meeting.

Dated this 26th day of April 2002.

BY ORDER OF THE BOARD
AU Si Anthony
Director

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**Hong Kong Trade Development Council Publications Department (Hong Kong Houseware Fair 2002) Lucky Draw Winners List**

**Description:**
HP Jornada Personal Digital Assistant (PDA)

| Name: | Lucky Draw Ticket No: |
|---|---|
| Alan Taylor | 03496 |
| Alex Gilani | 11723 |

All winners are notified by email.

License No.: 017999 香港貿易發展局 Hong Kong Trade Development Council

---

*The Stock Exchange of Hong Kong Limited ("Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

**CASH**

**CELESTIAL ASIA SECURITIES HOLDINGS LIMITED**

*(incorporated in Bermuda with limited liability)*

**RESULT OF SPECIAL GENERAL MEETING AND TIMETABLE FOR SHARE CONSOLIDATION AND CAPITAL REDUCTION**

The Directors are pleased to announce that the special resolution of the Proposed Share Consolidation and the Capital Reduction was duly passed at the special general meeting of the Company held on 25 April 2002.

Further to the announcement of the Company dated 15 March 2002 and the circular of the Company dated 2 April 2002 ("Circular"), the Directors are pleased to announce that the special resolution for the Proposed Share Consolidation and Capital Reduction was duly passed by the Shareholders at the special general meeting of the Company held on 25 April 2002. Terms used herein shall have the same meaning as defined in the Circular unless otherwise stated.

**TIMETABLE FOR SHARE CONSOLIDATION AND CAPITAL REDUCTION**

| | 2002 |
|---|---|
| The date the Share Consolidation and the Capital Reduction taking effect | 9:30 am on Friday, 26 April |
| Original counter for trading in board lot size of 2,000 Existing Shares temporarily closes | Friday, 26 April |
| Temporary counter for trading in board lot size of 100 Reduced Shares opens (in the form of the existing share certificates) | 9:30 am on Friday, 26 April |
| First day for free exchange of certificates for Reduced Shares | Friday, 26 April |
| Original counter for trading in board lot size of 2,000 Reduced Shares reopens (in the form of new share certificates) | 9:30 am on Monday, 13 May |
| Parallel trading in Reduced Shares commence | 9:30 am on Monday, 13 May |
| Temporary counter for trading in board lot size of 100 Reduced Shares closes | 4:00 pm on Tuesday, 4 June |
| Parallel trading in Reduced Shares ends | 4:00 pm on Tuesday, 4 June |
| Latest date for lodging certificates for Existing Shares in exchange for certificates for Reduced Shares free of charge | Friday, 7 June |

By order of the Board
Joan Elmond O K Kwok
*Executive Director*

Hong Kong, 25 April 2002

*香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。*



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(於中華人民共和國註冊成立的中外合資股份有限公司)*

## 二零零二年第一季度報告

**重要提示：**

江西銅業股份有限公司(「本公司」)董事會保證本季度報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。本季度報告乃依照中國證監會關於上市公司季度報告信息披露的有關規定編製。

本公司按中國會計準則及企業會計制度編制的本季度財務會計報告未經審計。

### 一、 公司簡介

| | | | |
|---|---|---|---|
| 1 | 法定中文名稱 | ： | 江西銅業股份有限公司 |
| | 法定英文名稱 | ： | Jiangxi Copper Company Limited |
| | 英文名稱縮寫 | ： | JCCL |
| 2 | 法定代表人 | ： | 何昌明 |
| 3 | 董事會秘書 | ： | 黃東風 |
| | 證券事務代表 | ： | 潘其方 |
| | 聯系地址 | ： | 江西省貴溪市冶金大道15號 |
| | 聯系電話 | ： | 0701－3777736 |
| | 傳真 | ： | 0701－3777013 |
| | 電子信箱 | ： | jccl@jxcc.com |
| 4 | 公司註冊及辦公地址 | ： | 江西省貴溪市冶金大道15號 |
| | 公司國際互聯網址 | ： | http://www.jxcc.com |
| 5 | 公司信息披露報紙名稱 | ： | 《中國證券報》、《香港經濟日報》、《Hong Kong iMail》(英文報) |
| 6 | 股票上市地點(A股/H股) | ： | 上海證券交易所/香港聯交所(第二上市地：倫敦證券交易所) |
| | 股票代碼(A股/H股) | ： | 600362 / 0358 |
| | 股票簡稱(A股/H股) | ： | 江西銅業 |

### 二、 股本變動及主要股東持股情況

**1、 股本變動情況：**

報告期內，本公司股份總數未發生變動。2001年12月21日本公司發行的23000萬A股，於2002年1月11日在上海證券交易所掛牌上市流通，因此報告期內的股本結構發生變化。股本結構變化情況如下：

| | 變動前(股) | 變動後(股) |
|---|---|---|
| 一、未上市流通股份 | | |
| 1、 發起人股份 | | |
| 其中：境內國有法人股 | 1,275,556,200 | 1,275,556,200 |
| 境內其他法人股份 | 2,000,000 | 2,000,000 |
| 境外法人持有股份 | – | – |
| 其他 | – | – |
| 2、 已發行未上市A股 | 230,000,000 | – |
| 3、 內部職工股 | – | – |
| 4、 優先股或其他 | – | – |
| 未上市股份合計 | 1,507,556,200 | 1,277,556,200 |
| 二、 已上市股份 | – | – |
| 1、 人民幣普通股 | – | 230,000,000 |
| 2、 境內上市外資股 | – | – |
| 3、 境外上市外資股 | 1,156,482,000 | 1,156,482,000 |
| 上市股份合計 | 1,156,482,000 | 1,386,482,000 |
| 三、股份總數 | 2,664,038,200 | 2,664,038,200 |

**2、 股東持股情況：**

於2002年3月31日，持有本公司股票的股東總數為72,428名，其中，H股股東人數為4,052名，A股股東人數為68,376名。持有本公司股份前十名的主要股東情況如下：

| | 股東名稱 | 持股數(股) | 持股比例(%) | 性質 |
|---|---|---|---|---|
| 1 | 江西銅業公司 | 1,275,556,200 | 47.881 | 國有法人股 |
| 2 | HKSCC NOMINEES LIMITED | 1,132,245,000 | 42.501 | H股 |
| | 其中：國際銅業 | 500,000,000 | 18.768 | H股(發起人) |
| 3 | 科瑞基金 | 5,427,100 | 0.204 | A股 |
| 4 | 科翔基金 | 2,602,500 | 0.098 | A股 |
| 5 | 郭觀送 | 1,420,000 | 0.053 | A股 |
| 6 | 蘇證投資 | 1,200,000 | 0.045 | A股 |
| 7 | SONG ZHEN YUAN | 1,095,000 | 0.041 | H股 |
| 8 | 翁延 | 1,000,000 | 0.038 | A股 |
| 9 | 深圳寶恒(集團)股份公司 | 1,000,000 | 0.038 | 法人股 |
| 10 | HSBC NOMINEES (HONG KONG) LIMITED | 912,000 | 0.034 | H股 |

註：
(1) 除H股股東外，持有本公司5%以上股份的股東其持股數量並無變化。
(2) 除江西銅業公司外，本公司並不知悉持有本公司股份的其他前十名股東之間有無關聯關係。
(3) 國際銅業通過HKSCC NOMINEES LIMITED持有本公司5億股(H股)，佔總股本的18.768%。該等股份於1997年上市日全部抵押給中國銀行(香港)有限公司。除此以外，持有本公司5%以上股份的其他股東其所持股份沒有抵押或凍結情況。

### 三、 經營情況的回顧與展望

**(一) 經營回顧**

雖然本季度倫敦金屬交易所(LME)及上海金屬期貨交易所(SHFE)

附註：
(1) 主營業務收入減少12.5%，主要是由於報告期內本公司產品銷售價格下跌及自營銅銷售量相應減少(加工銅銷售量相應增加)等原因所致。
(2) 本公司通過增產增效，降低成本，最大限度抵消產品售價的大幅下降影響。
(3) 除主營業務利潤減少外，本公司於上年同期獲得鉑金及鈀金的其他業務收入約500萬元，報告期內無該等收入。

(2) 利潤結構變動分析

| 項目 | 2002年1-3月 金額 人民幣千元 未經審計 | 佔利潤總額 % | 2001年度 金額 人民幣千元 | 佔利潤總額 % | 佔利潤總額增(減) % |
|---|---|---|---|---|---|
| 主營業務利潤 | 129,235 | 389.4 | 655,349 | 217.2 | 79.3 |
| 其他業務利潤 | 577 | 1.7 | 7,557 | 2.5 | (32.0) |
| 期間費用 | (92,222) | (277.8) | (339,916) | (112.6) | 146.7 |
| 投資收益 | – | – | 1,820 | 0.6 | – |
| 補貼收入 | – | – | 98 | 0.0 | – |
| 營業外收支淨額 | (4,399) | (13.3) | (23,249) | (7.7) | 72．7 |
| 利潤總額 | 33,191 | 100 | 301,659 | 100 | – |

附註：由於報告期內期間費用及營業外收支淨額增加，減少了利潤總額，從而使主營業務利潤佔利潤總額的比例、期間費用佔利潤總額的比例、營業外收支淨額佔利潤總額的比例有較大的上升。

2、 財務狀況分析

| 項目 | 於2002年3月31日 金額 人民幣千元 未經審計 | 佔總資產 % | 於2001年12月31日 金額 人民幣千元 已審計 | 佔總資產 % | 佔總資產增(減) % |
|---|---|---|---|---|---|
| 總資產 | 8,684,524 | | 8,460,149 | 100 | – |
| 其中：貨幣資金 | 447,214 | 5.1 | 683,328 | 8.1 | (37.0) |
| 應收帳款 | 229,602 | 2.6 | 177,743 | 2.1 | 23.8 |
| 存貨 | 1,502,017 | 17.3 | 1,576,282 | 18.6 | (7.0) |
| 在建工程 | 892,201 | 10.3 | 664,541 | 7.9 | (30.4) |

附註：貨幣資金減少的主要原因是上年末存於銀行的發行A股募集資金於報告期內用作貴冶三期工程建設投資及收購武山銅礦等用途；應收帳款增加是因為本公司於報告期末有部分客戶的回籠貨款正處於在途狀態；在建工程增加主要是報告期內繼續投資貴冶三期工程、德興銅礦9萬噸擴產項目及對其他生產維簡等工程投資所致。

**(四) 或有事項與期後事項**

1、 儘管一季度銅價比上年四季度有所上升，銅價總體趨勢處於回升階段，但由於本公司貴溪冶煉廠將於2002年度4月1日起，為貴冶三期35至40萬噸的擴建項目的主體工程與老系統進行安裝對接，貴溪冶煉廠將停爐60天，本公司亦將借此機會，安排一個月的工藝設備檢修工作(以前為每年停爐檢修一次，現改進為3年只停爐兩次進行檢修)。本公司預計上半年銅、黃金、白銀等主要產品產量會受到一定程度的影響，對第二季度的淨利潤也會構成一定的影響。因此，本公司目前不能判斷2002年中期淨利潤能否達到上年同期的50%。本公司提醒投資者注意投資風險。

2、 本報告期內無重大訴訟、仲裁事項。

3、 本報告期內無擔保事項發生。

4、 本報告期內無重大資產負債表日後事項。

**(五) 第二季度工作重點**

於2002年第2季度，本公司主要工作是抓好貴冶三期工程建設，保證工程質量及工程進度，同時做好老系統的工藝與設備的檢修工作，並努力縮短檢修期，節約檢修費用。

充分利用中間產品的儲備，抓好除檢修外的其他工藝的生產管理，儘量降低工程建設和檢修等對本公司的產量影響程度。

### 四、財務摘要

1、 簡略的合併利潤表

| | 2002年1-3月 人民幣千元 未經審計 |
|---|---|
| 主營業務收入 | 779,125 |
| 主營業務利潤 | 129,235 |
| 其他業務利潤 | 577 |
| 期間費用 | (92,222) |
| 投資收益 | – |
| 營業外收支淨額 | (4,399) |
| 所得稅 | (18) |
| 少數股東損益 | (15) |
| 淨利潤 | 33,158 |

2、 簡略的合併資產負債表

批准亦須受此數額限制；及

由本決議案通過之時起至下列最早日期之期間：

結束時；或

一九八一年公司法或百慕達任何適用法例規定本公司下屆股東週年大會須予

普通決議案予以撤銷，改動或修訂本決議案所授予董事會權力之日。」

零一年十月十六日以書面決議案通過之第3項普通決議案所授予董事以行使公司股本中之股份之一般授權（但不影響於本決議案生效當日前行使上述授

條件批准董事於有關期間（按下文之定義）內行使本公司之一切權力以配發、值0.01港元之額外股份，以及作出或授予將須或可能須行使此等權力方可作股權（包括債券、認股權證、公司債券、票據及附有權利認購或轉換本公司股

於有關期間（按下文之定義）內作出或授予將須或可能須於有關期間結束後售股建議、協議及購股權（包括債券、認股權證、公司債券、票據及附有權利券）；

配發或有條件或無條件同意配發（不論是否依據購股權）之股本面值總額不本決議案通過之日本公司已發行股本面值總額；及(2)根據或就召開本大會之可能發行之紅股面值，惟依據(i)配售新股（按下文之定義）；或(ii)授出或行使納之任何其他購股權計劃或類似安排而向本公司及／或其任何附屬公司之行出認購本公司股份之權利；或(iii)任何根據本公司之公司細則配發股份以代替股之以股代息或類似安排；或(iv)根據任何認股權證、債券、公司債券、票據公司股份之任何證券之條款，因行使任何認購權或換股權而發行本公司股份受此數額限制；及

之時起至下列最早日期之期間：

結束時；

一九八一年公司法或百慕達任何適用法例規定本公司下屆股東週年大會須予

普通決議案予以撤銷，改動或修訂本決議案所授予董事會權力之日；

間內，向於指定記錄日期名列本公司股東名冊內持有股份或本公司任何類別之比例提呈發售本公司股本中之股份或提呈發行認股權證、購股權或其他有，惟董事會可就零碎股權，經考慮本公司適用之任何司法權區之任何法律限之限制或責任之存在或範疇時所涉及之費用或延誤，或本公司適用之任何地券交易所之規定後認為必要或權宜之情況下，取消有關權利或作出其他安排。」

(B)及4(C)項普通決議案獲通過後，延續根據召開本大會通告所載之第4(C)項決股份及作出或授予可能須行使此等權力方可作出或授予之售股建議、協議及根據召開本大會通告所載之第4(B)項普通決議案所授出之權力購回本公司之兩項總和之10%：(i)上述決議案獲通過之日本公司已發行股本之面值；及(ii)A)項普通決議案可能發行之紅股面值。」

承董事會命
羅偉明
公司秘書

多位代表出席及代其投票。受任代表毋須為本公司之股東。

大會，並於會上投票。

件（如有），或經證明之授權書或授權文件副本，最遲須於大會指定召開時間四十八小時前香港皇后大道中...號...中心1801-1804室），方為有效。

股東週年大會，本公司將於二零零二年五月二十一日星期二至二零零二年五月二十三日星期辦理任何股份過戶登記。為確定有權出席大會並於會上投票之股東之身分，任戶登記處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓，則應於二

ÆON

ÆON 集團

LIMITED

香港聯合交易所有限公司（「聯交所」）對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CASH

CELESTIAL ASIA SECURITIES HOLDINGS LIMITED

時富投資集團有限公司*

（於百慕達註冊成立之有限公司）

股東特別大會之結果
及
股份合併及削減股本之時間表

董事欣然公佈有關股份合併及削減股本建議之特別決議案已於本公司在二零零二年四月二十五日舉行之股東特別大會上通過。

茲Celestial Asia Securities Holdings Limited（時富投資集團有限公司）（「本公司」）於二零零二年三月十五日之公佈及二零零二年四月二日之通函（「該通函」），董事欣然公佈有關股份合併及削減股本建議之特別決議案已於本公司在二零零二年四月二十五日舉行之股東特別大會上獲股東通過。除文義另有所指外，本公佈所用詞彙與該通函所界定者具相同涵義。

股份合併及削減股本之時間表

| | 二零零二年 |
|---|---|
| 股份合併及削減股本之生效日期 | 四月二十六日星期五上午九時三十分 |
| 買賣每手2,000股現有股份之原有櫃枱暫時關閉 | 四月二十六日星期五 |
| 開設買賣每手100股削減面值股份（以現有股票形式）之臨時櫃枱 | 四月二十六日星期五上午九時三十分 |
| 免費換領削減面值股份之股票之首日 | 四月二十六日星期五 |
| 買賣每手2,000股削減面值股份（以新股票形式）之原有櫃枱再次開放 | 五月十三日星期一上午九時三十分 |
| 削減面值股份之並行買賣開始 | 五月十三日星期一上午九時三十分 |
| 買賣每手100股削減面值股份之臨時櫃枱關閉 | 六月四日星期二下午四時正 |
| 削減面值股份之並行買賣結束 | 六月四日星期二下午四時正 |
| 遞交現有股份之股票以免費換領削減面值股份之股票之最後日期 | 六月七日星期五 |

承董事會命
執行董事
郭愛娟

香港，二零零二年四月二十五日

* 僅供識別



YEW SANG HONG (HOLDINGS) LIMITED
耀生行（集團）有限公司*
（於開曼群島註冊成立之有限公司）

公佈

耀生行（集團）有限公司（「本公司」）董事會宣佈韓明光先生已被委任為本公司之執行董事，由二零零二年四月二十五日起生效。

董事會謹此歡迎韓明光先生加入本公司董事會。

承董事會命
耀生行（集團）有限公司
鄭鋼生
主席

二零零二年四月二十五日
* 僅供識別

| | | |
|---|---|---|
| | 傳真 | ：0701－3777013 |
| | 電子信箱 | ：jccl@jxcc.com |
| 4 | 公司註冊及辦公地址 | ：江西省貴溪市冶金大道15號 |
| | 公司國際互聯網址 | ：http://www.jxcc.com |
| 5 | 公司信息披露報紙名稱 | ：《中國證券報》、《香港經濟日報》、《Hong Kong iMail》（英文報） |
| 6 | 股票上市地點(A股/H股) | ：上海證券交易所/香港聯交所（第二上市地：倫敦證券交易所） |
| | 股票代碼(A股/H股) | ：600362 / 0358 |
| | 股票簡稱(A股/H股) | ：江西銅業 |

## 二、股本變動及主要股東持股情況

**1、股本變動情況：**

報告期內，本公司股份總數未發生變動。2001年12月21日本公司發行的23000萬A股，於2002年1月11日在上海證券交易所掛牌上市流通，因此報告期內的股本結構發生變化。股本結構變化情況如下：

| | 變動前(股) | 變動後(股) |
|---|---|---|
| 一、未上市流通股份 | | |
| 1、發起人股份 | | |
| 其中：境內國有法人股 | 1,275,556,200 | 1,275,556,200 |
| 境內其他法人股份 | 2,000,000 | 2,000,000 |
| 境外法人持有股份 | － | － |
| 其他 | － | － |
| 2、已發行未上市A股 | 230,000,000 | － |
| 3、內部職工股 | － | － |
| 4、優先股或其他 | － | － |
| 未上市股份合計 | 1,507,556,200 | 1,277,556,200 |
| 二、已上市股份 | － | － |
| 1、人民幣普通股 | － | 230,000,000 |
| 2、境內上市外資股 | － | － |
| 3、境外上市外資股 | 1,156,482,000 | 1,156,482,000 |
| 上市股份合計 | 1,156,482,000 | 1,386,482,000 |
| 三、股份總數 | 2,664,038,200 | 2,664,038,200 |

**2、股東持股情況：**

於2002年3月31日，持有本公司股票的股東總數為72,428名，其中，H股股東人數為4,052名，A股股東人數為68,376名。持有本公司股份前十名的主要股東情況如下：

| 股東名稱 | 持股數(股) | 持股比例(%) | 性質 |
|---|---|---|---|
| 1 江西銅業公司 | 1,275,556,200 | 47.881 | 國有法人股 |
| 2 HKSCC NOMINEES LIMITED | 1,132,245,000 | 42.501 | H股 |
| 其中：國際銅業 | 500,000,000 | 18.768 | H股(發起人) |
| 3 科瑞基金 | 5,427,100 | 0.204 | A股 |
| 4 科翔基金 | 2,602,500 | 0.098 | A股 |
| 5 郭觀送 | 1,420,000 | 0.053 | A股 |
| 6 蘇證投資 | 1,200,000 | 0.045 | A股 |
| 7 SONG ZHEN YUAN | 1,095,000 | 0.041 | H股 |
| 8 翁延 | 1,000,000 | 0.038 | A股 |
| 9 深圳寶恒(集團)股份公司 | 1,000,000 | 0.038 | 法人股 |
| 10 HSBC NOMINEES (HONG KONG) LIMITED | 912,000 | 0.034 | H股 |

註：
(1) 除H股股東外，持有本公司5%以上股份的股東其持股數量並無變化。
(2) 除江西銅業公司外，本公司並不知悉持有本公司股份的其他前十名股東之間有無關聯關係。
(3) 國際銅業通過HKSCC NOMINEES LIMITED持有本公司5億股(H股)，佔總股本的18.768%。該等股份於1997年上市日全部抵押給中國銀行(香港)有限公司。除此以外，持有本公司5%以上股份的其他股東其所持股份沒有抵押或凍結情況。

## 三、經營情況的回顧與展望

**(一) 經營回顧**

雖然本季度倫敦金屬交易所(LME)及上海金屬期貨交易所(SHFE)三個月期貨銅價格分別比2001年第4季度價格回升了9.1%和7.8%，但與上年同期比，均有11.1%的下跌。與上年同期比，本公司報告期內陰極銅銷售價格下跌12.4%。受產品銷售價格影響，本公司報告期內的主營業務收入被減少6,718萬元。但本公司通過加強生產管理，陰極銅產量(含加工)同期比增加3,337噸，增長6.2%，達57,414噸；德興銅礦報告期內的實際日均處理能力已達9.46萬噸(設計能力為9萬噸/日)；銅金屬回收率同期比也有提高。效率的提高，進一步降低了陰極銅成本，消化了部分價格下跌損失，使報告期內主營業務利潤僅比上年同期減少1,287萬元。

**(二) 主要投資情況**

1、募集資金投資情況

(1) 報告期內，支付19,380.70萬元現金及承擔銀行債務8,287.76萬元，收購武山銅礦等額資產27,668.46萬元(包括採礦權2026.16萬元)。於報告期內，武山銅礦生產銅精礦含銅2236噸，銅精礦含金36公斤，含銀3335公斤，分別比上年同期增長20.5%；15.4%和32.9%。為本公司提供新增利潤約390萬元。

(2) 報告期內，投資12,828萬元用於貴冶三期工程建設。

以上募集資金投資項目與本公司發行A股招股書披露的募集資金投資項目相符。

2、非募集資金投資情況

除2001年度報告已公告外，報告期內，本公司還投資5411萬元，繼續用於德興銅礦9萬噸/日工程掃尾項目。該工程已累計完成投資總額的83.5%。

**(三) 經營成果及財務狀況簡要分析**

1、經營成果分析

(1) 業績分析

| 項目 | 2002年1-3月 人民幣千元 未經審計 | 2001年1-3月 人民幣千元 未經審計 | 減少 % |
|---|---|---|---|
| 主營業務收入 | 779,125 | 890,707 | 12.5 |
| 主營業務利潤 | 129,235 | 142,108 | 9.1 |
| 淨利潤 | 33,158 | 51,362 | 35.4 |

| | | | | | |
|---|---|---|---|---|---|
| 補貼收入 | － | － | 98 | 0.0 | － |
| 營業外收支淨額 | (4,399) | (13.3) | (23,249) | (7.7) | 72.7 |
| 利潤總額 | 33,191 | 100 | 301,659 | 100 | － |

附註：由於報告期內期間費用及營業外收支淨額增加，減少了利潤總額，從而使主營業務利潤佔利潤總額的比例、期間費用佔利潤總額的比例、營業外收支淨額佔利潤總額的比例有較大的上升。

2、財務狀況分析

| 項目 | 於2002年3月31日 金額 人民幣千元 未經審計 | 佔總資產 % | 於2001年12月31日 金額 人民幣千元 已審計 | 佔總資產 % | 佔總資產增(減) % |
|---|---|---|---|---|---|
| 總資產 | 8,684,524 | | 8,460,149 | 100 | － |
| 其中：貨幣資金 | 447,214 | 5.1 | 683,328 | 8.1 | (37.0) |
| 應收帳款 | 229,602 | 2.6 | 177,743 | 2.1 | 23.8 |
| 存貨 | 1,502,017 | 17.3 | 1,576,282 | 18.6 | (7.0) |
| 在建工程 | 892,201 | 10.3 | 664,541 | 7.9 | (30.4) |

附註：貨幣資金減少的主要原因是上年末存於銀行的發行A股募集資金於報告期內用作貴冶三期工程建設投資及收購武山銅礦等用途；應收帳款增加是因為本公司於報告期末有部分客戶的回籠貨款正處於在途狀態；在建工程增加主要是報告期內繼續投資貴冶三期工程、德興銅礦9萬噸達產項目及對其他生產維簡等工程投資所致。

**(四) 或有事項與期後事項**

1、儘管一季度銅價比上年四季度有所上升，銅價總體趨勢處於回升階段，但由於本公司貴溪冶煉廠將於2002年度4月1日起，為貴冶三期35至40萬噸的擴建項目的主體工程與老系統進行安裝對接，貴溪冶煉廠將停爐60天，本公司亦將借此機會，安排一個月的工藝設備檢修工作(以前為每年停爐檢修一次，現改進為3年只停爐兩次進行檢修)，本公司預計上半年銅、黃金、白銀等主要產品產量會受到一定程度的影響，對第二季度的淨利潤也會構成一定的影響。因此，本公司目前不能判斷2002年中期淨利潤能否達到上年同期的50%。本公司提醒投資者注意投資風險。

2、本報告期內無重大訴訟、仲裁事項。

3、本報告期內無擔保事項發生。

4、本報告期內無重大資產負債表日後事項。

**(五) 第二季度工作重點**

於2002年第2季度，本公司主要工作是抓好貴冶三期工程建設，保證工程質量及工程進度，同時做好老系統的工藝與設備的檢修工作，並努力縮短檢修期，節約檢修費用。

充分利用中間產品的儲備，抓好除檢修外的其他工藝的生產管理，儘量降低工程建設和檢修等對本公司的產量影響程度。

## 四、財務摘要

**1、簡略的合併利潤表**

| | 2002年1-3月 人民幣千元 未經審計 |
|---|---|
| 主營業務收入 | 779,125 |
| 主營業務利潤 | 129,235 |
| 其他業務利潤 | 577 |
| 期間費用 | (92,222) |
| 投資收益 | － |
| 營業外收支淨額 | (4,399) |
| 所得税 | (18) |
| 少數股東損益 | (15) |
| 淨利潤 | 33,158 |

**2、簡略的合併資產負債表**

| | 於2002年3月31日 人民幣千元 未經審計 | 於2001年12月31日 人民幣千元 已審計 |
|---|---|---|
| 流動資產 | 2,477,103 | 2,646,232 |
| 長期投資 | 5,610 | 5,610 |
| 固定資產淨值 | 6,082,687 | 5,717,071 |
| 無形資產及其他資產 | 119,124 | 91,236 |
| 資產總計 | 8,684,524 | 8,460,149 |
| 流動負債 | 2,002,190 | 1,920,824 |
| 長期負債 | 2,015,668 | 1,965,831 |
| 少數股東權益 | 60,708 | 694 |
| 股東權益 | 4,605,958 | 4,572,800 |
| 負債及股東權益總計 | 8,684,524 | 8,460,149 |

**3、財務附註**

(1) 報告期內，本公司會計估計及會計政策與2001年無重大變化及差異。

(2) 報告期內，本公司財務報表合併範圍與2001年度報告相比，合併了一新設的江西銅業銅材有限公司的財務報表。

## 五、備查文件目錄

在本公司董事會秘書室備有以下備查文件

1、載有董事長親筆簽名的第一季度報告正本；

2、載有法定代表人、財務總監、會計主管人員簽名並蓋章的會計報表；

3、報告期內在中國證監會指定報刊上披露過的所有公司文件正本及公告原稿。

承董事會命
何昌明
董事長

2002年4月25日



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(於中華人民共和國註冊成立的中外合資股份有限公司)*

## 股東週年大會結果及派發股息公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

江西銅業股份有限公司(「本公司」)之股東週年大會已於二零零二年六月十二日在江西省貴溪市冶金大道十五號本公司會議室舉行。出席股東大會的股東(含股東代理人)5人，代表股權數1,379,834,500股，佔公司總股本51.79%(其中外資股股東代表股權數94,188,700股，內資股股東代表股權數1,285,645,800股)，符合《公司法》、《公司章程》及有關法規的規定。大會上以1,379,834,500票贊成、0票反對、0票棄權通過了股東週年大會通告所列載的各項決議案。

1. 通過《二零零一年度董事會報告》。
2. 通過《二零零一年度監事會報告》。
3. 通過《二零零一年度經審核的財務報表及核數師報告》。
4. 通過《二零零一年度利潤分配方案》，其主要內容如下:一

   稅後利潤分配為：提取法定公積金10%，提取公益金10%及提取任意盈餘公積金20%。向全體股東派發截至二零零一年十二月三十一日止財政年度末期股息，每股人民幣0.05元(含稅)。未分配利潤結轉以後年度分配。
5. 接納龍濤先生辭去本公司獨立非執行董事職務及委任康義先生為本公司獨立非執行董事以替代龍濤先生。
6. 授權董事會終止本公司與龍濤先生訂立之服務合同或聘任書，並與康義先生訂立服務合同或聘任書。
7. 接納崔貴生先生辭去本公司執行董事職務及委任梁青先生為本公司執行董事以替代崔貴生先生。
8. 授權董事會終止本公司與崔貴生先生訂立之服務合同或聘任書，並與梁青先生訂立服務合同或聘任書。
9. 續聘滬江德勤會計師事務所及德勤•關黃陳方會計師行為本公司二零零二年度之境內及境外之核數師，並授權董事會釐定其報酬。

本公司派發股息的辦法將如下：-

(1) 根據有關規定及公司章程，H股股東的股息派發按人民幣計算，以港幣支付，其折算公式為：

$$股息折算價 = \frac{股息人民幣額}{股利宣佈前一個公曆星期中國人民銀行每日公布的每一港幣單位平均中間價}$$

就本次股息派發而言，本公司股利宣佈日為二零零二年六月十二日，前一個公曆星期(二零零二年六月三日至二零零二年六月七日)中國人民銀行每日公布的平均中間價為1.00港元兑人民幣1.06052元。以此平均數計算，每股H股股息相當於港幣0.04715元。

(2) 按照本公司章程有關規定，本公司已委任根據委托人條例登記之信託公司中國銀行(香港)信託有限公司作為H股股東收款代理人(「收款代理人」)代表該等股東接收有關H股股東獲派發的股息。H股股利權證及有關支票將由收款代理人簽發並於二零零二年七月五日(即H股股息派發日)，以平郵寄予H股股東。郵誤風險概由收件人承擔。

(3) 內資股股東的股息派發方式及其有關事項將由本公司與中國證券登記公司上海分公司根據有關規定和程序商定，本公司將會在權益登記日前三個交易日公告該等股息的派發辦法及有關事項。

承董事會命
*公司秘書*
**黃東風**

The Standard
18-6-2002
(N27)



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(A sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)*

## ANNOUNCEMENT OF RESULTS OF ANNUAL GENERAL MEETING AND DIVIDEND PAYMENT

The Company and all members of the Board of Directors warrant the truthfulness, accuracy and completeness of the contents of the announcement and severally accept responsibility for any false statement, misleading representation or material omission contained in the announcement.

The annual general meeting of Jiangxi Copper Company Limited ("the Company") was held on 12th June, 2002 at the conference room of the Company at 15 Yejin Avenue, Guixi City, Jiangxi, the People's Republic of China. 5 shareholders (including proxies) attended the meeting, representing equity interests of 1,379,834,500 shares or 51.79% of the total share capital of the Company (of which shareholders of foreign shares represent equity interests of 94,188,700 shares and shareholders of domestic shares represent equity interests of 1,285,645,800 shares). The meeting was held in compliance with the provisions of the Company Law, the Company's Articles of Association and the relevant regulations. All the resolutions set out in the notice of Annual General Meeting were duly passed at the meeting with 1,379,834,500 votes for each resolution, 0 votes against each resolution and 0 abstain votes for each resolution:

1. approval of the report of the Board of Directors for the year of 2001;
2. approval of the report of the Supervisory Committee for the year of 2001;
3. approval of the audited Financial Statements and the auditors' report for the year of 2001;
4. approval of the scheme of profit distribution for the year of 2001, the main contents of which are as follows:

   The appropriation of profits after taxation shall be: transfer 10% to Statutory Surplus Reserve (法定公積金), transfer 10% to Statutory Public Welfare Funds (公益金) and transfer 20% to Discretionary Surplus Reserves (任意盈餘公積金). A final dividend of RMB0.05 (inclusive of tax) per share for the year ended 31st December, 2001 be distributed to all shareholders. The undistributed profit of the Group is carried forward to the following year for distribution.
5. acceptance of the resignation of Mr. LONG Tao (龍濤) and the election of Mr. KANG Yi (康義) as an independent non-executive director of the Company to replace Mr. LONG Tao (龍濤);
6. authorisation to the Board of Directors to terminate the Company's service contract or letter of appointment with Mr. LONG Tao (龍濤) and enter into service contract or letter of appointment with Mr. KANG Yi (康義);
7. acceptance of the resignation of Mr. CUI Guisheng (崔貴生) and the election of Mr. LIANG Qing (梁青) as an executive director of the Company to replace Mr. CUI Guisheng (崔貴生);
8. authorisation to the Board of Directors to terminate the Company's service contract or letter of appointment with Mr. CUI Guisheng (崔貴生) and enter into service contract or letter of appointment with Mr. LIANG Qing (梁青);
9. re-appointment of Deloitte Touche Tohmatsu Shanghai Certified Public Accountants Ltd. and Deloitte Touche Tohmatsu as the Company's PRC and international auditors for the year of 2002 and authorise the Board of Directors to determine their remunerations.

The method of payment of the dividend by the Company will be as follows:

(1) In accordance with the relevant regulations and the Articles of Association of the Company, dividend payable to the holders of H shares shall be calculated in Renminbi and paid in Hong Kong dollars. The following conversion formula shall apply:

$$\text{Dividend in foreign currency} = \frac{\text{Dividend in Renminbi}}{\text{Average mean Hong Kong Dollar price published daily by The People's Bank of China over a period of one calendar week prior to the announcement of the dividend}}$$

For the purpose of the abovementioned final dividend, the date of announcement is 12th June, 2002. The average mean price of one Hong Kong dollar published daily by The People's Bank of China over a period of one calendar week prior to the announcement of the dividend (3rd June, 2002 to 7th June, 2002) is RMB1.06052. Applying that average to the above formula, the dividend for each H Share is HK$0.04715.

(2) Pursuant to the Articles of Association of the Company, the Company has appointed Bank of China (Hong Kong) Trustees Limited ("Receiving Agent"), which is registered as a trust company under the Trustee Ordinance of Hong Kong, to receive on behalf of H share shareholders' dividend declared in respect of H shares of the Company. The dividend warrants of H shares together with the cheques will be issued by the Receiving Agent and will be posted by ordinary mail to holders of H shares at their own risk on 5th July, 2002 (i.e. the date of distribution of dividend in respect of H shares of the Company).

(3) The method of payment of dividend and its related matters in respect holders of domestic shares will be determined by consultation with China Securities Clearing and Registration Company, Shanghai Branch in accordance with the relevant provisions and procedures. The Company will announce the method of payment of dividend and its related matters 3 trading days before the entitlement registration date.

By Order of the Board
**HUANG Dongfeng**
*Company Secretary*

Jiangxi, PRC, 12th June, 2002.

# Listed Companies Information



JIANGXI COPPER<00358> - Results Announcement (Summary)

Jiangxi Copper Company Limited announced on 20/8/2002:
(stock code: 358)
Year end date: 31/12/2002
Currency: RMB
Auditors' Report: N/A
Review of Interim Report by: Audit Committee

| | | (Unaudited) Current Period from 1/1/2002 to 30/6/2002 ('000) | (Unaudited) Last Corresponding Period from 1/1/2001 to 30/6/2001 ('000) |
|---|---|---|---|
| Turnover | : | 1,561,675 | 1,860,697 |
| Profit/(Loss) from Operations | : | 161,022 | 217,135 |
| Finance cost | : | (73,182) | (85,455) |
| Share of Profit/(Loss) of Associates | : | - | - |
| Share of Profit/(Loss) of Jointly Controlled Entities | : | - | - |
| Profit/(Loss) after Tax & MI | : | 72,780 | 131,556 |
| % Change over Last Period | : | -44.7% | |
| EPS/(LPS)-Basic | : | RMB0.0273 | RMB0.0540 |
| -Diluted | : | N/A | N/A |
| Extraordinary (ETD) Gain/(Loss) | : | - | - |
| Profit/(Loss) after ETD Items | : | 72,780 | 131,556 |
| Interim Dividend per H Share | : | NIL | NIL |
| (Specify if with other options) | : | - | - |
| B/C Dates for Interim Dividend | : | N/A | |
| Payable Date | : | N/A | |
| B/C Dates for (-) General Meeting | : | N/A | |
| Other Distribution for Current Period | : | N/A | |
| B/C Dates for Other Distribution | : | N/A | |



# 江西銅業股份有限公司
# JIANGXI COPPER COMPANY LIMITED

*(在中華人民共和國註冊成立的中外合資股份有限公司)*

## 二零零二年中期業績報告摘要

**重要提示**

江西銅業股份有限公司(「本公司」)董事會及董事保證本中期業績報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

本中期業績報告經本公司董事會審議通過。本公司董事威懷英女士、劉新熙先生及孫傳堯先生已授權其他代為出席並表決。

本中期業績報告摘要的目的僅是為本公司公眾提供本公司上半年的簡要情況，報告全文同時登載於上海證券交易所網站：http://www.sse.com.cn、香港聯合交易所網站：http://www.hkex.com.hk與倫敦證券交易所電子交易系統。投資者欲在作出重大決策之前，應當仔細閱讀中期業績報告全文。

本公司中期業績報告未經審核。

### 主要財務數據和指標

**(一) 按國際會計準則編制的未經審核的財務數據和指標**

**業績摘要**

| | 截至六月三十日止六個月 二零零二年 人民幣千元 | 二零零一年 人民幣千元 |
|---|---|---|
| 營業額 | 1,561,675 | 1,860,697 |
| 除稅前溢利 | 87,840 | 131,680 |
| 本期溢利 | 72,780 | 131,556 |
| 每股基本盈利 | 0.0273元 | 0.0540元 |

**資產摘要**

| | 二零零二年六月三十日 人民幣千元 | 二零零一年十二月三十一日 人民幣千元 |
|---|---|---|
| 總資產 | 8,602,772 | 8,470,761 |
| 總負債 | 3,896,542 | 3,764,065 |
| 少數股東權益 | 60,650 | 694 |
| 淨資產 | 4,645,580 | 4,706,002 |
| 每股淨資產 | 1.744元 | 1.766元 |

**(二) 按中國會計準則及規定編制的未經審核的財務數據和指標**

| | 截至六月三十日止六個月 二零零二年 人民幣千元 | 二零零一年 人民幣千元 |
|---|---|---|
| 淨利潤 | 72,280 | 131,556 |
| 扣除非經常性損益後的淨利潤 | 79,453 | 108,695 |
| 每股收益 | 0.0271元 | 0.0540元 |
| 每股經營活動產生的現金流量淨額 | 0.150元 | 0.178元 |
| 淨資產收益率(攤薄) | 1.56% | 3.26% |
| 扣除非經常性損益後的淨資產收益率(加權) | 1.73% | 2.74% |

| | 二零零二年六月三十日 人民幣千元 | 二零零一年十二月三十一日 人民幣千元 |
|---|---|---|
| 股東權益(不含少數股東權益) | 4,645,080 | 4,572,800 |

(i) 加工銅銷售量增加26,335噸，增加營業額約人民幣86,037千元，而自營陰極銅銷售減少23,763噸，減少營業額約人民幣349,200千元，兩項合計減少營業額約人民幣263,163千元；

(ii) 銅價下跌及其他產品價格相互影響，減少營業額約人民幣93,155千元；

(iii) 其他產品銷售及結構變化，增加營業額大約人民幣57,296千元。

本公司營業額按產品所處行業分類構成情況

| | 營業額 人民幣千元 (未經審核) | 佔營業額百分比 % | 銷售及服務成本 人民幣千元 (未經審核) | 毛利率 % |
|---|---|---|---|---|
| 有色金屬產品 | 1,135,372 | 72.7 | 1,050,319 | 7.5 |
| 貴金屬 | 334,825 | 21.4 | 148,316 | 55.7 |
| 化工產品 | 91,478 | 5.9 | 83,310 | 8.9 |
| 合計 | 1,561,675 | 100 | 1,281,945 | 17.9 |

**本期溢利**

報告期內本公司實現本期溢利為人民幣72,780千元，比上年同期減少人民幣58,776千元(或減少44.7%)，主要是由於：

(i) 銷售量及銷售結構變化，使本公司本期溢利增加大約人民幣2,490千元。

截至二零零二年六月三十日止六個月期間本公司銷量情況如下表：

| 項目 | 銷售量 二零零二年 | 二零零一年 | 增(減) | 增(減)% |
|---|---|---|---|---|
| 陰極銅(噸) | 72,128 | 95,896 | (23,768) | (24.8) |
| 加工銅(噸) | 35,042 | 8,707 | 26,335 | 302.5 |
| 合計 | 107,170 | 104,603 | 2,567 | 2.5 |
| 黃金(公斤) | 3,215 | 3,408 | (193) | (5.7) |
| 白銀(公斤) | 55,520 | 61,864 | (6,344) | (10.3) |
| 硫酸(噸) | 288,002 | 388,982 | (100,980) | (26.0) |
| 硫精礦(噸) | 576,950 | 371,564 | 205,386 | 55.3 |

(ii) 世界經濟增長不穩定，國內外銅價及加工費與上年同期相比大幅下跌，但由於黃金、白銀價格有較大幅度上漲，緩解了部分銅價下跌影響。價格因素使本公司本期溢利減少大約人民幣93,155千元。

儘管全球銅價接續上年十一月份以來的反彈趨勢，本年度頭六個月的價格呈現緩慢回升態勢，但與去年同期相比，國內外銅價依然處於低迷時期。倫敦金屬交易所(LME)上半年價格較上年同期下跌大約7.0%；上海金屬期貨交易所(SHFE)上半年價格較上年同期下跌大約9.5%。

於報告期內，本公司陰極銅平均售價為人民幣15,522元/噸(含稅)，比上海金屬期貨交易所的本年度頭六個月的月平均結算價高出人民幣102元/噸，但比本公司上年同期實際平均售價下降人民幣1,668元/噸，下跌大約9.7%。

截至二零零二年六月三十日止六個月期間本公司各產品平均銷售價格情況如下表：

| 項目 | 平均銷售價格(不含稅) 二零零二年 | 二零零一年 | 增(減) | 增(減)% |
|---|---|---|---|---|
| 陰極銅(人民幣元/噸) | 13,267 | 14,692 | (1,425) | (9.7) |
| 加工銅(人民幣元/噸) | 2,635 | 3,267 | (632) | (19.3) |
| 黃金(人民幣元/公斤) | 79,283 | 72,238 | 7,045 | 9.8 |
| 白銀(人民幣元/公斤) | 1,177 | 1,023 | 154 | 15.1 |
| 硫酸(人民幣元/噸) | 199 | 193 | 6 | 3.1 |

**(四) 下半年經營計劃**

展望下半年，受美國資本市場誠信困擾和世界經濟增長不確定因素影響，期待下半年銅市隨經濟復甦而可能展開攀升並走出低位的銅價行情難以樂觀，預期下半年國內外銅價仍將在低位震蕩盤整。因此下半年銅價壓力將會繼續傳動到本公司的生產經營上。為此，本公司下半年將採取以下幾項措施，盡力防範和化解銅價風險：

1. 精心組織生產，提高作業效率，降低成本，節約費用，全面完成今年的生產經營計劃和任務。
2. 抓緊貴冶三期技術改造工程建設，嚴格控制建設周期、工程質量和工程概算，確保年底主體工程基本建成，為爭取明年按30萬噸組織生產，積極做好相應的生產組織和原料保證準備。
3. 進一步增加金、銀等邊際貢獻較高之副產品產銷量。
4. 努力搞好營銷工作，利用套期保值工具，爭取獲得更大利益。
5. 加強採購、庫存及財務管理信息系統建設，進一步壓縮輔助材料及備件的庫存佔用，降低採購成本，提高資金使用效率，同時充分利用現代金融工具，加大票據融資業務，降低財務費用，並儘量多償還短期債務，增加已有銀行授信的長期借款，流動比率將會得到改善。
6. 進一步研究本公司發展戰略，提高產品的附加值，全面提升公司的質素。

### 重要事項

**(一) 中期股息**

董事會建議不派發截至二零零二年六月三十日止六個月之中期股息。於去年同期亦沒有派發中期股息。

**(二) 報告期內實施利潤分配方案執行情況**

經二零零二年六月十二日本公司股東周年大會批准「以二零零一年末總股本2,664,038,200股為基數，向全體股東每股派發現金紅利0.05元人民幣(A股含稅)；資本公積金不轉增股本」的利潤分配決議。該決議公告刊登於二零零二年六月十三日的《中國證券報》、《香港經濟日報》及《The Standard》，股息已於二零零二年七月五日按公告內容與要求全部派發予本公司全體股東。

**(三) 於報告期末，本公司沒有任何重大訴訟、仲裁事項。**

**(四) 於報告期末，本公司除收購武山銅礦外，沒有任何重大收購、出售或處置事項。**

**(五) 重大合同及履行情況**

1. 於報告期末，本公司除以往公告外，無重大託管、承包、租賃其他公司資產或其他公司託管、承包、租賃公司資產事項。
2. 於報告期末，本公司無對外擔保合同。
3. 於報告期末，本公司無重大委託理財合同。
4. 於報告期末，本公司未在金融機構或非金融機構存有委託存款，也沒有發生所存放的定期存款到期末不能收回的情況。

**(六) 統一所得稅及地方稅務優惠**

根據江西省稅務局於二零零一年四月十六日所發出之通知，本公司(位於中國中西部地區)可從二零零二年至二零零四年的三年內減免統一所得稅率33%的50%。

**(七) 獨立審核委員會**

二零零二年八月十四日，本公司獨立審核委員會召開會議，審閱並通過了本公司截至二零零二年六月三十日止六個月的財務報告及中期業績報告，同時檢查了本公司的內部監控制度，並認為本公司的內部控制制度是有效與安全的。

**(八) 最佳應用守則**

並無任何本公司董事知悉任何資料，足以合理地指出本公司現時或於本期間內的任何時間並未遵守香港聯合交易所有限公司證券上市規則附錄十四的最佳應用守則。

**(九) 購買、出售、或贖回本公司之上市證券**

本公司於二零零二年六月三十日止六個月期間內並無購買、出售、贖回或註銷本公司上市之證券。

| | 二零零二年六月三十日 | 二零零一年十二月三十一日 |
|---|---|---|
| | 人民幣千元 | 人民幣千元 |
| 股東權益(不含少數股東權益) | 4,645,080 | 4,572,800 |
| 每股淨資產 | 1.744元 | 1.716元 |
| 調整後每股淨資產 | 1.711元 | 1.707元 |

註：扣除非經常性損益的項目涉及的金額

| 項目 | 截至六月三十日止六個月 二零零二年 | 二零零一年 |
|---|---|---|
| | 人民幣千元 | 人民幣千元 |
| 1. 補貼收入 | — | 98 |
| 2. 處置固定資產(虧損)收益 | (7,173) | 2,471 |
| 3. 會計估計變更增加利潤總額 | — | 20,292 |
| 4. 非經常性損益對所得稅的影響數 | — | — |

(三) 按國際會計準則與中國會計準則及規定計算差異

本公司按中國會計準則及規定編制的財務報告不同於按國際會計準則而編制的財務報告。於二零零二年六月三十日，按中國會計準則及規定編制的財務報表本期淨利潤為人民幣72,280千元及淨資產為人民幣4,645,080千元，按國際會計準則對本期淨利潤和淨資產的主要調整如下：

| | 二零零二年一月一日至六月三十日止期間 淨利潤 | 二零零二年六月三十日 淨資產 |
|---|---|---|
| | 人民幣千元 | 人民幣千元 |
| 根據中國會計準則及規定編制財務報表金額 | 72,280 | 4,645,080 |
| 按國際會計準則調整： | | |
| －按國際會計準則記入損益的短期債權投資的利息收入 | 500 | 500 |
| 按國際會計準則編制財務報表金額 | 72,780 | 4,645,580 |

按國際會計準則與按中國會計準則及規定在帳目分類上有差異，因此根據兩種會計準則編制的簡略財務報告有一些項目出現差異。

## 管理層討論與分析

### 經營回顧

1. 經營情況及經營成果討論與分析

(1) 產品產量

雖晉本公司於報告期內因貴冶三期技術改造主體工程新老系統安裝與對接及進行三年兩次的停爐檢修，使產量受到一定影響。但由於公司精心組織生產，確保了粗煉系統停產六十天、精煉系統只停產二十天即恢復生產的粗銅供應，使公司主要產品產量實際完成情況超過董事會年初預期，並基本接近了上年同期水平或略有下降。上半年，包括銅選礦回收率、冶煉回收率及電力消耗等在內的多項經濟技術指標也好於往年。

截至二零零二年六月三十日止六個月期間本公司產量情況如下表：

| 項目 | 產量 二零零二年 | 二零零一年 | 增(減) | 增(減)% |
|---|---|---|---|---|
| 陰極銅(噸) | 70,966 | 102,832 | (31,866) | (31.0) |
| 加工銅(噸) | 35,042 | 8,707 | 26,335 | 302.5 |
| 合計 | 106,008 | 111,539 | (5,531) | (5.0) |
| 黃金(公斤) | 3,215 | 3,408 | (193) | (5.7) |
| 白銀(公斤) | 55,520 | 57,496 | (1,976) | (3.4) |
| 硫酸(噸) | 281,882 | 408,829 | (126,947) | (31.0) |
| 硫精礦(噸) | 387,449 | 380,604 | 6,845 | 1.8 |

(2) 經營業績

截至二零零二年六月三十日止六個月期間，按國際會計準則編制的本公司營業額為人民幣1,561,675千元，與上年同期人民幣1,860,697千元相比，減少人民幣299,022千元(或減少16.1%)；實現毛利為人民幣279,730千元，與上年同期人民幣308,054千元相比，減少人民幣28,324千元(或減少9.2%)；實現本期溢利為人民幣72,780千元，比上年同期減少人民幣58,776千元(或減少44.7%)。

按中國會計準則及規定編制的淨利潤為人民幣72,280千元，與上年同期人民幣131,556千元相比，減少人民幣59,276千元(或減少45.1%)。

(3) 經營業績討論與分析(相關會計數據摘自按國際會計準則編制的簡略中期財務報告)

營業額

報告期內本公司實現營業額為人民幣1,561,675千元，比上年同期減少人民幣299,022千元(或減少16.1%)；主要原因有：

| | | | | |
|---|---|---|---|---|
| 陰極銅(人民幣元/噸) | 13,267 | 14,692 | (1,425) | (9.7) |
| 加工銅(人民幣元/噸) | 2,635 | 3,267 | (632) | (19.3) |
| 黃金(人民幣元/公斤) | 79,283 | 72,238 | 7,045 | 9.8 |
| 白銀(人民幣元/公斤) | 1,177 | 1,023 | 154 | 15.1 |
| 硫酸(人民幣元/噸) | 199 | 193 | 6 | 3.1 |
| 硫精礦(人民幣元/噸) | 56 | 58 | (2) | (3.4) |

(iii) 於報告期內本公司繼續強化成本控制，陰極銅單位成本較上年同期下降7.1%。本公司各產品銷售單位成本下降，增加本期溢利大約人民幣63,130千元。

(iv) 於報告期內期間費用(管理費用、財務費用、銷售費用)較上年同期增加，減少本期溢利大約人民幣6,406千元。

(v) 於報告期內，稅務部門尚未對本公司獲得的國產設備投資額40%可予抵免新增所得稅進行清算，本公司暫按應課稅溢利的16.5%計提了所得稅稅項，因此減少本期溢利大約人民幣14,986千元。

(vi) 其他項目減少本期溢利大約人民幣9,849千元。

2. 財務狀況討論與分析

(i) 資產與股東權益變化

於二零零二年六月三十日，本公司資產總額為人民幣8,602,772千元，與上年年末8,470,761千元相比增加人民幣132,011千元(或增加1.6%)。增加的主要原因是報告期內增加貴冶三期工程投資及收購了武山銅礦。

於二零零二年六月三十日，本集團股本及儲備為人民幣4,645,580千元，與上年年末人民幣4,706,002千元相比減少人民幣60,422千元(或減少1.3%)。減少的原因是報告期內實現本期溢利及從上年儲備中轉出應付股息人民幣133,202千元所致。

於二零零二年六月三十日，本公司資產負債率為45.3%，與上年末的44.4%相比，輕微增加0.9個百分點。

(ii) 營運資金變化

於二零零二年六月三十日，本公司營運資金為人民幣9,590千元，與上年末相比，營運資金減少大約人民幣758,392千元，流動比率由上年末的1.41：1降低至報告期末的1：1。

營運資金減少是由於(1)上年末以流動資產存放方式的募股資金於報告期內基本被用於投資(具體參見「(三)投資情況 1.募集資金投資情況」)；(2)一年內到期債務增加；(3)本公司有計劃安排和適度利用短期借貸資金，以達到減少利息支出效果；(4)報告期內從上年儲備中撥出股息人民幣133,202千元，該等股息已於二零零二年七月五日分配予全體股東。

(iii) 現金流量

截至二零零二年六月三十日止六個月期間，本公司經營性現金流入量為人民幣399,909千元；投資活動產生的現金淨流出為人民幣774,666千元；籌集融資活動產生的現金淨流入為大約人民幣5,089千元；由於對貴冶三期技術改造擴建工程及收購武山銅礦對資金的需求，報告期內本公司現金及現金等價物淨減少人民幣369,668千元。

(iv) 財務管理

於報告期內，本公司憑藉良好的商業信譽，及時利用現代金融工具，加大票據融資業務，降低了融資成本。

於報告期內，本公司透過清倉查庫，盤活資產，降低輔助材料及備件庫存等大約人民幣80,000千元，加速了資金周轉，提高了營運資金效率。

(三) 投資情況

1. 募集資金投資情況

於二零零一年十二月二十一日，經中國證監會核准，本公司向國內投資者發行了23,000萬A股，獲得募股資金淨額大約人民幣49,485萬元及凍結資金利息收入人民幣1,094萬元。

於報告期內，本公司實際已使用該等募集資金人民幣45,776萬元用於以下項目，剩餘人民幣4,803萬元將主要用於富家塢銅礦開發項目。

(1) 用於收購武山銅礦項目

於報告期內，本公司用募股資金支付現金人民幣19,380.70萬元及承擔債務人民幣8,287.76萬元用於收購武山銅礦等類資產人民幣27,668.46萬元(包括探礦權人民幣2,026.16萬元)。

於報告期內，武山銅礦生產銅精礦含銅4,507噸，銅精礦含金72公斤，含銀5,989公斤，分別比上年同期增長12.6%；8.7%和減少3.7%。

(2) 用於貴冶三期技術改造工程項目

於報告期末，本公司貴冶三期工程實際累計完成投資人民幣46,136萬元，其中利用募集資金的投資額為人民幣約26,005萬元。目前，包括閃速爐及硫酸系統等部份主體工程的技術改造與安裝已順利完成。

(3) 用於富家塢銅礦區露天開採技術改造項目

於報告期末，本公司累計投資人民幣大約7,264萬元用於該項目的開發，其中募集資金使用款項為人民幣390萬元。

以上募集資金投資項目與本公司發行A股招股借位書的募集資金投資項目相符。

並無任何本公司董事知悉任何資料，足以合理地指出本公司現時或於本期間內的任何時間並未遵守香港聯合交易所有限公司證券上市規則附錄十四的最佳應用守則。

(九) 購買、出售、或贖回本公司之上市證券

本公司於二零零二年六月三十日止六個月期間內並無購買、出售、贖回或註銷本公司上市之證券。

(十) 於香港聯合交易所網站公佈詳細業績公告

本公司根據香港聯合交易所證券上市規則附錄16第46(1)至46(6)段規定而須載列所有資料的詳細業績公告，將於適當時間在聯交所的網站內公佈。

## 財務報告

(一) 本公司截至二零零二年六月三十日止六個月期間，按國際會計準則編制的未經審核的中期業績如下

簡略綜合收益表(按國際會計準則編制)

| | 附註 | 截至六月三十日止六個月 二零零二年 人民幣千元 (未經審核) | 二零零一年 人民幣千元 (未經審核) |
|---|---|---|---|
| 營業額 | 3 | 1,561,675 | 1,860,697 |
| 銷售及服務成本 | | (1,281,945) | (1,552,643) |
| 毛利 | | 279,730 | 308,054 |
| 其他經營收入 | | 18,547 | 29,989 |
| 銷售費用 | | (15,094) | (14,363) |
| 管理費用 | | (107,287) | (89,339) |
| 其他經營費用 | | (14,874) | (17,206) |
| 經營溢利 | | 161,022 | 217,135 |
| 財務費用 | | (73,182) | (85,455) |
| 除稅前溢利 | | 87,840 | 131,680 |
| 稅項 | 5 | (15,033) | (47) |
| 除稅後溢利 | | 72,807 | 131,633 |
| 少數股東權益 | | (27) | (77) |
| 本期溢利 | | 72,780 | 131,556 |
| 股息 | 6 | — | — |
| 每股基本溢利 | 7 | 人民幣0.0273元 | 人民幣0.0540元 |

簡略綜合資產負債表(按國際會計準則編制)

| | 二零零二年六月三十日 人民幣千元 (未經審核) | 二零零一年十二月三十一日 人民幣千元 (經審核) |
|---|---|---|
| 非流動資產 | | |
| 固定資產 | 6,330,397 | 5,725,070 |
| 其他資產 | 108,129 | 89,865 |
| 其他投資 | 5,610 | 5,610 |
| | 6,444,136 | 5,820,545 |
| 流動資產 | | |
| 存貨 | 1,422,589 | 1,576,283 |
| 應收帳款及其他應收款 | 403,309 | 384,677 |
| 預付稅項 | — | 4,693 |
| 有價證券 | 21,346 | 1,235 |
| 抵押銀行結餘 | — | 2,268 |
| 銀行結餘及現金 | 311,392 | 681,060 |
| | 2,158,636 | 2,650,216 |
| 流動負債 | | |
| 應付帳款及其他應付款 | 545,660 | 636,532 |
| 應付股息 | 133,202 | — |
| 應付稅項 | 10,267 | 34 |
| 已收政府補助 | 77,000 | 84,000 |
| 銀行借貸－須於一年內償還 | 1,382,917 | 1,161,668 |
| | 2,149,046 | 1,882,234 |
| 流動資產淨值 | 9,590 | 767,982 |
| | 6,453,726 | 6,588,527 |
| 股本及儲備 | | |
| 股本 | 2,664,038 | 2,664,038 |
| 儲備 | 1,981,542 | 2,041,964 |
| | 4,645,580 | 4,706,002 |
| 少數股東權益 | 60,650 | 694 |
| 非流動負債 | | |
| 銀行借貸－須於一年後償還 | 1,703,520 | 1,836,920 |
| 其他應付款－須於一年後償還 | 43,976 | 44,911 |
| | 1,747,496 | 1,881,831 |
| | 6,453,726 | 6,588,527 |



# 江西銅業股份有限公司
# JIANGXI COPPER COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

## 二零零二年中期業績報告摘要

**簡略綜合股東權益變動表(按國際會計準則編制)**
截至二零零二年六月三十日止六個月期間
(人民幣千元)

| | 股本 | 股份溢價 | 資本公積 | 其他儲備 | 法定公積金 | 法定公益金 | 任意公積金 | 累積溢利 | 總數 |
|---|---|---|---|---|---|---|---|---|---|
| 於二零零一年一月一日 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,902 | 311,856 | 3,923,122 |
| 新發行A股 | 230,000 | 292,100 | — | — | — | — | — | — | 522,100 |
| 發行A股費用 | — | (27,253) | — | — | — | — | — | — | (27,253) |
| 本年度溢利 | — | — | — | — | — | — | — | 312,373 | 312,373 |
| 派發股息－2000年末期 | — | — | — | — | — | — | — | (24,340) | (24,340) |
| 本年度溢利轉入儲備 | — | — | — | — | 30,156 | 30,150 | 60,346 | (120,652) | — |
| 重列 | — | — | — | — | — | (2,167) | 2,167 | — | — |
| 於二零零二年一月一日 | 2,664,038 | 1,281,696 | 70,546 | (92,506) | 82,248 | 62,328 | 158,415 | 479,237 | 4,706,002 |
| 本期間溢利 | — | — | — | — | — | — | — | 72,780 | 72,780 |
| 擬派股息－2001年末期 | — | — | — | — | — | — | — | (133,202) | (133,202) |
| 於二零零二年六月三十日 | 2,664,038 | 1,281,696 | 70,546 | (92,506) | 82,248 | 62,328 | 158,415 | 418,815 | 4,645,580 |
| 於二零零一年一月一日 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,902 | 311,856 | 3,923,122 |
| 本期間溢利 | — | — | — | — | — | — | — | 131,556 | 131,556 |
| 派發股息－2000年末期 | — | — | — | — | — | — | — | (24,340) | (24,340) |
| 本期間溢利轉入儲備 | — | — | — | — | — | — | 59 | (59) | — |
| 於二零零一年六月三十日 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,961 | 419,013 | 4,030,338 |

**簡略綜合現金流量表(按國際會計準則編制)**

| | 截至六月三十日止六個月 二零零二年 人民幣千元 (未經審核) | 二零零一年 人民幣千元 (未經審核) |
|---|---|---|
| 經營業務之現金流入淨額 | 399,909 | 433,456 |
| 投資業務之現金流出淨額 | (774,666) | (263,866) |
| 融資現金流入(流出)淨額 | 5,089 | (245,793) |
| 現金及現金等值項目之淨減少 | (369,668) | (76,203) |
| 期初現金及現金等值項目 | 681,060 | 366,103 |
| 期末現金及現金等值項目 | 311,392 | 289,900 |

**簡略財務報告附註(按國際會計準則編制)**

1. 一般事項

本公司是一間在中國註冊成立的有限責任的中外合資股份有限公司。江西銅業公司是本公司的主要股東。

簡略財務報告乃根據國際會計準則第34號[中期財務報告]編制。資料披露則按照香港聯合交易所有限公司證券上市規則附錄16所編制。

2. 會計政策

本簡略財務報告採用歷史成本常規法編制並符合國際會計準則之規定，並與二零零一年十二月三十一日止財務報告中所使用的政策一致。

3. 分類資料

6. 股息

董事會於二零零二年四月十一日批准向全體股東派發二零零一年末期股息，每股人民幣0.05元(A股含稅)，合計金額約人民幣133,202,000元。

董事會於二零零一年五月三十一日向股東派發二零零零年末期股息，每股人民幣0.01元，合計金額為人民幣24,340,000元。

董事會建議不派發截至二零零二年六月三十日止六個月之中期股息。於去年同期並沒有派發中期股息。

7. 每股基本盈利

每股基本盈利乃根據期內股東應佔溢利約人民幣72,780,000元(二零零一年：人民幣131,556,000元)及期內已發行股份2,664,038,200股(二零零一年：2,434,038,200股)計算。

**(二) 本公司截至二零零二年六月三十日止六個月期間按中國會計準則及規定編制的未經審計的會計報表如下：**

**資產負債表(按中國會計準則及規定編制)**
二零零二年六月三十日

單位:人民幣元

| 資產 | 二零零二年六月三十日 (未經審核) 合併 | 公司 | 二零零一年十二月三十一日 合併 | 公司 |
|---|---|---|---|---|
| 流動資產： | | | | |
| 貨幣資金 | 311,391,734 | 302,004,761 | 683,327,945 | 682,754,028 |
| 短期投資 | 20,846,028 | 20,846,028 | 1,235,053 | 1,235,053 |
| 應收票據 | 32,924,186 | 32,424,186 | 32,970,563 | 31,355,943 |
| 應收股利 | — | 105,588 | — | — |
| 應收利息 | — | — | 10,937,654 | 10,937,654 |
| 應收帳款 | 194,343,767 | 193,957,934 | 177,743,253 | 178,270,442 |
| 其他應收款 | 55,710,677 | 55,745,965 | 42,923,116 | 42,825,368 |
| 預付帳款 | 149,068,589 | 98,478,589 | 112,812,279 | 112,812,279 |
| 存貨 | 1,422,589,442 | 1,422,265,813 | 1,576,282,316 | 1,576,227,466 |
| 待攤費用 | — | — | 8,000,000 | 8,000,000 |
| 流動資產合計 | 2,186,874,423 | 2,125,828,864 | 2,646,232,179 | 2,644,418,233 |
| 長期投資 | | | | |
| 長期股權投資 | 5,610,000 | 96,585,576 | 5,610,000 | 6,650,594 |
| 固定資產： | | | | |
| 固定資產原價 | 10,121,236,309 | 10,121,144,851 | 9,701,846,552 | 9,701,757,594 |
| 減：累計折舊 | 4,727,744,838 | 4,727,664,820 | 4,640,957,581 | 4,640,877,563 |
| 固定資產淨值 | 5,393,491,471 | 5,393,480,031 | 5,060,888,971 | 5,060,880,031 |
| 減：固定資產減值準備 | — | — | 8,359,916 | 8,359,916 |
| 固定資產淨額 | 5,393,491,471 | 5,393,480,031 | 5,052,529,055 | 5,052,520,115 |
| 在建工程 | 867,905,973 | 846,677,118 | 664,541,070 | 664,541,070 |
| 固定資產合計 | 6,261,397,444 | 6,240,157,149 | 5,717,070,125 | 5,717,061,185 |
| 無形資產及其他資產 | | | | |
| 無形資產 | 108,128,844 | 108,128,844 | 89,864,900 | 89,864,900 |
| 長期待攤費用 | 69,344,407 | 69,344,407 | 1,371,495 | 1,371,495 |
| 無形資產及其他資產合計 | 177,473,251 | 177,473,251 | 91,236,395 | 91,236,395 |
| 資產總計 | 8,631,355,118 | 8,640,044,840 | 8,460,148,699 | 8,459,366,407 |
| 流動負債： | | | | |
| 短期借款 | 992,517,060 | 992,517,060 | 989,668,243 | 989,668,243 |

**補充資料**

單位：人民幣元

| 項目 | 合併及公司數 二零零二年一月一日至二零零二年六月三十日 | 二零零一年一月一日至二零零一年六月三十日 |
|---|---|---|
| 1. 補貼收入 | — | 98,359 |
| 2. 處置固定資產(虧損)收益 | (7,173,352) | 2,470,821 |
| 3. 會計估計變更增加利潤總額 | — | 20,292,000 |

**現金流量表(按中國會計準則及規定編制)**
二零零二年一月一日至二零零二年六月三十日止期間

單位：人民幣元

| 項目 | 二零零二年一月一日至二零零二年六月三十日 (未經審核) 合併 | 公司 |
|---|---|---|
| 一、經營活動產生的現金流量： | | |
| 銷售商品、提供勞務收到的現金 | 2,170,046,076 | 2,238,356,364 |
| 收到的其他與經營活動有關的現金 | 2,561,690 | 2,542,880 |
| 現金流入小計 | 2,172,607,766 | 2,240,899,244 |
| 購買商品、接受勞務支付的現金 | 1,376,206,686 | 1,324,394,693 |
| 支付給職工以及為職工支付的現金 | 93,342,585 | 93,185,644 |
| 支付的各項稅費 | 154,351,245 | 154,156,694 |
| 支付的其他與經營活動有關的現金 | 148,087,796 | 149,177,839 |
| 現金流出小計 | 1,771,988,312 | 1,720,914,870 |
| 經營活動產生的現金流量淨額 | 400,619,454 | 519,984,374 |
| 二、投資活動產生的現金流量： | | |
| 取得投資收益所收到的現金 | 1,544,536 | 1,544,536 |
| 處置固定資產、無形資產和其他長期資產所收回的現金淨額 | 9,552,006 | 9,552,006 |
| 收到的其他與投資活動有關的現金 | 2,079,797 | 2,077,024 |
| 現金流入小計 | 13,176,339 | 13,173,566 |
| 購建固定資產、無形資產和其他長期資產所支付的現金 | 578,055,389 | 556,744,017 |
| 投資所支付的現金 | 19,431,653 | 109,431,653 |
| 收購武山銅礦所支付的現金 | 191,066,987 | 191,066,987 |
| 現金流出小計 | 788,554,029 | 857,242,657 |
| 投資活動產生的現金流量淨額 | (775,377,690) | (844,069,091) |
| 三、籌資活動產生的現金流量： | | |
| 借款所收到的現金 | 814,018,489 | 814,018,489 |
| 吸收少數股東投資所收到的現金 | 60,000,000 | |

簡略財務報告乃根據國際會計準則第34號[中期財務報告]編制，資料披露則按照香港聯合交易所有限公司證券上市規則附錄16所編制。

2. 會計政策

本簡略財務報告採用歷史成本常規法編制並符合國際會計準則之規定，並與二零零一年十二月三十一日止財務報告中所使用的政策一致。

3. 分類資料

本集團本期間之營業額按業務分類的分析細列如下：

| | 營業額 截至六月三十日止六個月 二零零二年 人民幣千元 | 二零零一年 人民幣千元 |
|---|---|---|
| 業務分類： | | |
| 貨品銷售 | 1,469,332 | 1,832,248 |
| 來料加工服務 | 92,343 | 28,449 |
| | 1,561,675 | 1,860,697 |

本集團本期間之營業額及溢利絕大部分是來自生產及銷售電解銅及其他副產品，董事認為生產這些產品之工序有着非常緊密的關連且有共同之風險與回報，因此，這些活動被列為同一業務。

本集團本期間之營業額按地區市場分類的分析細列如下：

| | 營業額 截至六月三十日止六個月 二零零二年 人民幣千元 | 二零零一年 人民幣千元 |
|---|---|---|
| 地區市場分類： | | |
| 中國 | 1,485,919 | 1,845,055 |
| 其他 | 75,756 | 15,642 |
| | 1,561,675 | 1,860,697 |

本集團所有的生產設備均座落在中國。

4. 折舊及攤銷

截至二零零二年六月三十日止六個月期間，本集團之固定資產折舊約人民幣203,532,000元(二零零一年：人民幣194,306,000元)；其他資產攤銷約人民幣1,998,000元(二零零一年：人民幣1,795,000元)。

5. 稅項

| | 截至六月三十日止六個月 二零零二年 人民幣千元 | 二零零一年 人民幣千元 |
|---|---|---|
| 中國企業所得稅 | 15,033 | 47 |

根據國務院於一九九三年十一月二十六日所頒佈的中國企業所得稅暫行條例，自一九九四年一月一日起，所有中國內地企業須按其應課稅溢利以33%的統一所得稅率繳納所得稅。

根據中國外資企業及外國企業所得稅法及經江西省稅務局的確認，本公司(為一間中外合資股份有限公司)自首個獲利年度起獲豁免繳交兩年中國企業所得稅及其後三年可減免統一所得稅率33%的50%。二零零一年為第三年及最後可減免50%企業所得稅之年度，故本公司於此期間之企業所得稅率為16.5%.

根據財政部和國家稅務總局於二零零零年一月十四日所發出之通知及經江西省國家稅務局的確認，本公司於二零零零年度購置國產設備投資經審批允許可在以後年度抵免所得稅的餘額為人民幣55,627,972元，二零零一年度購置國產設備投資預計可抵免但未經審批的所得稅金額為人民幣13,037,712元。由於截至二零零二年六月三十日止，本公司尚未完成二零零一年度所得稅匯算清繳，故二零零一年度購置國產設備可抵免所得稅餘額尚無法確定，本公司暫未對本期應計所得稅進行抵免。

根據江西省稅務局於二零零一年四月十六日所發出之通知，本公司(位於中國中西部地區)可從二零零二年至二零零四年的三年內減免統一所得稅率33%的50%。本公司正處於第一年可減免50%企業所得稅之年度。

附屬公司是按照二零零二年度中國企業所得稅按其截至二零零二年六月三十日止六個月之應課稅溢利按33%(二零零一年：33%)計算。

於二零零二年六月三十日，由於還沒有和當地稅務機關達成關於呆賬撥備用作扣稅用途之協議，董事認為沒有足夠理由支持全部或部份之呆帳準備金額約人民幣90,000,000元(二零零一年：人民幣86,000,000元)能夠作扣稅用途。亦因如此，其可能產生之遞延稅項資產金額約人民幣30,000,000元(二零零一年十二月三十一日：人民幣28,000,000元)於簡略綜合財務報告中不予確認。

| | | | | |
|---|---|---|---|---|
| 長期待攤費用 | [illegible] | [illegible] | [illegible] | [illegible] |
| 無形資產及 其他資產合計 | 177,473,251 | 177,473,251 | 91,236,395 | 91,236,395 |
| 資產總計 | 8,631,355,118 | 8,640,044,840 | 8,460,148,699 | 8,459,366,407 |
| 流動負債： | | | | |
| 短期借款 | 992,517,060 | 992,517,060 | 989,668,243 | 989,668,243 |
| 應付票據 | 186,625,000 | 186,625,000 | 118,871,825 | 118,871,825 |
| 應付帳款 | 175,425,703 | 175,425,703 | 229,060,232 | 229,060,232 |
| 預收帳款 | 13,092,957 | 83,092,957 | 22,367,012 | 22,367,012 |
| 應付福利費 | 200,695 | 184,648 | 382,088 | 371,488 |
| 應付股利 | 133,201,910 | 133,201,910 | 133,201,910 | 133,201,910 |
| 應交稅金 | 16,691,003 | 16,670,417 | (2,267,842) | (2,336,071) |
| 其他應交款 | 15,928,994 | 15,908,130 | 17,750,994 | 17,743,599 |
| 其他應付款 | 173,575,626 | 172,973,229 | 235,419,998 | 235,417,659 |
| 預提費用 | 1,600,000 | 1,600,000 | 2,500,000 | 2,500,000 |
| 一年內到期的 長期負債 | 392,270,200 | 392,270,200 | 173,870,000 | 173,870,000 |
| 流動負債 合計 | 2,101,129,148 | 2,170,469,254 | 1,920,824,460 | 1,920,735,897 |
| 長期負債 | | | | |
| 長期借款 | 1,703,519,800 | 1,703,519,800 | 1,836,920,000 | 1,836,920,000 |
| 長期應付款 | 43,976,000 | 43,976,000 | 44,911,000 | 44,911,000 |
| 專項應付款 | 77,000,000 | 77,000,000 | 84,000,000 | 84,000,000 |
| 長期負債合計 | 1,824,495,800 | 1,824,495,800 | 1,965,831,000 | 1,965,831,000 |
| 負債合計 | 3,925,624,948 | 3,994,965,054 | 3,886,655,460 | 3,886,566,897 |
| 少數股東權益 | 60,650,384 | — | 693,729 | — |
| 股東權益： | | | | |
| 股本 | 2,664,038,200 | 2,664,038,200 | 2,664,038,200 | 2,664,038,200 |
| 資本公積 | 1,292,747,042 | 1,292,747,042 | 1,292,747,042 | 1,292,747,042 |
| 盈餘公積 | 302,991,520 | 302,854,799 | 302,991,520 | 302,854,799 |
| 其中：公益金 | 62,328,331 | 62,315,695 | 62,328,331 | 62,315,695 |
| 未分配利潤 | 385,303,024 | 385,439,745 | 313,022,748 | 313,159,469 |
| 股東權益合計 | 4,645,079,786 | 4,645,079,786 | 4,572,799,510 | 4,572,799,510 |
| 負債及股東權益總計 | 8,631,355,118 | 8,640,044,840 | 8,460,148,699 | 8,459,366,407 |

**利潤及利潤分配表(按中國會計準則及規定編制)**

二零零二年一月一日至二零零二年六月三十日止期間

單位:人民幣元

| 項目 | 二零零二年一月一日至二零零二年六月三十日 (未經審核) 合併 | 公司 | 二零零一年一月一日至二零零一年六月三十日 (未經審核) 合併 | 公司 |
|---|---|---|---|---|
| 一、主營業務收入 | 1,561,675,280 | 1,561,322,720 | 1,860,696,501 | 1,860,310,594 |
| 減：主營業務成本 | 1,264,408,196 | 1,264,296,097 | 1,536,349,611 | 1,536,349,611 |
| 主營業務稅金及附加 | 17,536,744 | 17,525,488 | 16,292,645 | 16,292,645 |
| 二、主營業務利潤 | 279,730,340 | 279,501,135 | 308,054,245 | 307,668,338 |
| 加：其他業務利潤 | 8,408,280 | 8,408,280 | 1,464,416 | 1,464,416 |
| 減：營業費用 | 15,093,955 | 15,093,955 | 14,363,376 | 14,318,061 |
| 管理費用 | 103,353,521 | 103,203,807 | 78,832,253 | 78,629,805 |
| 財務費用 | 70,782,757 | 70,785,377 | 83,109,089 | 83,112,749 |
| 三、營業利潤 | 98,908,387 | 98,826,276 | 133,213,943 | 133,072,139 |
| 加：投資收益 | 1,723,858 | 1,764,428 | — | 116,021 |
| 補貼收入 | — | — | 98,359 | — |
| 營業外收入 | 1,225,609 | 1,206,999 | 5,454,748 | 5,454,748 |
| 減：營業外支出 | 14,517,458 | 14,517,458 | 7,086,648 | 7,086,648 |
| 四、利潤總額 | 87,340,596 | 87,280,245 | 131,680,402 | 131,556,260 |
| 減：所得稅 | 15,033,273 | 14,999,969 | 46,795 | — |
| 少數股東損益 | 27,047 | — | 77,347 | — |
| 五、淨利潤 | 72,280,276 | 72,280,276 | 131,556,260 | 131,556,260 |
| 加：年初未分配利潤 | 313,022,748 | 313,159,469 | 265,441,482 | 265,500,555 |
| 六、可供分配的利潤 | 385,303,024 | 385,439,745 | 396,997,742 | 397,056,815 |
| 減：提取法定盈餘公積 | — | — | 59,015 | — |
| 提取法定公益金 | — | — | — | — |
| 七、可供股東分配的利潤 | 385,303,024 | 385,439,745 | 396,938,727 | 397,056,815 |
| 減：提取任意盈餘公積 | — | — | — | — |
| 應付普通股股利 | — | — | — | — |
| 八、未分配利潤 | 385,303,024 | 385,439,745 | 396,938,727 | 397,056,815 |

| | | |
|---|---|---|
| 現金流出小計 | 788,554,029 | 857,242,657 |
| 投資活動產生的現金流量淨額 | (775,377,690) | (844,069,091) |
| 三、籌資活動產生的現金流量： | | |
| 借款所收到的現金 | 814,018,489 | 814,018,489 |
| 吸收少數股東投資所收到的現金 | 60,000,000 | — |
| 收到其他與籌資活動有關的現金 | 10,937,654 | 10,937,654 |
| 現金流入小計 | 884,956,143 | 824,956,143 |
| 償還債務所支付的現金 | 789,169,672 | 789,169,672 |
| 分配股利、利潤或償付利息所支付的現金 | 89,761,666 | 89,248,241 |
| 其中：子公司支付少數股東股利 | 70,392 | — |
| 支付的其他與籌資活動有關的現金 | 935,000 | 935,000 |
| 現金流出小計 | 879,866,338 | 879,352,913 |
| 籌資活動產生的現金流量淨額 | 5,089,805 | (54,396,770) |
| 四、匯率變動對現金的影響 | — | — |
| 五、現金及現金等價物淨減少額 | (369,668,431) | (378,481,487) |

**補充資料**

單位：人民幣元

| | 二零零二年一月一日至二零零二年六月三十日 (未經審核) 合併 | 公司 |
|---|---|---|
| 1. 將淨利潤調節為經營活動現金流量： | | |
| 淨利潤 | 72,280,276 | 72,280,276 |
| 加：少數股東本期損益 | 27,047 | — |
| 計提或轉銷的資產減值準備 | (721,291) | (721,291) |
| 固定資產折舊 | 195,532,364 | 195,452,347 |
| 無形資產攤銷 | 1,997,616 | 1,997,616 |
| 遞延資產攤銷 | 1,027,088 | 1,027,088 |
| 待攤費用的減少(減：增加) | 8,000,000 | 8,000,000 |
| 預提費用增加(減：減少) | (900,000) | (900,000) |
| 處置固定資產、無形資產和其他長期資產的損失(減：收益) | 7,173,352 | 7,173,352 |
| 財務費用 | 71,101,877 | 70,661,617 |
| 投資損失(減：收益) | (1,544,536) | (1,585,106) |
| 存貨的減少(減：增加) | 169,670,294 | 169,939,073 |
| 經營性應收項目的減少(減：增加) | (63,102,732) | (12,847,366) |
| 經營性應付項目的增加(減：減少) | (59,921,901) | 9,506,768 |
| 經營活動產生的現金流量淨額 | 400,619,454 | 519,984,374 |
| 2. 不涉及現金收支的投資和籌資活動： | — | — |
| 3. 現金及現金等價物淨減少情況： | | |
| 現金及現金等價物的期末餘額 | 311,391,734 | 302,004,761 |
| 減：現金及現金等價物的期初餘額 | 681,060,165 | 680,486,248 |
| 現金及現金等價物淨減少額 | (369,668,431) | (378,481,487) |

**會計報表附註(按中國會計準則及規定編制)**

1. 本中期業績報告所採用的會計政策與二零零一年度一致。報告期內，本公司並無會計估計變更及會計差錯更正。

2. 於報告期內，本公司與江西銅業公司合資設立了由本公司控股的子公司江西銅業銅材有限公司(詳情參見第七節 重要事項(五)關聯交易 之3.設立合資公司)，因此本中期業績報告合併範圍較二零零一年度增加了江西銅業銅材有限公司的報表合併。

3. 本公司中期業績報告未經審核。

承董事會命
何昌明
董事長

中華人民共和國，江西
二零零二年八月二十日



# JIANGXI COPPER COMPANY LIMITED

# 江西銅業股份有限公司

*(A Sino-foreign joint stock limited company incorporated in the Peoples's Republic of China)*

## 2002 INTERIM RESULTS ANNOUNCEMENT

**IMPORTANT NOTICE:**

The Board of Directors of Jiangxi Copper Company Limited (the "Company") warrants that there are no false representation, misleading statement contained in or material omission from this interim report, and collectively and individually accept full responsibility for the truthfulness, accuracy and completeness of the information herein contained.

This interim report had been considered and approved by the directors of the Company (the "Directors") at a meeting of the board of Directors (the "Board"). Ms. Qi Huaiying, Messrs. Liu Xinxi and Sun Chuanyao appointed Mr. He Changming, Chairman of the board of Directors, to attend on behalf of them.

The purpose of this interim results announcement is to provide public investors with a brief description of the Company's performance during the first half of the year. The full text of the interim report will be published on the website of the Shanghai Stock Exchange: http://sse.com.cn, the Hong Kong Stock Exchange: http://www.hkex.com.hk and the teletext system of the London Securities Exchange simultaneously. Investors should read the full text of the interim report when making any important investment decisions.

The interim results of the Company have not been audited.

### MAJOR FINANCIAL DATA AND INDEXES

(1) **Financial data and indexes prepared under International Accounting Standards ("IAS") (unaudited)**

*Financial Summary*

| | For the six months ended 30 June 2002 RMB'000 | 2001 RMB'000 |
|---|---|---|
| Turnover | 1,561,675 | 1,860,697 |
| Profit before tax | 87,840 | 131,680 |
| Profit for the period | 72,780 | 131,556 |
| Basic earnings per share | RMB0.0273 | RMB0.0540 |

*Asset Summary*

| | As at 30th June 2002 RMB'000 | As at 31 December 2001 RMB'000 |
|---|---|---|
| Total assets | 8,602,772 | 8,470,761 |
| Total liabilities | 3,896,542 | 3,764,065 |
| Minority interests | 60,650 | 694 |
| Net assets | 4,645,580 | 4,706,002 |
| Net assets per share | RMB1.744 | RMB1.766 |

(2) **Financial data and indexes prepared under the accounting standards and regulations of the PRC ("PRC GAAP")**

| | For the six months ended 30 June 2002 RMB'000 | 2001 RMB'000 |
|---|---|---|
| Net profit | 72,280 | 131,556 |
| Net profit less non-regular profit and loss (Note) | 79,453 | 108,695 |
| Earnings per share | RMB0.0271 | RMB0.0540 |
| Net cash flow per share from operating activities | RMB0.150 | RMB0.163 |
| Ratio of net asset earning (fully diluted) | 1.56% | 3.26% |
| Ratio of net asset earning after deducting non-regular profit and loss (weighted average) | 1.73% | 2.74% |

| | As at 30th June 2002 RMB'000 | As at 31 December 2001 RMB'000 |
|---|---|---|
| Shareholders' interests (excluding minority interest) | 4,645,080 | 4,572,800 |
| Net assets per share | RMB1.744 | RMB1.716 |
| Adjusted net assets per share | RMB1.711 | RMB1.707 |

*Note:* The amounts after deducting extraordinary profit and loss items

| Items | For the six months ended 30 June 2002 RMB'000 | 2001 RMB'000 |
|---|---|---|
| 1. Earning from subsidy | — | 98 |
| 2. (Loss) gain on disposal of asset | (7,173) | 2,471 |
| 3. Addition of total profit from estimated accounting changes | — | 20,292 |

(3) **Difference between financial statements prepared under IAS and PRC GAAP**

*The financial statements of the Company prepared under PRC GAAP are different from those prepared under IAS.* As at 30 June 2002, net profit and net assets for the period were RMB72,280,000 and RMB4,645,080,000 respectively according to PRC GAAP. These figures can be reconciled to that under IAS as follows:

| | Net profit for the six months ended 30 June 2002 RMB'000 | Net assets as at 30 June 2002 RMB'000 |
|---|---|---|
| Per PRC GAAP | 72,280 | 4,645,080 |
| Adjustment according to IAS: | | |
| — Interest income from short term debenture investment which is recognised as income under IAS | 500 | 500 |
| Per IAS | 72,780 | 4,645,580 |

Difference in classification of items of the financial statements under IAS and PRC GAAP was attributable to divergency in certain items in the respective condensed financial statements prepared between the two accounting standards.

### MANAGEMENT DISCUSSION AND ANALYSIS

**Business Review of Operation**

**1. Discussion and Analysis of Operations and Operation Achievements**

(1) Production volume

Notwithstanding installation and butt-joint undertaken to the principal project of the Guixi Smelter Phase III technological renovation and suspension of operation for overhaul of the furnaces (which is conducted twice every three years) during the reporting period, production volume has been affected to a certain extent, the Company resumed blister copper production through meticulous arrangements after the smelting system and the refining system had suspended operations for only 60 days and 20 days respectively. As a result, the actual production volumes of the Company's major products were more than that as expected by the Board of Directors early this year and was basically at the same level or slightly lower than that for the corresponding period of the previous year. During the first half of the year, improvement was recorded in numerous economic technological indexes such as copper milling recovery rate, smelting recovery rate and electricity consumption rate, as compared with last year.

The following table reflects the total output of the Company for the six months ended 30 June 2002:

| Items | Output 2002 | 2001 | Increase (decrease) | Increase (decrease) in % |
|---|---|---|---|---|
| Copper cathode (tonne) | 70,966 | 102,832 | (31,866) | (31.0) |
| Processing copper (tonne) | 35,042 | 8,707 | 26,335 | 302.5 |
| Total | 106,008 | 111,539 | (5,531) | (5.0) |
| Gold (kg) | 3,215 | 3,408 | (193) | (5.7) |
| Silver (kg) | 55,520 | 57,496 | (1,976) | (3.4) |
| Sulphuric acid (tonne) | 281,882 | 408,829 | (126,947) | (31.0) |
| Pyrite concentrates (tonne) | 387,449 | 380,604 | 6,845 | 1.8 |

(2) Operating Results

For the six months ended 30 June 2002, turnover of the Company calculated under IAS amounted to RMB1,561,675,000, decreased by RMB299,022,000 (or 16.1%) from RMB1,860,697,000 for the corresponding period last year; gross profit of RMB279,730,000 was recorded, representing a decline of RMB28,324,000 (or 9.2%) from RMB308,054,000 for the corresponding period of last year; profit for the period amounted to RMB72,780,000, decreased by RMB58,776,000 (or 44.7%).

In accordance with PRC GAAP, net profit calculated under PRC GAAP amounted to RMB72,280,000, decreased by RMB59,276,000 from RMB131,556,000 (or 45.1%) for the corresponding period last year.

(3) Discussion and Analysis of Operating Results

(the relevant figures are extracted from the condensed interim financial statements prepared under IAS)

**Turnover**

For the reporting period, the Company recorded turnover of RMB1,561,675,000, decreased by RMB299,022,000 (or 16.1%) from the corresponding period of the previous year, which is principally attributable to the following reasons:

(i) Sales volume of processing copper surged by 26,335 tonnes, resulting in an increase in turnover by approximately RMB86,037,000 and the sales of copper cathode of the Company decreased by 23,768 tonnes leading to a decline in turnover by approximately RMB349,200,000. Turnover decreased by a total of approximately RMB263,163,000;

(ii) The combined effect of reductions in copper prices and other products causing a drop in turnover by approximately RMB93,155,000;

(iii) Changes in sales and structure of other products resulted in a surge in turnover by approximately RMB57,296,000.

An analysis of the Company's turnover for the reporting period, by products, is as follows:

| | Turnover RMB'000 (unaudited) | Percentage of turnover % | Cost of sales and services RMB'000 (unaudited) | Gross profit % |
|---|---|---|---|---|
| Non-ferrous metals | 1,135,372 | 72.7 | 1,050,319 | 7.5 |
| Precious metals | 334,825 | 21.4 | 148,316 | 55.7 |
| Chemical products | 91,478 | 5.9 | 83,310 | 8.9 |
| Total | 1,561,675 | 100 | 1,281,945 | 17.9 |

**Profit for the period**

In the reporting period, the Company realised profit of RMB72,780,000, reduced by RMB58,776,000 (or 44.7%), which is mainly resulted from the followings:

(i) Changes in sales volume and sales structure which led to an increase in profit of the Company by approximately RMB2,490,000.

The following table reflects the sales volumes of the Company for the six months ended 30 June 2002:

| Items | Sales Volumes 2002 | 2001 | Increase (decrease) | Increase (decrease) % |
|---|---|---|---|---|
| Copper cathode (tonne) | 72,128 | 95,896 | (23,768) | (24.8) |
| Processing copper (tonne) | 35,042 | 8,707 | 26,335 | 302.5 |
| Total | 107,170 | 104,603 | 2,567 | 2.5 |
| Gold (kg) | 3,215 | 3,408 | (193) | (5.7) |
| Silver (kg) | 55,520 | 61,864 | (6,344) | (10.3) |
| Sulphuric acid (tonne) | 288,002 | 388,982 | (100,980) | (26.0) |
| Pyrite concentrates (tonne) | 576,950 | 371,564 | 205,386 | 55.3 |



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(A Sino-foreign joint stock limited company incorporated in the Peoples's Republic of China)*

## 2002 INTERIM RESULTS ANNOUNCEMENT

(ii) Due to global economic instability, copper prices and tolling fee plunged when compared with the corresponding period of the previous year. However, the significant increases in gold and silver prices had eased the impact of reductions in copper prices to a certain extent. This price factor led to a decrease in the Company's profit by approximately RMB93,155,000 for the period.

Despite the rebounding trends of global copper prices has persisted since November 2001 and that the prices rallied slowly during the first half of the year, copper prices in the domestic and international markets stood at low levels when compared to the corresponding period last year. The price of copper on the London Metals Exchange (LME) and the Shanghai Futures Exchange (SHFE) had decreased by approximately 7.0% and 9.5% respectively when compared with the corresponding period of the previous year (see the charts below).

During the reporting period, the average selling price of copper cathode was RMB15,522/tonne (inclusive of tax), which was RMB102/tonne higher than the average monthly settling price of copper on SHFE for the first half of the year, but decreased by RMB1,668/tonne (or about 9.7%) when compared with the average selling price of the Company during the corresponding period of the previous year.

The following table reflects the average selling prices for the Company's products for the six months ended 30 June 2002:

| | Avarage selling price (Excluding tax) | | | |
|---|---|---|---|---|
| Items | 2002 | 2001 | Increase (decrease) | Increase (decrease) % |
| Copper cathode (RMB/tonne) | 13,267 | 14,692 | (1,425) | (9.7) |
| Processing copper (RMB/tonne) | 2,635 | 3,267 | (632) | (19.3) |
| Gold (RMB/kg) | 79,283 | 72,238 | 7,045 | 9.8 |
| Silver (RMB/kg) | 1,177 | 1,023 | 154 | 15.1 |
| Sulphuric acid (RMB/tonne) | 199 | 193 | 6 | 3.1 |
| Pyrite concentrates (RMB/tonne) | 56 | 58 | (2) | (3.4) |

(iii) The Company endeavoured to strengthen cost control during the reporting period, unit cost of copper cathode dropped by 7.1% from the corresponding period last year. The decline in unit costs of sales for products of the Company led to an increase in profit by approximately RMB63,130,000.

(iv) Expenses (i.e. administrative fee, financial and distribution costs) for the reporting period had increased when compared to that of the corresponding period of the previous year resulting in a drop in profit for the reporting period by approximately RMB6,406,000.

(v) During the reporting period, the tax bureau has not yet finalised and confirmed the amount of tax benefit, which is calculated to be 40% of the investment amount in plant and equipment manufactured in the PRC. Provision for income tax calculated at the rate of 16.5% of taxable profit has been made, leading to a decline in profit by approximately RMB14,986,000.

(vi) Other items led to a decrease in profit for the period by approximately RMB9,849,000.

2. Discussion and analysis of financial situation

(i) Changes in Assets and shareholders' interest

As at 30 June 2002, the total assets of the Company amounted to RMB8,602,772,000, representing an increase of RMB132,011,000 (or 1.6%) from RMB 8,470,761,000 at the end of last year. The increase was mainly attributable to an increase in investment of Guixi Phase III Project and acquisition of Wushan Copper Mine in the reporting period.

As at 30 June 2002, the capital and reserves of the Group amounted to RMB4,645,580,000, representing a decrease of RMB60,422,000 (or 1.3%) from RMB 4,706,002,000 as at the end of last year. The decrease was attributable to a realization of profits for this period and RMB133,202,000 of dividend payable from the reserve of last year.

As at 30 June 2002, the total liabilities to total assets ratio of the Company was 45.3%, representing a slight increase of 0.9 percentage from 44.4% of the total liabilities to total assets ratio as at the end of last year.

(ii) Change in operating capital

As at 30 June 2002, operating capital of the Company was RMB9,590,000, representing a decrease of approximately RMB758,392,000 compared to that of the end of last year. The current ratio declined from 1.41:1 as at the end of last year to 1:1 as at the end of the reporting period.

The decrease in operating capital was attributable to (1) most of proceeds recognised as current assets as at the end of last year were utilised to finance investments in the reporting period (Please refer to "1. Investment from proceeds under the section headed (3) Investment" for details); (2) an increase in loans due within one year; (3) the Company plans to arrange for the reasonable use of short term loans in an attempt to reduce interest expenses; and (4) the increase was attributable to a distribution of dividend amounting to RMB133,202,000 in the reporting period. Such dividend was paid to all of the shareholders on 5 July 2002.

(iii) Cash flow

For the six months ended 30 June 2002, cash inflow from operations of the Company amounted to RMB399,909,000; net cash outflow from investment activities amounted to RMB774,666,000; net cash inflow from financial activities amounted to approximately RMB5,089,000; because of the utilisation of funds to finance technologyical improvement of Guixi Smelter Phase III Project and acquisition of Wushan Copper Mine, cash and cash equivalents reduced by RMB369,668,000 in the reporting period.

(iv) Financial Management

During the reporting period, with its good reputation, the Company was able to make timely use of the modern financial instruments and expand its financing activities of notes, thereby reducing finance costs.

During the reporting period, the Company reduced inventories of ancillary materials and spare parts by approximately RMB80,000,000 through stock-taking to make the best use of assets. Consequently, cash flow increased and efficiencies of working capital were enhanced.

3. Investment

1. Use of proceeds on investment

As at 21 December 2001, with the approval of China Securities Regulatory Commission, the Company issued 230,000,000 A shares to domestic investors and raised net proceeds of approximately RMB494,850,000 and obtained the interest from freezing of funds in the sum of approximately RMB10,940,000.

During the reporting period, the Company has paid RMB457,760,000 out of the proceeds for the following projects, while the remaining balance of RMB48,030,000 will be used to finance the development project in respect of the copper mine at Fujiawu District.

(1) Acquisition of Wushan Copper Mine project

During the reporting period, the Company paid approximately RMB193,807,000 in cash out of the proceeds and assumed a debt of RMB82,877,600 for the acquisition of assets of Wushan Copper Mine amounting to RMB276,684,600 (including the mining right thereof amounting to RMB20,261,600).

During the reporting period, Wushan Copper Mine produced copper concentrates containing 4,507 tonnes of copper, 72kg of gold and 5,989kg of silver, representing the respective increase of 12.6% and 8.7%, and a decrease of 3.7% over the correspondingly period last year.

(2) Technological renovation project of Guixi Smelter Phase III

During the reporting period, the aggregate completed investment of Guixi Smelter Phase III amounted to RMB461,360,000, of which approximately RMB260,050,000 was financed from the proceeds. At present, part of the principal works, namely the technological renovation and installation of flash furnace and sulphuric acid system has already been completed smoothly.

(3) Technological renovation project of Fujiawu open copper mine

At the end of the reporting period, the aggregate investment amounted to approximately RMB72,640,000 for the development of the project, of which RMB3,900,000 was financed from the proceeds.

The use of proceeds in investment projects as mentioned above is in line with those disclosed in the prospectus on the issue of A shares by the Company.

4. The operational plan for the second half of the year

Looking forward to the second half of the year, it is expected that the copper market can hardly rebound with the economic recovery and be bottomed out from the low level of copper price, amid corporate scandals in the US capital market and uncertainties in global economic growth. It was expected that both international and domestic copper price would still be fluctuate in the low range for the second half of the year. Accordingly, pressure from copper price will continue to interfere the operations of the Company throughout the second half of the year. In this respect, the Company will adopt the following measures to prevent and address the risk of copper price:

1. Reinforce management in production, enhance operational efficiency, reduce costs and expenses, complete all production plans and missions for the year.

2. Strive to construct the technological renovation project of Guixi Smelter Phase III, tighten control on construction cycle, quality and budget of works, so as to ensure the completion of principal project by the end of the year. In order to achieve the production plan of 300,000 tonnes for the next year, the Company will actively improve the production management and make provisions for raw materials.

3. Further enhance sales of gold and silver by-products which have higher profit margin.

4. Endeavoured to improve marketing efforts, utilise hedging instruments to maximise benefits.

5. Strengthen the procurement, inventories and financial management information system, further decrease the inventories of ancillary materials and spare parts, reduce procurement cost, enhance use of funds, fully utilise new financial instruments, expand financing activities of notes and reduce finance costs, make repayments for short-term loans as much as possible, increase the existing banking facilities of long-term borrowing so that current ratio will be improved.

6. Further study the development strategy of the Company, enhance added value of products and the overall quality of the Company.



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(A Sino-foreign joint stock limited company incorporated in the Peoples's Republic of China)*

## 2002 INTERIM RESULTS ANNOUNCEMENT

### SIGNIFICANT EVENTS

**I. Interim Dividend**

The Board of Directors resolved not to declare the interim dividend for the six months ended 30 June 2002. No interim dividends were distributed for the corresponding period last year.

**II. Implementation of profit appropriations plan during the period**

At the annual general meeting of the Company held on 12 June 2002, a resolution on non-capitalisation of and cash dividend of RMB0.05 (inclusive of tax for A shares) per share to be distributed to all shareholders based on the total share capital of 2,664,038,200 shares as at the end of 2001 was passed. The respective resolution announcement was published on China Securities Daily, Hong Kong Economic Times and The Standard on 13 June 2002. The dividends were distributed to all shareholders of the Company on 5 July 2002 in accordance with the contents and requirements of the announcement.

**III. As at the end of the reporting period, the Company was not involved in any material litigation or arbitration.**

**IV. Save and except for the acquisition of Wushan Copper Mine, the Company was not involved in any major acquisition, sale or disposal events as at the end of the reporting period.**

**V. Material Contracts and their performance**

1. As at the end of the reporting period, save and except for those which have been mentioned in previous announcements, the Company had no significant events of managing on custody, contracting or leasing assets of other companies, or having other companies managing on custody, contracting or leasing assets of the Company.
2. As at the end of the reporting period, the Company had no external guarantee contracts.
3. As at the end of the reporting period, the Company had no significant contracts concerning financial management.
4. As at the end of the reporting period, the Company did not have deposit on trust at financial institutions or non-financial institutions, and also did not have circumstance of failure to recover time deposits due.

**VI. Unified income tax and local tax preferential policy**

According to the notice issued by Jiangxi Tax Bureau on 16 April 2001, the Company (situated at mid-western region of the PRC) was entitled to 50% reduction of unified income tax at a rate of 33% for three years from 2002 to 2004.

**VII. Independent Audit Committee**

The independent audit committee of the Company held a meeting on 14 August 2002 during which the financial statements and interim report of the Company for the six months ended 30 June 2002 were reviewed and passed. The internal control systems of the Company had been reviewed and was regarded as effective and safe.

**VIII. Code of Best Practice**

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the period in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

**IX. Purchase, sale or redemption of the Company's listed securities**

There was no purchase, sale, redemption or cancellation of the Company's listed securities by the Company for the six months ended 30 June 2002.

**X. Publication of detailed results announcement on the website of Stock Exchange of Hong Kong Limited**

A detailed results announcement containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited will be published on the Stock Exchange's website in due course.

### FINANCIAL REPORT

**(1) The Unaudited Financial Statements of the Company for the six months ended 30 June 2002 - Prepared under IAS**

**CONDENSED CONSOLIDATED INCOME STATEMENT - Prepared under IAS**
FOR THE SIX MONTHS ENDED 30 JUNE 2002

| | NOTES | For the six months ended 30.6.2002 RMB'000 (Unaudited) | 30.6.2001 RMB'000 (Unaudited) |
|---|---|---|---|
| Turnover | 3 | 1,561,675 | 1,860,697 |
| Cost of sales and services | | (1,281,945) | (1,552,643) |
| Gross profit | | 279,730 | 308,054 |
| Other operating income | | 18,547 | 29,989 |
| Distribution costs | | (15,094) | (14,363) |
| Administrative expenses | | (107,287) | (89,339) |
| Other operating expenses | | (14,874) | (17,206) |
| Profit from operations | | 161,022 | 217,135 |
| Finance costs | | (73,182) | (85,455) |
| Profit before taxation | | 87,840 | 131,680 |
| Taxation | 5 | (15,033) | (47) |
| Profit after taxation | | 72,807 | 131,633 |
| Minority interests | | (27) | (77) |
| Net profit for the period | | 72,780 | 131,556 |
| Dividends | 6 | — | — |
| Basic earnings per share | 7 | RMB0.0273 | RMB0.0540 |

**CONDENSED CONSOLIDATED BALANCE SHEET — Prepared under IAS**
AT 30 JUNE 2002

| | 30.6.2002 RMB'000 (Unaudited) | 31.12.2001 RMB'000 (Audited) |
|---|---|---|
| **Non-current assets** | | |
| Property, plant and equipment | 6,330,397 | 5,725,070 |
| Other assets | 108,129 | 89,865 |
| Other investments | 5,610 | 5,610 |
| | 6,444,136 | 5,820,545 |
| **Current assets** | | |
| Inventories | 1,422,589 | 1,576,283 |
| Trade and other receivables | 403,309 | 384,677 |
| Taxation recoverable | — | 4,693 |
| Marketable securities | 21,346 | 1,235 |
| Pledged bank deposits | — | 2,268 |
| Bank balances and cash | 311,392 | 681,060 |
| | 2,158,636 | 2,650,216 |
| **Current liabilities** | | |
| Trade and other payables | 545,660 | 636,532 |
| Dividend payable | 133,202 | — |
| Taxation payable | 10,267 | 34 |
| Government subsidy received | 77,000 | 84,000 |
| Bank borrowings - amount due within one year | 1,382,917 | 1,161,668 |
| | 2,149,046 | 1,882,234 |
| Net current assets | 9,590 | 767,982 |
| | 6,453,726 | 6,588,527 |
| **Capital and reserves** | | |
| Share capital | 2,664,038 | 2,664,038 |
| Reserves | 1,981,542 | 2,041,964 |
| | 4,645,580 | 4,706,002 |
| Minority interests | 60,650 | 694 |
| **Non-current liabilities** | | |
| Bank borrowings - amount due after one year | 1,703,520 | 1,836,920 |
| Other payables - amount due after one year | 43,976 | 44,911 |
| | 1,747,496 | 1,881,831 |
| | 6,453,726 | 6,588,527 |

**CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - Prepared under IAS**
FOR THE SIX MONTHS ENDED 30 JUNE 2002

| | Share capital RMB'000 | Share premium RMB'000 | Capital reserve RMB'000 | Other reserve RMB'000 | Statutory surplus reserve RMB'000 | Statutory public welfare fund RMB'000 | Discretionary surplus reserve RMB'000 | Accumulated profits RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|---|---|
| Balance at 1 January 2001 | 2,434,038 | 1,015,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,902 | 311,856 | 3,923,122 |
| New issue of A Shares | 230,000 | 292,100 | — | — | — | — | — | — | 522,100 |
| Share issue expenses | — | (27,253) | — | — | — | — | — | — | (27,253) |
| Net profit for the year | — | — | — | — | — | — | — | 312,373 | 312,373 |
| Dividends paid - 2000 final | — | — | — | — | — | — | — | (24,340) | (24,340) |
| Appropriations | — | — | — | — | 30,156 | 30,150 | 60,346 | (120,652) | — |
| Reclassification | — | — | — | — | — | (2,167) | 2,167 | — | — |
| Balance at 31 December 2001 | 2,664,038 | 1,281,696 | 70,545 | (92,506) | 82,248 | 62,328 | 158,415 | 479,237 | 4,706,002 |
| Net profit for the period | — | — | — | — | — | — | — | 72,780 | 72,780 |
| Dividend proposed - 2001 final | — | — | — | — | — | — | — | (133,202) | (133,202) |
| Balance at 30 June 2002 | 2,664,038 | 1,281,696 | 70,546 | (92,506) | 82,248 | 62,328 | 158,415 | 418,815 | 4,645,580 |
| Balance at 1 January 2001 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,902 | 311,856 | 3,923,122 |
| Net profit for the period | — | — | — | — | — | — | — | 131,556 | 131,556 |
| Dividends paid - 2000 final | — | — | — | — | — | — | — | (24,340) | (24,340) |
| Appropriations | — | — | — | — | — | — | 59 | (59) | — |
| Balance at 30 June 2001 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,961 | 419,013 | 4,030,338 |

**CONDENSED CONSOLIDATED CASH FLOW STATEMENT - Prepared under IAS**
FOR THE SIX MONTHS ENDED 30 JUNE 2002

| | For the six months ended 30.6.2002 RMB'000 (Unaudited) | 30.6.2001 RMB'000 (Unaudited) |
|---|---|---|
| Net cash inflow from operating activities | 399,909 | 433,456 |
| Net cash outflow from investing activities | (774,666) | (263,866) |
| Net cash inflow (outflow) from financing activities | 5,089 | (245,793) |
| Decrease in cash and cash equivalents | (369,668) | (76,203) |
| Cash and cash equivalents at beginning of the period | 681,060 | 366,103 |
| Cash and cash equivalents at end of the period | 311,392 | 289,900 |



# JIANGXI COPPER COMPANY LIMITED

# 江西銅業股份有限公司

*(A Sino-foreign joint stock limited company incorporated in the Peoples's Republic of China)*

## 2002 INTERIM RESULTS ANNOUNCEMENT

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2002

1. GENERAL

The Company is a sino-foreign joint venture joint stock limited company established in the PRC. Jiangxi Copper Company is a substantial shareholder of the Company.

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 "Interim financial reporting" and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention and in accordance with IAS. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2001.

3. SEGMENT INFORMATION

An analysis of the Group's turnover for the period, by business segments, is as follows:

| | Turnover | |
|---|---|---|
| | For the six months ended | |
| | 30.6.2002 | 30.6.2001 |
| | *RMB'000* | *RMB'000* |
| Business segments: | | |
| Sales of goods | 1,469,332 | 1,832,248 |
| Tolling services | 92,343 | 28,449 |
| | 1,561,675 | 1,860,697 |

The Group's turnover and net profit for the period are almost entirely derived from the production and sale of copper cathode and other related products. The directors consider that these activities constitute one business segment since the products are related and are subject to common risks and returns.

An analysis of the Group's turnover for the period, by geographical market segments, is as follows:

| | Turnover | |
|---|---|---|
| | For the six months ended | |
| | 30.6.2002 | 30.6.2001 |
| | *RMB'000* | *RMB'000* |
| Geographical market segments: | | |
| PRC | 1,485,919 | 1,845,055 |
| Others | 75,756 | 15,642 |
| | 1,561,675 | 1,860,697 |

All of the production facilities of the Group are located in the PRC.

4. DEPRECIATION AND AMORTISATION

During the period, depreciation of RMB203,532,000 (2001: RMB194,306,000) was charged in respect of the Group's property, plant and equipment and amortisation of RMB1,998,000 (2001: RMB1,795,000) was charged in respect of the Group's other assets.

5. TAXATION

| | For the six months ended | |
|---|---|---|
| | 30.6.2002 | 30.6.2001 |
| | *RMB'000* | *RMB'000* |
| Domestic income tax | 15,033 | 47 |

Pursuant to the Provisional Regulation of the PRC on enterprise income tax promulgated by the State Council on 26 November 1993, with effect from 1 January 1994, all PRC domestic enterprises are subject to a unified income tax rate of 33% on their taxable profits.

Pursuant to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and confirmed by the Jiangxi Provincial Tax Bureau, the Company, being a Sino-foreign joint venture joint stock limited company involved in manufacturing, is exempted from PRC enterprise income tax for a period of two years from its first profitable year, and thereafter will be entitled to a 50% relief on the income tax calculated at the unified income tax rate of 33% for a period of three years. Year 2001 was the third and last year of the three-year tax relief period and a reduced income tax rate of 16.5% therefore applied.

Pursuant to a notice dated 14 January 2000 issued jointly by the Ministry of Finance and the State Tax Bureau, which is also subsequently confirmed by the Jiangxi Provincial Tax Bureau, the unutilised tax benefit in respect of the purchase of domestic machinery and equipment for Year 2000 is RMB55,627,972, income tax benefit for Year 2001 is to be RMB13,037,712, which is not yet confirmed by the relevant tax bureau. As the payable income tax of the Company has not been finally cleared, the tax benefit is not deducted from the Company's payable income tax.

Pursuant to a notice dated 16 April 2001 issued by the Jiangxi Provincial Tax Bureau, the Company, being located in the mid-western part of the PRC, is entitled to a 50% relief on the income tax calculated at the unified income tax rate of 33% for a period of three *years from Year 2002 to Year 2004. The Company is into the first* year of the three-year tax relief period and a reduced income tax rate of 16.5% therefore applies.

Domestic income tax in the PRC for the Company's subsidiaries for Year 2002 is calculated at the rate of 33% (2001: 33%) on the estimated assessable profit during the period.

At 30 June 2002, the deductibility of the provision for doubtful debts for taxation purpose has not been agreed with the local tax bureau. In the opinion of the directors, it is not reasonably certain that the whole or part of the amount of accumulated provision for doubtful debts of approximately RMB90 million (2001: RMB86 million) can be deducted in determining taxable profits in the future. Accordingly, the potential deferred tax asset of approximately RMB30 million (31.12.2001: RMB28 million) has not been recognised in the condensed financial statements.

6. DIVIDENDS

On 11 April 2002, a dividend of RMB0.05 per share (tax inclusive for A Shares), in aggregate approximately RMB133,202,000, was proposed to be distributed to all shareholders as the final dividend for Year 2001.

On 31 May 2001, a dividend of RMB0.01 per share, in aggregate approximately RMB24,340,000, was paid to the shareholders as the final dividend for Year 2000.

The board of directors does not recommend the payment of an interim dividend for the six months ended 30 June 2002. No interim dividend was declared for the same period last year.

7. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the period is based on the net profit for the period of RMB72,780,000 (2001: RMB131,556,000) and on 2,664,038,200 shares (2001: 2,434,038,200 shares) outstanding during the period.

(2) The Unaudited Financial Statements of the Company for six months ended 30 June 2002 - Prepared under PRC GAAP

BALANCE SHEET - Prepared under PRC GAAP
30 JUNE 2002

| | 30 June 2002 (Unaudited) | | 31 December 2001 | |
|---|---|---|---|---|
| | Group | Company | Group | Company |
| | *RMB* | *RMB* | *RMB* | *RMB* |
| ASSETS | | | | |
| CURRENT ASSETS: | | | | |
| Bank balances and cash | 311,391,734 | 302,004,761 | 683,327,945 | 682,754,028 |
| Short-term investments | 20,846,028 | 20,846,028 | 1,235,053 | 1,235,053 |
| Bills receivable | 32,924,186 | 32,424,186 | 32,970,563 | 31,355,943 |
| Dividends receivable | — | 105,588 | — | — |
| Interests receivable | — | — | 10,937,654 | 10,937,654 |
| Accounts receivable | 194,343,767 | 193,957,934 | 177,743,253 | 178,270,442 |
| Other receivables | 55,710,677 | 55,745,965 | 42,923,116 | 42,825,368 |
| Prepayment | 149,068,589 | 98,478,589 | 112,812,279 | 112,812,279 |
| Inventories | 1,422,589,442 | 1,422,265,813 | 1,576,282,316 | 1,576,227,466 |
| Prepaid expenses | — | — | 8,000,000 | 8,000,000 |
| TOTAL CURRENT ASSETS | 2,186,874,423 | 2,125,828,864 | 2,646,232,179 | 2,644,418,233 |

BALANCE SHEET - Prepared under PRC GAAP (continued)
30 JUNE 2002

| | 30 June 2002 (Unaudited) | | 31 December 2001 | |
|---|---|---|---|---|
| | Group | Company | Group | Company |
| | *RMB* | *RMB* | *RMB* | *RMB* |
| LONG-TERM INVESTMENTS: | | | | |
| Long-term equity investments | 5,610,000 | 96,585,576 | 5,610,000 | 6,650,594 |
| FIXED ASSETS: | | | | |
| Fixed assets at cost | 10,121,236,309 | 10,121,144,851 | 9,701,846,552 | 9,701,757,594 |
| Less: Accumulated depreciation | 4,727,744,838 | 4,727,664,820 | 4,640,957,581 | 4,640,877,563 |
| Fixed assets, net book value | 5,393,491,471 | 5,393,480,031 | 5,060,888,971 | 5,060,880,031 |
| Less: Provision for impairment on fixed assets | — | — | 8,359,916 | 8,359,916 |
| Fixed assets, net value | 5,393,491,471 | 5,393,480,031 | 5,052,529,055 | 5,052,520,115 |
| Construction in progress | 867,905,973 | 846,677,118 | 664,541,070 | 664,541,070 |
| *TOTAL FIXED ASSETS* | *6,261,397,444* | *6,240,157,149* | *5,717,070,125* | *5,717,061,185* |
| INTANGIBLE AND OTHER ASSETS: | | | | |
| Intangible assets | 108,128,844 | 108,128,844 | 89,864,900 | 89,864,900 |
| Long-term deferred expenses | 69,344,407 | 69,344,407 | 1,371,495 | 1,371,495 |
| TOTAL INTANGIBLE AND OTHER ASSETS | 177,473,251 | 177,473,251 | 91,236,395 | 91,236,395 |
| TOTAL ASSETS | 8,631,355,118 | 8,640,044,840 | 8,460,148,699 | 8,459,366,407 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| CURRENT LIABILITIES: | | | | |
| Short-term loans | 992,517,060 | 992,517,060 | 989,668,243 | 989,668,243 |
| Bills payable | 186,625,000 | 186,625,000 | 118,871,825 | 118,871,825 |
| Accounts payable | 175,425,703 | 175,425,703 | 229,060,232 | 229,060,232 |
| Advance from customers | 13,092,957 | 83,092,957 | 22,367,012 | 22,367,012 |
| Accrued welfare | 200,695 | 184,648 | 382,088 | 371,488 |
| Dividends payable | 133,201,910 | 133,201,910 | 133,201,910 | 133,201,910 |
| Taxes payable | 16,691,003 | 16,670,417 | (2,267,842) | (2,336,071) |
| Other unpaid | 15,928,994 | 15,908,130 | 17,750,994 | 17,743,599 |
| Other payables | 173,575,626 | 172,973,229 | 235,419,998 | 235,417,659 |
| Accrued expenses | 1,600,000 | 1,600,000 | 2,500,000 | 2,500,000 |
| Long-term liabilities due within one year | 392,270,200 | 392,270,200 | 173,870,000 | 173,870,000 |
| TOTAL CURRENT LIABILITIES | 2,101,129,148 | 2,170,469,254 | 1,920,824,460 | 1,920,735,897 |
| LONG-TERM LIABILITIES: | | | | |
| Long-term loans | 1,703,519,800 | 1,703,519,800 | 1,836,920,000 | 1,836,920,000 |
| Long-term payable | 43,976,000 | 43,976,000 | 44,911,000 | 44,911,000 |
| Special payable | 77,000,000 | 77,000,000 | 84,000,000 | 84,000,000 |
| TOTAL LONG-TERM LIABILITIES | 1,824,495,800 | 1,824,495,800 | 1,965,831,000 | 1,965,831,000 |
| TOTAL LIABILITIES | 3,925,624,948 | 3,994,965,054 | 3,886,655,460 | 3,886,566,897 |
| MINORITY INTEREST | 60,650,384 | — | 693,729 | — |
| SHAREHOLDERS' EQUITY: | | | | |
| Share capital | 2,664,038,200 | 2,664,038,200 | 2,664,038,200 | 2,664,038,200 |
| Capital reserves | 1,292,747,042 | 1,292,747,042 | 1,292,747,042 | 1,292,747,042 |
| Surplus reserves | 302,991,520 | 302,854,799 | 302,991,520 | 302,854,799 |
| Including: Statutory Public Welfare Fund | 62,328,331 | 62,315,695 | 62,328,331 | 62,315,695 |
| Unappropriated profits | 385,303,024 | 385,439,745 | 313,022,748 | 313,159,469 |
| TOTAL SHAREHOLDERS' EQUITY | 4,645,079,786 | 4,645,079,786 | 4,572,799,510 | 4,572,799,510 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 8,631,355,118 | 8,640,044,840 | 8,460,148,699 | 8,459,366,407 |



# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(A Sino-foreign joint stock limited company incorporated in the Peoples's Republic of China)*

## 2002 INTERIM RESULTS ANNOUNCEMENT

### STATEMENT OF INCOME AND PROFITS APPROPRIATION - Prepared under PRC GAAP
FOR THE PERIOD ENDED 30 JUNE 2002

| | Six months period ended 30 June | | | |
|---|---|---|---|---|
| | 2002 (Unaudited) | | 2001 (Unaudited) | |
| | Group | Company | Group | Company |
| | *RMB* | *RMB* | *RMB* | *RMB* |
| Net revenue from principle operations | 1,561,675,280 | 1,561,322,720 | 1,860,696,501 | 1,860,310,594 |
| Less: Cost of principle operations | 1,264,408,196 | 1,264,296,097 | 1,536,349,611 | 1,536,349,611 |
| Sales tax on principle operations | 17,536,744 | 17,525,488 | 16,292,645 | 16,292,645 |
| Income from principle operations | 279,730,340 | 279,501,135 | 308,054,245 | 307,668,338 |
| Add: Income from other operations | 8,408,280 | 8,408,280 | 1,464,416 | 1,464,416 |
| Less: Operating expenses | 15,093,955 | 15,093,955 | 14,363,376 | 14,318,061 |
| Administrative expenses | 103,353,521 | 103,203,807 | 78,832,253 | 78,629,805 |
| Financial expenses | 70,782,757 | 70,785,377 | 83,109,089 | 83,112,749 |
| Operating profit | 98,908,387 | 98,826,276 | 133,213,943 | 133,072,139 |
| Add: Investment income | 1,723,858 | 1,764,428 | — | 116,021 |
| Subsidies | — | — | 98,359 | — |
| Non-operating income | 1,225,809 | 1,206,999 | 5,454,748 | 5,454,748 |
| Less: Non-operating expenses | 14,517,458 | 14,517,458 | 7,086,648 | 7,086,648 |
| Profit before income tax | 87,340,596 | 87,280,245 | 131,680,402 | 131,556,260 |
| Less: Income tax | 15,033,273 | 14,999,969 | 46,795 | — |
| Minority interest | 27,047 | — | 77,347 | — |
| Net profit | 72,280,276 | 72,280,276 | 131,556,260 | 131,556,260 |
| Add: Unappropriated profits at the beginning of the year | 313,022,748 | 313,159,469 | 265,441,482 | 265,500,555 |
| Profits available for appropriation | 385,303,024 | 385,439,745 | 396,997,742 | 397,056,815 |
| Less: Appropriations to statutory surplus reserve | — | — | 59,015 | — |
| Appropriations to statutory public welfare fund | — | — | — | — |
| Profits available for appropriation to shareholders | 385,303,024 | 385,439,745 | 396,938,727 | 397,056,815 |
| Less: Appropriation to discretionary surplus reserve | — | — | — | — |
| Dividends | — | — | — | — |
| Unappropriated profits at the end of the year | 385,303,024 | 385,439,745 | 396,938,727 | 397,056,815 |

### SUPPLEMENTAL INFORMATION

| Items | Six months period ended 30 June 2002 Group and Company *RMB* | 2001 Group and Company *RMB* |
|---|---|---|
| 1. Subsidies | — | 98,359 |
| 2. (Loss) gain on disposal of fixed assets | (7,173,352) | 2,470,821 |
| 3. Profit from change of accounting estimation | — | 20,292,000 |

### CASH FLOWS STATEMENT – Prepared under PRC GAAP
FOR THE PERIOD ENDED 30 JUNE 2002

| | Six months period ended 30 June 2002 (Unaudited) | |
|---|---|---|
| | Group | Company |
| | *RMB* | *RMB* |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Cash received from sales of goods and rendering of services | 2,170,046,076 | 2,238,356,364 |
| Other cash received relating to operating activities | 2,561,690 | 2,542,880 |
| SUB-TOTAL OF CASH INFLOWS | 2,172,607,766 | 2,240,899,244 |
| Cash paid for goods and services | 1,376,206,686 | 1,324,394,693 |
| Cash paid to and on behalf of employees | 93,342,585 | 93,185,644 |
| Payments of taxes | 154,351,245 | 154,156,694 |
| Other cash paid relating to operating activities | 148,087,796 | 149,177,839 |
| SUB-TOTAL OF CASH OUTFLOWS | 1,771,988,312 | 1,720,914,870 |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | 400,619,454 | 519,984,374 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash received from investment income | 1,544,536 | 1,544,536 |
| Net cash receipts from sales of fixed assets, intangible assets and other long-term assets | 9,552,006 | 9,552,006 |
| Other cash received relating to investing activities | 2,079,797 | 2,077,024 |
| SUB-TOTAL OF CASH INFLOWS | 13,176,339 | 13,173,566 |
| Cash paid to acquire fixed assets, intangible assets and other long-term assets | 578,055,389 | 556,744,017 |
| Cash paid to acquire investments | 19,431,653 | 109,431,653 |
| Cash paid for acquisition of Wushan Mine | 191,066,987 | 191,066,987 |
| SUB-TOTAL OF CASH OUTFLOWS | 788,554,029 | 857,242,657 |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | (775,377,690) | (844,069,091) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Cash received from borrowing | 814,018,489 | 814,018,489 |
| Cash received from investments by minority shareholders | 60,000,000 | — |
| Other cash received relating to financing activities | 10,937,654 | 10,937,654 |
| SUB-TOTAL OF CASH INFLOW | 884,956,143 | 824,956,143 |
| Cash repayment of amounts borrowed | 789,169,672 | 789,169,672 |
| Cash paid for distribution of dividends on profits and for interest expenses | 89,761,666 | 89,248,241 |
| Including: dividends paid to minority shareholders in subsidiaries | 70,392 | — |
| Other cash paid relating to financing activities | 935,000 | 935,000 |
| SUB-TOTAL OF CASH OUTFLOWS | 879,866,338 | 879,352,913 |
| NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES | 5,089,805 | (54,396,770) |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH | — | — |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | (369,668,431) | (378,481,487) |

### SUPPLEMENTAL INFORMATION

| | Six months period ended 30 June 2002 (Unaudited) | |
|---|---|---|
| | Group | Company |
| | *RMB* | *RMB* |
| 1. RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| NET PROFIT | 72,280,276 | 72,280,276 |
| Add: | | |
| Minority interest | 27,047 | - |
| Provision for impairment losses of assets | (721,291) | (721,291) |
| Depreciation of fixed assets | 195,532,364 | 195,452,347 |
| Amortisation of intangible assets | 1,997,616 | 1,997,616 |
| Amortisation of long-term deferred expenses | 1,027,088 | 1,027,088 |
| Decrease in prepaid expenses (or deduct: increase) | 8,000,000 | 8,000,000 |
| Increase in accrued expense (or deduct: decrease) | (900,000) | (900,000) |
| Loss on disposal of fixed assets, intangible assets and other long-term assets (or deduct: gains) | 7,173,352 | 7,173,352 |
| Financial expenses | 71,101,877 | 70,661,617 |
| Losses arising from investments (or deduct: gains) | (1,544,536) | (1,585,106) |
| Decrease in inventories (or deduct: increase) | 169,670,294 | 169,939,073 |
| Decrease in operating receivables (or deduct: increase) | (63,102,732) | (12,847,366) |
| Increase in operating payables (or deduct: decrease) | (59,921,901) | 9,506,768 |
| Net cash flows from operating activities | 400,619,454 | 519,984,374 |
| 2. INVESTING AND FINANCING ACTIVITIES NOT INVOLVING IN CASH RECEIPTS AND PAYMENTS | — | — |
| 3. NET DECREASE IN CASH AND CASH EQUIVALENTS | | |
| Cash and cash equivalents at the end of the year | 311,391,734 | 302,004,761 |
| Less: cash and cash equivalents at the beginning of the year | 681,060,165 | 680,486,248 |
| Net decrease in cash and cash equivalents | (369,668,431) | (378,481,487) |

**Notes to the Financial statements prepared in accordance with PRC GAAP**

1. The accounting policies adopted in the financial statements for the first half of the year are in consistent with the 2001 annual financial statements. During the period, there are no changes in accounting estimates and revisions for accounting errors.

2. During the period, the Company and Jiangxi Copper Company jointly invested and established Jiangxi Copper Products Co. Ltd. which became a subsidiary controlled by the Company (details of which are set out in 3. Establishment of Joint Venture under (5) Connected Transactions of Section 7 Important Events). Accordingly, as compared with 2001, the financial statements of Jiangxi Copper Products Co. Ltd. are added into the consolidation of financial statements for the first half of the year.

3. The interim results of the Company were unaudited.

By Order of the Board
**He Changming**
*Chairman*

Jiangxi Province, the PRC, 20 August 2002

03 APR -3 AM 7:21

# JIANGXI COPPER COMPANY LIMITED

(A Sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)

## INTERIM REPORT 2002



**The Board of Directors of Jiangxi Copper Company Limited (the "Company") warrants that there are no false representation, misleading statement contained in or material omission from this interim report, and collectively and individually accept full responsibility for the truthfulness, accuracy and completeness of the information herein contained.**

**This interim report had been considered and approved by the directors of the Company (the "Directors") at a meeting of the board of Directors (the "Board"). Ms. Qi Huaiying, Messrs. Liu Xinxi and Sun Chuanyao appointed other Director to attend and vote on behalf of them.**

**The interim results of the Company have not been audited.**

| | | | |
|---|---|---|---|
| 1. | Legal name of the Company in Chinese | : | 江西銅業股份有限公司 |
| | Legal name of the Company in English | : | Jiangxi Copper Company Limited |
| | English abbreviation | : | JCCL |
| 2. | Stock Exchange Listings (A Shares) | : | Shanghai Stock Exchange |
| | (H Shares) | : | The Stock Exchange of Hong Kong Limited<br>London Stock Exchange Limited (secondary listing) |
| | Stock abbreviation | : | A Shares/H Shares: Jiangxi Copper<br>A Shares/H Shares: 600362/0358 |
| 3. | Registered and office address: | : | 15 Yejin Avenue, Guixi City, Jiangxi, the PRC |
| | Zip code | : | 335424 |
| | E-mail address | : | jccl@jxcc.com |
| | Website | : | http://www.jxcc.com |
| 4. | Legal representative | : | He Changming |
| 5. | Company secretary | : | Huang Dongfeng |
| | Address | : | 15 Yejin Avenue, Guixi City, Jiangxi |
| | Telephone | : | 701-3777735 |
| | Fax | : | 701-3777013 |
| | E-mail address | : | jccl@jxcc.com |
| 6. | Name of newspapers for information dissemination | : | China Securities Daily,<br>Hong Kong Economic Times,<br>The Standard (in English) |
| | Website for information dissemination | : | http://www.sse.com.cn<br>http://www.hkex.com.hk |
| | Place available for inspection of Annual Report | : | Secretarial Office of the Board of Directors of the Company |

# CONTENTS

# MAJOR FINANCIAL DATA AND INDICATORS

## (1) Financial data and indicators prepared under IAS (unaudited)

### Financial Summary

| | For the six months ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | ***RMB'000*** | *RMB'000* |
| Turnover | **1,561,675** | 1,860,697 |
| Profit before tax | **87,840** | 131,680 |
| Profit for the period | **72,780** | 131,556 |
| Basic earnings per share | **RMB0.0273** | RMB0.0540 |

### Asset Summary

| | **As at 30 June 2002** | As at 31 December 2001 |
|---|---|---|
| | **RMB'000** | RMB'000 |
| Total assets | **8,602,772** | 8,470,761 |
| Total liabilities | **3,896,542** | 3,764,065 |
| Minority interests | **60,650** | 694 |
| Net assets | **4,645,580** | 4,706,002 |
| Net assets per share | **RMB1.744** | RMB1.766 |

## (2) Financial data and indicators prepared under PRC GAAP (unaudited)

| | For the six months ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | ***RMB'000*** | *RMB'000* |
| Net profit | **72,280** | 131,556 |
| Net profit less non-regular profit and loss (Note) | **79,453** | 108,695 |
| Earnings per share | **RMB0.0271** | RMB0.0540 |
| Net cash flow per share from operating activities | **RMB0.150** | RMB0.163 |
| Ratio of net asset earning (fully diluted) | **1.56%** | 3.26% |
| Ratio of net asset earning after deducting non-regular profit and loss (weighted average) | **1.73%** | 2.74% |

| | **As at 30 June 2002** | As at 31 December 2001 |
|---|---|---|
| | ***RMB'000*** | *RMB'000* |
| Shareholders' interests (excluding minority interest) | **4,645,080** | 4,572,800 |
| Net assets per share | **RMB1.744** | RMB1.716 |
| Adjusted net assets per share | **RMB1.711** | RMB1.707 |

**Note: The amounts after deducting extraordinary profit and loss items**

| Items | | For the six months ended 30 June 2002 *RMB'000* | 2001 *RMB'000* |
|---|---|---|---|
| 1. | Earning from subsidy | — | 98 |
| 2. | (Loss) gain on disposal of asset | (7,173) | 2,471 |
| 3. | Addition of total profit from estimated accounting changes | — | 20,292 |

## (3) Difference between financial statements prepared under IAS and PRC GAAP

The financial statements of the Company prepared under PRC GAAP are difference from those prepared under IAS. As at 30 June 2002, net profit and net assets for the period were RMB72,280,000 and RMB4,645,080,000 respectively according to PRC GAAP. These figures can be reconciled to that under IAS as follows:

| | Net profit for the six months ended 30 June 2002 *RMB'000* *(unaudited)* | Net assets as at 30 June 2002 *RMB'000* *(unaudited)* |
|---|---|---|
| Per PRC GAAP | 72,280 | 4,645,080 |
| Adjustment according to IAS: | | |
| — Interest income from short term debenture investment which is recognised as income under IAS | 500 | 500 |
| Per IAS | 72,780 | 4,645,580 |

Difference in classification of items of the financial statements under IAS and PRC GAAP was attributable to divergency in certain items in the respective condensed financial statements prepared between the two accounting standards.

## (1) Change in shareholding

There was no change in the total number of shares of the Company during the reporting period. As the Company issued 230,000,000 A shares on 21 December 2001 which were listed in the Shanghai Stock Exchange on 11 January 2002, the share structure of the Company incurred changes during the reporting period as follows:

| | | | **Before change (number of shares)** | **After change (number of shares)** |
|---|---|---|---|---|
| I. | Unlisted shares | | | |
| | 1. | Shares held by promotors | | |
| | | Of which: | | |
| | | Shares held by the State-owned legal person | 1,275,556,200 | 1,275,556,200 |
| | | Shares held by domestic legal persons | 2,000,000 | 2,000,000 |
| | | Shares held by overseas legal persons | — | — |
| | | Other | — | — |
| | 2. | Issued but unlisted A Shares | 230,000,000 | — |
| | 3. | Shares held by staff | — | — |
| | 4. | Preferred shares or other | — | — |
| | Total of unlisted shares | | 1,507,556,200 | 1,277,556,200 |
| II. | Listed shares | | — | — |
| | 1. | RMB ordinary shares | — | 230,000,000 |
| | 2. | Domestically listed foreign capital shares | — | — |
| | 3. | Overseas listed foreign capital shares | 1,156,482,000 | 1,156,482,000 |
| | Total of listed shares | | 1,156,482,000 | 1,386,482,000 |
| III. | Total shares | | 2,664,038,200 | 2,664,038,200 |

## (2) Shareholding of substantial shareholders

As at 30 June 2002, the number of shareholders holding the Company's shares amounted to 61,760, of whom 4,016 were H shares holders and 57,744 were A shares holders. The top ten shareholders of the Company are as follows:

| Name of shareholders | Number of shares | Percentage of holdings (%) | Class of shares |
|---|---|---|---|
| 1. Jiangxi Copper Company | 1,275,556,200 | 47.881 | State-owned legal person shares |
| 2. HKSCC Nominees Limited | 1,132,646,000 | 42.516 | H shares |
| of which: Industry (China) Investment Limited ("International Copper") | 500,000,000 | 18.768 | H shares |
| 3. Guotai Jinying Fund | 5,000,000 | 0.188 | Listed A shares |
| 4. Changcheng Securities | 3,000,092 | 0.113 | Listed A shares |
| 5. Vehicle Finance | 1,850,000 | 0.069 | Listed A shares |
| 6. Penghua Growth Fund | 1,725,700 | 0.065 | Listed A shares |
| 7. Lin Zhenliang | 1,191,218 | 0.045 | Listed A shares |
| 8. Longyuan Fund | 1,100,000 | 0.041 | Listed A shares |
| 9. SONG CHEN YUAN | 1,095,000 | 0.041 | H shares |
| 10. Shenzhen Baoheng (Group) Co., Ltd. | 1,000,000 | 0.038 | Legal person shares |

According to the register of substantial shareholders, maintained under Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Hong Kong ("SDI Ordinance"), as at 30 June, 2002, the following shareholders had an interest representing 10% or more in the relevant class of the Company's issued share capital.

| Name | Number of shares | % of the number of the relevant class of issued shares | % of total number of issued shares |
|---|---|---|---|
| Jiangxi Copper Company | 1,275,556,200 Domestic Shares | 99.843% | 47.881% |
| International Copper (note 1) | 500,000,000 H Shares | 43.235% | 18.768% |

*Note:* (1) *By virtue of their respective interests in International Copper, Silver Grant International Industries Limited, China Minmetals H.K. (Holdings) Limited, Nonferrous Metals International (BVI) Limited, Nonferrous Metals International Limited and International Copper Industry Investment (BVI) Limited are deemed to be interested in the H Shares held by International Copper under the SDI Ordinance.*

(2) *As at 30 June 2002, there was no change in the number of shares held by Jiangxi Copper Company, the controlling shareholder, and none of such shares was mortgaged, frozen or trusted.*

(3) *There was no connected relationship among legal person's shareholders in the top ten shareholders of the Company and the Company cannot ascertain as to whether there was any connected relationship among other shareholders.*

(4) *According to the register of members as at 30 June 2002 provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of numerous accounts including 500,000,000 H shares of the Company held by a single shareholder, namely International Copper (the promoter) through its agent, representing appropriately 18.768% of the total share capital of the Company. Such shares were totally pledged to the Bank of China (Hong Kong) Limited on the day when the Company was listed in 1997.*

(1) None of the Company's directors, supervisors and senior management held any of its shares and this remained unchanged during the reporting period.

(2) Upon approval by shareholders at the annual general meeting held in the reporting period, the resignations of Messrs. Long Tao and Cui Guisheng as an independent non-executive director and executive director of the Company respectively were accepted, and Messrs. Kang Yi and Liang Qing were elected independent non-executive director and executive director of the Company respectively.

(3) Directors', Supervisors' and Senior Management's Interests In and Rights to Subscribe Securities

As at 30 June, 2002, none of the directors, supervisors or senior management held any interest in the shares of the Company, or any of its associated corporations as defined in the SDI Ordinance, and none of the directors, supervisors or senior management, or their spouses or children under the age of 18, had any right to subscribe for shares of the Company, or had exercised any such right during the period.

## (1) Scope of business of the Company

The Company is the largest integrated copper manufacturer in the People's Republic of China (the "PRC"). The principal activities of the Company include copper mining, milling, smelting, refining, production of copper cathode and such by-products as pyrite concentrates, sulphuric acid, gold and silver. The Company also provides smelting and refining processing services under toll arrangement. The subsidiaries of the Company are mainly engaged in the sales of sulphuric acid. This year the Company has become the holding company of Jiangxi Copper Products Co. Ltd. which is to start construction.

## (2) Review of Operation

### 1. Discussion and analysis of operations and operation achievements

(i) Production Volume

Notwithstanding installation and butt-joint undertaken to the principal project of the Guixi Smelter Phase III technological renovation and suspension of operation for overhaul of the furnaces (which is conducted twice every three years) during the reporting period, production volume has been affected to a certain extent, the Company resumed blister copper production through meticulous arrangements after the smelting system and the refining system had suspended operations for 60 days and 20 days respectively. As a result, the actual production volumes of the Company's major products were more than that as expected by the Board of Directors early this year and was basically at the same level or slightly lower than that for the corresponding period of the previous year. During the first half of the year, improvement was recorded in numerous economic technological indexes such as copper milling recovery rate, smelting recovery rate and electricity consumption rate, as compared with last year.

The following table reflects the total output of the Company for the six months ended 30 June 2002:

| | **Output** | | | |
|---|---|---|---|---|
| **Items** | **2002** | 2001 | **Increase (decrease)** | **Increase (decrease) in%** |
| Copper cathode (tonne) | **70,966** | 102,832 | (31,866) | (31.0) |
| Processing copper (tonne) | **35,042** | 8,707 | 26,335 | 302.5 |
| Total | **106,008** | 111,539 | (5,531) | (5.0) |
| Gold (kg) | **3,215** | 3,408 | (193) | (5.7) |
| Silver (kg) | **55,520** | 57,496 | (1,976) | (3.4) |
| Sulphuric acid (tonne) | **281,882** | 408,829 | (126,947) | (31.0) |
| Pyrite concentrates (tonne) | **387,449** | 380,604 | 6,845 | 1.8 |

(ii) Operating Results

For the six months ended 30 June 2002, turnover of the Company calculated under IAS amounted to RMB1,561,675,000, decreased by RMB299,022,000 (or 16.1%) from RMB1,860,697,000 for the corresponding period last year; gross profit of RMB279,730,000 was recorded, representing a decline of RMB28,324,000 (or 9.2%) from RMB308,054,000 for the corresponding period of last year; profit for the period amounted to RMB72,780,000, decreased by RMB58,776,000 (or 44.7%).

In accordance with PRC GAAP, net profit calculated under PRC GAAP amounted to RMB72,280,000, decreased by RMB59,276,000 from RMB131,556,000 (or 45.1%) for the corresponding period last year.

(iii) Discussion and Analysis of Operating Results

(the relevant figures are extracted from the condensed interim financial statements prepared under IAS)

**Turnover**

For the reporting period, the Company recorded turnover of RMB1,561,675,000, decreased by RMB299,022,000 (or 16.1%) from the corresponding period of the previous year, which is principally attributable to the following reasons:

(i) Sales volume of processing copper surged by 26,335 tonnes, resulting in an increase in turnover by approximately RMB86,037,000 and the sales of copper cathode of the Company decreased by 23,768 tonnes leading to a decline in turnover by approximately RMB349,200,000. Turnover decreased by a total of approximately RMB263,163,000;

(ii) The combined effect of reductions in copper prices and other products causing a drop in turnover by approximately RMB93,155,000;

(iii) Changes in sales and structure of other products resulted in a surge in turnover by approximately RMB57,296,000.

An analysis of the Company's turnover for the reporting period, by products, is as follows:

| | Turnover | Percentage of turnover | Cost of Sales and services | Gross profit |
|---|---|---|---|---|
| | *RMB'000* *(unaudited)* | % | *RMB'000* *(unaudited)* | % |
| Non-ferrous metals | 1,135,372 | 72.7 | 1,050,319 | 7.5 |
| Precious metals | 334,825 | 21.4 | 148,316 | 55.7 |
| Chemical products | 91,478 | 5.9 | 83,310 | 8.9 |
| Total | 1,561,675 | 100 | 1,281,945 | 17.9 |

**Profit for the period**

In the reporting period, the Company realised profit of RMB72,780,000, reduced by RMB58,776,000 (or 44.7%), which is mainly resulted from the followings:

(i) Changes in sales volume and sales structure which led to an increase in profit of the Company by approximately RMB2,490,000.

The following table reflects the sales volumes of the Company for the six months ended 30 June 2002:

| | Sales Volumes | | | |
|---|---|---|---|---|
| **Items** | **2002** | 2001 | **Increase (decrease)** | **Increase (decrease) %** |
| Copper cathode (tonne) | **72,128** | 95,896 | (23,768) | (24.8) |
| Processing copper (tonne) | **35,042** | 8,707 | 26,335 | 302.5 |
| Total | **107,170** | 104,603 | 2,567 | 2.5 |
| Gold (kg) | **3,215** | 3,408 | (193) | (5.7) |
| Silver (kg) | **55,520** | 61,864 | (6,344) | (10.3) |
| Sulphuric acid (tonne) | **288,002** | 388,982 | (100,980) | (26.0) |
| Pyrite concentrates (tonne) | **576,950** | 371,564 | 205,386 | 55.3 |

(ii) Due to global economic instability, copper prices and tolling fee plunged when compared with the corresponding period of the previous year. However, the significant increases in gold and silver prices had eased the impact of reductions in copper prices to a certain extent. This price factor led to a decrease in the Company's profit by approximately RMB93,155,000 for the period.

Despite the rebounding trends of global copper prices has persisted since November 2001 and that the prices rallied slowly during the first half of the year, copper prices in the domestic and international markets stood at low levels when compared to the corresponding period last year. The price of copper on the London Metals Exchange (LME) and the Shanghai Futures Exchange (SHFE) had decreased by approximately 7.0% and 9.5% respectively when compared with the corresponding period of the previous year (see the charts below).

During the reporting period, the average selling price of copper cathode was RMB15,522/tonne (inclusive of tax), which was RMB102/tonne higher than the average monthly settling price of copper on SHFE for the first half of the year, but decreased by RMB1,668/tonne (or about 9.7%) when compared with the average selling price of the Company during the corresponding period of the previous year.

The following table reflects the average selling prices for the Company's products for the six months ended 30 June 2002:

| | Avarage selling price (Excluding tax) | | | |
|---|---|---|---|---|
| **Items** | **2002** | 2001 | **Increase (decrease)** | **Increase (decrease) %** |
| Copper cathode (RMB/tonne) | **13,267** | 14,692 | (1,425) | (9.7) |
| Processing copper (RMB/tonne) | **2,635** | 3,267 | (632) | (19.3) |
| Gold (RMB/kg) | **79,283** | 72,238 | 7,045 | 9.8 |
| Silver (RMB/kg) | **1,177** | 1,023 | 154 | 15.1 |
| Sulphuric acid (RMB/tonne) | **199** | 193 | 6 | 3.1 |
| Pyrite concentrates (RMB/tonne) | **56** | 58 | (2) | (3.4) |

(iii) The Company endeavoured to strengthen cost control during the reporting period, unit cost of copper cathode dropped by 7.1% from the corresponding period last year. The decline in unit costs of sales for products of the Company led to an increase in profit by approximately RMB63,130,000.

(iv) Expenses (i.e. administrative fee, financial and distribution costs) for the reporting period had increased when compared to that of the corresponing period of the previous year resulting in a drop in profit for the reporting period by approximately RMB6,406,000.

(v) During the reporting period, the tax bureau has not yet finalised and confirmed the amount of tax benefit, which is calculated to be 40% of the investment amount of plant and equipment manufactured in the PRC. Provision for income tax calculated at the rate of 16.5% of taxable profit has been made, leading to a decline in profit by approximately RMB14,986,000.

(vi) Other items led to a decrease in profit for the period by approximately RMB9,849,000.

**2. Discussion and analysis of financial situation**

(i) Changes in Assets and shareholders' interest

As at 30 June 2002, the total assets of the Company amounted to RMB8,602,772,000, representing an increase of RMB132,011,000 (or 1.6%) from RMB 8,470,761,000 as at the end of last year. The increase was mainly attributable to an increase in investment of Guixi Phase III Project and acquisition of Wushan Copper Mine in the reporting period.

As at 30 June 2002, the capital and reserves of the Group amounted to RMB4,645,580,000, representing a decrease of RMB60,422,000 (or 1.3%) from RMB 4,706,002,000 as at the end of last year. The decrease was attributable to a realization of profits for this period and RMB133,202,000 of dividend payable from to the reserve of last year.

As at 30 June 2002, the total liabilities to total assets ratio of the Company was 45.3%, representing a slight increase of 0.9 percentage from 44.4% of the total liabilities to total assets ratio as at the end of last year.

(ii) Change in operating capital

As at 30 June 2002, operating capital of the Company was RMB9,590,000, representing a decrease of RMB758,392,000 compared to that of the end of last year. The current ratio declined from 1.41:1 as at the end of last year to 1:1 as at the end of the reporting period.

The decrease in operating capital was attributable to (1) most of proceeds recognised as current assets at the end of last year were utilised to finance investment in the reporting period (Please refer to "1. Investment from proceeds under (3) "Investment" for details); (2) an increase in loans due within one year; (3) the Company plans to arrange for the reasonable use of short term loans in an attempt to reduce interest expenses; and (4) the increase was attributable to a distribution of dividend amounting to RMB133,202,000 in the reporting period. Such dividend was paid to all of the shareholders on 5 July 2002.

(iii) Cash flow

For the six months ended 30 June 2002, cash inflow from operations of the Company amounted to RMB399,909,000; net cash outflow from investment activities amounted to RMB774,666,000; net cash inflow from financial activities amounted to approximately RMB5,089,000; cash and cash equivalents reduced by RMB369,668,000, because of the utilisation of funds to finance investment of Guixi Smelter Phase III Project and acquisition of Wushan Copper Mine in the reporting period.

(iv) Financial Management

During the reporting period, with its good reputation, the Company was able to make timely use of the modern financial instruments and expand its financing activities of notes, thereby reducing finance costs.

During the reporting period, the Company reduced inventories of ancillary materials and spare parts by approximately RMB80,000,000 through stock-taking to make the best use of assets. Consequently, cash flow increased and efficiencies of working capital were enhanced.

**3. Investment**

1. Use of proceeds on investment

As at 21 December 2001, with the approval of China Securities Regulatory Commission, the Company issued 230,000,000 A shares to domestic investors and raised net proceeds of approximately RMB494,850,000 and obtained the interest from freezing of funds in the sum of approximately RMB10,940,000.

During the reporting period, the Company has paid RMB457,760,000 out of the proceeds for the following projects, while the remaining balance of RMB48,030,000 will be used to finance the development project in respect of the copper mine at Fujiawu District.

(1) Acquisition of Wushan Copper Mine project

During the reporting period, the Company paid approximately RMB193,807,000 in cash out of the proceeds and assumed a debt of RMB82,877,600 for the acquisition of assets of Wushan Copper Mine amounted to RMB276,684,600 (including the mining right thereof amounted to RMB20,261,600).

During the reporting period, Wushan Copper Mine produced copper concentrates containing 4,507 tonnes of copper, 72kg of gold and 5,989kg of silver, representing the respective increase of 12.6% and 8.7%, and a decrease of 3.7% over the corresponding period last year.

(2) Technological renovation project of Guixi Smelter Phase III

During the reporting period, the aggregate completed investment of Guixi Smelter Phase III amounted to RMB461,360,000, of which approximately RMB260,050,000 was financed from the proceeds. At present, part of the principal works, namely the technological renovation and installation of flash furnace and sulphuric acid system has already been completed smoothly.

(3) Technological renovation project of Fujiawu open copper mine

At the end of the reporting period, the aggregate investment amounted to approximately RMB72,640,000 for the development of the project, of which RMB3,900,000 was financed from the proceeds.

The use of proceeds in investment projects as mentioned above is in line with those disclosed in the prospectus on the issue of A shares by the Company.

2. Investment by funds other than proceeds

(1) Construction project of Dexing Copper Mine with a daily processing capacity of 90,000 tonnes

The estimated total investment of the project was approximately RMB1,200,000,000. At the end of the reporting period, the aggregate completed investment reached 91%. In particular, the actual completed investment for the first half of the year amounted to RMB142,730,000, and it was expected that the construction project will be completed by the end of the year. During the first half of the year, the average daily processing capacity of Dexing Copper Mine had basically reached 95,000 tonnes.

(2) Copper rods and wires project with an annual production capacity of 150,000 tonnes

On 11 March 2002, the Company and Jiangxi Copper Company entered into a joint venture agreement and jointly established Jiangxi Copper Products Company Limited with an annual production capacity of 150,000 tonnes of oxygen-free copper rods and wires. The Company invested a sum of RMB900,000,000 in cash and owned 60% shares of the joint vernture. Jiangxi Copper Company invested a sum of RMB600,000,000 in cash and owned 40% shares of the joint venture. The project will apply continuous casting and rolling production technologies and introduce foreign advanced production facilites.

At the end of the reporting period, amount of investment contribution was entirely settled and the pre-phase preparation work had basically completed. The contract for introduction of facilities was entered into and construction was expected to commence in September 2002. It was estimated that the project will be completed and production be commenced by the end of 2003.

**4. The operational plan for the second half of the year**

Looking forward to of the second half of the year, it is expected that the copper market can hardly rebound with economic recovery and be bottomed out from the low level of copper price, amid corporate scandals in the US capital market and uncertainties in global economic growth. It was expected that both international and domestic copper price would still fluctuate in the low range for the second half of the year. Accordingly, pressure from copper price will continue to interfere on the operations of the Company throughout the second half of the year. In this respect, the Company will adopt the following measures to prevent and address the risk of copper price:

1. Reinforce management in production, enhance operational efficiency, reduce costs and expenses, complete all production plans and missions for the year.

2. Strive to construct the technological renovation project of Guixi Smelter Phase III, tighten control on construction cycle, quality and budget of works, so as to ensure the completion of principal project by the end of the year. In order to achieve the production plan of 300,000 tonnes for the next year, the Company will actively improve the production management and make provisions for raw materials.

3. Further enhance sales of gold and silver by-products which have higher profit margin.

4. Endeavoured to improve marketing efforts, utilise hedging instruments to maximise benefits.

5. Strengthen the procurement, inventories and financial management information system, further decrease the inventories of ancillary materials and spare parts, reduce procurement cost, enhance use of funds, fully utilise new financial instruments, expand financing activities of notes and reduce finance costs, make repayments for short-term loans as much as possible, increase the existing banking facilities of long-term borrowing so that current ratio will be improved.

6. Further study the development strategy of the Company, enhance added value of products and the overall quality of the Company.

## (1) Corporate Governance

During the period, the Company has diligently completed on schedule "The Self-Examination Report of Establishing Modern Enterprise System by Listed Companies". At present, the Company is striving to formulate "Ruling Procedures for General Meeting", "Ruling Procedures for Board Meeting" and "Ruling Procedures for Supervisory Committee", etc. The Company is preparing to establish such Special Committees as Salary Review Committee, Strategic Development Committee and Directors' Nomination Committee, etc..

## (2) Interim Dividend

The Board of Directors resolved not to declare the interim dividend for the six months ended 30 June 2002. No interim dividends were distributed for the corresponding period last year.

## (3) Implementation of profit appropriation plan during the period

At the annual general meeting of the Company held on 12 June 2002, a resolution on "non-capitalisation of reserves" and cash dividend of RMB0.05 (inclusive of tax for A shares) per share to be distributed to all shareholders based on the total share capital of 2,664,038,200 shares as at the end of 2001 was passed. The respective resolution announcement was published on China Securities Daily, Hong Kong Economic Times and The Standard on 13 June 2002. The dividends were distributed to all shareholders of the Company on 5 July 2002 in accordance with the contents and requirements of the announcement.

## (4) As at the end of the reporting period, the Company was not involved in any material litigation or arbitration.

## (5) Save and except for the acquisition of Wushan Copper Mine, the Company was not involved in any major acquisition, sale or disposal events as at the end of the reporting period.

## (6) Connected Transactions

The connected transactions of the Company conducted during the period complied with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), and the transaction amounts have not exceeded the caps as prescribed in the waiver granted by the Stock Exchange.

The details of these transactions are set out in note 13 to the condensed financial statements prepared in accordance with the IAS and in note 46 to the financial statements prepared in accordance with PRC GAAP.

## (7) Material Contracts and their performance

1. As at the end of the reporting period, save and except for those which have been mentioned in previous announcements, the Company had no significant events of managing on custody, contracting or leasing assets of other companies, or having other companies managing on custody, contracting or leasing assets of the Company.

2. As at the end of the reporting period, the Company had no external guarantee contracts.

3. As at the end of the reporting period, the Company had no significant contracts concerning financial management on trust.

4. As at the end of the reporting period, the Company did not have deposit on trust at financial institutions or non-financial institutions, and also did not have circumstance of failure to recover time deposits due.

### (8) Unified income tax and local tax preferential policy

According to the notice issued by Jiangxi Tax Bureau on 16 April 2001, the Company (situated at mid-western region of the PRC) was entitled to 50% reduction of unified income tax at a rate of 33% for three years from 2002 to 2004.

### (9) Independent Audit Committee

The independent audit committee of the Company held a meeting on 14 August 2002 during which the financial statements and interim report of the Company for the six months ended 30 June 2002 were reviewed and passed. The internal control systems of the Company had been reviewed and was regarded as effective and safe.

### (10) Code of Best Practice

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the period in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

### (11) Purchase, sale or redemption of the Company's listed securities

There was no purchase, sale, redemption or cancellation of the Company's listed securities by the Company for the six months ended 30 June 2002.

### (12) Commitments of shareholders holding over 5% shares of the Company during the end of the period

Details of commitments of shareholders holding over 5% shares of the Company are set out in the same section as in 2001 annual report.



# CONDENSED CONSOLIDATED INCOME STATEMENT

*FOR THE SIX MONTHS ENDED 30 JUNE 2002*
*(Prepared in accordance with IAS)*

| | Notes | For the six months ended 30.6.2002 RMB'000 (Unaudited) | 30.6.2001 RMB'000 (Unaudited) |
|---|---|---|---|
| Turnover | 3 | **1,561,675** | 1,860,697 |
| Cost of sales and services | | **(1,281,945)** | (1,552,643) |
| Gross profit | | **279,730** | 308,054 |
| Other operating income | | **18,547** | 29,989 |
| Distribution costs | | **(15,094)** | (14,363) |
| Administrative expenses | | **(107,287)** | (89,339) |
| Other operating expenses | | **(14,874)** | (17,206) |
| Profit from operations | | **161,022** | 217,135 |
| Finance costs | | **(73,182)** | (85,455) |
| Profit before taxation | | **87,840** | 131,680 |
| Taxation | 5 | **(15,033)** | (47) |
| Profit after taxation | | **72,807** | 131,633 |
| Minority interests | | **(27)** | (77) |
| Net profit for the period | | **72,780** | 131,556 |
| Dividends | 6 | **—** | — |
| Basic earnings per share | 7 | **RMB0.0273** | RMB0.0540 |

# CONDENSED CONSOLIDATED BALANCE SHEET

*AT 30 JUNE 2002*
*(Prepared in accordance with IAS)*

| | *Notes* | **30.6.2002** | 31.12.2001 |
|---|---|---|---|
| | | ***RMB'000*** | *RMB'000* |
| | | **(Unaudited)** | (Audited) |
| **Non-current assets** | | | |
| Property, plant and equipment | 8 | **6,330,397** | 5,725,070 |
| Other assets | | **108,129** | 89,865 |
| Other investments | | **5,610** | 5,610 |
| | | **6,444,136** | 5,820,545 |
| **Current assets** | | | |
| Inventories | | **1,422,589** | 1,576,283 |
| Trade and other receivables | 9 | **403,309** | 384,677 |
| Taxation recoverable | | **—** | 4,693 |
| Marketable securities | | **21,346** | 1,235 |
| Pledged bank deposits | | **—** | 2,268 |
| Bank balances and cash | | **311,392** | 681,060 |
| | | **2,158,636** | 2,650,216 |
| **Current liabilities** | | | |
| Trade and other payables | 10 | **545,660** | 636,532 |
| Dividend payable | | **133,202** | — |
| Taxation payable | | **10,267** | 34 |
| Government subsidy received | | **77,000** | 84,000 |
| Bank borrowings - amount due within one year | | **1,382,917** | 1,161,668 |
| | | **2,149,046** | 1,882,234 |
| **Net current assets** | | **9,590** | 767,982 |
| | | **6,453,726** | 6,588,527 |
| **Capital and reserves** | | | |
| Share capital | 11 | **2,664,038** | 2,664,038 |
| Reserves | | **1,981,542** | 2,041,964 |
| | | **4,645,580** | 4,706,002 |
| **Minority interests** | | **60,650** | 694 |
| **Non-current liabilities** | | | |
| Bank borrowings - amount due after one year | | **1,703,520** | 1,836,920 |
| Other payables - amount due after one year | 12 | **43,976** | 44,911 |
| | | **1,747,496** | 1,881,831 |
| | | **6,453,726** | 6,588,527 |

# CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

*FOR THE SIX MONTHS ENDED 30 JUNE 2002*
*(Prepared in accordance with IAS)*

| | Share capital *RMB'000* | Share premium *RMB'000* | Capital reserve *RMB'000* | Other reserve *RMB'000* | Statutory surplus reserve *RMB'000* | Statutory public welfare fund *RMB'000* | Discretionary surplus reserve *RMB'000* | Accumulated profits *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|---|---|---|---|
| Balance at | | | | | | | | | |
| 1 January 2001 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,902 | 311,856 | 3,923,122 |
| New issue of A Shares | 230,000 | 292,100 | – | – | – | – | – | – | 522,100 |
| Share issue expenses | – | (27,253) | – | – | – | – | – | – | (27,253) |
| Net profit for the year | – | – | – | – | – | – | – | 312,373 | 312,373 |
| Dividends paid - | | | | | | | | | |
| 2000 final | – | – | – | – | – | – | – | (24,340) | (24,340) |
| Appropriations | – | – | – | – | 30,156 | 30,150 | 60,346 | (120,652) | – |
| Reclassification | – | – | – | – | – | (2,167) | 2,167 | – | – |
| Balance at | | | | | | | | | |
| 31 December 2001 | 2,664,038 | 1,281,696 | 70,546 | (92,506) | 82,248 | 62,328 | 158,415 | 479,237 | 4,706,002 |
| Net profit for the period | – | – | – | – | – | – | – | 72,780 | 72,780 |
| Dividend proposed | | | | | | | | | |
| - 2001 final | – | – | – | – | – | – | – | (133,202) | (133,202) |
| Balance at | | | | | | | | | |
| 30 June 2002 | 2,664,038 | 1,281,696 | 70,546 | (92,506) | 82,248 | 62,328 | 158,415 | 418,815 | 4,645,580 |
| Balance at | | | | | | | | | |
| 1 January 2001 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,902 | 311,856 | 3,923,122 |
| Net profit for the period | – | – | – | – | – | – | – | 131,556 | 131,556 |
| Dividends paid | | | | | | | | | |
| - 2000 final | – | – | – | – | – | – | – | (24,340) | (24,340) |
| Appropriations | – | – | – | – | – | – | 59 | (59) | – |
| Balance at | | | | | | | | | |
| 30 June 2001 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,961 | 419,013 | 4,030,338 |

# CONDENSED CONSOLIDATED CASH FLOW STATEMENT

*FOR THE SIX MONTHS ENDED 30 JUNE 2002*
*(Prepared in accordance with IAS)*

| | For the six months ended | |
|---|---|---|
| | **30.6.2002** | 30.6.2001 |
| | ***RMB'000*** | *RMB'000* |
| | **(Unaudited)** | (Unaudited) |
| Net cash inflow from operating activities | **399,909** | 433,456 |
| Net cash outflow from investing activities | **(774,666)** | (263,866) |
| Net cash inflow (outflow) from financing activities | **5,089** | (245,793) |
| Decrease in cash and cash equivalents | **(369,668)** | (76,203) |
| Cash and cash equivalents at beginning of the period | **681,060** | 366,103 |
| Cash and cash equivalents at end of the period | **311,392** | 289,900 |

## 1. GENERAL

The Company is a sino-foreign joint venture joint stock limited company established in the People's Republic of China ("PRC"). Jiangxi Copper Company ("JCC") is a substantial shareholder of the Company.

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 "Interim financial reporting" and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

## 2. ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention and in accordance with International Accounting Stnadards ("IAS"). The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2001.

## 3. SEGMENT INFORMATION

An analysis of the Group's turnover for the period, by business segments, is as follows:

| | Turnover For the six months ended | |
|---|---|---|
| | **30.6.2002** | 30.6.2001 |
| | ***RMB'000*** | *RMB'000* |
| Business segments | | |
| Sales of goods | **1,469,332** | 1,832,248 |
| Tolling services | **92,343** | 28,449 |
| | **1,561,675** | 1,860,697 |

The Group's turnover and net profit for the period are almost entirely derived from the production and sale of copper cathode and other related products. The directors consider that these activities constitute one business segment since the products are related and are subject to common risks and returns.

An analysis of the Group's turnover for the period, by geographical market segments, is as follows:

| | Turnover For the six months ended | |
|---|---|---|
| | **30.6.2002** | 30.6.2001 |
| | ***RMB'000*** | *RMB'000* |
| Geographical market segments | | |
| PRC | **1,485,919** | 1,845,055 |
| Others | **75,756** | 15,642 |
| | **1,561,675** | 1,860,697 |

All of the production facilities of the Group are located in the PRC.

## 4. DEPRECIATION AND AMORTISATION

During the period, depreciation of RMB203,532,000 (2001: RMB194,306,000) was charged in respect of the Group's property, plant and equipment and amortisation of RMB1,998,000 (2001: RMB1,795,000) was charged in respect of the Group's other assets.

## 5. TAXATION

| | For the six months ended | |
|---|---|---|
| | **30.6.2002** | 30.6.2001 |
| | ***RMB'000*** | *RMB'000* |
| Domestic income tax | **15,033** | 47 |

Pursuant to the Provisional Regulation of the PRC on enterprise income tax promulgated by the State Council on 26 November 1993, with effect from 1 January 1994, all PRC domestic enterprises are subject to a unified income tax rate of 33% on their taxable profits.

Pursuant to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and confirmed by the Jiangxi Provincial Tax Bureau, the Company, being a Sino-foreign joint venture joint stock limited company involved in manufacturing, is exempted from PRC enterprise income tax for a period of two years from its first profitable year, and thereafter will be entitled to a 50% relief on the income tax calculated at the unified income tax rate of 33% for a period of three years. Year 2001 was the third and last year of the three-year tax relief period and a reduced income tax rate of 16.5% therefore applied.

Pursuant to a notice dated 14 January 2000 issued jointly by the Ministry of Finance and the State Tax Bureau, which is also subsequently confirmed by the Company with the Jiangxi Provincial Tax Bureau, the unutilised tax benefit in respect of the purchase of domestic machinery and equipment for Year 2000 is RMB55,627,972 and the tax benefit for Year 2001 is RMB13,037,712. As the tax filing for Year 2001 is not yet confirmed by the relevant tax bureau, the assessable profit for the current period is determined without considering any tax benefit that could be utilised.

Pursuant to a notice dated 16 April 2001 issued by the Jiangxi Provincial Tax Bureau, the Company, being located in the mid-western part of the PRC, is entitled to a 50% relief on the income tax calculated at the unified income tax rate of 33% for a period of three years from Year 2002 to Year 2004. The Company is into the first year of the three-year tax relief period and a reduced income tax rate of 16.5% therefore applies.

Domestic income tax in the PRC for the Company's subsidiaries for Year 2002 is calculated at the rate of 33% (2001: 33%) on the estimated assessable profit during the period.

At 30 June 2002, the deductibility of the provision for doubtful debts for taxation purpose has not been agreed with the local tax bureau. In the opinion of the directors, it is not reasonably certain that the whole or part of the amount of accumulated provision for doubtful debts of approximately RMB90 million (31.12.2001: RMB86 million) can be deducted in determining taxable profits in the future. Accordingly, the potential deferred tax asset of approximately RMB30 million (31.12.2001: RMB28 million) has not been recognised in the condensed financial statements.

## 6. DIVIDENDS

On 11 April 2002, a dividend of RMB0.05 per share (tax inclusive for A Shares) on 2,664,038,200 shares, in aggregate approximately RMB133,202,000, was proposed to be distributed to the shareholders as the final dividend for Year 2001.

On 31 May 2001, a dividend of RMB0.01 per share on 2,434,038,200 shares, in aggregate approximately RMB24,340,000, was paid to the shareholders as the final dividend for Year 2000.

The directors do not recommend the payment of an interim dividend for the six months ended 30 June 2002. No interim dividend was declared for the same period last year.



## 7. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the period is based on the net profit for the period of RMB72,780,000 (2001: RMB131,556,000) and on 2,664,038,200 shares (2001: 2,434,038,200 shares) outstanding during the period.

## 8. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately RMB825,585,000 (2001: RMB239,807,000) on the acquisition of property, plant and equipment.

## 9. TRADE AND OTHER RECEIVABLES

| | **30.6.2002** | 31.12.2001 |
|---|---|---|
| | ***RMB'000*** | RMB'000 |
| Trade receivables – third parties | **194,505** | 182,498 |
| Other receivables – third parties | **144,839** | 165,775 |
| Amounts due from JCC and its affiliates – trade (note) | **63,910** | 36,206 |
| Amount due from a minority shareholder of a subsidiary (note) | **55** | 198 |
| | **403,309** | 384,677 |

The aged analyses of trade receivables and amounts due from JCC and its affiliates at the reporting date are as follows:

| | **30.6.2002** | 31.12.2001 |
|---|---|---|
| | ***RMB'000*** | RMB'000 |
| Trade receivables | | |
| Within one year | **169,172** | 152,426 |
| Between one to two years | **18,914** | 19,613 |
| Between two to three years | **6,419** | 5,693 |
| Over three years | **—** | 4,766 |
| | **194,505** | 182,498 |
| Amounts due from JCC and its affiliates | | |
| Within one year | **61,924** | 35,593 |
| Between one to two years | **1,974** | 613 |
| Between two to three years | **12** | — |
| | **63,910** | 36,206 |

Sales of copper cathode, electrolytic gold and silver are settled on delivery. The average credit period taken on sales of other products is one year, while longer credit period will be given for major customers. Down payments or cash on delivery are normally required for new customers.

*Note: The amounts are unsecured, non-interest bearing and repayable on demand.*

## 10. TRADE AND OTHER PAYABLES

| | **30.6.2002** *RMB'000* | 31.12.2001 RMB'000 |
|---|---|---|
| Trade payables – third parties | **151,409** | 190,981 |
| Other payables – third parties | **301,985** | 252,785 |
| Amounts due to JCC and its affiliates - trade (note) | **90,396** | 190,896 |
| Amount due to JCC – other (note 12) | **1,870** | 1,870 |
| | **545,660** | 636,532 |

The aged analyses of trade payables and amounts due to JCC and its affiliates at the reporting date are as follows:

| | **30.6.2002** *RMB'000* | 31.12.2001 RMB'000 |
|---|---|---|
| Trade payables | | |
| Within one year | **141,720** | 175,035 |
| Between one to two years | **5,804** | 9,759 |
| Between two to three years | **1,419** | 2,921 |
| Over three years | **2,466** | 3,266 |
| | **151,409** | 190,981 |
| Amounts due to JCC and its affiliates | | |
| Within one year | **87,358** | 187,011 |
| Between one to two years | **2,975** | 3,822 |
| Between two to three years | **56** | 46 |
| Over three years | **7** | 17 |
| | **90,396** | 190,896 |

*Note: The amounts are unsecured, non-interest bearing and repayable on demand.*

## 11. SHARE CAPITAL

| | **Registered, issued and fully paid** *RMB'000* |
|---|---|
| Share of RMB1 each: | |
| Balance at 1 January 2001 and 30 June 2001 | |
| – 1,277,556,200 Domestic Shares | 1,277,556 |
| – 1,156,482,000 H Shares | 1,156,482 |
| | 2,434,038 |
| New issue of 230,000,000 A Shares on 21 December 2001 | 230,000 |
| Balance at 31 December 2001 and 30 June 2002 | 2,664,038 |

Except for the currency in which dividends are paid and the restrictions as to whether the shareholders can be PRC investors or foreign investors, Domestic Shares, H Shares and A Shares rank pari passu in all respects with each other.

## 12. OTHER PAYABLES

| | **30.6.2002** | 31.12.2001 |
|---|---|---|
| | ***RMB'000*** | RMB'000 |
| Portion bearing interest at 4.9% (31.12.2001: 4.9%) per annum, due within one year included as amount due to JCC - other under current liabilities (note 10) | **1,870** | 1,870 |
| Non-interest bearing portion, due after one year | **43,976** | 44,911 |
| | **45,846** | 46,781 |
| The amount is repayable as follows: | | |
| Within one year | **1,870** | 1,870 |
| Between one to two years | **1,870** | 1,870 |
| Between two to five years | **5,610** | 5,610 |
| Over five years | **36,496** | 37,431 |
| | **45,846** | 46,781 |

The amount represents the balance due to JCC as the consideration for the transfer of the mining rights in respect of the Dexing Mine and the Yongping Mine from JCC to the Company. The amount is repayable in 30 annual instalments of RMB1,870,000 each and subject to payment of interest at a rate equal to the State lending rate for a one-year fixed term loan up to a maximum of 15% on each annual instalment starting from 1 January 1998. The interest paid during the period amounted to approximately RMB46,000 (2001: RMB46,000).

## 13. RELATED PARTY TRANSACTIONS

During the period, the Group had the following significant transactions with (i) JCC and its affiliates; and (ii) 江西鑫新實業股份有限公司 ("江西鑫新") and 湖北三鑫金銅股份有限公司 ("湖北三鑫"), both of which are promoters of the Company.

(i) Transactions with JCC and affiliates:

| | For the six months ended | |
|---|---|---|
| | **30.6.2002** | 30.6.2001 |
| | ***RMB'000*** | *RMB'000* |
| Sale of copper cathode and sulphuric acid by the Group (note a) | **85,533** | 127,576 |
| Tolling fee and sales fee charged by the Group (note c) | **67,040** | — |
| Sale of waste, filter residue and black cement copper by the Group (note a) | **2,558** | 11,015 |
| Re-sale of auxiliary industrial products by the Group (note a) | **26,823** | 38,272 |
| Purchase of copper concentrates by the Group (note a) | **27,177** | 58,922 |
| Purchase of scrap copper by the Group (note b) | **55,114** | 67,832 |
| Purchase of auxiliary industrial products by the Group (note a) | **78,280** | 128,198 |
| Construction services provided to the Group (note a) | **11,201** | 5,554 |
| Environmental greenery services provided to the Group (note b) | **3,193** | 1,114 |
| Industrial water supplied to the Group (note b) | **9,005** | 9,133 |
| Railway transportation services provided to the Group (note a) | **8,564** | 9,268 |
| Rentals for housing for the employees and use of common facilities charged to the Group (note b) | **2,904** | 4,120 |
| Rental for land use rights charged to the Group (note c) | **7,500** | 7,500 |
| Rentals for office premises charged to the Group (note c) | **1,501** | 1,478 |
| Rentals for office premises charged by the Group (note c) | **28** | — |
| Repair and maintenance services provided to the Group (note a) | **22,610** | 31,865 |
| Retirement benefits contributions paid by the Group (note b) | **24,057** | 16,229 |
| Social welfare and support services provided to the Group (note b) | | |
| – welfare and medical services | **17,161** | 15,431 |
| – primary and secondary education services | **4,578** | 4,280 |
| – technical education services | **925** | 2,391 |
| – internal telecommunications services | **1,336** | 2,748 |
| – use of representative offices | **1,893** | 484 |
| Supply of water and transmission of electricity by the Group (note b) | **18,015** | 17,092 |
| Vehicle transportation services provided to the Group (note a) | **24,716** | 20,817 |

In addition, bank borrowings of the Group at 30 June 2002 amounting to approximately RMB497,310,000 (31.12.2001: RMB484,710,000) were supported by guarantees from JCC.

On 30 November 2000, the Company entered into an agreement with JCC to acquire the operating assets and related liabilities of the Wushan Copper Mine and the mining right (excluding mining rights to resources beneath the minus-400-metre level) thereof from JCC for an aggregate consideration of RMB191,843,178.74 in cash, subject to adjustment. The consideration was determined on (i) the basis

of the value of such operating assets less amount of related liabilities as at 31 August 2000, being the valuation reference date as assessed by Beijing Zhongzheng Appraisal Co., Ltd., a State-approved independent PRC valuer, and (ii) the basis of the value of such mining right as at 31 August 2000, being the valuation reference date as assessed by Beijing Jingwei Appraisal Co., Ltd., a State-approved independent PRC valuer. The consideration for the acquisition shall be adjusted (subject to certain conditions) to the amount as confirmed by the relevant government departments as well as the amount of operating assets and related liabilities as stated in the balance sheet of the Wushan Copper Mine as at the day immediately before the completion. Upon completion of the acquisition, the agreements relating to the new ongoing connected transactions between JCC and the Company and the variations of the then existing connected transactions between JCC and the Company shall become effective to facilitate the smooth operation of the Group, including the Wushan Copper Mine. Details of the acquisition and the connected transactions mentioned above are set out in the circular of the Company dated 20 December 2000 and approved by the shareholders at an extraordinary general meeting held on 19 January 2001. The acquisition was completed on 1 January 2002 and the final aggregate consideration was adjusted to RMB193,806,974.

On 11 March 2002, the Company entered into a joint venture agreement ("JV Agreement") with JCC to establish a Sino-foreign equity joint venture to engage in the manufacturing and processing of oxygen-free copper rods and wires. Pursuant to the JV Agreement, the Company invested a sum of RMB90,000,000 in cash in March 2002 as capital contribution to the joint venture. The Sino-foreign equity joint venture, 江西銅業銅材有限公司 ("Jiangxi Copper Products Co. Ltd."), is owned as to 60% by the Company and 40% by JCC. Jiangxi Copper Products Co. Ltd. has not commenced business at 30 June 2002.

(ii) Transactions with the promoters of the Company:

| | **For the six months ended** | |
|---|---|---|
| | **30.6.2002** | 30.6.2001 |
| | ***RMB'000*** | *RMB'000* |
| Sales of copper cathode to 江西鑫新 (note a) | **88,190** | 81,034 |
| Tolling fee received from 湖北三鑫 (note a) | **1,674** | 2,662 |
| Purchase of copper concentrates from 湖北三鑫 (note a) | **3,226** | 3,383 |

In addition, the Group had made prepayment to 湖北三鑫 at 30 June 2002 in respect of the purchase of copper concentrates amounting to RMB30,000,000 (31.12.2001: RMB30,000,000).

*Notes:*

*(a) The pricing of the transactions was determined with reference to comparable market prices.*

*(b) The pricing of the transactions was determined with reference to actual costs.*

*(c) The pricing of the transactions was determined with reference to the terms of the relevant agreements.*

## 14. CAPITAL COMMITMENTS

At the reporting date, the Group had the following capital commitments:

| | **30.6.2002** | 31.12.2001 |
|---|---|---|
| | ***RMB'000*** | RMB'000 |
| Commitments for the acquisition of property, plant and equipment: | | |
| – contracted for but not provided in the condensed financial statements | **1,280,910** | 617,315 |
| – authorised but not contracted for | **183,725** | 1,329,349 |
| | **1,464,635** | 1,946,664 |
| An analysis of the capital commitments is as follows: | | |
| – acquisitions of mines, including the Wushan Copper Mine (see note 13(i)) | **—** | 236,843 |
| – expansion projects | **1,361,028** | 1,676,310 |
| – exploration projects | **25,028** | 25,970 |
| – other general projects | **78,579** | 7,541 |
| | **1,464,635** | 1,946,664 |

## 15. FORWARD CONTRACTS

At the reporting date, the Group had outstanding forward contracts of copper cathode for hedging against the Group's future production and the imported materials used in the Group's production, details of which are follows:

| | **30.6.2002** | 31.12.2001 |
|---|---|---|
| Forward sell contracts: | | |
| Quantities (in tonnes) | **1,500** | 1,165 |
| Average price per tonne (RMB) | **16,395** | 14,358 |
| Delivery period | **From July 2002 to December 2002** | In April 2002 |
| Forward buy contracts: | | |
| Quantities (in tonnes) | **—** | 700 |
| Average price per tonne (RMB) | **—** | 15,639 |
| Delivery period | **—** | In January 2002 |

At 30 June 2002, the unrealised loss on the outstanding forward contracts amounted to approximately RMB0.3 million (31.12.2001: RMB1.5 million).

## 16. DIFFERENCES BETWEEN IAS AND PRC GAAP AS APPLICABLE TO THE GROUP

The condensed consolidated balance sheet of the Group prepared under IAS and that prepared under PRC GAAP have the following major differences:

| | **30.6.2002** | 31.12.2001 |
|---|---|---|
| | ***RMB'000*** | RMB'000 |
| Net assets as per condensed financial statements prepared under IAS | **4,645,580** | 4,706,002 |
| Recognition of investment income | **(500)** | — |
| Proposed final dividend | **—** | (133,202) |
| Net assets as per financial statements prepared under PRC GAAP | **4,645,080** | 4,572,800 |

The condensed consolidated income statement of the Group prepared under IAS and that prepared under PRC GAAP have the following major difference:

| | **For the six months ended** | |
|---|---|---|
| | **30.6.2002** | 30.6.2001 |
| | ***RMB'000*** | *RMB'000* |
| Net profit for the period as per condensed financial statements prepared under IAS | **72,780** | 131,556 |
| Recognition of investment income | **(500)** | — |
| Net profit for the period as per financial statements prepared under PRC GAAP | **72,280** | 131,556 |

There are differences in other items in the condensed financial statements due to differences in classification between IAS and PRC GAAP.

# BALANCE SHEET

*AT 30 JUNE 2002*
*(Prepared in accordance with PRC GAAP)*

| | Notes | 30 June 2002 (Unaudited) Group RMB | Company RMB | 31 December 2001 (Audited) Group RMB | Company RMB |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| CURRENT ASSETS: | | | | | |
| Bank balances and cash | 5 | **311,391,734** | **302,004,761** | 683,327,945 | 682,754,028 |
| Short-term investments | 6 | **20,846,028** | **20,846,028** | 1,235,053 | 1,235,053 |
| Bills receivable | 7 | **32,924,186** | **32,424,186** | 32,970,563 | 31,355,943 |
| Dividends receivable | | **—** | **105,588** | — | — |
| Interests receivable | | **—** | **—** | 10,937,654 | 10,937,654 |
| Accounts receivable | 8 | **194,343,767** | **193,957,934** | 177,743,253 | 178,270,442 |
| Other receivables | 9 | **55,710,677** | **55,745,965** | 42,923,116 | 42,825,368 |
| Prepayments | 10 | **149,068,589** | **98,478,589** | 112,812,279 | 112,812,279 |
| Inventories | 11 | **1,422,589,442** | **1,422,265,813** | 1,576,282,316 | 1,576,227,466 |
| Prepaid expenses | | **—** | **—** | 8,000,000 | 8,000,000 |
| TOTAL CURRENT ASSETS | | **2,186,874,423** | **2,125,828,864** | 2,646,232,179 | 2,644,418,233 |
| LONG-TERM INVESTMENTS: | | | | | |
| Long-term equity investments | 12 | **5,610,000** | **96,585,576** | 5,610,000 | 6,650,594 |
| FIXED ASSETS: | | | | | |
| Fixed assets at cost | 13 | **10,121,236,309** | **10,121,144,851** | 9,701,846,552 | 9,701,757,594 |
| Less: Accumulated depreciation | 13 | **4,727,744,838** | **4,727,664,820** | 4,640,957,581 | 4,640,877,563 |
| Fixed assets, net book value | 13 | **5,393,491,471** | **5,393,480,031** | 5,060,888,971 | 5,060,880,031 |
| Less: Provision for impairment on fixed assets | 13 | **—** | **—** | 8,359,916 | 8,359,916 |
| Fixed assets, net value | 13 | **5,393,491,471** | **5,393,480,031** | 5,052,529,055 | 5,052,520,115 |
| Construction in progress | 14 | **867,905,973** | **846,677,118** | 664,541,070 | 664,541,070 |
| TOTAL FIXED ASSETS | | **6,261,397,444** | **6,240,157,149** | 5,717,070,125 | 5,717,061,185 |
| INTANGIBLE AND OTHER ASSETS: | | | | | |
| Intangible assets | 15 | **108,128,844** | **108,128,844** | 89,864,900 | 89,864,900 |
| Long-term deferred expenses | 16 | **69,344,407** | **69,344,407** | 1,371,495 | 1,371,495 |
| TOTAL INTANGIBLE AND OTHER ASSETS | | **177,473,251** | **177,473,251** | 91,236,395 | 91,236,395 |
| TOTAL ASSETS | | **8,631,355,118** | **8,640,044,840** | 8,460,148,699 | 8,459,366,407 |

# BALANCE SHEET

*AT 30 JUNE 2002*
*(Prepared in accordance with PRC GAAP)*

| | | 30 June 2002 (Unaudited) | | 31 December 2001 (Audited) | |
|---|---|---|---|---|---|
| | | **Group** | **Company** | Group | Company |
| | *Notes* | ***RMB*** | ***RMB*** | *RMB* | *RMB* |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| CURRENT LIABILITIES: | | | | | |
| Short-term loans | 17 | **992,517,060** | **992,517,060** | 989,668,243 | 989,668,243 |
| Bills payable | 18 | **186,625,000** | **186,625,000** | 118,871,825 | 118,871,825 |
| Accounts payable | 19 | **175,425,703** | **175,425,703** | 229,060,232 | 229,060,232 |
| Advance from customers | 20 | **13,092,957** | **83,092,957** | 22,367,012 | 22,367,012 |
| Accrued welfare | | **200,695** | **184,648** | 382,088 | 371,488 |
| Dividends payable | 21 | **133,201,910** | **133,201,910** | 133,201,910 | 133,201,910 |
| Taxes payable | 22 | **16,691,003** | **16,670,417** | (2,267,842) | (2,336,071) |
| Other unpaid | 23 | **15,928,994** | **15,908,130** | 17,750,994 | 17,743,599 |
| Other payables | 24 | **173,575,626** | **172,973,229** | 235,419,998 | 235,417,659 |
| Accrued expenses | 25 | **1,600,000** | **1,600,000** | 2,500,000 | 2,500,000 |
| Long-term liabilities due within one year | 26 | **392,270,200** | **392,270,200** | 173,870,000 | 173,870,000 |
| TOTAL CURRENT LIABILITIES | | **2,101,129,148** | **2,170,469,254** | 1,920,824,460 | 1,920,735,897 |
| LONG-TERM LIABILITIES: | | | | | |
| Long-term loans | 27 | **1,703,519,800** | **1,703,519,800** | 1,836,920,000 | 1,836,920,000 |
| Long-term payable | 28 | **43,976,000** | **43,976,000** | 44,911,000 | 44,911,000 |
| Special payable | 29 | **77,000,000** | **77,000,000** | 84,000,000 | 84,000,000 |
| TOTAL LONG-TERM LIABILITIES | | **1,824,495,800** | **1,824,495,800** | 1,965,831,000 | 1,965,831,000 |
| TOTAL LIABILITIES | | **3,925,624,948** | **3,994,965,054** | 3,886,655,460 | 3,886,566,897 |
| MINORITY INTEREST | | **60,650,384** | **—** | 693,729 | — |
| SHAREHOLDERS' EQUITY: | | | | | |
| Share capital | 30 | **2,664,038,200** | **2,664,038,200** | 2,664,038,200 | 2,664,038,200 |
| Capital reserves | 31 | **1,292,747,042** | **1,292,747,042** | 1,292,747,042 | 1,292,747,042 |
| Surplus reserves | 32 | **302,991,520** | **302,854,799** | 302,991,520 | 302,854,799 |
| Including: Statutory Public Welfare Fund | 32 | **62,328,331** | **62,315,695** | 62,328,331 | 62,315,695 |
| Unappropriated profits | | **385,303,024** | **385,439,745** | 313,022,748 | 313,159,469 |
| TOTAL SHAREHOLDERS' EQUITY | | **4,645,079,786** | **4,645,079,786** | 4,572,799,510 | 4,572,799,510 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | **8,631,355,118** | **8,640,044,840** | 8,460,148,699 | 8,459,366,407 |

# STATEMENT OF INCOME AND PROFITS APPROPRIATION

*FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2002*
*(Prepared in accordance with PRC GAAP)*

| | | Six months period ended 30 June | | | |
|---|---|---|---|---|---|
| | | 2002 (Unaudited) | | 2001 (Unaudited) | |
| | | Group | Company | Group | Company |
| | *Notes* | *RMB* | *RMB* | *RMB* | *RMB* |
| Net revenue from principle operations | 33 | **1,561,675,280** | **1,561,322,720** | 1,860,696,501 | 1,860,310,594 |
| Less: Cost of principle operations | 34 | **1,264,408,196** | **1,264,296,097** | 1,536,349,611 | 1,536,349,611 |
| Sales tax on principle operations | 35 | **17,536,744** | **17,525,488** | 16,292,645 | 16,292,645 |
| Income from principle operations | | **279,730,340** | **279,501,135** | 308,054,245 | 307,668,338 |
| Add: Income from other operations | 36 | **8,408,280** | **8,408,280** | 1,464,416 | 1,464,416 |
| Less: Operating expenses | | **15,093,955** | **15,093,955** | 14,363,376 | 14,318,061 |
| Administrative expenses | | **103,353,521** | **103,203,807** | 78,832,253 | 78,629,805 |
| Financial expenses | 37 | **70,782,757** | **70,785,377** | 83,109,089 | 83,112,749 |
| Operating profit | | **98,908,387** | **98,826,276** | 133,213,943 | 133,072,139 |
| Add: Investment income | 38 | **1,723,858** | **1,764,428** | — | 116,021 |
| Subsidies | 39 | **—** | **—** | 98,359 | — |
| Non-operating income | 40 | **1,225,809** | **1,206,999** | 5,454,748 | 5,454,748 |
| Less: Non-operating expenses | 41 | **14,517,458** | **14,517,458** | 7,086,648 | 7,086,648 |
| Profit before income tax | | **87,340,596** | **87,280,245** | 131,680,402 | 131,556,260 |
| Less: Income tax | 42 | **15,033,273** | **14,999,969** | 46,795 | — |
| Minority interest | | **27,047** | **—** | 77,347 | — |
| Net profit | | **72,280,276** | **72,280,276** | 131,556,260 | 131,556,260 |
| Add: Unappropriated profits at the beginning of the year | | **313,022,748** | **313,159,469** | 265,441,482 | 265,500,555 |
| Profits available for appropriation | | **385,303,024** | **385,439,745** | 396,997,742 | 397,056,815 |
| Less: Appropriations to statutory surplus reserve | | **—** | **—** | 59,015 | — |
| Appropriations to statutory public welfare fund | | **—** | **—** | — | — |
| Profits available for appropriation to shareholders | | **385,303,024** | **385,439,745** | 396,938,727 | 397,056,815 |
| Less: Appropriation to discretionary surplus reserve | | **—** | **—** | — | — |
| Dividends | | **—** | **—** | — | — |
| Unappropriated profits at the end of the year | | **385,303,024** | **385,439,745** | 396,938,727 | 397,056,815 |

## SUPPLEMENTAL INFORMATION

| | Six months period ended 30 June | |
|---|---|---|
| | **(Unaudited)** | (Unaudited) |
| | **2002** | 2001 |
| | **Group and Company** | Group and Company |
| **Items** | ***RMB*** | *RMB* |
| 1. Subsidies | **—** | 98,359 |
| 2. (Loss) gain on disposal of fixed assets | **(7,173,352)** | 2,470,821 |
| 3. Profit from change of accounting estimation | **—** | 20,292,000 |

# CASH FLOWS STATEMENT

*FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2002*
*(Prepared in accordance with PRC GAAP)*

| | Notes | Six months period ended 30 June 2002 (Unaudited) Group *RMB* | Company *RMB* |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Cash received from sales of goods and rendering of services | | 2,170,046,076 | 2,238,356,364 |
| Other cash received relating to operating activities | | 2,561,690 | 2,542,880 |
| SUB-TOTAL OF CASH INFLOWS | | 2,172,607,766 | 2,240,899,244 |
| Cash paid for goods and services | | 1,376,206,686 | 1,324,394,693 |
| Cash paid to and on behalf of employees | | 93,342,585 | 93,185,644 |
| Payments of taxes | | 154,351,245 | 154,156,694 |
| Other cash paid relating to operating activities | 43 | 148,087,796 | 149,177,839 |
| SUB-TOTAL OF CASH OUTFLOWS | | 1,771,988,312 | 1,720,914,870 |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | | 400,619,454 | 519,984,374 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Cash received from investment income | | 1,544,536 | 1,544,536 |
| Net cash receipts from sales of fixed assets, intangible assets and other long-term assets | | 9,552,006 | 9,552,006 |
| Other cash received relating to investing activities | | 2,079,797 | 2,077,024 |
| SUB-TOTAL OF CASH INFLOWS | | 13,176,339 | 13,173,566 |
| Cash paid to acquire fixed assets, intangible assets and other long-term assets | | 578,055,389 | 556,744,017 |
| Cash paid to acquire investments | | 19,431,653 | 109,431,653 |
| Cash paid for acquisition of Wushan Mine | 44 | 191,066,987 | 191,066,987 |
| SUB-TOTAL OF CASH OUTFLOWS | | 788,554,029 | 857,242,657 |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | | (775,377,690) | (844,069,091) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | |
| Cash received from borrowing | | 814,018,489 | 814,018,489 |
| Cash received from investments by minority shareholders | | 60,000,000 | — |
| Other cash received relating to financing activities | | 10,937,654 | 10,937,654 |
| SUB-TOTAL OF CASH INFLOW | | 884,956,143 | 824,956,143 |
| Cash repayment of amounts borrowed | | 789,169,672 | 789,169,672 |
| Cash paid for distribution of dividends on profits and for interest expenses | | 89,761,666 | 89,248,241 |
| Including: dividends paid to minority shareholders in subsidiaries | | 70,392 | — |
| Other cash paid relating to financing activities | | 935,000 | 935,000 |
| SUB-TOTAL OF CASH OUTFLOWS | | 879,866,338 | 879,352,913 |
| NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES | | 5,089,805 | (54,396,770) |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH | | — | — |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (369,668,431) | (378,481,487) |

# CASH FLOWS STATEMENT

*FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2002*
*(Prepared in accordance with PRC GAAP)*

## SUPPLEMENTAL INFORMATION

| | Notes | Six months period ended 30 June 2002 (Unaudited) Group *RMB* | Company *RMB* |
|---|---|---|---|
| 1. RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| NET PROFIT | | 72,280,276 | 72,280,276 |
| Add: | | | |
| Minority interest | | 27,047 | — |
| Provision for impairment losses of assets | | (721,291) | (721,291) |
| Depreciation of fixed assets | | 195,532,364 | 195,452,347 |
| Amortisation of intangible assets | | 1,997,616 | 1,997,616 |
| Amortisation of long-term deferred expenses | | 1,027,088 | 1,027,088 |
| Decrease in prepaid expenses (or deduct: increase) | | 8,000,000 | 8,000,000 |
| Increase in accrued expense (or deduct: decrease) | | (900,000) | (900,000) |
| Loss on disposal of fixed assets, intangible assets and other long-term assets (or deduct: gains) | | 7,173,352 | 7,173,352 |
| Financial expenses | | 71,101,877 | 70,661,617 |
| Losses arising from investments (or deduct: gains) | | (1,544,536) | (1,585,106) |
| Decrease in inventories (or deduct: increase) | | 169,670,294 | 169,939,073 |
| Decrease in operating receivables (or deduct: increase) | | (63,102,732) | (12,847,366) |
| Increase in operating payables (or deduct: decrease) | | (59,921,901) | 9,506,768 |
| Net cash flows from operating activities | | 400,619,454 | 519,984,374 |
| 2. INVESTING AND FINANCING ACTIVITIES NOT INVOLVING IN CASH RECEIPTS AND PAYMENTS | | — | — |
| 3. NET DECREASE IN CASH AND CASH EQUIVALENTS | | | |
| Cash and cash equivalents at the end of the period | 45 | 311,391,734 | 302,004,761 |
| Less: cash and cash equivalents at the beginning of the period | 45 | 681,060,165 | 680,486,248 |
| Net decrease in cash and cash equivalents | | (369,668,431) | (378,481,487) |

## 1. GENERAL

Jiangxi Copper Company Limited (the "Company") was established in the People's Republic of China (the "PRC") as a joint stock limited company on 24 January 1997 by Jiangxi Copper Company ("JCC"), International Copper Industry (China) Investment Limited, Shenzhen Baoheng (Group) Company Limited, Jiangxi Xinxin Company Limited (formerly named Shangrao Zhenda Copper Industrial Group) and Hubei Sanxin Gold & Copper Company Limited (formerly named Hubei Huangshi Gold & Copper Mine Limited). The Company's H Shares were listed on the Stock Exchange of Hong Kong Limited ("SEHK") and London Stock Exchange ("LSE") on June 1997. By the approval of [2001] Zhengjian Faxingzi No.61 issued by China Securities Regulary Commission ("CSRC") on 10 December 2001, the Company has allotted 230,000,000 ordinary A shares of RMB 1.00 each at the price of RMB 2.27 per share on 21 December 2001. The Company's share capital increased to RMB 2,664,038,200 after the new issue of shares. The 230,000,000 A shares were listed on Shanghai Stock Exchange ("SSE") on 11 January 2002.

The Company mainly engages in smelting, protracting and refining of non-ferrous metal, precious metal, non-metal mine and by-products; after-sale service for self-produced products and relevant consulting service.

On 25 March 2002, the Company invested jointly with JCC RMB 150,000,000 to establish Jiangxi Copper Products Co., Ltd., ("Copper Products Company") in which the Company contributed the amount of RMB 90,000,000, representing 60% of registered capital. The Copper Products Company mainly engages in producing of copper wire and protracting of copper industrial material.

## 2. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION

### Accounting policy

The financial statements have been prepared in accordance with "Accounting Standards for Business Enterprises" and "Accounting System for Business Enterprises".

### Fiscal year

The Company adopts the calendar year as its fiscal year i.e. from 1 January to 31 December. The period of this financial statement is from 1 January 2002 to 30 June 2002.

### Reporting currency

The reporting currency of the Company is Renminbi ("RMB").

### Basis of accounting

The financial statements are prepared using the historical cost basis and accrual basis of accounting.

### Foreign currency translation

Transactions in foreign currencies are translated at the middle market exchange rates, ruling on the first day of the transaction month. Monetary assets and liabilities denominated in foreign currencies are re-translated at the middle market exchange rates ruling on the balance sheet date. Profits and losses arising on exchange are included in financial expenses apart from those relating to the construction in progress.

### Basis of consolidation

(1) Scope of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30 June and 31 December each year. A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the equity, or where the Company controls the operation of the investee enterprise via other methods.

(2) Method of consolidation

The major accounting policy adopted by subsidiaries are consistent with the Company's policy.

The result of subsidiaries acquired during the year are inlcuded in the consolidated income statement from the effective date of acquisition, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

**Cash equivalents**

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are within three months of maturity and subject to limited risk on changes in value.

**Accounting for bad debts**

(1) Criteria for recognition of bad debt

The irrecoverable amount for a debtor who becomes bankrupt after pursuing the statutory recovery procedures.

The irrecoverable amount for a debtor who dies and has no offsetting estate and obligatory undertakers;

The irrecoverable amount with sufficient evidence for a debtor who does not comply with repayment obligation after the debt becomes due.

(2) Accounting for provision for bad debt

Provision for bad debts is provided with reference to the aging analysis of accounts receivable.

The provision percentage is based on the past experiences of the Company, the actual financial position and cash flows condition of the debtor, and other rational estimate from relevant information.

The ratio used in general provision excluding specific provision is as follows:

| | |
|---|---:|
| Within one year | 0% |
| One to two years | 20% |
| Two to three years | 50% |
| Over three years | 100% |

**Inventories**

Inventories are stated at the historical cost which includes direct materials and, where applicable, direct labour cost and those overheads that have been incurred in bringing the inventories to their present location and condition. Inventories include raw materials, work in progress and finished goods. The cost of inventories is calculated on the weighted average cost method when they are issued.

When more than one finished product is abstracted from the mineral resource ("joint-product"), all joint production costs are apportioned between resulting finished products by reference to their estimated net realisable values at the point where those joint products become physically separated.

The by-products are valued at lower of processing of the by-products subsequent to the spilt-off point cost and net realizable value.

**Provision for inventories**

Provision for inventories is made on an individual basis when the net realizable value is lower than the cost. Net realizable value represents the estimated selling price less the estimated cost of completion and the estimated costs to be incurred in marketing, selling and distribution.

### Short-term investment

A short-term investment is an investment that is readily realizable and is held within one year.

Short-term investment is stated at acquisition cost which includes taxes and fees. The cash dividends which are declared but unpaid or interest on bond which is due but not received, when acquired, are recorded as receivable.

Cash dividends or interest on a short-term investment should be offset against the carrying amount of investment when received, except for those already recorded as receivable.

Short-term investments are valued at lower of cost and market value by the end of each year on a portfolio basis.

On disposal of short-term investment, the difference between the carrying amount and the actual amount received from disposal are recognized in current year's income statement.

### Long-term investment

(1) Accounting for long-term equity investment

Long-term equity investment is stated at acquisition cost.

The cost method are used to account for long-term equity investments when the Company does not have control, joint control or significant influence over the investee enterprise. The equity method are used to account for long-term equity investments when the Company can control, joint control or has significant influence over the investee enterprise.

When the cost method is adopted, the amount of investment income recognized by the investing enterprise is limited to the amount distributed out of accumulated net profits after the investment made by the investing enterprise. The amount of profits or cash dividends declared by the investee enterprise in excess of the above threshold are regarded as return on investment and deducted from the carrying amount of investments accordingly.

When the equity method is adopted, the investment gain or loss is a portion of the investee's net income for the year by reference to the investor's interest in investee enterprise.

(2) Provision for impairment on long-term investment

When the recoverable amount of investment is lower than its carrying amount as a result of a continuing decline in market value or changes in operating conditions of the investee enterprise, the difference between the recoverable amount and the carrying amount is recognized as an investment loss in the current year's financial statements. The recoverable amount is higher of the net sales price and net present value of the estimated future cash-inflow generated from holding the investment and disposal of investment when its maturity.

### Fixed assets and depreciation

Fixed assets include buildings, mining structures, plant, machinery and equipment, transportation equipment and other equipment used for production with useful life in excess of a year and non-operating equipment with unit value over RMB 2,000 and useful life in excess of two years.

The cost of used fixed assets acquired from shareholders when the Company was established and acquired from Wushan Mine, are stated at replacement cost and depreciated over remaining useful lives which are both provided by an independent valuer. The remaining useful lives of used fixed assets should not exceed its original useful life.

Fixed assets acquired by the Company are stated at cost. Depreciation is provided to write off cost of fixed assets less their estimated residual value (10% of cost) over their estimated useful lives using straight-line method from the month after they are put into use. Each category of fixed assets are as follows:

| | Useful lives (years) | Annual depreciation rates |
|---|---|---|
| Building | 12-40 | 2.25-7.50% |
| Equipment & machinery | 10-25 | 3.60-9.00% |
| Vehicles | 10-12 | 7.50-9.00% |

**Provision for impairment on fixed assets**

The fixed assets are valued at lower of the carrying amount and recoverable amount. The Company provides for impairment on fixed assets based on the difference between the carrying amount and recoverable amount. Recoverable amount is the higher of net sales price and net present value of the estimated future cash inflow generated from utilization of the fixed assets and the disposal of the fixed assets at the end of their useful life.

**Construction in progress**

Construction in progress is stated at cost.

Cost comprises construction expenditure incurred during the construction period, capitalized interest, exchange gains or losses and other relevant expenses. Cost on completed construction project is transferred to fixed assets. No depreciation is provided for construction in progress.

Provision for impairment on construction in progress is made when the following situation exist (1) construction project is suspended for a long period and is not expected to be resumed within three years; (2) construction project is technically and physically obsolete and its economic benefits to the Company is uncertain, (3) other evidences can prove the existence of the decline in value of construction project.

**Intangible assets**

Intangible assets are stated at acquisition cost.

Trademark is amortized evenly over benefit period.

The mining rights are evenly amortized over benefit period.

The Company investigates the future benefit generated by intangible assets on an annual basis and provides for impairment on intangible assets when recoverable amount is lower than carrying amount of intangible assets. Recoverable amount is the higher of net sales price and net present value of the estimated future cash inflow generated from utilization of the intangible assets and the disposal of intangible asset at the end of their useful lives.

**Long-term deferred expenses**

Long-term deferred expenses represent the cost of software purchased from outside and cost of overhaul on fixed assets, and are amortized evenly over the benefit period.

**Borrowing Cost**

Borrowing costs, including interest, amortization of discounts or premiums, other expenses and exchange gain or loss arising from specific borrowings for the acquisition of fixed assets, are capitalized in accordance with capitalization principle before the assets are ready for its intended use. Borrowing costs, other than above, are expensed when incurred.

**Subsidy on interest of technical innovation loan**

When the interest of technical innovation loan is incurred, if the relevant project is completed and put into use, the interest and subsidy are charged or credited to the income statements; if the relevant project is incompleted, the interest and the subsidy are charged or credited into the cost of the construction in progress. When the interest is not incurred, subsidy received is deferred as special payable for the adjustment to future interest on technical innovation loan.

**Revenue**

Revenue from sales of goods is recognized when the Company has transferred the significant risk and rewards of ownership to the buyer; and the Company neither retains the managing rights nor control over the goods sold; and the economic benefit can inflow into the Company and relevant revenue and cost can be reliably measured.

When the provision of services is started and completed within an accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of provision of services can be reliably measured, the revenue is recognized at the balance sheet date by the reference to percentage of completion. Otherwise revenue recognized is limited to recoverable costs incurred and all the costs are charged. When the cost incurred is not expected to be recoverable, no revenue is recognized.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

**Forward contract transaction**

Gains and losses arising from forward sales contracts are included in sales revenue when the forward sales are delivered. Gains or losses arising from forward sales contracts settled before the maturity date are credited or charged to other operating revenue or other operating expense of the income statement respectively.

Gains and losses arising from forward buy contracts for imported materials purchase cost for the Group's production are included as part of purchase cost when the forward purchase is delivered. Gains or losses arising from forward buy contracts settled before the maturity date are credited or charged to other operating revenue or other operating expense of the income statement respectively.

**Subsidy income**

Subsidy income is recognized when received.

**Income tax**

Income tax is accounted for under tax payable method.

Income tax provision is calculated based on the accounting results for the period as adjusted for items which are non-assessable or disallowed in accordance with relevant tax laws.

## 3. TAXATION

**Value added tax**

Output value added tax ("VAT") is calculated at 17% on revenue from principal operations except gold (free of VAT) and sulphuric concentrate (13% on revenue), and paid after deducting input VAT on purchases.

**Business tax**

Business tax is calculated and paid at 5% of operating income.

**Resource tax**

Resource tax is calculated and paid according to the quantity of copper ore extracting.

**Income tax**

The income tax rate of the Company is 33%.

Pursuant to circular of Guo Shui Xi (1997) No.596 issued by the State Tax Bureau and Guo Shui Fa (1997) No.583 issued by the Tax Bureau of Jiangxi Province, the Company is exempt from income tax for two years starting from first profit-making year, and following three years will be entitled to a 50% relief. Meanwhile, pursuant to circular of Guo Shui Fa (1999) No.172 issued by the State Tax Bureau, the Company can extend a 50% income tax relief for three years. This year is the fourth year of tax relief period with effective tax rate of 16.5%.

Pursuant to a notice issued jointly by the Ministry of Finance and the State Tax Bureau regarding income tax exemption for foreign investment enterprises which purchase domestic machinery and equipment (Cai Shui Zi [2000] No.49), the Company is entitled to a tax benefit ("Tax Benefit"), which is calculated as 40% of the current year's addition of PRC produced plant and equipment for production use. The Tax Benefit is, however, limited to the amount of increase in enterprise income tax for the current year in which the plant and equipment are acquired as compared with the tax amount of the proceeding year. The portion of the Tax Benefit that is not utilized in the current year can be carried forward for future application for a period of not more than five years.

The income tax rate for the Company's subsidiaries Xiaoshan Tongda Chemical Limited ("Xiaoshan Tongda") and Copper Material Company is 33%.

## 4. SUBSIDIARY

The details of all the Company's subsidiary are as follows:

| Name of subsidiary | Registered Capital *RMB* | Company's investment and proportion of equity interest | Scope of Business |
|---|---|---|---|
| Xiaoshan Tongda Chemical Limited | 1,000,000 | RMB600,000/60% | Sales of sulphuric acid |
| Jiangxi Copper Products Co., Ltd. | 150,000,000 | RMB 90,000000/60% | Produce and protructing of copper industrial materials |

The Xiaoshan Tongda and Copper Material Company have been included in the scope of consolidation. The Copper Products Company was invested jointly by the Company and JCC on 25 March 2002. Up to 30 June 2002, the Copper Products Company was still in pre-operating period.

## 5. BANK BALANCES AND CASH

| | **Group 30 June 2002** ***RMB*** | Group 31 December 2001 *RMB* |
|---|---|---|
| Cash on hand | **75,396** | 67,220 |
| Cash in bank | **310,795,671** | 680,975,631 |
| Other cash balance | **520,667** | 2,285,094 |
| | **311,391,734** | 683,327,945 |

## 6. SHORT-TERM INVESTMENTS

| | Group 30 June 2002 | | | Group 31 December 2001 | | |
|---|---|---|---|---|---|---|
| | **Cost** *RMB* | **Provision for impairment** *RMB* | **Net value** *RMB* | Cost *RMB* | Provision for impairment *RMB* | Net value *RMB* |
| Bonds investment | **19,118,304** | **—** | **19,118,304** | — | — | — |
| Stock investment | **1,727,724** | **—** | **1,727,724** | 1,414,375 | 179,322 | 1,235,053 |
| Total | **20,846,028** | **—** | **20,846,028** | 1,414,375 | 179,322 | 1,235,053 |

Including in the bonds investment are marketable bonds amounting RMB 19,118,304 whose market value on 30 June 2002 were about RMB 19,611,800. Including in the stock investment are marketable shares amounting RMB 1,727,724 whose market value on 30 June 2002 were about RMB 1,954,943.

## 7. BILLS RECEIVABLE

| | **Group 30 June 2002** *RMB* | Group 31 December 2001 *RMB* |
|---|---|---|
| Bank-accepted bills - unpledged | **32,924,186** | 32,970,563 |

## 8. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

| | **Group 30 June 2002** | | | |
|---|---|---|---|---|
| | **Amount** *RMB* | **%** | **Bad debt provision** *RMB* | **Net value** *RMB* |
| **Within one year** | **152,106,815** | **57.0** | **—** | **152,106,815** |
| **One to two years** | **23,642,281** | **8.9** | **4,728,456** | **18,913,825** |
| **Two to three years** | **12,838,875** | **4.8** | **6,419,438** | **6,419,437** |
| **Over three years** | **78,201,448** | **29.3** | **61,297,758** | **16,903,690** |
| | **266,789,419** | **100.0** | **72,445,652** | **194,343,767** |

| | Group 31 December 2001 | | | |
|---|---|---|---|---|
| | Amount *RMB* | % | Bad debt provision *RMB* | Net value *RMB* |
| Within one year | 131,834,355 | 53.4 | — | 131,834,355 |
| One to two years | 24,465,967 | 9.9 | 9,606,241 | 14,859,726 |
| Two to three years | 28,230,964 | 11.5 | 14,085,482 | 14,145,482 |
| Over three years | 62,321,366 | 25.2 | 45,417,676 | 16,903,690 |
| | 246,852,652 | 100.0 | 69,109,399 | 177,743,253 |

Five largest debtors are as follows:

| **Total amount of five largest debtors** *RMB* | **Percentage in total accounts receivable** *%* |
|---|---|
| 121,890,299 | 45.7 |

The Group's balance due from shareholder who holds more than 5% shares of the Company is as follow:

| **Shareholder** | **30 June 2002 and 31 December 2001** *RMB* |
|---|---|
| JCC | 805,647 |

## 9. OTHER RECEIVABLES

The aging analysis of other receivables is as follows:

| | **Group 30 June 2002** | | | |
|---|---|---|---|---|
| | **Amount** *RMB* | **%** | **Bad debt provision** *RMB* | **Net value** *RMB* |
| **Within one year** | **51,370,633** | **70.2** | **—** | **51,370,633** |
| **One to two years** | **5,378,298** | **7.3** | **1,075,660** | **4,302,638** |
| **Two to three years** | **74,811** | **0.1** | **37,405** | **37,406** |
| **Over three years** | **16,372,419** | **22.4** | **16,372,419** | **—** |
| | **73,196,161** | **100.0** | **17,485,484** | **55,710,677** |

| | Group 31 December 2001 | | | |
|---|---|---|---|---|
| | Amount *RMB* | % | Bad debt provision *RMB* | Net value *RMB* |
| Within one year | 38,802,716 | 64.3 | — | 38,802,716 |
| One to two years | 5,053,953 | 8.4 | 1,010,791 | 4,043,162 |
| Two to three years | 104,476 | 0.2 | 27,238 | 77,238 |
| Over three years | 16,376,616 | 27.1 | 16,376,616 | — |
| | 60,337,761 | 100.0 | 17,414,645 | 42,923,116 |

Five largest debtors are as follows:

| **Total amount of five largest debtors** *RMB* | **Percentage in total accounts receivable** *%* |
|---|---|
| 37,808,507 | 51.7 |

The Group's balance due from shareholder who holds more than 5% shares of the Company is as follow:

| **Shareholder** | **30 June 2002** *RMB* | 31 December 2001 *RMB* |
|---|---|---|
| JCC | **1,739,336** | 210,249 |

## 10. PREPAYMENTS

The aging analysis of prepayment is as follows:

| | Group | | | |
|---|---|---|---|---|
| | **30 June 2002** | | 31 December 2001 | |
| | ***RMB*** | **%** | *RMB* | % |
| Within one year | **138,621,814** | **93.0** | 104,760,247 | 92.9 |
| One to two years | **8,630,253** | **5.8** | 6,141,225 | 5.4 |
| Two to three years | **1,816,522** | **1.2** | 1,910,807 | 1.7 |
| | **149,068,589** | **100.0** | 112,812,279 | 100.0 |

The Group's prepayments to shareholder who holds more than 5% shares of the Company is as follow:

| **Shareholder** | **30 June 2002** ***RMB*** | 31 December 2001 *RMB* |
|---|---|---|
| JCC | **1,864,012** | 10,074,097 |

The balances with aging over one year are mainly the prepayments for uncompleted purchase contracts.

## 11. INVENTORIES

| | **Group 30 June 2002** | | |
|---|---|---|---|
| | **Cost** ***RMB*** | **Provision for impairment** ***RMB*** | **Net value** ***RMB*** |
| **Raw materials** | **466,971,902** | **1,618,667** | **465,353,235** |
| **Work in progress** | **881,989,606** | **—** | **881,989,606** |
| **Finished goods** | **81,000,762** | **5,754,161** | **75,246,601** |
| | **1,429,962,270** | **7,372,828** | **1,422,589,442** |

| | Group 31 December 2001 | | |
|---|---|---|---|
| | Cost *RMB* | Provision for impairment *RMB* | Net value *RMB* |
| Raw materials | 542,384,784 | 7,724,011 | 534,660,773 |
| Work in progress | 954,288,147 | — | 954,288,147 |
| Finished goods | 90,931,274 | 3,597,878 | 87,333,396 |
| | 1,587,604,205 | 11,321,889 | 1,576,282,316 |

## 12. LONG-TERM EQUITY INVESTMENTS

### GROUP

| Items | Cost *RMB* | Provision for impairment *RMB* | Net value *RMB* |
|---|---|---|---|
| | **30 June 2002 and 31 December 2001** | | |
| Stock Investment | 5,610,000 | — | 5,610,000 |

### COMPANY

| Items | 30 June 2002 Amount *RMB* | 30 June 2002 Provision for impairment *RMB* | 30 June 2002 Net value *RMB* | 31 December 2001 Amount *RMB* | 31 December 2001 Provision for impairment *RMB* | 31 December 2001 Net value *RMB* |
|---|---|---|---|---|---|---|
| Long-term equity investment | **90,975,576** | **—** | **90,975,576** | 1,040,594 | — | 1,040,594 |
| Stock Investment | **5,610,000** | **—** | **5,610,000** | 5,610,000 | — | 5,610,000 |
| | **96,585,576** | **—** | **96,585,576** | 6,650,594 | — | 6,650,594 |

Details of long-term equity investment and stock investment are as follow:

**Long-Term Equity Investment - Company**

| Name of Investee | 31 December 2001 Cost *RMB* | 31 December 2001 Adjustment of Investment gain or loss *RMB* | 31 December 2001 Book Value *RMB* | Addition or reduction during the period Cost *RMB* | Addition or reduction during the period Adjustment of Investment gain or loss *RMB* | 30 June 2002 Cost *RMB* | 30 June 2002 Adjustment of Investment gain or loss *RMB* | 30 June 2002 Book Value *RMB* |
|---|---|---|---|---|---|---|---|---|
| Copper Material Company | — | — | — | 90,000,000 | — | 90,000,000 | — | 90,000,000 |
| Xiaoshan Tongda | 1,082,289 | (41,695) | 1,040,594 | — | (65,018) | 1,082,289 | (106,713) | 975,576 |
| | 1,082,289 | (41,695) | 1,040,594 | 90,000,000 | (65,018) | 91,082,289 | (106,713) | 90,975,576 |

**Stock Investment-Company and Group**

| Name of Investee | No. of Shares | Percentage of total shares of company | Original cost *RMB* | Provision for impairment *RMB* | Net book value *RMB* |
|---|---|---|---|---|---|
| Kebang Telecom (Group) Company Limited | 2,000,000 | 0.4% | 5,610,000 | — | 5,610,000 |

Above stock held by the Company is unlisted.

*FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2002*
*(Prepared in accordance with PRC GAAP)*

## 13. FIXED ASSETS AND ACCUMULATED DEPRECIATION

| | Group | | | |
|---|---|---|---|---|
| | Buildings *RMB* | Equipment and machinery *RMB* | Vehicles *RMB* | Total *RMB* |
| **Cost** | | | | |
| At 1 January 2002 | 2,992,995,895 | 5,628,346,631 | 1,080,504,026 | 9,701,846,552 |
| Additions during the period | — | 26,695 | — | 26,695 |
| Acquired on acquisition of Wushan Mine | 174,410,392 | 43,494,271 | 2,323,755 | 220,228,418 |
| Transfer from construction in progress | 320,647,839 | 12,317,186 | — | 332,965,025 |
| Reclassification | (3,620,479) | 2,791,457 | 829,022 | — |
| Disposals | (1,133,718) | (69,906,603) | (62,790,060) | (133,830,381) |
| At 30 June 2002 | 3,483,299,929 | 5,617,069,637 | 1,020,866,743 | 10,121,236,309 |
| **Accumulated Depreciation** | | | | |
| At 1 January 2002 | 801,693,932 | 3,193,146,458 | 646,117,191 | 4,640,957,581 |
| Provision for the period | 63,007,273 | 106,276,958 | 26,248,133 | 195,532,364 |
| Eliminated on disposals | (399,975) | (53,043,668) | (55,301,464) | (108,745,107) |
| At 30 June 2002 | 864,301,230 | 3,246,379,748 | 617,063,860 | 4,727,744,838 |
| **Provision for impairment** | | | | |
| At 1 January 2002 | — | 6,613,252 | 1,746,664 | 8,359,916 |
| Eliminated on disposals | — | (6,613,252) | (1,746,664) | (8,359,916) |
| At 30 June 2002 | — | — | — | — |
| **Net Value** | | | | |
| At 1 January 2002 | 2,191,301,963 | 2,428,586,921 | 432,640,171 | 5,052,529,055 |
| At 30 June 2002 | 2,618,998,699 | 2,370,689,889 | 403,802,883 | 5,393,491,471 |

## 14. CONSTRUCTION IN PROGRESS

| | Group | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Construction name | Budget *RMB* | At 31 December 2001 *RMB* | Additions *RMB* | Acquired on acquisition of Wushan Mine *RMB* | Transfer to fixed assets *RMB* | At 30 June 2002 *RMB* | % of completion *RMB* | Sources of funds |
| Project of 90,000 ton per day | 1,200,000,000 | 285,509,728 | 142,728,656 | — | 285,509,728 | 142,728,656 | 91% | Loan and self-funding |
| Guixi Smelter Phase III | 1,500,000,000 | 157,482,716 | 303,879,579 | — | — | 461,362,295 | 31% | Proceeds and loan |
| Others | 700,000,000 | 221,548,626 | 71,930,059 | 17,791,634 | 47,455,297 | 263,815,022 | 85% | Loan and self-funding |
| Total | 3,400,000,000 | 664,541,070 | 518,538,294 | 17,791,634 | 332,965,025 | 867,905,973 | | |
| Including: Capitalized borrowing cost | | 17,750,706 | 9,509,600 | | 12,882,018 | 14,378,288 | | |

The rate for calculating interest capitalized amount in this period is 3.04%.

## 15. INTANGIBLE ASSETS

| | | | Group | | | | |
|---|---|---|---|---|---|---|---|
| Items | Acquired method | Original cost *RMB* | At 31 December 2001 *RMB* | Addition this period *RMB* | Amortization this period *RMB* | At 30 June 2002 *RMB* | Remaining amortization period |
| Trademark | Transfer | 51,683,900 | 43,083,900 | — | (860,000) | 42,223,900 | 24.5 years |
| Mining right | | | | | | | |
| – Wushan Mine | Transfer | 20,261,560 | — | 20,261,560 | (202,616) | 20,058,944 | 49.5 years |
| – Others | Transfer | 56,191,000 | 46,781,000 | — | (935,000) | 45,846,000 | 24.5 years |
| | | 128,136,460 | 89,864,900 | 20,261,560 | (1,997,616) | 108,128,844 | |

## 16. LONG-TERM DEFERRED EXPENSES

| | | | Group | | |
|---|---|---|---|---|---|
| Items | At 31 December 2001 *RMB* | Addition this period *RMB* | Amortization this period *RMB* | At 30 June 2002 *RMB* | Remaining amortization period |
| Overhaul | — | 69,000,000 | — | 69,000,000 | 1.5 year |
| Software purchased from outside | 1,371,495 | — | (1,027,088) | 344,407 | 0.5 year |
| | 1,371,495 | 69,000,000 | (1,027,088) | 69,344,407 | |

## 17. SHORT-TERM LOAN

| | **Group 30 June 2002** ***RMB*** | Group 31 December 2001 *RMB* |
|---|---|---|
| Credit loans | | |
| – RMB | **912,230,000** | 950,230,000 |
| – USD | **80,287,060** | 39,438,243 |
| | **992,517,060** | 989,668,243 |

Annual interest rate ranges from 3.00% to 5.85%.

## 18. BILLS PAYABLE

| | **Group 30 June 2002** ***RMB*** | Group 31 December 2001 *RMB* |
|---|---|---|
| Bank-accepted bills payable within one year | **186,625,000** | 118,871,825 |

## 19. ACCOUNTS PAYABLE

The Group's balance due to shareholder who holds more than 5% shares of total the Company is as follow:

| Shareholder | **30 June 2002** *RMB* | 31 December 2001 *RMB* |
|---|---|---|
| JCC | **1,215,250** | 1,186,949 |

## 20. ADVANCE FROM CUSTOMERS

In Group's balance of advance from customers, no advance from shareholder who hold more than 5% shares the Company.

## 21. DIVIDENDS PAYABLE

| | **Group 30 June 2002 and 31 December 2001** *RMB* |
|---|---|
| Jiangxi Copper Company | 63,777,810 |
| International Copper Industry (China) Investment Ltd. | 25,000,000 |
| Hubei Sanxin Gold & Copper Company Ltd. | 25,000 |
| Jiangxi Xinxin Industrial Company Ltd. | 25,000 |
| Shenzhen Baoheng (Group) Company Ltd. | 50,000 |
| H share shareholders | 32,824,100 |
| A share shareholders | 11,500,000 |
| | 133,201,910 |

## 22. TAXES PAYABLE

| | **Group 30 June 2002** *RMB* | Group 31 December 2001 *RMB* |
|---|---|---|
| Income tax | **10,266,840** | (4,658,775) |
| VAT | **4,347,134** | (1,952,056) |
| Business tax | **23,533** | 34,725 |
| Resource tax | **1,283,335** | 2,341,723 |
| Others | **770,161** | 1,966,541 |
| | **16,691,003** | (2,267,842) |

## 23. OTHER UNPAID

| | **Group 30 June 2002** *RMB* | Group 31 December 2001 *RMB* |
|---|---|---|
| Compensation fee for mineral resources | **15,908,130** | 17,743,599 |
| Others | **20,864** | 7,395 |
| | **15,928,994** | 17,750,994 |

Compensation fee for mineral resources is collected in accordance with Order No.150 issued by the State Council and Order No.35 issued by government of Jiangxi Province; compensation fee = sales of mineral products x compensation rate x extracting coefficient rate; extracting coefficient rate = approved extracting rate/actual extracting rate

## 24. OTHER PAYABLES

In Group's balance of other payables, the balance due to shareholder who holds more than 5% of the Company is as follow:

| Shareholder | **30 June 2002** *RMB* | 31 December 2001 *RMB* |
|---|---|---|
| JCC | **—** | 89,397,131 |

## 25. ACCRUED EXPENSES

| | **Group 30 June 2002** *RMB* | Group 31 December 2001 *RMB* |
|---|---|---|
| Professional service fee | **1,600,000** | 2,500,000 |

## 26. LONG-TERM LIABILITIES DUE WITHIN ONE YEAR

| | **Group 30 June 2002** *RMB* | Group 31 December 2001 *RMB* |
|---|---|---|
| Long-term loans due within one year (Note 27) | **390,400,200** | 172,000,000 |
| Long-term payable due within one year (Note 28) | **1,870,000** | 1,870,000 |
| | **392,270,200** | 173,870,000 |

## 27. LONG-TERM LOANS

| | **Group 30 June 2002** *RMB* | Group 31 December 2001 *RMB* |
|---|---|---|
| Long-term loans | **2,093,920,000** | 2,008,920,000 |
| Less: Amount due within one year | **390,400,200** | 172,000,000 |
| Amount due after one year | **1,703,519,800** | 1,836,920,000 |

| Bank name | 30 June 2002 *RMB* | Period | Annual Rate | Terms |
|---|---|---|---|---|
| ICBC, Yintan Branch, Jiangtong Office | 35,000,000 | 1999.04.27-2003.04.26 | 6.03% | Credit loan |
| | 20,000,000 | 1999.05.26-2004.02.25 | 6.03% | Credit loan |
| | 21,000,000 | 1999.06.23-2003.06.22 | 6.03% | Credit loan |
| | 78,400,000 | 2000.07.28-2003.07.27 | 6.03% | Credit loan |
| | 90,000,000 | 2000.08.30-2003.08.29 | 5.94% | Credit loan |
| | 80,000,000 | 2001.01.03-2003.01.03 | 5.94% | Credit loan |
| | 44,810,000 | 2001.01.10-2003.07.10 | 5.94% | Credit loan |
| | 92,400,200 | 2001.01.18-2003.01.17 | 5.94% | Credit loan |
| | 20,000,000 | 2001.11.07-2003.11.06 | 5.94% | Credit loan |
| | 25,000,000 | 2001.12.05-2004.12.04 | 5.94% | Credit loan |
| | 50,000,000 | 2001.12.07-2003.12.06 | 5.94% | Credit loan |
| | 10,000,000 | 2001.12.24-2003.12.23 | 5.94% | Credit loan |
| | 30,000,000 | 2001.12.25-2004.12.24 | 5.94% | Credit loan |
| | 30,000,000 | 2002.01.04-2004.01.04 | 5.94% | Credit loan |
| | 15,000,000 | 2001.11.19-2007.11.18 | 6.21% | Credit loan |
| ICBC, Yanjiang Branch | 50,000,000 | 2000.06.28-2003.06.27 | 5.94% | Guaranteed loan |
| Bank of China, Yintan Branch | 28,000,000 | 1999.11.30-2004.11.30 | 6.03% | Guaranteed loan |
| | 17,000,000 | 2000.02.13-2005.02-13 | 6.03% | Guaranteed loan |
| | 30,000,000 | 2001.12.27-2003.12.27 | 5.94% | Credit loan |
| | 18,000,000 | 2001.12.27-2004.12.27 | 5.94% | Credit loan |
| China Construction Bank, Tongjidi Branch | 109,710,000 | 1997.02.18-2008.12.30 | 6.21% | Guaranteed loan |
| | 60,000,000 | 1997.02.18-2002.12.31 | 6.21% | Guaranteed loan |
| | 220,000,000 | 1997.03.31-2003.12.31 | 6.21% | Guaranteed loan |
| | 82,000,000 | 1998.03.24-2004.12.31 | 6.21% | Credit loan |
| | 210,000,000 | 1999.02.25-2008.11.30 | 6.21% | Credit loan |
| | 217,000,000 | 1999.09.15-2009.09.14 | 6.21% | Credit loan |
| | 50,000,000 | 2000.06.22-2006.06.21 | 6.21% | Credit loan |
| | 73,000,000 | 2000.03.31-2003.03.31 | 5.94% | Credit loan |
| | 85,000,000 | 2000.09.25-2003.09.24 | 5.94% | Credit loan |
| | 50,000,000 | 2001.08.25-2004.08.27 | 5.94% | Credit loan |
| | 50,000,000 | 2001.10.29-2007.04.28 | 6.21% | Credit loan |
| | 40,000,000 | 2002.05.20-2005.05.19 | 5.94% | Credit loan |
| China Merchants Bank, Nanchang Branch | 50,000,000 | 2001.12.14-2004.06.13 | 5.94% | Credit loan |
| China Development Bank, Nanchang Branch | 10,000,000 | 1994.02.01-2004.12.01 | 6.21% | Guaranteed loan |
| | 2,599,800 | 1995.01.01-2008.12.01 | 6.21% | Guaranteed loan |
| Total | 2,093,920,000 | | | |

The guaranteed loans were all guaranteed by JCC. Please refer to note 46 for details.

## 28. LONG-TERM PAYABLE

| | **Group 30 June 2002** ***RMB*** | Group 31 December 2001 *RMB* |
|---|---|---|
| Long-term payable | **45,846,000** | 46,781,000 |
| Less: Amount due within one year | **1,870,000** | 1,870,000 |
| Amount due after one year | **43,976,000** | 44,911,000 |

The amount represents the balance due to JCC as the consideration for the transfer of the mining rights. The amount is repayable in 30 annual instalments of RMB1,870,000 each year and subject to payment of interest at a rate equal to the state lending rate for a one-year fixed term loan up to a maximum of 15% on each annual instalment starting from 1 January 1998.

## 29. SPECIAL PAYABLE

| | Group | | | |
|---|---|---|---|---|
| | **31 December 2001** *RMB* | **Addition this period** *RMB* | **Reduction this period** *RMB* | **30 June 2002** *RMB* |
| Subsidy on interest of technical innovation loan | 84,000,000 | – | 7,000,000 | 77,000,000 |

The reduction is the portion of subsidy credited to the capitalized interest expense which is charged into cost of construction in progress in current period.

## 30. SHARE CAPITAL

The change of share capital of the Company from 1 January 2002 to 30 June 2002 is as follows:

| | Group | | |
|---|---|---|---|
| | **31 December 2001 (No. of share)** | **Addition or Reduction of this period Trade shares (No. of share)** | **30 June 2002 (No. of share)** |
| 1. Non-trading shares | | | |
| (1) Promoters shares | | | |
| – Domestic state-owned legal person shares | 1,275,556,200 | — | 1,275,556,200 |
| – Domestic other legal person shares | 2,000,000 | — | 2,000,000 |
| (2) Issued but not traded shares | | | |
| – A shares | 230,000,000 | (230,000,000) | — |
| Total non-trading shares | 1,507,556,200 | (230,000,000) | 1,277,556,200 |
| 2. Trading shares | | | |
| – H shares | 1,156,482,000 | — | 1,156,482,000 |
| – A shares | — | 230,000,000 | 230,000,000 |
| Total trading shares | 1,156,482,000 | 230,000,000 | 1,386,482,000 |
| 3. Total share capital | 2,664,038,200 | — | 2,664,038,200 |

The face value of the above shares is RMB 1.00 each.

## 31. CAPITAL RESERVES

The movement of capital reserves during the period from 1 January 2002 to 30 June 2002 is as follows:

| | **Group 30 June 2002 and 31 December 2001** *RMB* |
|---|---|
| Share premium | 1,292,633,979 |
| Revaluation reserve | 113,063 |
| | 1,292,747,042 |

## 32. SURPLUS RESERVES

| | **Group 30 June 2002 and 31 December 2001** *RMB* |
|---|---|
| Statutory surplus reserve | 82,249,004 |
| Discretionary surplus reserve | 158,414,185 |
| Statutory public welfare fund | 62,328,331 |
| | 302,991,520 |

Statutory surplus reserve can be used to make up future losses, to expand operations or to increase share capital by means of conversion. Statutory public welfare fund can be utilized for staff welfare.

## 33. NET REVENUE FROM PRINCIPAL OPERATIONS AND SEGMENT INFORMATION

| | **Group** | |
|---|---|---|
| | **Six months period ended 30 June** | |
| **Revenue by products** | **2002** *RMB* | 2001 *RMB* |
| Cathode copper | **956,946,374** | 1,408,902,048 |
| Gold | **254,849,220** | 251,118,143 |
| Other (Silver, Sulphuric acid, etc.) | **257,536,523** | 172,227,489 |
| Tolling services | **92,343,163** | 28,448,821 |
| | **1,561,675,280** | 1,860,696,501 |

| | **Group** | |
|---|---|---|
| | **Six months period ended 30 June** | |
| **Geographical Segments** | **2002** *RMB* | 2001 *RMB* |
| PRC | **1,485,919,543** | 1,845,054,657 |
| Taiwan | **25,959,777** | 14,899,349 |
| India | **23,472,154** | — |
| Hong Kong | **24,800,001** | — |
| Others | **1,523,805** | 742,495 |
| | **1,561,675,280** | 1,860,696,501 |

| **Total sales of the five largest customers** *RMB* | **Percentage in total sales** % |
|---|---|
| 767,331,393 | 49.1 |

## 34. COST OF PRINCIPLE OPERATIONS

| | Group | |
|---|---|---|
| | Six months period ended 30 June | |
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Cost of domestic sales | **1,220,087,411** | 1,525,164,039 |
| Cost of export sales | **44,320,785** | 11,185,572 |
| | **1,264,408,196** | 1,536,349,611 |

## 35. SALES TAXES ON PRINCIPAL OPERATIONS

| | Group | |
|---|---|---|
| | Six months period ended 30 June | |
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Resource tax | **17,536,744** | 16,292,645 |

## 36. INCOME FROM OTHER OPERATIONS

| | Group | |
|---|---|---|
| | Six months period ended 30 June | |
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Sales of auxiliary materials and spare parts | | |
| – Revenue | **39,489,642** | 73,504,050 |
| – Expenses | **(38,434,744)** | (67,718,533) |
| | **1,054,898** | 5,785,517 |
| Sales of water and electricity | | |
| – Revenue | **18,010,228** | 17,104,144 |
| – Expenses | **(16,844,863)** | (16,554,978) |
| | **1,165,365** | 549,166 |
| Gain (loss) on settlement of forward contract | **5,003,750** | (9,997,100) |
| Others | **1,184,267** | 5,126,833 |
| | **8,408,280** | 1,464,416 |

## 37. FINANCIAL EXPENSES

| | Group | |
|---|---|---|
| | Six months period ended 30 June | |
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Interest expenses | **73,181,674** | 85,454,306 |
| Less: interest income | **(2,079,797)** | (2,603,814) |
| Exchange loss (gain) | **1,429** | (26,264) |
| Others | **(320,549)** | 284,861 |
| | **70,782,757** | 83,109,089 |

## 38. INVESTMENT INCOME

**Group**

| | Six months period ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Income from short-term investment | | |
| – Income from debt investment | **1,544,536** | — |
| – Reversal of provision for impairment of short term investment | **179,322** | — |
| | **1,723,858** | — |

**Company**

| | Six months period ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Income from short-term investment | | |
| – Income from debt investment | **1,544,536** | — |
| – Reversal of provision for impairment of short-term investment | **179,322** | — |
| Income from long-term investment | | |
| – Income recognized under equity method | **40,570** | 116,021 |
| | **1,764,428** | 116,021 |

## 39. SUBSIDIES

| | Group | |
|---|---|---|
| | Six months period ended 30 June | |
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Income tax refunded | **—** | 98,359 |

## 40. NON-OPERATING INCOME

| | Group | |
|---|---|---|
| | Six months period ended 30 June | |
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Gain on disposal of fixed assets | **117,725** | 2,470,821 |
| Others | **1,108,084** | 2,983,927 |
| | **1,225,809** | 5,454,748 |

## 41. NON-OPERATING EXPENSES

| | Group | |
|---|---|---|
| | Six months period ended 30 June | |
| | **2002** | 2001 |
| | ***RMB*** | *RMB* |
| Education fee | **6,968,938** | 6,551,343 |
| Loss on disposal of fixed assets | **7,291,077** | — |
| Others | **257,443** | 535,305 |
| | **14,517,458** | 7,086,648 |

## 42. INCOME TAX

| | Group<br>Six months period ended 30 June<br>2002<br>*RMB* | <br><br>2001<br>*RMB* |
|---|---|---|
| Income tax for the period (Note 1) | **14,999,969** | 20,617,102 |
| Income tax deductible (Note 2) | **—** | (20,617,102) |
| Income tax of subsidiaries | **33,304** | 46,795 |
| | **15,033,273** | 46,795 |

*Note 1:* *The income tax RMB 14,999,969, which is calculated based on taxable income.*

*Note 2:* *Pursuant to a notice issued jointly by the Ministry of Finance and the State Tax Bureau (Cai Shui Zi [2000] No.49) and written approval from the state tax bureau of Jiangxi Province, the unutilized tax benefit in respect to the purchase of domestic machinery and equipment for the year 2000 is RMB 55,627,972 and tax benefit for 2001 is RMB 13,037,712. Because the Company has not finalized the tax benefit for the year 2001, the unutilized tax benefit at the end of the year 2001 can not be determined. Therefore, no tax benefit is recognized in the current period.*

## 43. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

| | Group<br>Six months period<br>ended 30 June 2002<br>*RMB* |
|---|---|
| Amount paid in respect to operating expenses and administrative expenses | 50,523,918 |
| Non-operating expenses paid | 7,226,381 |
| Other expenses paid | 90,337,497 |
| | 148,087,796 |

## 44. CASH PAID FOR ACQUISITION OF WUSHAN MINE

| | Group<br>Six months period<br>ended 30 June 2002<br>*RMB* |
|---|---|
| Current assets | 18,402,934 |
| Fixed assets | 238,020,052 |
| Intangible assets (Mining rights) | 20,261,560 |
| Current liabilities | (37,877,572) |
| Long-term liabilities | (45,000,000) |
| Total | 193,806,974 |
| Including: | |
| Cash paid for acquisition | 193,806,974 |
| Less: Cash received from acquisition | 2,739,987 |
| Net cash outflow for acquisition of Wushan Mine | 191,066,987 |





## 45. CASH AND CASH EQUIVALENTS

| | Group | |
|---|---|---|
| | **30 June 2002** | 31 December 2001 |
| | ***RMB*** | *RMB* |
| Bank balances and cash (Note 5) | **311,391,734** | 683,327,945 |
| Less: Deposit for bank-accepted bills included in bank balances and cash | **—** | 2,267,780 |
| | **311,391,734** | 681,060,165 |

| | Company | |
|---|---|---|
| | **30 June 2002** | 31 December 2001 |
| | ***RMB*** | *RMB* |
| Bank balances and cash | **302,004,761** | 682,754,028 |
| Less: Deposit for bank-accepted bills included in bank balances and cash | **—** | 2,267,780 |
| | **302,004,761** | 680,486,248 |

## 46. SIGNIFICANT RELATED PARTY TRANSACTIONS

### (1) Related parties who can exercise control over the Company

| Name | Registered address | Principal operations | Relationship with the Company | Nature of ownership | Legal representative |
|---|---|---|---|---|---|
| JCC | Guixi, Jiangxi Provice | Non-ferrous metal, non-metal mining, smelting, refining and protracting non-ferrous metal | Holding company | State-owned | He Changming |

### (2) Status and changes of paid-in capital owned by related parties who can exercise control over the Company

| Name | At 30 June 2002 and 31 December 2001 |
|---|---|
| | ***RMB*** |
| JCC | 3,896,060,000 |

### (3) Status and changes of the shares and equity owned by related parties who can exercise control over the Company

| Name | At 31 December 2001 | | Addition | | Reduction | | At 30 June 2002 | |
|---|---|---|---|---|---|---|---|---|
| | *RMB* | *%* | *RMB* | *%* | *RMB* | *%* | *RMB* | *%* |
| JCC | 1,275,556,200 | 47.9 | — | — | — | — | 1,275,556,200 | 47.9 |

**(4) Nature of the relationship related parties who cannot exercise control over the Company**

| Name | Relationship with the Company |
|---|---|
| Jiangxi Xinxin Company Ltd. ("Jiangxi Xinxin") | Promoter shareholder |
| Hubei Sanxin Gold & Copper Company Ltd. ("Hubei Sanxin") | Promoter shareholder |

**(5) Significant transactions entered with the Company and above-mentioned related parties in current period:**

(A) Significant transaction entered with the Company and (i) JCC and its affiliates, (ii) Jiangxi Xinxin and Hubei Sanxin in current period:

| | Six months period ended 30 June | |
|---|---|---|
| | 2002 | 2001 |
| | *RMB* | *RMB* |
| Transactions with JCC and its affiliate: | | |
| Tolling fee and sales fee charged by the Group (note (a)) | **67,040,000** | — |
| Sale of copper cathode and sulphuric acid by the Group (note(a)) | **85,533,000** | 127,576,000 |
| Re-sales of auxiliary industrial products by the Group (note(a)) | **26,823,000** | 38,272,000 |
| Sale of waste, filter residue and black cement copper by the Group (note(a)) | **2,558,000** | 11,015,000 |
| Purchase of copper concentrates by the Group (note(a)) | **27,177,000** | 58,922,000 |
| Purchase of scrap copper by the Group (note(a)) | **55,114,000** | 67,832,000 |
| Purchase of auxiliary industrial products by the Group (note(a)) | **78,280,000** | 128,198,000 |
| Railway transportation service provided to the Group (note(a)) | **8,564,000** | 9,268,000 |
| Rentals for land use rights charged to the Group (note(c)) | **7,500,000** | 7,500,000 |
| Rentals for office premises charged by the group (note (c)) | **28,000** | — |
| Rentals for office premises charged to the group (note(c)) | **1,501,000** | 1,478,000 |
| Rentals for housing for the employees and use of common facilities charged to the Group (note(b)) | **2,904,000** | 4,120,000 |
| Repair and maintenance service provided to the Group (note(a)) | **22,610,000** | 31,865,000 |
| Construction service provided to the Group (note(a)) | **11,201,000** | 5,554,000 |
| Vehicle transportation service provided to the Group (note(a)) | **24,716,000** | 20,817,000 |
| Supply of water and transmission of electricity (note(b)) | **18,015,000** | 17,092,000 |
| Industrial water supplied (note(b)) | **9,005,000** | 9,133,000 |
| Environmental greenery services provided (note(b)) | **3,193,000** | 1,114,000 |
| Social welfare and support services provided (note(b)) | | |
| - Welfare and medical services | **17,161,000** | 15,431,000 |
| - Primary and secondary education service | **4,578,000** | 4,280,000 |
| - Technical education service | **925,000** | 2,391,000 |
| - Internal telecommunications services | **1,336,000** | 2,748,000 |
| - Use of representative offices | **1,893,000** | 484,000 |
| Sales of copper cathode to Jiangxi Xinxin (note(a)) | **88,190,000** | 81,034,000 |
| Tolling fee received from Hubei Sanxin (note(a)) | **1,674,000** | 2,662,000 |
| Purchase of copper concentrates from Hubei Sanxin (note(a)) | **3,226,000** | 3,383,000 |

*Notes:*
(a) *The pricing of the transactions was determined with reference to comparable market prices.*
(b) *The pricing of the transactions was determined with reference to actual costs.*
(c) *The pricing of the transactions was determined with reference to the terms of lease agreements.*

(B) Acquisition of Wushan Mine

On 30 November 2000, the Company entered into an agreement with JCC to acquire the operating assets and related liabilities of the Wushan Copper Mine and the mining right (excluding mining rights to resources beneath the minus-400-metre level) thereof from JCC for an aggregate consideration of RMB 191,843,179 in cash, subject to adjustment. The consideration was determined on (i) the basis of the value of such operating assets less amount of related liabilities as at 31 August 2000, being the valuation reference date as assessed by Beijing Zhongzheng Appraisal Co., Ltd., a State-approved independent PRC value and (ii) the basis of the value of such mining right as at 31 August 2000, being the valuation reference date as assessed by Beijing Jingwei Appraisal Co., Ltd., a State-approved independent PRC value. The consideration for the acquisition shall be adjusted (subject to certain conditions) to the amount as confirmed by the relevant government departments as well as the amount of operating assets and related liabilities as stated in the balance sheet of the Wushan Copper Mine as at the day immediately before the completion. Upon completion of the acquisition, the agreements relating to the new ongoing connected transactions between JCC and the Company and the variations of the existing connected transactions between JCC and the Company will become effective to facilitate the smooth operation of the Company, including Wushan Copper Mine. Details of the acquisition and the connected transactions mentioned above are set out in the circular of the Company dated 20 December 2000 and approved by the shareholders at an extraordinary general meeting held on 19 January 2001. The acquisition was completed on 1 January 2002 with the total consideration of RMB 193,806,974, which has been all paid to JCC prior to 30 June 2002.

(C) Establish Copper Products Company.

The Company invested jointly with JCC RMB 150,000,000 to establish Jiangxi Copper Products Co., Ltd., in which the Company contributed the amount of RMB 90,000,000 and covered 60% of registered capital.

(D) Amount due to or from related parties

| Account | Name of related parties | 30 June 2002 *RMB* | 31 December 2001 *RMB* |
|---|---|---|---|
| Bills receivable | JCC and its affiliates | **3,823,000** | 5,767,604 |
| Account receivable | JCC and its affiliates | **10,044,912** | 7,219,397 |
| | Jiangxi Xinxin | **12,616** | 551,690 |
| Other receivable | JCC and its affiliates | **13,516,301** | 15,857,226 |
| Prepayment | Hubei Sanxin | **30,000,000** | 30,000,000 |
| | JCC and its affiliates | **68,116,695** | 11,011,555 |
| | | **125,513,524** | 70,407,472 |
| Bill payable | JCC and its affiliates | **67,160,000** | 23,001,128 |
| Account payable | JCC and its affiliates | **20,677,792** | 38,210,736 |
| Advance from customers | JCC and its affiliates | **3,633,996** | 1,119,824 |
| Other payable | JCC and its affiliates | **28,924,439** | 131,171,246 |
| Long-term payable within one year | JCC and its affiliates | **1,870,000** | 1,870,000 |
| Long-term payable | JCC and its affiliates | **43,976,000** | 44,911,000 |
| | | **166,242,227** | 240,283,934 |

(E) Guarantee

Up to 30 June 2002, the Company has bank loan of RMB 497,310,000 guaranteed by JCC (31 December 2001: RMB 484,710,000).

(F) Others

In accordance with an agreement signed between the Company and JCC, JCC manages a defined contribution pension scheme on behalf of the Company. The Company makes contribution to the scheme through JCC. The total cost charged to the income statement of six months period ended 30 June 2002 is approximately RMB 24,057,000 (2001: RMB 16,229,000).

## 47. FORWARD CONTRACTS

As at 30 June 2002, the Company had outstanding forward contracts of copper cathode as follows:

| | **30 June 2002** *RMB* | 31 December 2001 *RMB* |
|---|---|---|
| Forward sell contracts: | | |
| Quantities (in tonnes) | **1,500** | 1,165 |
| Average price per tonne (RMB) | **16,395** | 14,358 |
| Delivery period | **From July 2002 to December 2002** | In April 2002 |
| Forward buy contracts: | | |
| Quantities (in tonnes) | — | 700 |
| Average price per tonne (RMB) | — | 15,639 |
| Delivery period | — | In January 2002 |

At the balance sheet date, the unrealised loss on the outstanding forward contracts amounted to approximately RMB 300,000 (31 December 2001: RMB 1,500,000).

## 48. COMMITMENTS

### (1) Capital commitments

| | **30 June 2002** *RMB* | 31 December 2001 *RMB* |
|---|---|---|
| Contracted for but not provided in the financial statements | **1,280,910,000** | 617,315,000 |

### (2) Lease commitments

At the balance sheet date, the Company had outstanding commitments under non-cancelable operating leases with a term of more than one year which fall due as follows:

| | **30 June 2002** *RMB* | 31 December 2001 *RMB* |
|---|---|---|
| **Rental payable** | | |
| Within one year | **15,806,136** | 15,000,000 |
| Between one and two years | **15,806,136** | 15,000,000 |
| Between two and three years | **15,806,136** | 15,000,000 |
| Over three years | **359,985,324** | 330,000,000 |
| | **407,403,732** | 375,000,000 |

The amount represents the balance due to JCC and Land & Resources Bureau of Jiangxi Province as the consideration for the rental of land use rights. The amount includes rental of land use right of Wushan Mine repayable in 50 annual instalments of RMB806,136 each starting from year 2002 to year 2052. The other portion is repayable in 30 annual instalments of RMB15,000,000 each starting from year 1997 to year 2027.

# SUPPLEMENTAL INFORMATION

*FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2002*
*(Prepared in accordance with PRC GAAP)*

## 1. Difference between IAS and PRC GAAP

These financial statements are prepared according to PRC GAAP, which are different from these prepared according to IAS.

At balance sheet date, net profit and net assets were RMB 72,280,000 and RMB 4,645,080,000 respectively according to PRC GAAP. These figures can be reconciled to that under IAS as follows:

| | Net profit for the period ended 30 June 2002 *RMB'000* | Net assets at 30 June 2001 *RMB'000* |
|---|---|---|
| Per PRC GAAP | 72,280 | 4,645,080 |
| Adjustment according to IAS: | | |
| – The interest income of short term debt investment which was recognized as income under IAS | 500 | 500 |
| Per IAS | 72,780 | 4,645,580 |

## 2. Weighted average and fully diluted return on net assets and earning per share

| | From 1 January 2002 to 30 June 2002 | | | | From 1 January 2001 to 30 June 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| **Reporting profit** | **Return on net assets** | | **Earning per share** | | Return on net assets | | Earning per share | |
| | **Fully diluted** | **Weighted average** | **Fully diluted** | **Weighted average** | Fully diluted | Weighted average | Fully diluted | Weighted average |
| Profit from principal operations | 6.02 | 6.07 | 0.11 | 0.11 | 7.64 | 7.77 | 0.13 | 0.13 |
| Operating profits | 2.13 | 2.15 | 0.04 | 0.04 | 3.31 | 3.36 | 0.06 | 0.06 |
| Net profit | 1.56 | 1.57 | 0.03 | 0.03 | 3.26 | 3.32 | 0.05 | 0.05 |
| Net profit excluding non-reoccurring items | 1.71 | 1.73 | 0.03 | 0.03 | 2.70 | 2.74 | 0.04 | 0.04 |

### 3. Provision for assets impairment at 30 June 2002

| | Group and Company | | | |
|---|---|---|---|---|
| **Items** | **At 1 January 2001** | **Additional** | **Write-back** | **At 30 June 2001** |
| **1. Bad debt provision** | **86,524,044** | 3,407,092 | — | 89,931,136 |
| Including: Account receivable | **69,109,399** | 3,336,253 | — | 72,445,652 |
| Other receivable | **17,414,645** | 70,839 | — | 17,485,484 |
| **2. Provision for impairment on short-term investment** | **179,322** | — | (179,322) | — |
| Including: Stock investment | **179,322** | — | (179,322) | — |
| **3. Provision for impairment on inventories** | **11,321,889** | 2,156,283 | (6,105,344) | 7,372,828 |
| Including: Finished goods | **3,597,878** | 2,156,283 | — | 5,754,161 |
| Raw materials | **7,724,011** | — | (6,105,344) | 1,618,667 |
| **4. Provision for impairment on fixed assets** | **8,359,916** | — | (8,359,916) | — |
| Including: Equipment and machinery | **6,613,252** | — | (6,613,252) | — |
| Vehicles | **1,746,664** | — | (1,746,664) | — |

# DOCUMENTS AVAILABLE FOR INSPECTION

1. The original copy of this interim report duly signed by the legal representative of the Company.

2. Financial statements duly signed by the legal representative and financial controller of the Company.

3. The original copy of the independent review report prepared by Messrs. Deloitte Touche Tohmatsu and the condensed financial statements prepared in accordance with the international accounting standards.

4. The original copy of articles of association of the Company.

Upon the requirement of the Stock Exchange or at the request of shareholders in accordance with relevant laws and regulations or the Company's articles of association, the above documents are available for inspection at the Company's legal address during normal business hours after the interim report is published.


江西銅業股份有限公司

(在中華人民共和國註冊成立的
中外合資股份有限公司)

# 2002年中期業績報告



**江西銅業股份有限公司(「本公司」)董事會及董事保證本中期業績報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏,並對其內容的真實性、準確性和完整性負個別及連帶責任。**

**本中期業績報告經本公司董事會審議通過。本公司董事戚懷英女士、劉新熙先生及孫傳堯先生已授權其他董事代為出席並表決。**

**本公司中期業績報告未經審核。**

| | | | |
|---|---|---|---|
| (一) | 法定中文名稱 | : | 江西銅業股份有限公司 |
| | 法定英文名稱 | : | Jiangxi Copper Company Limited |
| | 英文名稱縮寫 | : | JCCL |
| (二) | 股票上市交易所 | : | 上海證券交易所(A股)<br>香港聯合證券交易所有限公司(「香港聯交所」)/倫敦證券交易所(第二上市地)(H股) |
| | 股票簡稱 | : | 江西銅業(A股/H股) |
| | 股票代碼 | : | 600362/0358(A股/H股) |
| (三) | 公司註冊及辦公地址 | : | 江西省貴溪市冶金大道15號 |
| | 郵政編碼 | : | 335424 |
| | 電子信箱 | : | jccl@jxcc.com |
| | 公司國際互聯網址 | : | http://www.jxcc.com |
| (四) | 法定代表人 | : | 何昌明 |
| (五) | 公司董事會秘書 | : | 黃東風 |
| | 聯系地址 | : | 江西省貴溪市冶金大道15號 |
| | 聯系電話 | : | 0701－3777735 |
| | 傳真 | : | 0701－3777013 |
| | 電子信箱 | : | jccl@jxcc.com |
| (六) | 公司信息披露報紙名稱 | : | 《中國證券報》、《香港經濟日報》、《The Standard》(英文報) |
| | 公司信息披露指定互聯網 | : | http://www.sse.com.cn<br>http://www.hkex.com.hk |
| | 公司年度報告備置地點 | : | 公司董事會秘書室 |

# 目錄

# 主要財務數據和指標

## (一) 按國際會計準則編製的未經審核的財務數據和指標

### 業績摘要

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零二年<br>人民幣千元 | 二零零一年<br>人民幣千元 |
| 營業額 | **1,561,675** | 1,860,697 |
| 除稅前溢利 | **87,840** | 131,680 |
| 本期溢利 | **72,780** | 131,556 |
| 每股基本盈利 | **0.0273元** | 0.0540元 |

### 資產摘要

| | 二零零二年<br>六月三十日<br>人民幣千元 | 二零零一年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 總資產 | **8,602,772** | 8,470,761 |
| 總負債 | **3,896,542** | 3,764,065 |
| 少數股東權益 | **60,650** | 694 |
| 淨資產 | **4,645,580** | 4,706,002 |
| 每股淨資產 | **1.744元** | 1.766元 |

## (二) 按中國會計準則及規定編製的未經審核的財務數據和指標

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零二年<br>人民幣千元 | 二零零一年<br>人民幣千元 |
| 淨利潤 | **72,280** | 131,556 |
| 扣除非經常性損益後的淨利潤 | **79,453** | 108,695 |
| 每股收益 | **0.0271元** | 0.0540元 |
| 每股經營活動產生的現金流量淨額 | **0.150元** | 0.163元 |
| 淨資產收益率(攤薄) | **1.56%** | 3.26% |
| 扣除非經常性損益後的淨資產收益率(加權) | **1.73%** | 2.74% |

| | 二零零二年<br>六月三十日<br>人民幣千元 | 二零零一年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 股東權益(不含少數股東權益) | **4,645,080** | 4,572,800 |
| 每股淨資產 | **1.744元** | 1.716元 |
| 調整後每股淨資產 | **1.711元** | 1.707元 |

## 註： 扣除非經常性損益的項目涉及的金額

| 項目 | 截至六月三十日止六個月 二零零二年 人民幣千元 | 二零零一年 人民幣千元 |
|---|---|---|
| 1. 補貼收入 | — | 98 |
| 2. 處置固定資產(虧損)收益 | (7,173) | 2,471 |
| 3. 會計估計變更增加利潤總額 | — | 20,292 |

## (三) 按國際會計準則與中國會計準則及規定計算差異

本公司按中國會計準則及規定編製的財務報告不同於按國際會計準則而編製的財務報告。於二零零二年六月三十日，按中國會計準則及規定編製的財務報表本期淨利潤為人民幣72,280千元及淨資產為人民幣4,645,080千元，按國際會計準則對本期淨利潤和淨資產的主要調整如下：

| | 二零零二年一月一日至六月三十日止期間淨利潤 人民幣千元 (未經審核) | 二零零二年六月三十日淨資產 人民幣千元 (未經審核) |
|---|---|---|
| 根據中國會計準則及規定編製財務報表金額 | 72,280 | 4,645,080 |
| 按國際會計準則調整： | | |
| 一按國際會計準則記入損益的短期債權投資的利息收入 | 500 | 500 |
| 按國際會計準則編製財務報表金額 | 72,780 | 4,645,580 |

按國際會計準則與按中國會計準則及規定在帳目分類上有差異，因此根據兩種會計準則編製的簡略財務報告有一些項目出現差異。

# 股本變動和主要股東持股情況

## (一) 股本變動情況

報告期內，本公司股份總數未發生變動。但由於二零零一年十二月二十一日發行的23,000萬A股，於二零零二年一月十一日在上海證券交易所掛牌上市流通，因此報告期內本公司的的股本結構發生如下變化：

| | 變動前<br>(股數) | 變動後<br>(股數) |
|---|---|---|
| 一、未上市流通股份 | | |
| 1. 發起人股份 | | |
| 其中：境內國有法人股 | 1,275,556,200 | 1,275,556,200 |
| 境內其他法人股份 | 2,000,000 | 2,000,000 |
| 境外法人持有股份 | — | — |
| 其它 | — | — |
| 2. 已發行未上市A股 | 230,000,000 | — |
| 3. 內部職工股 | — | — |
| 4. 優先股或其他 | — | — |
| 未上市流通股份合計 | 1,507,556,200 | 1,277,556,200 |
| 二、已上市流通股份 | — | — |
| 1. 人民幣普通股 | — | 230,000,000 |
| 2. 境內上市外資股 | — | — |
| 3. 境外上市外資股 | 1,156,482,000 | 1,156,482,000 |
| 上市流通股份合計 | 1,156,482,000 | 1,386,482,000 |
| 三、股份總數 | 2,664,038,200 | 2,664,038,200 |

## （二）主要股東持股情況

於二零零二年六月三十日，持有本公司股票的股東總數為61,760名，其中，H股股東人數為4,016名，A股股東人數為57,744名。持有本公司股份的前十名股東名單如下：

| | 股東名稱 | 持股數 | 持股比例 (%) | 性質 |
|---|---|---|---|---|
| 1 | 江西銅業公司 | 1,275,556,200 | 47.881 | 國有法人股 |
| 2 | 香港中央結算代理人有限公司 | 1,132,646,000 | 42.516 | H股 |
| | 其中：國際銅業(中國)投資有限公司(「國際銅業」) | 500,000,000 | 18.768 | H股 |
| 3 | 國泰金鷹 | 5,000,000 | 0.188 | A股流通股 |
| 4 | 長城證券 | 3,000,092 | 0.113 | A股流通股 |
| 5 | 汽車財務 | 1,850,000 | 0.069 | A股流通股 |
| 6 | 鵬華成長 | 1,725,700 | 0.065 | A股流通股 |
| 7 | 林真亮 | 1,191,218 | 0.045 | A股流通股 |
| 8 | 隆元基金 | 1,100,000 | 0.041 | A股流通股 |
| 9 | SONG ZHEN YUAN | 1,095,000 | 0.041 | H股 |
| 10 | 深圳寶恒(集團)股份有限公司 | 1,000,000 | 0.038 | 法人股 |

根據香港證券(披露權益)條例(「披露權益條例」)第16(1)條所保存之主要股東名冊記錄，二零零二年六月三十日，以下股東佔本公司有關類別已發行股本10%或以上之權益：

| 股東名稱 | 持股數量 | 佔有關類別已發行股份數目的百分比 | 佔已發行股份總數目的百分比 |
|---|---|---|---|
| 江西銅業公司 | 1,275,556,200內資股 | 99.843% | 47.881% |
| 國際銅業(註1) | 500,000,000 H股 | 43.235% | 18.768% |

註：

(1) *根據披露權益條例，銀建國際實業有限公司、中國五礦香港控股有限公司、Nonferrous Metals International (BVI) Limited、有色金屬國際有限公司及International Copper Industry Investment (BVI) Limited 由於各自持有國際銅業之權益，已被視作分別持有國際銅業所持H股權益。*

(2) *於二零零二年六月三十日，實際控制人江西銅業公司其持股數量並無變化，亦無質押、凍結或托管。*

(3) *本公司前十名股東之法人股之間無關聯關係，其他股東之間關聯關係無法確定。*

(4) *根據香港中央結算(代理人)有限公司提供的於二零零二年六月三十日止之股東名冊，其持有H股股份乃代表多個客戶所持有，其中有一單個股東—國際銅業(發起人)通過其代理持有本公司5億股H股，佔本公司總股本約18.768%。該等股份於一九九七年本公司H股於香港聯交所上市日全部抵押給中國銀行(香港)有限公司。*

# 董事、監事、高級管理人員情況

**（一）報告期內，本公司董事、監事及高級管理人員均未持有本公司股票，亦無變動。**

**（二）報告期內經股東周年大會表決通過，接納龍濤先生辭去本公司獨立非執行董事及崔貴生先生辭去本公司執行董事；選舉康義先生為本公司獨立非執行董事及梁青先生為本公司執行董事。**

**（三）董事、監事及高級管理人員之證券權益及認購證券的權利**

於二零零二年六月三十日，本公司董事、監事及高級管理人員、或其聯繫人士概無於本公司或其他任何相關公司（定義見披露權益條例）之證券中擁有權益。各董事、監事及高級管理人員或其十八歲以下子女，於報告期內概無持有可以認購本公司證券之權益，或已行使任何該權利。

# 管理層討論與分析

## (一) 公司主營業務範圍

本公司是中國一間綜合性銅生產企業，主要經營銅採礦、選礦、熔煉與精煉業務，生產產品為陰極銅及其副產品(包括硫精礦、硫酸、黃金及白銀)。本公司也為客戶根據來料加工安排進行熔煉與精煉服務，本公司的附屬公司主要集中於硫酸銷售業務。本公司今年還控股了一家正待開工建設的江西銅業銅材加工有限公司。

## (二) 經營回顧

1. 經營情況及經營成果討論與分析

(1) 產品產量

儘管本公司於報告期內因貴冶三期技術改造主體工程新老系統安裝與對接及進行三年兩次的停爐檢修，使產量受到一定影響。但由於公司精心組織生產，確保了粗煉系統停產六十天、精煉系統只停產二十天即恢復生產的粗銅供應，使公司主要產品產量實際完成情況超過董事會年初預期，並基本接近了上年同期水平或略有下降。上半年，包括銅選礦回收率、冶煉回收率及電力消耗等在內的多項經濟技術指標也好於往年。

截至二零零二年六月三十日止六個月期間本公司產量情況如下表：

| **項目** | **產量** | | | |
|---|---|---|---|---|
| | **二零零二年** | 二零零一年 | **增(減)** | **增(減)%** |
| 陰極銅(噸) | **70,966** | 102,832 | (31,866) | (31.0) |
| 加工銅(噸) | **35,042** | 8,707 | 26,335 | 302.5 |
| 合計 | **106,008** | 111,539 | (5,531) | (5.0) |
| 黃金(公斤) | **3,215** | 3,408 | (193) | (5.7) |
| 白銀(公斤) | **55,520** | 57,496 | (1,976) | (3.4) |
| 硫酸(噸) | **281,882** | 408,829 | (126,947) | (31.0) |
| 硫精礦(噸) | **387,449** | 380,604 | 6,845 | 1.8 |

(2) 經營業績

截至二零零二年六月三十日止六個月期間，按國際會計準則編製的本公司營業額為人民幣1,561,675千元，與上年同期人民幣1,860,697千元相比，減少人民幣299,022千元(或減少16.1%)；實現毛利為人民幣279,730千元，與上年同期人民幣308,054千元相比，減少人民幣28,324千元(或減少9.2%)；實現本期溢利為人民幣72,780千元，比上年同期減少人民幣58,776千元(或減少44.7%)。

按中國會計準則及規定編製的淨利潤為人民幣72,280千元，與上年同期人民幣131,556千元相比，減少人民幣59,276千元(或減少45.1%)。

(3) 經營業績討論與分析(相關會計數據摘自按國際會計準則編製的簡略中期財務報告)

**營業額**

報告期內本公司實現營業額為人民幣1,561,675千元,比上年同期減少人民幣299,022千元(或減少16.1%);主要原因有:

(i) 加工銅銷售量增加26,335噸,增加營業額約人民幣86,037千元,而自營陰極銅銷售減少23,768噸,減少營業額約人民幣349,200千元,兩項合計減少營業額約人民幣263,163千元;

(ii) 銅價下跌及其他產品價格相互影響,減少營業額約人民幣93,155千元;

(iii) 其他產品銷售及結構變化,增加營業額大約人民幣57,296千元。

本公司營業額按產品所處行業分類構成情況

| | 營業額<br>人民幣千元<br>*(未經審核)* | 佔營業額<br>百分比<br>% | 銷售及<br>服務成本<br>人民幣千元<br>*(未經審核)* | 毛利率<br>% |
|---|---|---|---|---|
| 有色金屬產品 | 1,135,372 | 72.7 | 1,050,319 | 7.5 |
| 貴金屬 | 334,825 | 21.4 | 148,316 | 55.7 |
| 化工產品 | 91,478 | 5.9 | 83,310 | 8.9 |
| 合計 | 1,561,675 | 100 | 1,281,945 | 17.9 |

**本期溢利**

報告期內本公司實現本期溢利為人民幣72,780千元,比上年同期減少人民幣58,776千元(或減少44.7%),主要是由於:

(i) 銷售量及銷售結構變化,使本公司本期溢利增加大約人民幣2,490千元。

截至二零零二年六月三十日止六個月期間本公司銷量情況如下表:

| **項目** | **銷售量** | | | |
|---|---|---|---|---|
| | **二零零二年** | 二零零一年 | **增(減)** | **增(減)%** |
| 陰極銅(噸) | **72,128** | 95,896 | (23,768) | (24.8) |
| 加工銅(噸) | **35,042** | 8,707 | 26,335 | 302.5 |
| 合計 | **107,170** | 104,603 | 2,567 | 2.5 |
| 黃金(公斤) | **3,215** | 3,408 | (193) | (5.7) |
| 白銀(公斤) | **55,520** | 61,864 | (6,344) | (10.3) |
| 硫酸(噸) | **288,002** | 388,982 | (100,980) | (26.0) |
| 硫精礦(噸) | **576,950** | 371,564 | 205,386 | 55.3 |

(ii) 世界經濟增長不穩定，國內外銅價及加工費與上年同期相比大幅下跌，但由於黃金、白銀價格有較大幅度上漲，緩解了部分銅價下跌影響。價格因素使本公司本期溢利減少大約人民幣93,155千元。

儘管全球銅價接續上年十一月份以來的反彈趨勢，本年度頭六個月的價格呈現緩慢回升態勢，但與去年同期相比，國內外銅價依然處於低迷時期。倫敦金屬交易所(LME)上半年價格較上年同期下跌大約7.0%；上海金屬期貨交易所(SHFE)上半年價格較上年同期下跌大約9.5%。

於報告期內，本公司陰極銅平均售價為人民幣15,522元/噸(含稅)，比上海金屬期貨交易所的本年度頭六個月的月平均結算價高出人民幣102元/噸，但比本公司上年同期實際平均售價下降人民幣1,668元/噸，下跌大約9.7%。

截至二零零二年六月三十日止六個月期間本公司各產品平均銷售價格情況如下表：

| **項目** | **平均銷售價格(不含稅)** | | | |
|---|---|---|---|---|
| | **二零零二年** | 二零零一年 | **增(減)** | **增(減)%** |
| 陰極銅(人民幣元/噸) | **13,267** | 14,692 | (1,425) | (9.7) |
| 加工銅(人民幣元/噸) | **2,635** | 3,267 | (632) | (19.3) |
| 黃金(人民幣元/公斤) | **79,283** | 72,238 | 7,045 | 9.8 |
| 白銀(人民幣元/公斤) | **1,177** | 1,023 | 154 | 15.1 |
| 硫酸(人民幣元/噸) | **199** | 193 | 6 | 3.1 |
| 硫精礦(人民幣元/噸) | **56** | 58 | (2) | (3.4) |

(iii) 於報告期內本公司繼續強化成本控制，陰極銅單位成本較上年同期下降7.1%。本公司各產品銷售單位成本下降，增加本期溢利大約人民幣63,130千元。

(iv) 於報告期內期間費用(管理費用、財務費用、銷售費用)較上年同期增加，減少本期溢利大約人民幣6,406千元。

(v) 於報告期內，稅務部門尚未對本公司獲得的國產設備投資額40%可予抵免新增所得稅進行清算，本公司暫按應課稅溢利的16.5%計提了所得稅稅項，因此減少本期溢利大約人民幣14,986千元。

(vi) 其他項目減少本期溢利大約人民幣9,849千元。

2. 財務狀況討論與分析

(i) 資產與股東權益變化

於二零零二年六月三十日，本公司資產總額為人民幣8,602,772千元，與上年年末8,470,761千元相比增加人民幣132,011千元(或增加1.6%)。增加的主要原因是報告期內增加貴冶三期工程投資及收購了武山銅礦。

於二零零二年六月三十日，本集團股本及儲備為人民幣4,645,580千元，與上年年末人民幣4,706,002千元相比減少人民幣60,422千元(或減少1.3%)。減少的原因是報告期內實現本期溢利及從上年儲備中轉出應付股息人民幣133,202千元所致。

於二零零二年六月三十日，本公司資產負債率為45.3%，與上年末的44.4%相比，輕微增加0.9個百分點。

(ii) 營運資金變化

於二零零二年六月三十日，本公司營運資金為人民幣9,590千元，與上年末相比，營運資金減少大約人民幣758,392千元，流動比率由上年末的1.41 : 1降低至報告期末的1 : 1。

營運資金減少是由於(1) 上年末以流動資產存放方式的募股資金於報告期內基本被用於投資(具體參見「(三)投資情況 1. 募集資金投資情況」)；(2) 一年內到期債務增加；(3) 本公司有計劃安排和適度利用短期信貸資金，以達到減少利息支出效果；(4) 報告期內從上年儲備中撥出股息人民幣133,202千元，該等股息已於二零零二年七月五日分配予全體股東。

(iii) 現金流量

截至二零零二年六月三十日止六個月期間，本公司經營性現金流入量為人民幣399,909千元；投資活動產生的現金淨流出為人民幣774,666千元；商業融資活動產生的現金淨流入為大約人民幣5,089千元；由於對貴冶三期技術改造擴建工程及收購武山銅礦對資金的需求，報告期內本公司現金及現金等價物淨減少人民幣369,668千元。

(iv) 財務管理

於報告期內，本公司憑藉良好的商業信譽，及時利用現代金融工具，加大票據融資業務，降低了融資成本。

於報告期內，本公司透過清倉查庫，盤活資產，降低輔助材料及備件庫存等大約人民幣80,000千元，加速了資金周轉，提高了營運資金效率。

3. 投資情況

1. 募集資金投資情況

於二零零一年十二月二十一日，經中國證監會核准，本公司向國內投資者發行了23,000萬A股，獲得募股資金淨額大約人民幣49,485萬元及凍結資金利息收入人民幣1,094萬元。

於報告期內，本公司實際已使用該等募集資金人民幣45,776萬元用於以下項目，剩餘人民幣4,803萬元將主要用於富家塢銅礦開發項目。

（1） 用於收購武山銅礦項目

於報告期內，本公司用募股資金支付現金人民幣19,380.70萬元及承擔債務人民幣8,287.76萬元用於收購武山銅礦等額資產人民幣27,668.46萬元（包括採礦權人民幣2,026.16萬元）。

於報告期內，武山銅礦生產銅精礦含銅4,507噸，銅精礦含金72公斤，含銀5,989公斤，分別比上年同期增長12.6%、8.7%和減少3.7%。

（2） 用於貴冶三期技術改造工程項目

於報告期末，本公司貴冶三期工程實際累計完成投資人民幣46,136萬元，其中利用募集資金的投資額為人民幣約26,005萬元。目前，包括閃速爐及硫酸系統等部份主體工程的技術改造與安裝已順利完成。

（3） 用於富家塢銅礦區露天開採技術改造項目

於報告期末，本公司累計投資人民幣大約7,264萬元用於該項目的開發，其中募集資金使用款項為人民幣390萬元。

以上募集資金投資項目與本公司發行A股招股書披露的募集資金投資項目相符。

2. 非募集資金投資情況

(1) 德興銅礦9萬噸/日採選達產工程項目

該項目預計總投資大約12億元。於報告期末已累計完成投資91%，其中，本年度上半年實際完成投資14,273萬元，該工程預計本年末將基本完工。上半年，德興銅礦日均選礦處理能力已基本達到9.5萬噸。

(2) 年產15萬噸銅杆線項目

二零零二年三月十一日，本公司與江西銅業公司訂立合資協議，共同組建一個年產無氧銅杆線15萬噸的江西銅業銅材有限責任公司。本公司投資現金9,000萬元，佔60%股份，江西銅業公司投資現金6,000萬元，佔40%股份。該項目將採用連鑄連軋生產工藝並引進國外先進的生產設備。

於報告期末，雙方出資額已全部到位，工程前期準備工作已基本結束，引進設備合同已訂立，預計二零零二年九月開工建設。該項目預期二零零三年底建成投產。

## 4. 下半年經營計劃

展望下半年，受美國資本市場誠信困擾和世界經濟增長不確定因素影響，期待下半年銅市隨經濟復甦而可能展開攀升並走出低位的銅價行情難以樂觀，預期下半年國內外銅價仍將在低位震蕩盤整。因此下半年銅價壓力將會繼續傳動到本公司的生產經營上。為此，本公司下半年將採取以下幾項措施，盡力防範和化解銅價風險：

1. 精心組織生產，提高作業效率，降低成本，節約費用，全面完成今年的生產經營計劃和任務。

2. 抓緊貴冶三期技術改造工程建設，嚴格控制建設周期、工程質量和工程概算，確保年底主體工程基本建成，為爭取明年按30萬噸組織生產，積極做好相應的生產組織和原料保證準備。

3. 進一步增加金、銀等邊際貢獻較高之副產品產銷量。

4. 努力搞好營銷工作，利用套期保值工具，爭取獲得更大利益。

5. 加強採購、庫存及財務管理信息系統建設，進一步壓縮輔助材料及備件的庫存佔用，降低採購成本，提高資金使用效率，同時充分利用現代金融工具，加大票據融資業務，降低財務費用，並儘量多償還短期債務，增加已有銀行授信的長期借款，流動比率將會得到改善。

6. 進一步研究本公司發展戰略，提高產品的附加值，全面提升公司的質素。



# 重要事項

## （一）公司治理結構

報告期內，本公司已認真及時完成《上市公司建立現代企業制度自查報告》。目前，本公司正在抓緊制定《股東大會議事規則》、《董事會議事規則》、《監事會議事規則》等。且董事會正著手籌備設立薪酬考核委員會、戰略發展委員會、董事提名委員會等專業委員會。

## （二）中期股息

董事會建議不派發截至二零零二年六月三十日止六個月之中期股息。於去年同期亦沒有派發中期股息。

## （三）報告期內實施利潤分配方案執行情況

經二零零二年六月十二日本公司股東周年大會批准「以二零零一年末總股本2,664,038,200股為基數，向全體股東每股派發現金紅利0.05元人民幣（A股含稅），資本公積金不轉增股本」的利潤分配決議。該決議公告刊登於二零零二年六月十三日的《中國證券報》、《香港經濟日報》及《The Standard》，股息已於二零零二年七月五日按公告內容與要求全部派發予本公司全體股東。

## （四）於報告期末，本公司沒有任何重大訴訟、仲裁事項。

## （五）於報告期末，本公司除收購武山銅礦外，沒有任何重大收購、出售或處置事項。

## （六）關聯交易

本公司本期間發生的各項關聯交易均遵守了香港聯交所證券上市規則的相關規定，且交易金額均未超過香港聯交所給予本公司的豁免比例。

此等交易之詳情載於按國際會計準則編製的簡略財務報表附註13及按中國會計準則及規定編製的財務報表附註46。

## （七）重大合同及履行情況

1. 於報告期末，本公司除以往公告外，無重大託管、承包、租賃其他公司資產或其他公司託管、承包、租賃公司資產事項。

2. 於報告期末，本公司無對外擔保合同。

3. 於報告期末，本公司無重大委託理財合同。

4. 於報告期末，本公司未在金融機構或非金融機構存有委託存款，也沒有發生所存放的定期存款到期末不能收回的情況。

## (八) 統一所得税及地方税務優惠

根據江西省税務局於二零零一年四月十六日所發出之通知，本公司(位於中國中西部地區)可從二零零二年至二零零四年的三年內減免統一所得税率33%的50%。

## (九) 獨立審核委員會

於二零零二年八月十四日，本公司獨立審核委員會召開會議，審閱並通過了本公司截至二零零二年六月三十日止六個月的財務報告及中期業績報告，同時檢查了本公司的內部監控制度，並認為本公司的內部控制制度是有效與安全的。

## (十) 最佳應用守則

並無任何本公司董事知悉任何資料，足以合理地指出本公司現時或於本期間內的任何時間並未遵守香港聯交所證券上市規則附錄十四的最佳應用守則。

## (十一) 購買、出售、或贖回本公司之上市證券

本公司於二零零二年六月三十日止六個月期間內並無購買、出售、贖回或註銷本公司上市之證券。

## (十二) 於報告期末，持有本公司5%以上股份的股東的承諾事項

有關持有本公司5%以上股份的股東的承諾之詳情可參見本公司二零零一年度報告之相同章節。

# 簡略綜合收益表

截至二零零二年六月三十日止六個月
*(按國際會計準則編製)*

| | 附註 | 截至六月三十日止六個月<br>二零零二年<br>人民幣千元<br>(未經審核) | <br>二零零一年<br>人民幣千元<br>(未經審核) |
|---|---|---|---|
| 營業額 | 3 | **1,561,675** | 1,860,697 |
| 銷售及服務成本 | | **(1,281,945)** | (1,552,643) |
| 毛利 | | **279,730** | 308,054 |
| 其他經營收入 | | **18,547** | 29,989 |
| 銷售費用 | | **(15,094)** | (14,363) |
| 管理費用 | | **(107,287)** | (89,339) |
| 其他經營費用 | | **(14,874)** | (17,206) |
| 經營溢利 | | **161,022** | 217,135 |
| 財務費用 | | **(73,182)** | (85,455) |
| 除稅前溢利 | | **87,840** | 131,680 |
| 稅項 | 5 | **(15,033)** | (47) |
| 除稅後溢利 | | **72,807** | 131,633 |
| 少數股東權益 | | **(27)** | (77) |
| 本期溢利 | | **72,780** | 131,556 |
| 股息 | 6 | **—** | — |
| 每股基本盈利 | 7 | **人民幣0.0273元** | 人民幣0.0540元 |

# 簡略綜合資產負債表

於二零零二年六月三十日
（按國際會計準則編製）

| | 附註 | **二零零二年六月三十日 人民幣千元 (未經審核)** | 二零零一年十二月三十一日 人民幣千元 (經審核) |
|---|---|---|---|
| 非流動資產 | | | |
| 固定資產 | 8 | **6,330,397** | 5,725,070 |
| 其他資產 | | **108,129** | 89,865 |
| 其他投資 | | **5,610** | 5,610 |
| | | **6,444,136** | 5,820,545 |
| 流動資產 | | | |
| 存貨 | | **1,422,589** | 1,576,283 |
| 應收帳款及其他應收款 | 9 | **403,309** | 384,677 |
| 預付稅項 | | **—** | 4,693 |
| 有價證券 | | **21,346** | 1,235 |
| 抵押銀行結餘 | | **—** | 2,268 |
| 銀行結餘及現金 | | **311,392** | 681,060 |
| | | **2,158,636** | 2,650,216 |
| 流動負債 | | | |
| 應付帳款及其他應付款 | 10 | **545,660** | 636,532 |
| 應付股息 | | **133,202** | — |
| 應付稅項 | | **10,267** | 34 |
| 已收政府補助 | | **77,000** | 84,000 |
| 銀行借貸－須於一年內償還 | | **1,382,917** | 1,161,668 |
| | | **2,149,046** | 1,882,234 |
| 流動資產淨值 | | **9,590** | 767,982 |
| | | **6,453,726** | 6,588,527 |
| 股本及儲備 | | | |
| 股本 | 11 | **2,664,038** | 2,664,038 |
| 儲備 | | **1,981,542** | 2,041,964 |
| | | **4,645,580** | 4,706,002 |
| 少數股東權益 | | **60,650** | 694 |
| 非流動負債 | | | |
| 銀行借貸－須於一年後償還 | | **1,703,520** | 1,836,920 |
| 其他應付款－須於一年後償還 | 12 | **43,976** | 44,911 |
| | | **1,747,496** | 1,881,831 |
| | | **6,453,726** | 6,588,527 |

# 簡略綜合股東權益變動表

截至二零零二年六月三十日止六個月
(按國際會計準則編製)

| | 股本 | 股份溢價 | 資本公積 | 其他儲備 | 法定公積金 | 法定公益金 | 任意公積金 | 累計溢利 | 總數 |
|---|---|---|---|---|---|---|---|---|---|
| | 人民幣千元 | 人民幣千元 | 人民幣千元 | 人民幣千元 | 人民幣千元 | 人民幣千元 | 人民幣千元 | 人民幣千元 | 人民幣千元 |
| 於二零零一年一月一日 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,902 | 311,856 | 3,923,122 |
| 新發行A股 | 230,000 | 292,100 | — | — | — | — | — | — | 522,100 |
| 發行A股費用 | — | (27,253) | — | — | — | — | — | — | (27,253) |
| 本年度溢利 | — | — | — | — | — | — | — | 312,373 | 312,373 |
| 派發股息－2000年末期 | — | — | — | — | — | — | — | (24,340) | (24,340) |
| 本年度溢利轉入儲備 | — | — | — | — | 30,156 | 30,150 | 60,346 | (120,652) | — |
| 重列 | — | — | — | — | — | (2,167) | 2,167 | — | — |
| 於二零零二年一月一日 | 2,664,038 | 1,281,696 | 70,546 | (92,506) | 82,248 | 62,328 | 158,415 | 479,237 | 4,706,002 |
| 本期間溢利 | — | — | — | — | — | — | — | 72,780 | 72,780 |
| 擬派股息－2001年末期 | — | — | — | — | — | — | — | (133,202) | (133,202) |
| 於二零零二年六月三十日 | 2,664,038 | 1,281,696 | 70,546 | (92,506) | 82,248 | 62,328 | 158,415 | 418,815 | 4,645,580 |
| 於二零零一年一月一日 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,902 | 311,856 | 3,923,122 |
| 本年度溢利 | — | — | — | — | — | — | — | 131,556 | 131,556 |
| 派發股息－2000年末期 | — | — | — | — | — | — | — | (24,340) | (24,340) |
| 本年度溢利轉入儲備 | — | — | — | — | — | — | 59 | (59) | — |
| 於二零零一年六月三十日 | 2,434,038 | 1,016,849 | 70,546 | (92,506) | 52,092 | 34,345 | 95,961 | 419,013 | 4,030,338 |

# 簡略綜合現金流量表

截至二零零二年六月三十日止六個月
（按國際會計準則編製）

| | 截至六月三十日止六個月 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **人民幣千元** | 人民幣千元 |
| | **（未經審核）** | （未經審核） |
| 經營業務之現金流入淨額 | **399,909** | 433,456 |
| 投資業務之現金流出淨額 | **(774,666)** | (263,866) |
| 融資現金流入（流出）淨額 | **5,089** | (245,793) |
| 現金及現金等值項目之淨減少 | **(369,668)** | (76,203) |
| 期初現金及現金等值項目 | **681,060** | 366,103 |
| 期末現金及現金等值項目 | **311,392** | 289,900 |

# 簡略財務報表附註

截至二零零二年六月三十日止六個月
（按國際會計準則編製）

## 1. 一般事項

本公司是一間在中華人民共和國(下稱「中國」)註冊成立的有限責任的中外合資股份有限公司。江西銅業公司(下稱「江銅」)是本公司的主要股東。

簡略財務報告乃根據國際會計準則第34號「中期財務報告」編製。資料披露則按照香港聯合交易所有限公司證券上市規則附錄16所編製。

## 2. 會計政策

本簡略財務報告採用歷史成本常規法編製並符合國際會計準則之規定與二零零一年十二月三十一日止年度財務報告中所使用的政策一致。

## 3. 分類資料

本集團本期間之營業額按業務分類的分析細列如下：

| | 營業額<br>截至六月三十日止六個月<br>**二零零二年**<br>***人民幣千元*** | <br><br>二零零一年<br>*人民幣千元* |
|---|---|---|
| 業務分類 | | |
| 貨品銷售 | **1,469,332** | 1,832,248 |
| 來料加工服務 | **92,343** | 28,449 |
| | **1,561,675** | 1,860,697 |

本集團本期間之營業額及溢利絕大部份是來自生產及銷售電解銅及其他副產品。董事認為生產這些產品之工序有著非常緊密的關連並且有共同之風險與回報，因此，這些活動被列為同一業務。

本集團本期間之營業額按地區市場分類的分析細列如下：

| | 營業額<br>截至六月三十日止六個月<br>**二零零二年**<br>***人民幣千元*** | <br><br>二零零一年<br>*人民幣千元* |
|---|---|---|
| 地區市場分類 | | |
| 中國 | **1,485,919** | 1,845,055 |
| 其他 | **75,756** | 15,642 |
| | **1,561,675** | 1,860,697 |

本集團所有的生產設備均座落在中國。

## 4. 折舊及攤銷

截至二零零二年六月三十日止六個月期間，本集團之固定資產折舊約人民幣203,532,000元(二零零一年：人民幣194,306,000元)；其他資產攤銷約人民幣1,998,000元(二零零一年：人民幣1,795,000元)。

## 5. 稅項

| | 截至六月三十日止六個月 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **人民幣千元** | 人民幣千元 |
| 中國企業所得稅 | **15,033** | 47 |

根據國務院於一九九三年十一月二十六日所頒佈的中國企業所得稅暫行條例，自一九九四年一月一日起，所有中國內地企業須按其應課稅溢利以33%的統一所得稅率繳納所得稅。

根據中國外資企業及外國企業所得稅法及經江西省稅務局的確認，本公司(為一間中外合資股份有限公司)自首個獲利年度起獲豁免繳交兩年中國企業所得稅及其後三年可減免統一所得稅率33%的50%。二零零一年為第三年及最後可減免50%企業所得稅之年度，故本公司於此期間之企業所得稅率為16.5%。

根據財政部和國家稅務總局於二零零零年一月十四日所發出之通知及經江西省國家稅務局的確認，本公司於二零零零年度購置國產設備投資經審批允許可在以後年度抵免所得稅的餘額為人民幣55,627,972元，二零零一年度購置國產設備投資預計可抵免但未經審批的所得稅金額為人民幣13,037,712元。由於截至二零零二年六月三十日止，本公司尚未完成二零零一年度所得稅滙算清繳，故二零零一年度購置國產設備可抵免所得稅餘額尚無法確定，本公司暫未對本期應計所得稅進行抵免。

根據江西省稅務局於二零零一年四月十六日所發出之通知，本公司(位於中國中西部地區)可從二零零二年至二零零四年的三年內減免統一所得稅率33%的50%。本公司正處於第一年可減免50%企業所得稅之年度。

附屬公司是按照二零零二年度中國企業所得稅按其截至二零零二年六月三十日止六個月之應課稅溢利按33%(二零零一年：33%)計算。

於二零零二年六月三十日，由於還沒有和當地稅務機關達成關於呆賬撥備用作扣稅用途之協議，董事認為沒有足夠理由支援全部或部份之呆賬準備金額約人民幣90,000,000元(二零零一年十二月三十一日：人民幣86,000,000元)能夠作扣稅用途。亦因如此，其可能產生之遞延稅項資產金額約人民幣30,000,000元(二零零一年十二月三十一日：人民幣28,000,000元)於簡略綜合財務報告中不予確認。

## 6. 股息

董事會於二零零二年四月十一日批准向全體股東派發二零零一年末期股息，每股人民幣0.05元(A股含稅)，合計金額約人民幣133,202,000元。

董事會於二零零一年五月三十一日向股東派發二零零零年末期股息，每股人民幣0.01元，合計金額約人民幣24,340,000元。

董事會建議不派發截至二零零二年六月三十日止六個月之中期股息。於去年同期並沒有派發中期股息。

## 7. 每股基本盈利

每股基本盈利乃根據期內股東應佔溢利約人民幣72,780,000元(二零零一年：人民幣131,556,000元)及期內已發行股份2,664,038,200股(二零零一年：2,434,038,200股)計算。

## 8. 物業、廠房及設備之增額

於本期間內，集團的物業、廠房及設備之增額約為人民幣825,585,000元(二零零一年：人民幣239,807,000元)。

## 9. 應收賬款及其他應收款

| | 二零零二年<br>六月三十日<br>人民幣千元 | 二零零一年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 應收賬款 - 非關聯單位 | **194,505** | 182,498 |
| 其他應收款 - 非關聯單位 | **144,839** | 165,775 |
| 應收江銅及其關聯公司的款項 - 貨款(註) | **63,910** | 36,206 |
| 應收附屬公司一名少數股東的款項(註) | **55** | 198 |
| | **403,309** | 384,677 |

應收賬款和應收江銅及其關聯公司的款項之賬齡分析如下：

| | 二零零二年<br>六月三十日<br>人民幣千元 | 二零零一年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 應收賬款 | | |
| 一年以內 | **169,172** | 152,426 |
| 一至二年內 | **18,914** | 19,613 |
| 二至三年內 | **6,419** | 5,693 |
| 三年以上 | **—** | 4,766 |
| | **194,505** | 182,498 |
| 應收江銅及其關聯公司的款項 | | |
| 一年以內 | **61,924** | 35,593 |
| 一至二年內 | **1,974** | 613 |
| 二至三年內 | **12** | — |
| | **63,910** | 36,206 |

電銅、電金和電銀之銷售於客戶收貨時付款，而其他貨品之銷售享有平均一年之賒貨期，而主要客戶則享有較一般為長之賒貨期。新客戶則於一般情況下須預先付款或收貨時立即付款。

*註： 此金額為沒有擔保，不需負擔利息及需隨時償還。*

截至二零零二年六月三十日止六個月
(按國際會計準則編製)

## 10. 應付賬款及其他應付款

| | 二零零二年六月三十日 人民幣千元 | 二零零一年十二月三十一日 人民幣千元 |
|---|---|---|
| 應付賬款 - 非關聯單位 | **151,409** | 190,981 |
| 其他應付款 - 非關聯單位 | **301,985** | 252,785 |
| 應付江銅及其關聯公司的款項 - 貨款(註) | **90,396** | 190,896 |
| 應付江銅款項 - 其他(附註12) | **1,870** | 1,870 |
| | **545,660** | 636,532 |

應付賬款和應付江銅及其關聯公司的款項之賬齡分析如下：

| | 二零零二年六月三十日 人民幣千元 | 二零零一年十二月三十一日 人民幣千元 |
|---|---|---|
| 應付賬款 | | |
| 一年以內 | **141,720** | 175,035 |
| 一至二年內 | **5,804** | 9,759 |
| 二至三年內 | **1,419** | 2,921 |
| 三年以上 | **2,466** | 3,266 |
| | **151,409** | 190,981 |
| 應付江銅及其關聯公司的款項 | | |
| 一年以內 | **87,358** | 187,011 |
| 一至二年內 | **2,975** | 3,822 |
| 二至三年內 | **56** | 46 |
| 三年以上 | **7** | 17 |
| | **90,396** | 190,896 |

*註：　此金額為沒有擔保，不需負擔利息及需隨時償還。*

## 11. 股本

| | 註冊、發行並已繳足 人民幣千元 |
|---|---|
| 每股面值人民幣1元 | |
| 於二零零一年一月一日及二零零一年六月三十日 | |
| －1,277,556,200內資股 | 1,277,556 |
| －1,156,482,000H股 | 1,156,482 |
| | 2,434,038 |
| 於二零零一年十二月二十一日新發行230,000,000股A股 | 230,000 |
| 於二零零一年十二月三十一日及二零零二年六月三十日 | 2,664,038 |

除支付股息所用之貨幣及有關股東應為中國投資者或外國投資者等限制外，內資股、H股與A股彼此間在各方面均享有同等權益。

## 12. 其他應付款

| | 二零零二年<br>六月三十日<br>人民幣千元 | 二零零一年<br>十二月三十一日<br>人民幣千元 |
|---|---|---|
| 需按年利率4.9%(二零零一年：4.9%)負擔利息，於一年內償還款項，包括在流動負債中之應付江銅款項 - 其他(附註10) | **1,870** | 1,870 |
| 不需負擔利息，於一年後償還款項 | **43,976** | 44,911 |
| | **45,846** | 46,781 |
| 以上款項須於下列期間償還： | | |
| 一年內 | **1,870** | 1,870 |
| 一至二年內 | **1,870** | 1,870 |
| 二至五年內 | **5,610** | 5,610 |
| 五年以上 | **36,496** | 37,431 |
| | **45,846** | 46,781 |

以上款項乃本集團應付江銅作為德興礦及永平礦之採礦權之轉讓費。此轉讓費分三十年支付，每年支付人民幣1,870,000元。同時，自一九九八年一月一日起，本公司每年年底支付該年度支付金額的有關利息，利率按國家公佈的一年定期貸款利率(但最高不超過15%)計算。本期間內，有關之利息支出約人民幣46,000元(二零零一年：人民幣46,000元)。

## 13. 與關聯公司之重要交易

於截至二零零二年六月三十日止六個月期間，本集團與(i)江銅及其關聯公司及(ii)江西鑫新實業股份有限公司(下稱「江西鑫新」)及湖北三鑫金銅股份有限公司(下稱「湖北三鑫」)(兩間公司均為本公司的發起人)有以下交易：

(i) 與江銅及其聯系公司的交易：

| | 截至六月三十日止六個月 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **人民幣千元** | 人民幣千元 |
| 本集團銷售電銅、硫酸(註(a)) | **85,533** | 127,576 |
| 本集團提供來料加工服務(註(c)) | **67,040** | — |
| 本集團銷售廢料，洗淨殘渣及黑銅泥(註(a)) | **2,558** | 11,015 |
| 本集團轉售輔助工業產品(註(a)) | **26,823** | 38,272 |
| 本集團購入銅精礦(註(a)) | **27,177** | 58,922 |
| 本集團購入紫雜銅(註(b)) | **55,114** | 67,832 |
| 本集團購入輔助工業產品(註(a)) | **78,280** | 128,198 |
| 提供工程服務予本集團(註(a)) | **11,201** | 5,554 |
| 提供環保衛生服務予本集團(註(b)) | **3,193** | 1,114 |
| 提供工業用水給予本集團(註(b)) | **9,005** | 9,133 |
| 提供鐵路運輸服務予本集團(註(a)) | **8,564** | 9,268 |
| 本集團支付職工住宅及公共設施租金費用(註(b)) | **2,904** | 4,120 |
| 本集團支付土地使用權租金費用(註(c)) | **7,500** | 7,500 |
| 本集團支付辦工室物業租金費用(註(c)) | **1,501** | 1,478 |
| 本集團收取辦公室租金費用(註(c)) | **28** | — |
| 提供維修和保養服務予本集團(註(a)) | **22,610** | 31,865 |
| 本集團支付養老保險費(註(b)) | **24,057** | 16,229 |
| 提供社會福利及其他支援服務予本集團(註(b))，其中包括： | | |
| 一福利及醫療服務 | **17,161** | 15,431 |
| 一中小學教育服務 | **4,578** | 4,280 |
| 一專業技術教育服務 | **925** | 2,391 |
| 一內部電訊服務 | **1,336** | 2,748 |
| 一駐外訊息服務 | **1,893** | 484 |
| 本集團提供水及傳送電力(註(b)) | **18,015** | 17,092 |
| 提供車輛運輸服務予本集團(註(a)) | **24,716** | 20,817 |

除上述所列交易外，本集團之銀行借貸於二零零二年六月三十日有約人民幣497,310,000元(二零零一年十二月三十一日：人民幣484,710,000元)是由江銅作擔保。

於二零零零年十一月三十日，本公司與江銅訂立協議收購武山銅礦的經營性資產、有關負債及其採礦權(不包括地下負400米標高以下資源的採礦權)，以現金支付的代價總數為人民幣191,843,178.74元，惟須予以調整。價款乃按(1)國家核准獨立中國估值師北京中証評估公司以二零零零年八月三十一日為估值參考日期，就有關經營性資產減去有關負債所作出的



資產評估值釐定和(2)按二零零零年八月三十一日，由國家核准獨立中國估值師北京經緯資產評估公司評估，該採礦權的價值而釐定。根據有關當局之確認和武山銅礦於本協議完成之前一天於其資產負債表所載之經營性資產和有關負債的價值，本收購協議之代價將予以調整(受有關條款限制)。收購事項完成後，本集團與江銅之間進行的新持續關連交易協議和現有持續關連交易協議之修改將會生效，有助本集團包括武山銅礦順利運作。有關以上之收購協議和關連交易之詳情，已載於本公司於二零零零年十二月二十日之通告而以上之事項已於二零零一年一月十九日之臨時大會獲得獨立股東的批准。該項收購已於二零零二年一月一日完成及最終收購價格調整為人民幣193,806,974元。

於二零零二年三月十一日，本公司與江銅就建立一家中外合資企業以生產和加工無氧銅杆線簽訂了合資協議。根據合資協議，本公司已於二零零二年三月投資人民幣90,000,000元現金作為資本投入合資公司。本公司擁有該中外合資企業(江西銅業銅材有限公司)百份之六十之權益，江銅擁有該中外合資企業百份之四十之權益。於二零零二年六月三十日，江西銅業銅材有限公司仍未開始營業運作。

(ii) 與兩間發起人公司的交易：

| | 截至六月三十日止六個月 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **人民幣千元** | *人民幣千元* |
| 銷售電銅予江西鑫新(註(a)) | **88,190** | 81,034 |
| 向湖北三鑫提供來料加工服務(註(a)) | **1,674** | 2,662 |
| 向湖北三鑫購買銅精礦(註(a)) | **3,226** | 3,383 |

此外，本集團於二零零二年六月三十日就向湖北三鑫購買銅精礦預付人民幣30,000,000元(二零零一年十二月三十一日：人民幣30,000,000元)。

*註：*

*(a) 交易定價乃按可比較的市場價格作參考。*

*(b) 交易定價乃按實際成本作參考。*

*(c) 交易定價乃按相關協議條款作參考。*

## 14. 資本承擔

本集團之資本承擔如下：

| | 二零零二年六月三十日 人民幣千元 | 二零零一年十二月三十一日 人民幣千元 |
|---|---|---|
| 購買固定資產之承擔： | | |
| 一已訂約但未於財務報告撥備 | **1,280,910** | 617,315 |
| 一已批准但未訂約 | **183,725** | 1,329,349 |
| | **1,464,635** | 1,946,664 |
| 資本承擔分析如下： | | |
| 一收購銅礦，包括武山銅礦(見附註13(i)) | **—** | 236,843 |
| 一擴建工程 | **1,361,028** | 1,676,310 |
| 一勘探工程 | **25,028** | 25,970 |
| 一其他一般工程 | **78,579** | 7,541 |
| | **1,464,635** | 1,946,664 |

## 15. 期貨合同

本集團有倘未履行的電銅期貨合同，為本集團用作日後生產成品及生產上之進口材料作套頭，詳情如下：

| | 二零零二年六月三十日 | 二零零一年十二月三十一日 |
|---|---|---|
| 期貨銷售合同： | | |
| 數量(噸) | **1,500** | 1,165 |
| 平均每噸價格(人民幣) | **16,395** | 14,358 |
| 送貨期 | **由二零零二年七月至二零零二年十二月** | 二零零二年四月 |
| 期貨購買合同： | | |
| 數量(噸) | **—** | 700 |
| 平均每噸價格(人民幣) | **—** | 15,639 |
| 送貨期 | **—** | 二零零二年一月 |

於二零零二年六月三十日，倘未履行期貨合同的未實現虧損為約人民幣300,000元(二零零一年十二月三十一日：人民幣1,500,000元)。

## 16. 適用於本集團之國際會計準則及中國會計準則及規定之差異

按國際會計準則及按中國會計準則及規定編製之簡略綜合資產負債表有以下之重大差異：

| | **二零零二年 六月三十日 人民幣千元** | 二零零一年 十二月三十一日 *人民幣千元* |
|---|---|---|
| 根據國際會計準則之簡略財務報告中的資產淨值 | **4,645,580** | 4,706,002 |
| 投資收入之確認 | **(500)** | — |
| 建議末期股息 | **—** | (133,202) |
| 根據中國會計準則及規定編製之財務報告中的資產淨值 | **4,645,080** | 4,572,800 |

按國際會計準則及按中國會計準則及規定編製之簡略綜合收益表有以下之重大差異：

| | **截至六月三十日止六個月** | |
|---|---|---|
| | **二零零二年 人民幣千元** | 二零零一年 *人民幣千元* |
| 根據國際會計準則之簡略財務報告中的本期溢利 | **72,780** | 131,556 |
| 投資收入之確認 | **(500)** | — |
| 根據中國會計準則及規定編製之財務報告中的本期溢利 | **72,280** | 131,556 |

因國際會計準則與中國會計準則及規定在帳目分類上有差異，故據此編製之簡略財務報告中有一些項目出現差異。

# 資產負債表

於二零零二年六月三十日
(按中國會計準則及制度編製)

**單位：人民幣元**

| 資產 | 附註 | 2002年6月30日(未經審計) 合併 | 公司 | 2001年12月31日(經審計) 合併 | 公司 |
|---|---|---|---|---|---|
| 流動資產: | | | | | |
| 貨幣資金 | 5 | **311,391,734** | **302,004,761** | 683,327,945 | 682,754,028 |
| 短期投資 | 6 | **20,846,028** | **20,846,028** | 1,235,053 | 1,235,053 |
| 應收票據 | 7 | **32,924,186** | **32,424,186** | 32,970,563 | 31,355,943 |
| 應收股利 | | **—** | **105,588** | — | — |
| 應收利息 | | **—** | **—** | 10,937,654 | 10,937,654 |
| 應收帳款 | 8 | **194,343,767** | **193,957,934** | 177,743,253 | 178,270,442 |
| 其他應收款 | 9 | **55,710,677** | **55,745,965** | 42,923,116 | 42,825,368 |
| 預付帳款 | 10 | **149,068,589** | **98,478,589** | 112,812,279 | 112,812,279 |
| 存貨 | 11 | **1,422,589,442** | **1,422,265,813** | 1,576,282,316 | 1,576,227,466 |
| 待攤費用 | | **—** | **—** | 8,000,000 | 8,000,000 |
| 流動資產合計 | | **2,186,874,423** | **2,125,828,864** | 2,646,232,179 | 2,644,418,233 |
| 長期投資 | | | | | |
| 長期股權投資 | 12 | **5,610,000** | **96,585,576** | 5,610,000 | 6,650,594 |
| 固定資產: | | | | | |
| 固定資產原價 | 13 | **10,121,236,309** | **10,121,144,851** | 9,701,846,552 | 9,701,757,594 |
| 減:累計折舊 | 13 | **4,727,744,838** | **4,727,664,820** | 4,640,957,581 | 4,640,877,563 |
| 固定資產淨值 | 13 | **5,393,491,471** | **5,393,480,031** | 5,060,888,971 | 5,060,880,031 |
| 減：固定資產減值準備 | 13 | **—** | **—** | 8,359,916 | 8,359,916 |
| 固定資產淨額 | 13 | **5,393,491,471** | **5,393,480,031** | 5,052,529,055 | 5,052,520,115 |
| 在建工程 | 14 | **867,905,973** | **846,677,118** | 664,541,070 | 664,541,070 |
| 固定資產合計 | | **6,261,397,444** | **6,240,157,149** | 5,717,070,125 | 5,717,061,185 |
| 無形資產及其他資產 | | | | | |
| 無形資產 | 15 | **108,128,844** | **108,128,844** | 89,864,900 | 89,864,900 |
| 長期待攤費用 | 16 | **69,344,407** | **69,344,407** | 1,371,495 | 1,371,495 |
| 無形資產及其他資產合計 | | **177,473,251** | **177,473,251** | 91,236,395 | 91,236,395 |
| 資產總計 | | **8,631,355,118** | **8,640,044,840** | 8,460,148,699 | 8,459,366,407 |

# 資產負債表

於二零零二年六月三十日
（按中國會計準則及制度編製）

**單位：人民幣元**

| **負債及股東權益** | 附註 | **2002年6月30日(未經審計) 合併** | **公司** | 2001年12月31日(經審計) 合併 | 公司 |
|---|---|---|---|---|---|
| 流動負債: | | | | | |
| 短期借款 | 17 | **992,517,060** | **992,517,060** | 989,668,243 | 989,668,243 |
| 應付票據 | 18 | **186,625,000** | **186,625,000** | 118,871,825 | 118,871,825 |
| 應付帳款 | 19 | **175,425,703** | **175,425,703** | 229,060,232 | 229,060,232 |
| 預收帳款 | 20 | **13,092,957** | **83,092,957** | 22,367,012 | 22,367,012 |
| 應付福利費 | | **200,695** | **184,648** | 382,088 | 371,488 |
| 應付股利 | 21 | **133,201,910** | **133,201,910** | 133,201,910 | 133,201,910 |
| 應交稅金 | 22 | **16,691,003** | **16,670,417** | (2,267,842) | (2,336,071) |
| 其他應交款 | 23 | **15,928,994** | **15,908,130** | 17,750,994 | 17,743,599 |
| 其他應付款 | 24 | **173,575,626** | **172,973,229** | 235,419,998 | 235,417,659 |
| 預提費用 | 25 | **1,600,000** | **1,600,000** | 2,500,000 | 2,500,000 |
| 一年內到期的長期負債 | 26 | **392,270,200** | **392,270,200** | 173,870,000 | 173,870,000 |
| 流動負債合計 | | **2,101,129,148** | **2,170,469,254** | 1,920,824,460 | 1,920,735,897 |
| 長期負債 | | | | | |
| 長期借款 | 27 | **1,703,519,800** | **1,703,519,800** | 1,836,920,000 | 1,836,920,000 |
| 長期應付款 | 28 | **43,976,000** | **43,976,000** | 44,911,000 | 44,911,000 |
| 專項應付款 | 29 | **77,000,000** | **77,000,000** | 84,000,000 | 84,000,000 |
| 長期負債合計 | | **1,824,495,800** | **1,824,495,800** | 1,965,831,000 | 1,965,831,000 |
| 負債合計 | | **3,925,624,948** | **3,994,965,054** | 3,886,655,460 | 3,886,566,897 |
| 少數股東權益 | | **60,650,384** | **—** | 693,729 | — |
| 股東權益: | | | | | |
| 股本 | 30 | **2,664,038,200** | **2,664,038,200** | 2,664,038,200 | 2,664,038,200 |
| 資本公積 | 31 | **1,292,747,042** | **1,292,747,042** | 1,292,747,042 | 1,292,747,042 |
| 盈餘公積 | 32 | **302,991,520** | **302,854,799** | 302,991,520 | 302,854,799 |
| 其中：公益金 | 32 | **62,328,331** | **62,315,695** | 62,328,331 | 62,315,695 |
| 未分配利潤 | | **385,303,024** | **385,439,745** | 313,022,748 | 313,159,469 |
| 股東權益合計 | | **4,645,079,786** | **4,645,079,786** | 4,572,799,510 | 4,572,799,510 |
| 負債及股東權益總計 | | **8,631,355,118** | **8,640,044,840** | 8,460,148,699 | 8,459,366,407 |

# 利潤及利潤分配表

二零零二年一月一日至二零零二年六月三十日止期間
*（按中國會計準則及制度編製）*

**單位：人民幣元**

| 項目 | | 附註 | 2002年1月1日至2002年6月30日（未經審計）合併 | 公司 | 2001年1月1日至2001年6月30日（未經審計）合併 | 公司 |
|---|---|---|---|---|---|---|
| 一、 | 主營業務收入 | 33 | **1,561,675,280** | **1,561,322,720** | 1,860,696,501 | 1,860,310,594 |
| | 減：主營業務成本 | 34 | **1,264,408,196** | **1,264,296,097** | 1,536,349,611 | 1,536,349,611 |
| | 主營業務稅金及附加 | 35 | **17,536,744** | **17,525,488** | 16,292,645 | 16,292,645 |
| 二、 | 主營業務利潤 | | **279,730,340** | **279,501,135** | 308,054,245 | 307,668,338 |
| | 加：其他業務利潤 | 36 | **8,408,280** | **8,408,280** | 1,464,416 | 1,464,416 |
| | 減：營業費用 | | **15,093,955** | **15,093,955** | 14,363,376 | 14,318,061 |
| | 管理費用 | | **103,353,521** | **103,203,807** | 78,832,253 | 78,629,805 |
| | 財務費用 | 37 | **70,782,757** | **70,785,377** | 83,109,089 | 83,112,749 |
| 三、 | 營業利潤 | | **98,908,387** | **98,826,276** | 133,213,943 | 133,072,139 |
| | 加：投資收益 | 38 | **1,723,858** | **1,764,428** | — | 116,021 |
| | 補貼收入 | 39 | **—** | **—** | 98,359 | — |
| | 營業外收入 | 40 | **1,225,809** | **1,206,999** | 5,454,748 | 5,454,748 |
| | 減：營業外支出 | 41 | **14,517,458** | **14,517,458** | 7,086,648 | 7,086,648 |
| 四、 | 利潤總額 | | **87,340,596** | **87,280,245** | 131,680,402 | 131,556,260 |
| | 減：所得稅 | 42 | **15,033,273** | **14,999,969** | 46,795 | — |
| | 少數股東損益 | | **27,047** | **—** | 77,347 | — |
| 五、 | 淨利潤 | | **72,280,276** | **72,280,276** | 131,556,260 | 131,556,260 |
| | 加：年初未分配利潤 | | **313,022,748** | **313,159,469** | 265,441,482 | 265,500,555 |
| 六、 | 可供分配的利潤 | | **385,303,024** | **385,439,745** | 396,997,742 | 397,056,815 |
| | 減：提取法定盈餘公積 | | **—** | **—** | 59,015 | — |
| | 提取法定公益金 | | **—** | **—** | — | — |
| 七、 | 可供股東分配的利潤 | | **385,303,024** | **385,439,745** | 396,938,727 | 397,056,815 |
| | 減：提取任意盈餘公積 | | **—** | **—** | — | |
| | 應付普通股股利 | | **—** | **—** | — | |
| 八、 | 未分配利潤 | | **385,303,024** | **385,439,745** | 396,938,727 | 397,056,815 |

## 補充資料

**單位：人民幣元**

| 項目 | 合併及公司數 2002年1月1日至2002年6月30日（未經審計） | 2001年1月1日至2001年6月30日（未經審計） |
|---|---|---|
| 1. 補貼收入 | **—** | 98,359 |
| 2. 處置固定資產(虧損)收益 | **(7,173,352)** | 2,470,821 |
| 3. 會計估計變更增加利潤總額 | **—** | 20,292,000 |

# 現金流量表

二零零二年一月一日至二零零二年六月三十日止期間
*(按中國會計準則及制度編製)*

**單位：人民幣元**

| 項目 | 附註 | 2002年1月1日至2002年6月30日 (未經審計) 合併 | 公司 |
|---|---|---|---|
| **一、 經營活動產生的現金流量：** | | | |
| 銷售商品、提供勞務收到的現金 | | 2,170,046,076 | 2,238,356,364 |
| 收到的其他與經營活動有關的現金 | | 2,561,690 | 2,542,880 |
| 現金流入小計 | | 2,172,607,766 | 2,240,899,244 |
| 購買商品、接受勞務支付的現金 | | 1,376,206,686 | 1,324,394,693 |
| 支付給職工以及為職工支付的現金 | | 93,342,585 | 93,185,644 |
| 支付的各項稅費 | | 154,351,245 | 154,156,694 |
| 支付的其他與經營活動有關的現金 | 43 | 148,087,796 | 149,177,839 |
| 現金流出小計 | | 1,771,988,312 | 1,720,914,870 |
| 經營活動產生的現金流量淨額 | | 400,619,454 | 519,984,374 |
| **二、 投資活動產生的現金流量：** | | | |
| 取得投資收益所收到的現金 | | 1,544,536 | 1,544,536 |
| 處置固定資產、無形資產和其他長期資產所收回的現金淨額 | | 9,552,006 | 9,552,006 |
| 收到的其他與投資活動有關的現金 | | 2,079,797 | 2,077,024 |
| 現金流入小計 | | 13,176,339 | 13,173,566 |
| 購建固定資產、無形資產和其他長期資產所支付的現金 | | 578,055,389 | 556,744,017 |
| 投資所支付的現金 | | 19,431,653 | 109,431,653 |
| 收購武山銅礦所支付的現金 | 44 | 191,066,987 | 191,066,987 |
| 現金流出小計 | | 788,554,029 | 857,242,657 |
| 投資活動產生的現金流量淨額 | | (775,377,690) | (844,069,091) |
| **三、 籌資活動產生的現金流量：** | | | |
| 借款所收到的現金 | | 814,018,489 | 814,018,489 |
| 吸收少數股東投資所收到的現金 | | 60,000,000 | — |
| 收到其他與籌資活動有關的現金 | | 10,937,654 | 10,937,654 |
| 現金流入小計 | | 884,956,143 | 824,956,143 |
| 償還債務所支付的現金 | | 789,169,672 | 789,169,672 |
| 分配股利、利潤或償付利息所支付的現金 | | 89,761,666 | 89,248,241 |
| 其中：子公司支付少數股東股利 | | 70,392 | — |
| 支付的其他與籌資活動有關的現金 | | 935,000 | 935,000 |
| 現金流出小計 | | 879,866,338 | 879,352,913 |
| 籌資活動產生的現金流量淨額 | | 5,089,805 | (54,396,770) |
| **四、 匯率變動對現金的影響** | | — | — |
| **五、 現金及現金等價物淨減少額** | | (369,668,431) | (378,481,487) |

# 現金流量表

二零零二年一月一日至二零零二年六月三十日止期間
*(按中國會計準則及制度編製)*

**單位：人民幣元**

| **補充資料** | | 附註 | **2002年1月1日至2002年6月30日 (未經審計) 合併** | **公司** |
|---|---|---|---|---|
| 1 | 將淨利潤調節為經營活動現金流量： | | | |
| | 淨利潤 | | 72,280,276 | 72,280,276 |
| | 加：少數股東本期損益 | | 27,047 | — |
| | 計提或轉銷的資產減值準備 | | (721,291) | (721,291) |
| | 固定資產折舊 | | 195,532,364 | 195,452,347 |
| | 無形資產攤銷 | | 1,997,616 | 1,997,616 |
| | 遞延資產攤銷 | | 1,027,088 | 1,027,088 |
| | 待攤費用的減少(減：增加) | | 8,000,000 | 8,000,000 |
| | 預提費用增加(減：減少) | | (900,000) | (900,000) |
| | 處置固定資產、無形資產和其他長期資產的損失(減：收益) | | 7,173,352 | 7,173,352 |
| | 財務費用 | | 71,101,877 | 70,661,617 |
| | 投資損失(減：收益) | | (1,544,536) | (1,585,106) |
| | 存貨的減少(減：增加) | | 169,670,294 | 169,939,073 |
| | 經營性應收項目的減少(減：增加) | | (63,102,732) | (12,847,366) |
| | 經營性應付項目的增加(減：減少) | | (59,921,901) | 9,506,768 |
| | 經營活動產生的現金流量淨額 | | 400,619,454 | 519,984,374 |
| 2 | 不涉及現金收支的投資和籌資活動： | | — | — |
| 3 | 現金及現金等價物淨減少情況： | | | |
| | 現金及現金等價物的期末餘額 | 45 | 311,391,734 | 302,004,761 |
| | 減：現金及現金等價物的期初餘額 | 45 | 681,060,165 | 680,486,248 |
| | 現金及現金等價物淨減少額 | | (369,668,431) | (378,481,487) |

# 會計報表附註

二零零二年一月一日至二零零二年六月三十日止期間
*(按中國會計準則及制度編製)*

## 1. 概況

江西銅業股份有限公司(公司)是由江西銅業公司與香港國際銅業(中國)投資有限公司、深圳寶恒(集團)股份有限公司、江西鑫新實業股份有限公司(原名為「上饒市振達銅材工業集團」)及湖北三鑫金銅股份有限公司(原名為「湖北黃石金銅礦業有限責任公司」)共同發起設立的股份有限公司。公司成立於1997年1月24日,於1997年6月發行境外上市外資股並在香港聯合交易所和倫敦股票交易所同時上市交易。經中國證券監督管理委員會2001年12月10日證監發行字[2001]61號文件核准,公司於2001年12月21日發行230,000,000股人民幣普通股(A股),每股面值人民幣1元,發行價為人民幣2.27元。A股發行以後,公司的股本總額增至人民幣2,664,038,200元。2002年1月11日,該230,000,000股A股在上海證券交易所上市交易。

公司主營業務範圍包括:有色金屬礦、稀貴金屬礦、非金屬礦;有色金屬及相關副產品的冶煉、壓延加工與深加工;自產產品的售後服務、相關的諮詢服務和業務。

公司於2002年3月25日與江西銅業公司共同出資人民幣150,000,000元成立了江西銅業銅材有限公司(「銅材公司」),其中公司出資人民幣90,000,000元,佔到銅材公司註冊資本總額的60%。新成立的銅材公司主要從事銅杆線生產和銅材深加工業務。

## 2. 主要會計政策和會計估計及合併會計報表的編製方法

### 會計制度

會計報表按《企業會計準則》及《企業會計制度》編製。

### 會計年度

會計年度為西曆年度即每年1月1日至12月31日止。本報表會計期間為2002年1月1日至2002年6月30日止。

### 記帳本位幣

公司採用人民幣為記帳本位幣。

### 記帳基礎和計價原則

公司採用權責發生制為記帳基礎,以歷史成本為計價原則。

### 外幣業務核算

發生外幣業務時,外幣金額按業務發生當月月初市場匯價中間價折算,外幣帳戶的期末外幣金額按期末市場匯價中間價折算為人民幣金額。外幣匯兑損益除與工程建造有關的計入在建工程之外,其餘均計入當期的財務費用。

### 合併會計報表的編製方法

(1) 合併範圍確定原則

合併會計報表合併了每年6月30日及12月31日止公司及其所控制的境內外所有子公司的會計報表。子公司是指公司通過直接或間接擁有其50%以上權益性資本的被投資企業;或是公司通過其他方法對其經營活動能夠實施控制的被投資企業。

(2) 合併所採用的會計方法

子公司採用的主要會計政策按照公司統一規定的會計政策釐定。

子公司在收購日生效後的經營成果已適當地包括在合併利潤表中。

公司與子公司及子公司相互之間的所有重大帳目及交易已於合併時沖銷。

**現金等價物**

現金等價物為從購買日起三個月內到期，流動性強，易於轉換為已知金額現金，價值變動風險很小的投資。

**壞帳核算**

(1) 壞帳確認的標準

因債務人破產，依照法律程序清償後，確定無法收回的應收款項；

因債務人死亡，既無遺產可供清償，又無義務承擔人，確定無法收回的應收款項；

因債務人逾期未履行償債義務，並且具有明顯特徵表明無法收回的應收款項。

(2) 壞帳損失的核算方法

採用備抵法，按年末應收款項餘額的帳齡分析法計提壞帳準備。

壞帳準備計提比例是根據公司以往的經驗、債務單位的實際財務狀況和現金流量的情況以及其他相關信息合理地估計。

除一些特別情況外，應收帳款及其他應收款壞帳準備的計提比例如下：

| | |
|---|---|
| 1年以內 | 0% |
| 1至2年 | 20% |
| 2至3年 | 50% |
| 3年以上 | 100% |

**存貨**

存貨按取得時的歷史成本計價。歷史成本包括為生產商品和提供勞務所發生的直接材料、直接人工及直接費用以及將存貨送達至其現時工序及狀況之間接費用。存貨主要分為原材料、在產品和產成品等，並在發出時採用加權平均法核算。

一旦礦物資源提煉出多於一種產成品(聯產品)，聯產品之生產成本，於聯產品實物分離點，按各種聯產品的估計可變現淨值進行分攤。

生產過程中產生的副產品按分離後的加工成本與可變現淨值兩者之較低值列示。

**存貨跌價準備**

期末存貨可變現淨值低於成本時，應提取存貨跌價準備。存貨跌價準備按單個存貨項目的成本高於其可變現淨值的差額提取。可變現淨值是指公司在正常生產經營過程中，以估計售價減去估計完工成本以及銷售所必需的估計費用後的價值。

**短期投資**

是指能夠隨時變現並且持有時間不準備超過一年的投資。

取得時按初始投資成本計價。初始投資成本，是指取得投資時實際支付的全部價款，包括稅金、手續費等相關費用。但實際支付的價款中包含的已宣告而尚未領取的現金股利，或已到期尚未領取的債券利息，作為應收項目單獨核算。

短期投資的現金股利或利息於實際收到時，沖減投資的帳面價值，但收到的已記入應收項目的現金股利或利息除外。

短期投資期末以成本與市價孰低計價，採用按投資類別計算並確定計提的跌價損失準備。

處置短期投資時，按帳面價值與實際取得價款的差額確認當期投資損益。

**長期投資**

(1) 長期股權投資核算方法：

取得時按初始投資成本計價。

公司對被投資單位無控制、無共同控制且無重大影響的，長期股權投資採用成本法核算；公司對被投資單位具有控制、共同控制或重大影響的，長期股權投資採用權益法核算；

採用成本法核算時，當期投資收益僅限於所獲得的被投資單位在接受投資後產生的累積淨利潤的分配額，所獲得的被投資單位宣告分派的利潤或現金股利超過上述數額的部分，作為投資成本的收回，沖減投資的帳面價值。

採用權益法核算時，當期投資損益為按應享有或應分擔的被投資單位當年實現的淨利潤或發生的淨虧損的份額。

(2) 長期投資減值準備

由於市價持續下跌或被投資單位經營狀況變化等原因導致該項長期投資可回收金額低於長期投資帳面價值，應將可收回金額低於長期投資帳面價值的差額，計提長期投資減值準備。長期投資可回收金額是指長期投資的出售淨價與預期從該投資的持有和投資到期處置中形成的預計未來現金流量的現值兩者之中的較高者。

**固定資產及折舊**

固定資產包括使用期限超過一年的房屋、建築物、機器、機械、運輸工具及其他與生產經營有關的設備、器具、工具等；不屬於生產經營的主要設備，但單位價值在人民幣2,000元以上，並且使用期限超過兩年的物品。

公司成立時發起股東投入及公司購入的武山銅礦已使用過的固定資產按評估後的重置值計列原值，並按其估計的尚可使用剩餘年限計提折舊，剩餘可使用年限以原來的可使用年限為上限。

公司成立後新購建之固定資產以歷史成本計價，並從其投入使用的次月起，採用直線法提取折舊。估計殘值為原值的10%。各類固定資產的折舊年限及年折舊率如下：

| | **折舊年限** | **年折舊率** |
|---|---|---|
| 房屋建築物 | 12—40 | 2.25—7.50% |
| 機器設備 | 10—25 | 3.60—9.00% |
| 運輸設備 | 10—12 | 7.50—9.00% |

**固定資產減值準備**

固定資產按照帳面價值與可收回金額孰低計量，對可收回金額低於帳面價值的差額，計提固定資產減值準備。固定資產的可收回金額是指固定資產的銷售淨價與預期從該資產的持續使用和使用年限結束時的處置中形成的預計未來現金流量的現值兩者中的較高者。

**在建工程**

在建工程按實際工程支出核算。

實際工程成本包括在建期間發生的各項工程支出、與工程有關的符合借款費用資本化條件的專門借款的借款費用、其他相關費用等。在建工程應在達到預定可使用狀態後結轉為固定資產。在建工程不計提折舊。

對長期停建並且預計在未來3年內不會重新開工的在建工程；所建項目無論在性能上，還是在技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性的在建工程；或其他有證據表明已發生了減值的在建工程，計提減值準備。

**無形資產**

無形資產按取得時實際支付的價款入帳。

商標使用權按受益期平均攤銷。

採礦權按受益期平均攤銷。

無形資產按照帳面價值與可收回金額孰低計量。年末檢查各項無形資產預計給企業帶來的經濟利益的能力，對可收回金額低於帳面價值的差額，計提無形資產減值準備。無形資產可收回金額是指無形資產的銷售淨價與預期從該無形資產的持續使用和使用年限結束時的處置中產生的預計未來現金流量的現值兩者之中的較高者。

**長期待攤費用**

長期待攤費用系外購軟體及固定資產大修理費按實際支出入帳，按受益期平均攤銷。

**借款費用**

為購建固定資產的專門借款發生的借款費用，包括利息、折價或溢價的攤銷和輔助費用，以及因外幣借款而發生的匯兑差額，在該資產達到預定可使用狀態前，按借款費用資本化金額的確定原則予以資本化，計入該項資產的成本；其他的借款費用，於發生當期確認為費用。

**技術改造貼息資金**

公司技術改造貸款利息已經計提的，如果技術改造工程已經交付使用，貸款利息計入財務費用，收到的貼息資金沖減財務費用；如果技術改造工程尚未交付使用，貸款利息計入在建工程成本，收到的貼息資金沖減在建工程成本。對尚未計提當年技術改造貸款利息的，收到的貼息資金作為專項應付款單獨反映，專門用於調整以後年度計提的技術改造貸款利息。

**收入**

商品銷售，公司已將商品所有權上的重要風險和報酬轉移給買方，並不再對該商品實施繼續管理權和實際控制權，與交易相關的經濟利益能夠流入，相關的收入和成本能夠靠計量時，確認營業收入的實現。

提供勞務，如提供的勞務合同在同一年度內開始並完成的，在完成勞務時，確認營業收入的實現；如勞務的開始和完成分屬不同的會計年度，在提供勞務交易的結果能夠可靠估計的情況下，在資產負債表日按照完工百分比法確認相關勞務收入，否則按已經發生並預計能夠補償的勞務成本金額確認收入，並按相同金額結轉成本，如不能得到補償則不確認收入。

利息收入按照未償還的本金和適用利率，按時間比例予以確認。

**期貨交易**

產品銅的遠期銷售合同所產生的盈虧均於期貨產品發出時確認收入。於到期日前結算的期貨銷售合同所產生的盈虧已包括在利潤表的其他業務利潤中。

公司生產用的進口材料的遠期採購合同所產生的盈虧均於收到期貨產品時確認記入採購成本。於到期日前結算的遠期採購合同而產生的盈虧已包括在利潤表的其他業務利潤中。

**補貼收入**

補貼收入以實際已收到的金額計入本期間損益。

**所得稅**

所得稅按應付稅款法核算。

計算所得稅支出所依據的納稅所得額系根據有關稅法規定對本期間會計所得額作相應調整後得出。

## 3. 稅項

**增值稅**

除金產品及硫精礦外均按銷售收入的17%計算銷項稅，並按抵扣進項稅後的餘額繳納。

金產品免征增值稅。

硫精礦按銷售收入的13%計算銷項稅。

**營業稅**

營業稅按營業收入的5%繳納。

**資源稅**

資源稅按開採的銅礦石噸數繳納。

**所得稅**

公司所得稅稅率為33%。

根據國家稅務總局國稅系(1997)596號《國家稅務總局關於江西銅業股份有限公司稅收問題的批復》及江西省國家稅務局贛國稅發(1997)583號《轉發國家稅務總局關於江西銅業股份有限公司稅收問題的批復》，公司享受從開始獲利年度起「第一年和第二年免征企業所得稅，第三年至第五年減半徵收企業所得稅」的優惠。同時，根據國家稅務總局國稅發[1999]172號《國家稅務總局關於實施對設在中西部地區的外商投資企業給予三年減按15%稅率徵收企業所得稅的優惠的通知》，公司延長享受三年減半徵收企業所得稅的優惠。由於公司本年度處於減半徵稅期第四年，故適用16.5%的所得稅稅率。

根據財政部、國家稅務總局關於外商投資企業和外國企業購買國產設備投資抵免企業所得稅有關問題的通知(財稅字[2000]49號)規定，公司購買國產設備投資的40%可以從購置設備當年比前一年新增的企業所得稅中抵免。如果當年新增的企業所得稅稅額不足抵免時，未予抵免的投資額，可用以後年度比設備購置的前一年新增的企業所得稅額延續抵免，但延續抵免的期限最長不得超過五年。

子公司蕭山銅達化工有限公司(「蕭山銅達」)所得稅率為33%，子公司銅材公司所得稅率為33%。

## 4. 控股子公司

公司擁有的所有子公司的基本情況如下：

| 子公司名稱 | 註冊資本 | 公司投資額/所佔權益比例 | 經營範圍 |
|---|---|---|---|
| 蕭山銅達化工有限公司 | 人民幣1,000,000元 | 人民幣600,000元/60% | 銷售硫酸 |
| 江西銅業銅材有限公司 | 人民幣150,000,000元 | 人民幣90,000,000元/60% | 銷售加工銅材 |

上述子公司蕭山銅達和銅材公司已納入合併報表合併範圍。銅材公司成立於2002年3月25日，由公司與江西銅業公司共同出資設立。截至2002年6月30日，銅材公司仍處於開辦期。

## 5. 貨幣資金

| | **合併數 2002年 6月30日 *人民幣元*** | 合併數 2001年 12月31日 *人民幣元* |
|---|---|---|
| 現金 | **75,396** | 67,220 |
| 銀行存款 | **310,795,671** | 680,975,631 |
| 其他貨幣資金 | **520,667** | 2,285,094 |
| | **311,391,734** | 683,327,945 |

## 6. 短期投資

| | 合併數 | | | 合併數 | | |
|---|---|---|---|---|---|---|
| | **2002年6月30日** | | | 2001年12月31日 | | |
| | **投資金額 人民幣元** | **跌價準備 人民幣元** | **帳面價值 人民幣元** | 投資金額 人民幣元 | 跌價準備 人民幣元 | 帳面價值 人民幣元 |
| 債券投資 | **19,118,304** | **—** | **19,118,304** | — | — | — |
| 股票投資 | **1,727,724** | **—** | **1,727,724** | 1,414,375 | 179,322 | 1,235,053 |
| 合計 | **20,846,028** | **—** | **20,846,028** | 1,414,375 | 179,322 | 1,235,053 |

債券投資中有市價的債券總額為人民幣19,118,304元，於2002年6月30日市價總額為人民幣19,611,800元。股票投資中有市價的股票總額為人民幣1,727,724元，於2002年6月30日市價總額為人民幣1,954,943元。

## 7. 應收票據

| | 合併數 2002年 6月30日 人民幣元 | 合併數 2001年 12月31日 人民幣元 |
|---|---|---|
| 銀行承兑匯票－未質押 | **32,924,186** | 32,970,563 |

## 8. 應收帳款

應收帳款帳齡分析如下：

| | 合併數 | | | |
|---|---|---|---|---|
| | **2002年6月30日** | | | |
| | **金額 人民幣元** | **比例 (%)** | **壞帳準備 人民幣元** | **帳面價值 人民幣元** |
| **1年以內** | **152,106,815** | **57.0** | **—** | **152,106,815** |
| **1至2年** | **23,642,281** | **8.9** | **4,728,456** | **18,913,825** |
| **2至3年** | **12,838,875** | **4.8** | **6,419,438** | **6,419,437** |
| **3年以上** | **78,201,448** | **29.3** | **61,297,758** | **16,903,690** |
| | **266,789,419** | **100.0** | **72,445,652** | **194,343,767** |

| | 合併數 | | | |
|---|---|---|---|---|
| | 2001年12月31日 | | | |
| | 金額 人民幣元 | 比例 (%) | 壞帳準備 人民幣元 | 帳面價值 人民幣元 |
| 1年以內 | 131,834,355 | 53.4 | — | 131,834,355 |
| 1至2年 | 24,465,967 | 9.9 | 9,606,241 | 14,859,726 |
| 2至3年 | 28,230,964 | 11.5 | 14,085,482 | 14,145,482 |
| 3年以上 | 62,321,366 | 25.2 | 45,417,676 | 16,903,690 |
| | 246,852,652 | 100.0 | 69,109,399 | 177,743,253 |

欠款金額前五名情況如下：

| **前五名欠款總額**<br>***人民幣元*** | **佔應收帳款總額比例**<br>*%* |
|---|---|
| 121,890,299 | 45.7 |

合併期末數中，持公司5%以上股份的股東欠款情況如下：

| **股東名稱** | **2002年6月30日及**<br>**2001年12月31日**<br>**人民幣元** |
|---|---|
| 江西銅業公司 | 805,647 |

## 9. 其他應收款

其他應收款帳齡分析如下：

**合併數**

| | **2002年6月30日** | | | |
|---|---|---|---|---|
| | **金額**<br>***人民幣元*** | **比例**<br>***(%)*** | **壞帳準備**<br>***人民幣元*** | **帳面價值**<br>***人民幣元*** |
| **1年以內** | **51,370,633** | **70.2** | **—** | **51,370,633** |
| **1至2年** | **5,378,298** | **7.3** | **1,075,660** | **4,302,638** |
| **2至3年** | **74,811** | **0.1** | **37,405** | **37,406** |
| **3年以上** | **16,372,419** | **22.4** | **16,372,419** | **—** |
| | **73,196,161** | **100.0** | **17,485,484** | **55,710,677** |

合併數

| | 2001年12月31日 | | | |
|---|---|---|---|---|
| | 金額<br>*人民幣元* | 比例<br>*(%)* | 壞帳準備<br>*人民幣元* | 帳面價值<br>*人民幣元* |
| 1年以內 | 38,802,716 | 64.3 | — | 38,802,716 |
| 1至2年 | 5,053,953 | 8.4 | 1,010,791 | 4,043,162 |
| 2至3年 | 104,476 | 0.2 | 27,238 | 77,238 |
| 3年以上 | 16,376,616 | 27.1 | 16,376,616 | — |
| | 60,337,761 | 100.0 | 17,414,645 | 42,923,116 |

欠款金額前五名情況如下：

| **前五名欠款總額**<br>***人民幣元*** | **佔其他應收帳總額比例**<br>*%* |
|---|---|
| 37,808,507 | 51.7 |

合併期末數中，持公司5%以上股份的股東欠款情況如下：

| **股東名稱** | **2002年**<br>**6月30日**<br>***人民幣元*** | 2001年<br>12月31日<br>*人民幣元* |
|---|---|---|
| 江西銅業公司 | **1,739,336** | 210,249 |

## 10. 預付帳款

預付帳款帳齡分析如下：

| | 合併數 | | | |
|---|---|---|---|---|
| | 2002年6月30日 | | 2001年12月31日 | |
| | 人民幣元 | % | 人民幣元 | % |
| 1年以內 | **138,621,814** | **93.0** | 104,760,247 | 92.9 |
| 1至2年 | **8,630,253** | **5.8** | 6,141,225 | 5.4 |
| 2至3年 | **1,816,522** | **1.2** | 1,910,807 | 1.7 |
| | **149,068,589** | **100.0** | 112,812,279 | 100.0 |

合併期末數中，預付持公司5%以上股份股東款項情況如下：

| 股東名稱 | 2002年 6月30日 人民幣元 | 2001年 12月31日 人民幣元 |
|---|---|---|
| 江西銅業公司 | **1,864,012** | 10,074,097 |

賬齡在1年以上的預付賬款主要系未完成採購合約的預付款。

## 11. 存貨

| | 合併數 | | |
|---|---|---|---|
| | 2002年6月30日 | | |
| | 金額 人民幣元 | 跌價準備 人民幣元 | 帳面價值 人民幣元 |
| **原材料** | **466,971,902** | **1,618,667** | **465,353,235** |
| **在產品** | **881,989,606** | **—** | **881,989,606** |
| **產成品** | **81,000,762** | **5,754,161** | **75,246,601** |
| | **1,429,962,270** | **7,372,828** | **1,422,589,442** |

| | 合併數 | | |
|---|---|---|---|
| | 2001年12月31日 | | |
| | 金額 人民幣元 | 跌價準備 人民幣元 | 帳面價值 人民幣元 |
| 原材料 | 542,384,784 | 7,724,011 | 534,660,773 |
| 在產品 | 954,288,147 | — | 954,288,147 |
| 產成品 | 90,931,274 | 3,597,878 | 87,333,396 |
| | 1,587,604,205 | 11,321,889 | 1,576,282,316 |

## 12. 長期投資

**合併數**

| 項目 | 2002年6月30日及2001年12月31日 投資金額 人民幣元 | 減值準備 人民幣元 | 帳面價值 人民幣元 |
|---|---|---|---|
| 股票投資 | 5,610,000 | — | 5,610,000 |

**公司數**

| 項目 | 2002年6月30日 投資金額 人民幣元 | 跌價準備 人民幣元 | 帳面價值 人民幣元 | 2001年12月31日 投資金額 人民幣元 | 跌價準備 人民幣元 | 帳面價值 人民幣元 |
|---|---|---|---|---|---|---|
| 長期股權投資 | 90,975,576 | — | 90,975,576 | 1,040,594 | — | 1,040,594 |
| 股票投資 | 5,610,000 | — | 5,610,000 | 5,610,000 | — | 5,610,000 |
| 合計 | 96,585,576 | — | 96,585,576 | 6,650,594 | — | 6,650,594 |

長期股權投資和股票投資詳細情況如下：

**長期股權投資－公司數**

| 被投資公司名稱 | 2001年12月31日 投資成本 人民幣元 | 損益調整 人民幣元 | 帳面價值 人民幣元 | 本期增減數 投資成本 人民幣元 | 損益調整 人民幣元 | 2002年6月30日 投資成本 人民幣元 | 損益調整 人民幣元 | 帳面價值 人民幣元 |
|---|---|---|---|---|---|---|---|---|
| 銅材公司 | — | — | — | 90,000,000 | — | 90,000,000 | — | 90,000,000 |
| 蕭山銅達 | 1,082,289 | (41,695) | 1,040,594 | — | (65,018) | 1,082,289 | (106,713) | 975,576 |
| | 1,082,289 | (41,695) | 1,040,594 | 90,000,000 | (65,018) | 91,082,289 | (106,713) | 90,975,576 |

**股票投資－公司數及合併數**

| 被投資公司名稱 | 股票數量 | 註冊資本的比例 | 投資金額 人民幣元 | 減值準備 人民幣元 | 期末帳面價值 人民幣元 |
|---|---|---|---|---|---|
| 科邦電信(集團)股份有限公司 | 2,000,000 | 0.4% | 5,610,000 | — | 5,610,000 |

上述股票為公司持有的尚未上市流通的股票。

二零零二年一月一日至二零零二年六月三十日止期間
（按中國會計準則及制度編製）

## 13. 固定資產及累計折舊

| | 合併 | | | |
|---|---|---|---|---|
| | 房屋建築物<br>人民幣元 | 機器設備<br>人民幣元 | 運輸設備<br>人民幣元 | 合計<br>人民幣元 |
| **原值** | | | | |
| 於2002年1月1日 | 2,992,995,895 | 5,628,346,631 | 1,080,504,026 | 9,701,846,552 |
| 本期購置 | — | 26,695 | — | 26,695 |
| 本期購入武山銅礦轉入 | 174,410,392 | 43,494,271 | 2,323,755 | 220,228,418 |
| 本期在建工程轉入 | 320,647,839 | 12,317,186 | — | 332,965,025 |
| 重分類 | (3,620,479) | 2,791,457 | 829,022 | — |
| 本期減少 | (1,133,718) | (69,906,603) | (62,790,060) | (133,830,381) |
| 於2002年6月30日 | 3,483,299,929 | 5,617,069,637 | 1,020,866,743 | 10,121,236,309 |
| **累計折舊** | | | | |
| 於2002年1月1日 | 801,693,932 | 3,193,146,458 | 646,117,191 | 4,640,957,581 |
| 本期計提 | 63,007,273 | 106,276,958 | 26,248,133 | 195,532,364 |
| 本期減少 | (399,975) | (53,043,668) | (55,301,464) | (108,745,107) |
| 於2002年6月30日 | 864,301,230 | 3,246,379,748 | 617,063,860 | 4,727,744,838 |
| **減值準備** | | | | |
| 於2002年1月1日 | — | 6,613,252 | 1,746,664 | 8,359,916 |
| 本期轉銷數 | — | (6,613,252) | (1,746,664) | (8,359,916) |
| 於2002年6月30日 | — | — | — | — |
| **淨額** | | | | |
| 於2002年1月1日 | 2,191,301,963 | 2,428,586,921 | 432,640,171 | 5,052,529,055 |
| 於2002年6月30日 | 2,618,998,699 | 2,370,689,889 | 403,802,883 | 5,393,491,471 |

## 14. 在建工程

| 合併 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 工程名稱 | 預算數<br>人民幣元 | 2001年<br>12月31日<br>人民幣元 | 本期增加數<br>人民幣元 | 本期購入<br>武山銅礦轉入<br>人民幣元 | 本期<br>完工轉出數<br>人民幣元 | 2002年<br>6月30日<br>人民幣元 | 工程投入<br>佔預算比例<br>% | 資金來源 |
| 9萬噸/日採選 | | | | | | | | |
| 達產工程 | 1,200,000,000 | 285,509,728 | 142,728,656 | — | 285,509,728 | 142,728,656 | 91% | 借款及自有資金 |
| 貴溪冶煉廠 | | | | | | | | |
| 三期工程 | 1,500,000,000 | 157,482,716 | 303,879,579 | — | — | 461,362,295 | 31% | 募集資金及借款 |
| 其他 | 700,000,000 | 221,548,626 | 71,930,059 | 17,791,634 | 47,455,297 | 263,815,022 | 85% | 借款及自有資金 |
| 合計 | 3,400,000,000 | 664,541,070 | 518,538,294 | 17,791,634 | 332,965,025 | 867,905,973 | | |
| 其中： | | | | | | | | |
| 利息資本化金額 | | 17,750,706 | 9,509,600 | | 12,882,018 | 14,378,288 | | |

本期用於確定利息資本化金額的資本化率為3.04%。

## 15. 無形資產

| | | 合併 | | | | | |
|---|---|---|---|---|---|---|---|
| 項目名稱 | 取得方式 | 原始餘額<br>人民幣元 | 2001年12月31日<br>人民幣元 | 本期增加數<br>人民幣元 | 本期攤銷數<br>人民幣元 | 2002年6月30日<br>人民幣元 | 剩餘攤銷期限 |
| 商標 | 受讓 | 51,683,900 | 43,083,900 | — | (860,000) | 42,223,900 | 24.5年 |
| 採礦權－武山銅礦 | 受讓 | 20,261,560 | — | 20,261,560 | (202,616) | 20,058,944 | 49.5年 |
| －其他 | 受讓 | 56,191,000 | 46,781,000 | — | (935,000) | 45,846,000 | 24.5年 |
| | | 128,136,460 | 89,864,900 | 20,261,560 | (1,997,616) | 108,128,844 | |

## 16. 長期待攤費用

| | 合併 | | | | |
|---|---|---|---|---|---|
| 種類 | 2001年12月31日<br>人民幣元 | 本期增加數<br>人民幣元 | 本期攤銷數<br>人民幣元 | 2002年6月30日<br>人民幣元 | 剩餘攤銷年限 |
| 大修理費 | — | 69,000,000 | — | 69,000,000 | 1.5年 |
| 外購軟體 | 1,371,495 | — | (1,027,088) | 344,407 | 0.5年 |
| | 1,371,495 | 69,000,000 | (1,027,088) | 69,344,407 | |

## 17. 短期借款

| | 合併數<br>2002年<br>6月30日<br>人民幣元 | 合併數<br>2001年<br>12月31日<br>人民幣元 |
|---|---|---|
| 信用借款 | | |
| 一人民幣 | **912,230,000** | 950,230,000 |
| 一美元 | **80,287,060** | 39,438,243 |
| | **992,517,060** | 989,668,243 |

上述借款年利率為3.00%至5.85%。

## 18. 應付票據

| | 合併數<br>2002年<br>6月30日<br>人民幣元 | 合併數<br>2001年<br>12月31日<br>人民幣元 |
|---|---|---|
| 1年以內到期的銀行承兌匯票 | **186,625,000** | 118,871,825 |

## 19. 應付帳款

合併期末數中，持公司5%以上股份的股東欠款情況如下：

| 股東名稱 | 2002年<br>6月30日<br>人民幣元 | 2001年<br>12月31日<br>人民幣元 |
|---|---|---|
| 江西銅業公司 | **1,215,250** | 1,186,949 |

## 20. 預收帳款

合併期末數中，無預收持公司5%以上股份股東的款項。

## 21. 應付股利

| | 合併數<br>2002年6月30日及<br>2001年12月31日<br>人民幣元 |
|---|---|
| 江西銅業公司 | 63,777,810 |
| 香港國際銅業(中國)投資有限公司 | 25,000,000 |
| 湖北三鑫金銅股份有限公司 | 25,000 |
| 江西鑫新實業股份有限公司 | 25,000 |
| 深圳寶恒(集團)股份有限公司 | 50,000 |
| 境外上市外資股股東 | 32,824,100 |
| 境內上市內資股股東 | 11,500,000 |
| | 133,201,910 |

## 22. 應交稅金

| | 合併數<br>2002年<br>6月30日<br>人民幣元 | 合併數<br>2001年<br>12月31日<br>人民幣元 |
|---|---|---|
| 所得稅 | **10,266,840** | (4,658,775) |
| 增值稅 | **4,347,134** | (1,952,056) |
| 營業稅 | **23,533** | 34,725 |
| 資源稅 | **1,283,335** | 2,341,723 |
| 其他 | **770,161** | 1,966,541 |
| | **16,691,003** | (2,267,842) |

## 23. 其他應交款

| | 合併數<br>2002年<br>6月30日<br>人民幣元 | 合併數<br>2001年<br>12月31日<br>人民幣元 |
|---|---|---|
| 礦產資源補償費 | **15,908,130** | 17,743,599 |
| 其他 | **20,864** | 7,395 |
| | **15,928,994** | 17,750,994 |

礦產資源補償費的收取依據為《中華人民共和國國務院令》第150號文《礦產資源補償費徵收管理規定》及《江西省人民政府令》第35號文《江西省礦產資源補償費徵收管理實施方法》。

收取標準為：礦產品銷售收入×補償費費率×開採回採係數。

其中開採回採係數=核定開採回採率/實際開採回採率。

## 24. 其他應付款

合併期末數中，欠持公司5%以上股份股東欠款情況如下：

| 股東名稱 | **2002年 6月30日 人民幣元** | 2001年 12月31日 人民幣元 |
|---|---|---|
| 江西銅業公司 | **—** | 89,397,131 |

## 25. 預提費用

| | **合併數 2002年 6月30日 人民幣元** | 合併數 2001年 12月31日 人民幣元 |
|---|---|---|
| 專業服務費 | **1,600,000** | 2,500,000 |

## 26. 一年內到期的長期負債

| | **合併數 2002年 6月30日 人民幣元** | 合併數 2001年 12月31日 人民幣元 |
|---|---|---|
| 一年內到期的長期借款(附註27) | **390,400,200** | 172,000,000 |
| 一年內到期的長期應付款(附註28) | **1,870,000** | 1,870,000 |
| | **392,270,200** | 173,870,000 |

## 27. 長期借款

| | **合併數 2002年 6月30日 人民幣元** | 合併數 2001年 12月31日 人民幣元 |
|---|---|---|
| 長期借款 | **2,093,920,000** | 2,008,920,000 |
| 減：一年內到期長期負債 | **390,400,200** | 172,000,000 |
| 一年後償還的款項 | **1,703,519,800** | 1,836,920,000 |

| 借款單位 | 2002年6月30日<br>人民幣元 | 借款期限 | 年利率 | 借款條件 |
|---|---|---|---|---|
| 中國工商銀行鷹潭市分行江銅辦 | 35,000,000 | 1999.04.27-2003.04.26 | 6.03% | 信用借款 |
| | 20,000,000 | 1999.05.26-2004.02.25 | 6.03% | 信用借款 |
| | 21,000,000 | 1999.06.23-2003.06.22 | 6.03% | 信用借款 |
| | 78,400,000 | 2000.07.28-2005.07.27 | 6.03% | 信用借款 |
| | 90,000,000 | 2000.08.30-2003.08.29 | 5.94% | 信用借款 |
| | 80,000,000 | 2001.01.03-2003.01.03 | 5.94% | 信用借款 |
| | 44,810,000 | 2001.01.10-2003.07.10 | 5.94% | 信用借款 |
| | 92,400,200 | 2001.01.18-2003.01.17 | 5.94% | 信用借款 |
| | 20,000,000 | 2001.11.07-2003.11.06 | 5.94% | 信用借款 |
| | 25,000,000 | 2001.12.05-2004.12.04 | 5.94% | 信用借款 |
| | 50,000,000 | 2001.12.07-2003.12.06 | 5.94% | 信用借款 |
| | 10,000,000 | 2001.12.24-2003.12.23 | 5.94% | 信用借款 |
| | 30,000,000 | 2001.12.25-2004.12.24 | 5.94% | 信用借款 |
| | 30,000,000 | 2002.01.04-2004.01.04 | 5.94% | 信用借款 |
| | 15,000,000 | 2001.11.19-2007.11.18 | 6.21% | 信用借款 |
| 中國工商銀行沿江支行 | 50,000,000 | 2000.06.28-2003.06.27 | 5.94% | 擔保借款 |
| 中國銀行鷹潭市分行 | 28,000,000 | 1999.11.30-2004.11.30 | 6.03% | 擔保借款 |
| | 17,000,000 | 2000.02.13-2005.02.13 | 6.03% | 擔保借款 |
| | 30,000,000 | 2001.12.27-2003.12.27 | 5.94% | 信用借款 |
| | 18,000,000 | 2001.12.27-2004.12.27 | 5.94% | 信用借款 |
| 中國建設銀行江西銅基地專業支行 | 109,710,000 | 1997.02.18-2008.12.30 | 6.21% | 擔保借款 |
| | 60,000,000 | 1997.02.18-2002.12.31 | 6.21% | 擔保借款 |
| | 220,000,000 | 1997.03.31-2003.12.31 | 6.21% | 擔保借款 |
| | 82,000,000 | 1998.03.24-2004.12.31 | 6.21% | 信用借款 |
| | 210,000,000 | 1999.02.25-2008.11.30 | 6.21% | 信用借款 |
| | 217,000,000 | 1999.09.15-2009.09.14 | 6.21% | 信用借款 |
| | 50,000,000 | 2000.06.22-2006.06.21 | 6.21% | 信用借款 |
| | 73,000,000 | 2000.03.31-2003.03.31 | 5.94% | 信用借款 |
| | 85,000,000 | 2000.09.25-2003.09.24 | 5.94% | 信用借款 |
| | 50,000,000 | 2001.08.25-2004.08.27 | 5.94% | 信用借款 |
| | 50,000,000 | 2001.10.29-2007.04.28 | 6.21% | 信用借款 |
| | 40,000,000 | 2002.05.20-2005.05.19 | 5.94% | 信用借款 |
| 招商銀行南昌支行 | 50,000,000 | 2001.12.14-2004.06.13 | 5.94% | 信用借款 |
| 國家開發銀行南昌分行 | 10,000,000 | 1994.02.01-2004.12.01 | 6.21% | 擔保借款 |
| | 2,599,800 | 1995.01.01-2008.12.01 | 6.21% | 擔保借款 |
| 合計 | 2,093,920,000 | | | |

長期借款中擔保部分均由江西銅業公司提供擔保，見附註46「關聯方關係及其交易」。

## 28. 長期應付款

| | **合併數<br>2002年<br>6月30日<br>人民幣元** | 合併數<br>2001年<br>12月31日<br>人民幣元 |
|---|---|---|
| 長期應付款 | **45,846,000** | 46,781,000 |
| 減：一年內到期的長期負債 | **1,870,000** | 1,870,000 |
| 一年後償還的款項 | **43,976,000** | 44,911,000 |

長期應付款系公司應付江西銅業公司採礦權款。此款自1998年1月1日起分30年償還，每年償還本金人民幣1,870,000元，利息按每年償還的本金及國家公佈的同期一年貸款利率但不超過15%的利率計算。

## 29. 專項應付款

| | 合併 | | | |
|---|---|---|---|---|
| 項目 | 2001年<br>12月31日<br>人民幣元 | 本期增加額<br>人民幣元 | 本期減少額<br>人民幣元 | 2002年<br>6月30日<br>人民幣元 |
| 技術改造貼息資金 | 84,000,000 | — | 7,000,000 | 77,000,000 |

本期減少數系用於沖減已記入在建工程成本的資本化的貸款利息。

## 30. 股本

2002年1至6月期間公司股份變動情況如下：

| | 合併 | | |
|---|---|---|---|
| | 期初數(股數) | 本次變動<br>增減(股數)<br>上市流通 | 期末數(股數) |
| 一、未上市流通股份 | | | |
| 1. 發起人股份 | | | |
| 一境內國有法人股 | 1,275,556,200 | — | 1,275,556,200 |
| 一境內其他法人股 | 2,000,000 | — | 2,000,000 |
| 2. 已發行未上市流通股份 | | | |
| 一A股 | 230,000,000 | (230,000,000) | — |
| 未上市流通股份合計 | 1,507,556,200 | (230,000,000) | 1,277,556,200 |
| 二、已上市流通股份 | | | |
| 一H股 | 1,156,482,000 | — | 1,156,482,000 |
| 一A股 | — | 230,000,000 | 230,000,000 |
| 已上市流通股份合計 | 1,156,482,000 | 230,000,000 | 1,386,482,000 |
| 三、股份總數 | 2,664,038,200 | — | 2,664,038,200 |

上述股份每股面值為人民幣1元。





## 31. 資本公積

2002年1月至6月期間公司資本公積變動情況如下：

| | **合併數 2002年6月30日及 2001年12月31日** |
|---|---|
| | ***人民幣元*** |
| 股本溢價 | 1,292,633,979 |
| 資產評估增值 | 113,063 |
| | 1,292,747,042 |

## 32. 盈餘公積

| | **合併數 2002年6月30日及 2001年12月31日** |
|---|---|
| | ***人民幣元*** |
| 法定盈餘公積金 | 82,249,004 |
| 任意盈餘公積金 | 158,414,185 |
| 法定公益金 | 62,328,331 |
| | 302,991,520 |

法定盈餘公積金可用於彌補公 司的虧損，擴大公司生產經營或轉為增加公司資本。法定公益金可用於公司職工的集體福利。

## 33. 主營業務收入及分部資料

| **產品類別** | **合併數 截至6月30日止期間** | |
|---|---|---|
| | **2002年** | 2001年 |
| | ***人民幣元*** | *人民幣元* |
| 陰極銅 | **956,946,374** | 1,408,902,048 |
| 金 | **254,849,220** | 251,118,143 |
| 其他(白銀、硫酸等) | **257,536,523** | 172,227,489 |
| 代加工 | **92,343,163** | 28,448,821 |
| | **1,561,675,280** | 1,860,696,501 |

| **銷售地域** | **合併數 截至6月30日止期間** | |
|---|---|---|
| | **2002年** | 2001年 |
| | ***人民幣元*** | *人民幣元* |
| 中國大陸 | **1,485,919,543** | 1,845,054,657 |
| 臺灣 | **25,959,777** | 14,899,349 |
| 印度 | **23,472,154** | — |
| 香港 | **24,800,001** | — |
| 其他地區 | **1,523,805** | 742,495 |
| | **1,561,675,280** | 1,860,696,501 |

| **前五名客戶銷售收入總額** | **佔全部銷售收入比例** |
|---|---|
| 人民幣元 | % |
| 767,331,393 | 49.1 |

## 34. 主營業務成本

| | 合併數<br>截至6月30日止期間<br>2002年<br>人民幣元 | <br><br>2001年<br>人民幣元 |
|---|---|---|
| 國內銷售成本 | **1,220,087,411** | 1,525,164,039 |
| 出口銷售成本 | **44,320,785** | 11,185,572 |
| | **1,264,408,196** | 1,536,349,611 |

## 35. 主營業務稅金及附加

| | 合併數<br>截至6月30日止期間<br>2002年<br>人民幣元 | <br><br>2001年<br>人民幣元 |
|---|---|---|
| 資源稅 | **17,536,744** | 16,292,645 |

## 36. 其他業務利潤

| | 合併數<br>截至6月30日止期間<br>2002年<br>人民幣元 | <br><br>2001年<br>人民幣元 |
|---|---|---|
| 銷售材料備件 | | |
| －收入 | **39,489,642** | 73,504,050 |
| －成本 | **(38,434,744)** | (67,718,533) |
| | **1,054,898** | 5,785,517 |
| 水電銷售 | | |
| －收入 | **18,010,228** | 17,104,144 |
| －成本 | **(16,844,863)** | (16,554,978) |
| | **1,165,365** | 549,166 |
| 期貨交易平倉盈利(虧損) | **5,003,750** | (9,997,100) |
| 其他 | **1,184,267** | 5,126,833 |
| | **8,408,280** | 1,464,416 |

## 37. 財務費用

| | 合併數<br>截至6月30日止期間<br>2002年<br>人民幣元 | <br><br>2001年<br>人民幣元 |
|---|---|---|
| 利息支出 | **73,181,674** | 85,454,306 |
| 減：利息收入 | **(2,079,797)** | (2,603,814) |
| 匯兌損失(收益) | **1,429** | (26,264) |
| 其他 | **(320,549)** | 284,861 |
| | **70,782,757** | 83,109,089 |

## 38. 投資收益

**合併數**

| | 截至6月30日止期間 | |
|---|---|---|
| | **2002年** | 2001年 |
| | **人民幣元** | 人民幣元 |
| 短期投資收益 | | |
| 債權投資收益 | **1,544,536** | — |
| 短期投資跌價準備轉回 | **179,322** | — |
| | **1,723,858** | — |

**公司數**

| | 截至6月30日止期間 | |
|---|---|---|
| | **2002年** | 2001年 |
| | **人民幣元** | 人民幣元 |
| 短期投資收益 | | |
| 債權投資收益 | **1,544,536** | — |
| 短期投資跌價準備轉回 | **179,322** | — |
| 長期投資收益 | | |
| 按權益法確認收益 | **40,570** | 116,021 |
| | **1,764,428** | 116,021 |

## 39. 補貼收入

| | 合併數 | |
|---|---|---|
| | 截至6月30日止期間 | |
| | **2002年** | 2001年 |
| | **人民幣元** | 人民幣元 |
| 所得稅退稅 | — | 98,359 |

## 40. 營業外收入

| | 合併數 | |
|---|---|---|
| | 截至6月30日止期間 | |
| | **2002年** | 2001年 |
| | **人民幣元** | 人民幣元 |
| 處置固定資產收益 | **117,725** | 2,470,821 |
| 其他 | **1,108,084** | 2,983,927 |
| | **1,225,809** | 5,454,748 |

## 41. 營業外支出

| | 合併數 | |
|---|---|---|
| | 截至6月30日止期間 | |
| | **2002年** | 2001年 |
| | **人民幣元** | 人民幣元 |
| 學校經費 | **6,968,938** | 6,551,343 |
| 處理固定資產損失 | **7,291,077** | — |
| 其他 | **257,443** | 535,305 |
| | **14,517,458** | 7,086,648 |

## 42. 所得稅

| | 合併數 截至6月30日止期間 | |
|---|---|---|
| | **2002年 人民幣元** | 2001年 人民幣元 |
| 公司應計所得稅(註1) | **14,999,969** | 20,617,102 |
| 公司所得稅抵免額(註2) | **—** | (20,617,102) |
| 子公司應計所得稅 | **33,304** | 46,795 |
| | **15,033,273** | 46,795 |

*註1：根據應納稅所得額計算的應計所得稅為人民幣14,999,969元。*

*註2：根據財稅字[2000]49號文規定，公司已獲得江西省國稅局的批准同意，公司於2000年度購置國產設備投資經審批允許可在以後年度抵免所得稅的餘額為人民幣55,627,972元，2001年度購置國產設備投資可抵免的所得稅金額為人民幣13,037,712元。由於截至2002年6月30日止，公司尚未完成2001年度所得稅匯算清繳，故2001年末購置國產設備可抵免所得稅餘額尚無法確定，公司暫未對本期應計所得稅進行抵免。*

## 43. 支付的其他與經營活動有關的現金

| | 合併數 截至2002年 6月30日止期間 人民幣元 |
|---|---|
| 營業費用及管理費用中的支付額 | 50,523,918 |
| 營業外支出 | 7,226,381 |
| 其他 | 90,337,497 |
| | 148,087,796 |

## 44. 收購武山銅礦所支付的現金

| | 合併數 截至2002年 6月30日止期間 人民幣元 |
|---|---|
| 流動資產 | 18,402,934 |
| 固定資產 | 238,020,052 |
| 無形資產(採礦權) | 20,261,560 |
| 流動負債 | (37,877,572) |
| 長期負債 | (45,000,000) |
| 合計 | 193,806,974 |
| 其中： | |
| 已於購入時支付的現金 | 193,806,974 |
| 減：已於購入時收到的現金 | 2,739,987 |
| 收購武山銅礦現金淨流出 | 191,066,987 |

## 45. 現金及現金等價物

| | **合併數 2002年 6月30日 人民幣元** | 合併數 2001年 12月31日 人民幣元 |
|---|---|---|
| 貨幣資金(附註5) | **311,391,734** | 683,327,945 |
| 減：貨幣資金中的承兌匯票保證金 | **—** | 2,267,780 |
| | **311,391,734** | 681,060,165 |

| | **公司數 2002年 6月30日 人民幣元** | 公司數 2001年 12月31日 人民幣元 |
|---|---|---|
| 貨幣資金 | **302,004,761** | 682,754,028 |
| 減：貨幣資金中的承兌匯票保證金 | **—** | 2,267,780 |
| | **302,004,761** | 680,486,248 |

## 46. 關聯方關係及其交易

(1) 存在控制關係的關聯方

| **關聯方名稱** | **註冊地點** | **主營業務** | **與公司關係** | **經濟性質** | **法定代表人** |
|---|---|---|---|---|---|
| 江西銅業公司(「江銅」) | 江西貴溪 | 有色金屬礦、非金屬礦、有色金屬冶煉、壓延加工產品 | 控股股東 | 國有 | 何昌明 |

(2) 存在控制關係的關聯方的註冊資本及其變化

| **關聯方名稱** | **2001年12月31日及 2002年6月30日 人民幣元** |
|---|---|
| 江銅 | 3,896,060,000 |

(3) 存在控制關係的關聯方所持股份或權益及其變化

| **關聯方名稱** | **2001年12月31日** | | **本期增加數** | | **本期減少數** | | **2002年6月30日** | |
|---|---|---|---|---|---|---|---|---|
| | 人民幣元 | % | 人民幣元 | % | 人民幣元 | % | 人民幣元 | % |
| 江銅 | 1,275,556,200 | 47.90% | — | — | — | — | 1,275,556,200 | 47.90% |

(4) 存在控制關係的關聯方關係的性質

| **關聯方名稱** | **與公司的關係** |
|---|---|
| 江西鑫新實業股份有限公司(「江西鑫新」) | 發起人股東 |
| 湖北三鑫金銅股份有限公司(「湖北三鑫」) | 發起人股東 |

(5) 公司與上述關聯方在本期間發生了如下重大關聯交易：

(A) 在本期間內，公司與江銅或其控制的公司、江西鑫新及湖北三鑫有以下交易：

| | **截至6月30日止期間** | |
|---|---|---|
| | **2002年** | 2001年 |
| | **人民幣元** | 人民幣元 |
| 與江銅或其控制的公司交易： | | |
| 提供來料加工服務(註(a)) | **67,040,000** | — |
| 銷售電銅、硫酸(註(a)) | **85,533,000** | 127,576,000 |
| 銷售輔助工業產品(註(a)) | **26,823,000** | 38,272,000 |
| 銷售副產品(註(a)) | **2,558,000** | 11,015,000 |
| 購入銅精礦(註(a)) | **27,177,000** | 58,922,000 |
| 購入紫雜銅(註(b)) | **55,114,000** | 67,832,000 |
| 購入輔助工業產品(註(a)) | **78,280,000** | 128,198,000 |
| 提供運輸及裝卸服務(註(a)) | **8,564,000** | 9,268,000 |
| 土地使用權租金費用(註(c)) | **7,500,000** | 7,500,000 |
| 收取辦公室租金費用(註(c)) | **28,000** | — |
| 辦公室租金費用(註(c)) | **1,501,000** | 1,478,000 |
| 員工宿舍及使用公共設施租金費用(註(b)) | **2,904,000** | 4,120,000 |
| 修理及維護服務予公司(註(a)) | **22,610,000** | 31,865,000 |
| 建設服務予公司(註(a)) | **11,201,000** | 5,554,000 |
| 運輸服務予公司(註(a)) | **24,716,000** | 20,817,000 |
| 提供水及輸電(註(b)) | **18,015,000** | 17,092,000 |
| 工業用供水給予公司(註(b)) | **9,005,000** | 9,133,000 |
| 環境綠化服務予公司(註(b)) | **3,193,000** | 1,114,000 |
| 社會福利及支援服務予公司(註(b))，其中包括： | | |
| 一福利及醫療服務 | **17,161,000** | 15,431,000 |
| 一中小學教育服務 | **4,578,000** | 4,280,000 |
| 一技術教育服務 | **925,000** | 2,391,000 |
| 一內部通訊服務 | **1,336,000** | 2,748,000 |
| 一駐外辦事處 | **1,893,000** | 484,000 |
| 與另兩間發起人公司的交易： | | |
| 銷售電銅予江西鑫新(註(a)) | **88,190,000** | 81,034,000 |
| 向湖北三鑫提供來料加工服務(註(a)) | **1,674,000** | 2,662,000 |
| 從湖北三鑫購買銅精礦(註(a)) | **3,226,000** | 3,383,000 |

*註：(a) 交易定價按可比較的市場價格制定。*

*(b) 交易定價按實際成本制定。*

*(c) 交易定價按租約條款制定。*

(B) 購買武山銅礦：

於2000年11月30日，公司與江銅訂立協議收購武山銅礦的經營性資產、有關負債及其採礦權(不包括地下負400米標高以下資源的採礦權)，以現金支付的代價總數為人民幣191,843,179元，惟須予以調整。價款乃按(1)國家核准獨立中國估值師北京中證評估公司以2000年8月31日為估值參考日期，就有關經營性資產減去有關負債所作出的資產評估值而釐定和(2)按2000年8月31日，由國家核准獨立中國估值師北京經緯資產評估公司評估的該採礦權的價值而釐定。根據有關當局確認和武山銅礦於本協議完成之前一天於其資產負債表所載之經營性資產和有關負債的價值，本收購協議之代價將予以調整(受有關條款限制)。收購事項完成後，公司與江銅之間進行的新持續關連交易協議和現有持續關連交易協議之修改將會生效，有助公司包括武山銅礦順利運作。有關以上之收購協議和關連交易之詳情，已載於公司於2000年12月20日之通告而以上之事項已於2001年1月19日之臨時大會獲得獨立股東的批准。該項收購已於2002年1月1日完成，總價款為人民幣193,806,974元。截止2002年6月30日，公司已將該款項全部付清。

(C) 成立銅材公司

公司於2002年3月25日與江西銅業公司共同出資人民幣150,000,000元成立了江西銅業銅材有限公司(「銅材公司」)，其中公司出資人民幣90,000,000元，佔到銅材公司註冊資本總額的60%。

(D) 債權債務往來情形

| **科目** | **關聯公司名稱** | **2002年<br>6月30日<br>*人民幣元*** | 2001年<br>12月31日<br>*人民幣元* |
|---|---|---|---|
| 應收票據 | 江銅及其控制的公司 | **3,823,000** | 5,767,604 |
| 應收帳款 | 江銅及其控制的公司 | **10,044,912** | 7,219,397 |
| | 江西鑫新 | **12,616** | 551,690 |
| 其他應收款 | 江銅及其控制的公司 | **13,516,301** | 15,857,226 |
| 預付帳款 | 湖北三鑫 | **30,000,000** | 30,000,000 |
| | 江銅及其控制的公司 | **68,116,695** | 11,011,555 |
| | | **125,513,524** | 70,407,472 |
| 應付票據 | 江銅及其控制的公司 | **67,160,000** | 23,001,128 |
| 應付帳款 | 江銅及其控制的公司 | **20,677,792** | 38,210,736 |
| 預收帳款 | 江銅及其控制的公司 | **3,633,996** | 1,119,824 |
| 其他應付款 | 江銅及其控制的公司 | **28,924,439** | 131,171,246 |
| 一年內到期長期負債 | 江銅及其控制的公司 | **1,870,000** | 1,870,000 |
| 長期應付款 | 江銅及其控制的公司 | **43,976,000** | 44,911,000 |
| | | **166,242,227** | 240,283,934 |

(E) 擔保

截至2002年6月30日止，公司有人民幣497,310,000元的銀行借款由江銅向銀行提供擔保(2001年12月31日：人民幣484,710,000元)。

(F) 其他

根據公司與江銅簽訂的協議，由江銅統一管理公司的養老金，養老金匯總後統一交給退休統籌基金單位。為此公司在其2002年1至6月已列支上述款項為人民幣24,057,000元(2001年1至6月：為人民幣16,229,000元)。

## 47. 期貨合同

截至2002年6月30日止，本公司存在尚未履行的陰極銅遠期合同如下：

| | **2002年<br>6月30日<br>*人民幣元*** | 2001年<br>12月31日<br>*人民幣元* |
|---|---|---|
| 期貨銷售合同： | | |
| 數量(噸) | **1,500** | 1,165 |
| 平均每噸價格(人民幣元) | **16,395** | 14,358 |
| 送貨期 | **從2002年7月<br>至2002年12月** | 於2002年4月 |
| 期貨採購合同： | | |
| 數量(噸) | **—** | 700 |
| 平均每噸價格(人民幣) | **—** | 15,639 |
| 送貨期 | **—** | 於2002年1月 |

截至2002年6月30日止，公司存在尚未履行的陰極銅遠期合同未實現虧損約為人民幣30萬元(2001年12月31日：人民幣150萬元)。

## 48. 承諾事項

(1) 資本承諾

| | **2002年 6月30日 人民幣元** | 2001年 12月31日 人民幣元 |
|---|---|---|
| 已簽約但尚未發生的購建資產承諾 | **1,280,910,000** | 617,315,000 |

(2) 租賃承諾

至2002年6月30日止，公司對外簽訂的不可撤消的經營租賃合約情況如下：

| | **2002年 6月30日 人民幣元** | 2001年 12月31日 人民幣元 |
|---|---|---|
| 不可撤消經營租賃的最低租賃付款額： | | |
| 資產負債表日後第1年 | **15,806,136** | 15,000,000 |
| 資產負債表日後第2年 | **15,806,136** | 15,000,000 |
| 資產負債表日後第3年 | **15,806,136** | 15,000,000 |
| 以後年度 | **359,985,324** | 330,000,000 |
| 合計 | **407,403,732** | 375,000,000 |

應付租金系公司支付江銅及江西省國土資源廳之土地租金，其中武山銅礦土地租賃期為2002年至2052年共50年，年租金人民幣806,136元；其餘土地租賃期為1997年至2027年共30年，年租金為人民幣15,000,000元。

二零零二年一月一日至二零零二年六月三十日止期間
（按中國會計準則及制度編製）

## 1. 國際會計準則與中國會計準則的差異

本財務報表按中國會計準則及制度編製，不同於國際會計準則而編製的財務報告。

於2002年6月30日，按中國會計準則及制度編製的財務報表本期淨利潤為人民幣72,280千元及淨資產為人民幣4,645,080千元，按國際會計準則對本期淨利潤和淨資產的主要調整如下：

| | 2002年1月1日至2002年6月30日止期間 淨利潤 人民幣千元 | 2002年6月30日 淨資產 人民幣千元 |
|---|---|---|
| 根據中國會計準則及制度編製財務報表金額 | 72,280 | 4,645,080 |
| 按國際會計準則調整： | | |
| －按國際會計準則記入損益的短期債權投資的利息收入 | 500 | 500 |
| 按國際會計準則編製財務報表金額 | 72,780 | 4,645,580 |

## 2. 全面攤薄和加權平均計算後淨資產收益率及每股收益

| 報告期利潤 | 2002年1月1日至6月30日 | | | | 2001年1月1日至6月30日 | | | |
|---|---|---|---|---|---|---|---|---|
| | 淨資產收益率(%) | | 每股收益(元) | | 淨資產收益率(%) | | 每股收益(元) | |
| | 全面攤薄 | 加權平均 | 全面攤薄 | 加權平均 | 全面攤薄 | 加權平均 | 全面攤薄 | 加權平均 |
| 主營業務利潤 | 6.02 | 6.07 | 0.11 | 0.11 | 7.64 | 7.77 | 0.13 | 0.13 |
| 營業利潤 | 2.13 | 2.15 | 0.04 | 0.04 | 3.31 | 3.36 | 0.06 | 0.06 |
| 淨利潤 | 1.56 | 1.57 | 0.03 | 0.03 | 3.26 | 3.32 | 0.05 | 0.05 |
| 扣除非經常性損益後的淨利潤 | 1.71 | 1.73 | 0.03 | 0.03 | 2.70 | 2.74 | 0.04 | 0.04 |

## 3. 2002年6月30日資產減值準備明細表

單位：人民幣元

| 項目 | 合併及公司數 | | | |
|---|---|---|---|---|
| | **2002年1月1日** | **本年增加(數)** | **本年轉回數** | **2002年6月30日** |
| **一、壞賬準備合計** | **86,524,044** | 3,407,092 | — | 89,931,136 |
| 其中：應收賬款 | | | | |
| 其他應收款 | **69,109,399** | 3,336,253 | — | 72,445,652 |
| | **17,414,645** | 70,839 | — | 17,485,484 |
| **二、短期投資跌價準備合計** | **179,322** | — | (179,322) | — |
| 其中：股票投資 | **179,322** | — | (179,322) | — |
| **三、存貨跌價準備合計** | **11,321,889** | 2,156,283 | (6,105,344) | 7,372,828 |
| 其中：產成品 | **3,597,878** | 2,156,283 | — | 5,754,161 |
| 原材料 | **7,724,011** | — | (6,105,344) | 1,618,667 |
| **四、固定資產減值準備** | **8,359,916** | — | (8,359,916) | — |
| 其中：機器設備 | **6,613,252** | — | (6,613,252) | — |
| 運輸設備 | **1,746,664** | — | (1,746,664) | — |

# 備查文件

1. 載有本公司法定代表人親筆簽名的半年度業績報告正本。

2. 載有本公司法定代表人及財務主管人員親筆簽名的中期財務報表。

3. 由香港德勤· 關黃陳方會計師行簽署的獨立審閱報告正本和按國際會計準則編製的簡略財務報表。

4. 公司章程正本。

以上備查文件在半年度報告披露後，在聯交所或上交所要求提供時，和股東依據有關法規或本公司章程要求查閱時，可於正常工作時間內在本公司法定地址查閱。

The Standard 28-10-2002





# JIANGXI COPPER COMPANY LIMITED

# 江西銅業股份有限公司

*(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)*

## THIRD QUARTERLY REPORT FOR 2002

### I. IMPORTANT NOTICE

The Board of Directors of Jiangxi Copper Company Limited (the "Company") confirms that there are no false representation, misleading statement contained in or material omission from this quarterly report, and collectively and individually accept full responsibility for the truthfulness, accuracy and completeness of the information herein contained. This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission.

This quarterly financial report, which is prepared in accordance with PRC Accounting Standards and the Enterprises accounting Regulations, is unaudited.

### II. COMPANY PROFILE

1. Stock Exchange listings: A Shares: Shanghai Stock Exchange
   H Shares: The Stock Exchange of Hong Kong Limited
   London Stock Exchange Limited (as secondary listing)

   Stock abbreviation: A Shares: Jiangxi Copper
   H Shares: Jiangxi Copper

   Stock codes: A Shares: 600362
   H Shares: 0358

2. Company Secretary: Huang Dongfeng
   Representative of securities affairs: Pan Qifang
   Address: 15 Yejin Avenue, Guixi City, Jiangxi, PRC
   Telephone: 0701-3777735
   Facsimile: 0701-3777013
   E-mail address: jccl@jxcc.com

3. Key Financial Data And Indicators

| Items | January to September 2002 (accumulated) *RMB'000* (unaudited) |
|---|---|
| Net profit | 117,295 |
| Net profit after non-reoccuring items | 129,048 |
| Earnings per share (diluted) | 0.044 |
| Return on net assets (diluted) (%) | 2.5 |
| Average of return on net assets after non-reoccuring items (weighted average) (%) | 2.81 |

| Items | As at 30 September 2002 *RMB'000* (unaudited) | As at 31 December 2001 *RMB'000* (audited) |
|---|---|---|
| Shareholders interests (excluding minority interests) | 4,690,094 | 4,572,800 |
| Net assets per share | 1.761 | 1.716 |
| Adjusted net assets per share | 1.736 | 1.706 |

*Note:* The non-reoccuring items deducted during the reporting period are the loss of RMB12,673,000 arising from disposal of fixed assets.

### III. SHARE CAPITAL CHANGE AND SUBSTANTIAL SHAREHOLDERS

1. During the reporting period, there was no change in number of outstanding shares. 230,000,000 A shares, which were issued by the Company on 21 December 2001, have been listed on Shanghai Stock Exchange since 11 January 2002. Hence, there was a change in the share capital structure of the Company within the reporting period as follows:

| | Before change (number of shares) | After change (number of shares) |
|---|---|---|
| (1) Unlisted shares | | |
| 1. Shares held by promoters | | |
| Of which: Shares held by state-owned domestic legal person | 1,275,556,200 | 1,275,556,200 |
| Shares held by other domestic legal persons | 2,000,000 | 2,000,000 |
| 2. Issued but unlisted A shares | 230,000,000 | — |
| Total unlisted shares | 1,507,556,200 | 1,277,556,200 |
| (2) Listed shares | | |
| 1. Ordinary shares denominated in RMB | — | 230,000,000 |
| 2. Overseas listed foreign capital shares | 1,156,482,000 | 1,156,482,000 |
| Total listed shares | 1,156,482,000 | 1,386,482,000 |
| (3) Total shares | 2,664,038,200 | 2,664,038,200 |

2. At the end of the reporting period, the number of shareholders holding shares of the Company was 80,730 of which 3,967 were H shareholders and 76,763 were A shareholders. The top ten shareholders of the Company are as follows:

| Name of shareholders | Number of shares held (shares) | Percentage of shares held (%) | Types of shares held |
|---|---|---|---|
| Jiangxi Copper Company | 1,275,556,200 | 47.881 | State-owned legal person Share |
| HKSCC Nominees Limited | 1,132,508,000 | 42.511 | H Share |
| Changcheng Securities | 2,555,500 | 0.096 | A Share |
| Longyuan Fund | 1,504,577 | 0.056 | A Share |
| Song Zhen Yuan | 1,095,000 | 0.041 | H Share |
| Shenzhen Baoheng (Group) Co. Ltd. | 1,000,000 | 0.038 | legal person Share |
| HSBC Nominees (Hong Kong) Limited | 918,000 | 0.034 | H Share |
| Shanghai Vehical Finance | 899,370 | 0.034 | A Share |
| Xinghe Fund | 765,231 | 0.029 | A Share |
| Nanjing Securities | 650,000 | 0.024 | A share |

*Notes:* (1) During the reporting period, there was no change in the number of shares held by controlling shareholders. Jiangxi Copper Company holds shares, on behalf of the State, which were 1,275,556,200 State-owned legal person shares, representing 47.881% of the total issued share capital of the Company.

(2) The legal person's shareholders in the top ten shareholders are not connected with each other and the Company did not know the connected relationship among other shareholders.

(3) HKSCC Nominees Limited holds 1,132,508,000 H shares on behalf of various clients, representing 42.511% of the total issued share capital of the Company. International Copper Industry (China) Investment Limited was holding 500,000,000 H shares of the Company through HKSCC Nominees Limited, representing 18.768% of the total issued share capital of the Company. All these shares have been pledged to the Bank of China (Hong Kong) Limited since the shares listed in 1997. Other than that, to the knowledge of the Company, there are no other shareholders holding more than 5% of shares of the Company.

### IV. BUSINESS REVIEW AND ANALYSIS

1. Principal Operations

Even if price of copper has been decreasing for three consecutive months, operations of the Company remained relatively stable.

From January to September of 2002, the accumulated production of copper cathode (including processed copper cathode for clients) was 166,294 tons; gold was 5,555kg; silver was 83,328kg; sulphuric acid was 506,000 tones; pyrite concentrate was 666,000 tones.

From January to September of 2002, accumulated sales of copper cathode (including processed copper cathode for clients) was 159,213 tons; gold was 5,555kg; silver was 83,328kg; sulphuric acid was 519,000 tones; pyrite concentrate was 845,000 tones. The ratios of sales volume to production volume are 95.7%, 100%, 100%, 102.6% and 126.9% respectively.

2. Investments Status

(1) Uses of proceeds

During the reporting period, the company utilized proceeds of approximately RMB 20,640,000 raised from issuance of A shares to invest in the development project of Fujiawu open copper mine. As at the end of the reporting period, the accumulated investment for this project amounted to RMB93,280,000, of which approximately RMB24,540,000 was financed from the proceeds.

As at the end of the reporting period, the remaining balance of approximately RMB27,390,000 was deposited at a commercial bank and will be utilised for the above project at a later date.

(2) Uses of funds other than proceeds

During the reporting period, investment in technological renovtion project of Guixi Smelter Phase III amounted to approximately RMB 121,470,000. As at the end of the reporting period, the aggregate completed investment for this project amounted to approximately RMB582,830,000, of which approximately RMB260,050,000 was financed from the proceeds.

During the reporting period, the Company continue to invest approximately RMB 33,000,000 financed from funds other than the proceeds in the Dexing Copper Mine construction with designed daily handling capacity of 90,000 tons. As at the end of the reporting period, the aggregate completed investment reached 93.7%.

3. Operation Achievements and Financial Situation

1. Operation achievements

(1) Principal operating income, principal operating profit and net profit.

| Items | July to September 2002 (accumulated) *RMB'000* *(Unaudited)* | January to September 2002 (accumulated) *RMB'000* *(Unaudited)* |
|---|---|---|
| Principal operating income | 736,309 | 2,297,984 |
| Principal operating profit | 150,030 | 429,760 |
| Net profit | 45,014 | 117,295 |

(2) Percentage of income and expense to total profit

| Items | January to September 2002 (accumulated) RMB'000 (Unaudited) | January to September 2002 (accumulated) Percentage as to total profit (%) | January to June 2002 (accumulated) RMB'000 (Unaudited) | January to June 2002 (accumulated) Percentage as to total profit (%) | Increase (decrease)% |
|---|---|---|---|---|---|
| Total profit | 117,395 | 100 | 87,340 | 100 | — |
| Principal operating profit | 429,760 | 366.1 | 279,730 | 320.3 | 14.3 |
| Other operating profit | 21,000 | 17.9 | 8,408 | 9.6 | 86.5 |
| Expenses during the period | 311,991 | 265.8 | 189,230 | 216.7 | 22.7 |
| Investment revenue | 1,545 | 1.3 | 1,724 | 2.0 | (35.0) |
| Net non-operating income | 22,919 | 19.5 | 13,292 | 15.2 | 28.3 |

*Notes:* (1) The ratio of income from other operations of total profit increased 86.5% from the corresponding period of the previous quarter, which is principally attributable to the increase in profit from futures close out during the reporting period.

(2) The increase in the ratio of expenses during the period (operating expenses, administrative expenses and financial expenses) to total profit by 22.7% compared to that of the previous reporting period was primarily due to (i) cessation of capitalization of interest arising from certain fixed assets deferred to be utilized in the production in the previous reporting period and recognized as financial expenses in this quarter and (ii) write-back of provision for devaluation of inventories was credited in the previous period.

(3) The increase in the ratio of net non-operating income to total profit by 28.3% compared to that of the previous reporting period was primarily due to loss from disposal of fixed assets.

(3) During the reporting period, there was no material seasonal income and expenses.

2. Financial Situation

(1) Changes of principal assets

| Items | As at 30 September 2002 RMB'000 (Unaudited) | As at 30 September 2002 Percentage as to total assets (%) | As at 31 December 2001 RMB'000 (Audited) | As at 31 December 2001 Percentage as to total assets (%) | Increase (decrease)% |
|---|---|---|---|---|---|
| Total assets | 8,860,400 | 100 | 8,460,149 | 100.0 | 4.7 |
| Cash | 245,479 | 2.8 | 683,328 | 8.1 | (64.1) |
| Accounts receivable | 156,958 | 1.8 | 177,743 | 2.1 | (11.7) |
| Inventories | 1,600,082 | 18.1 | 1,576,282 | 18.6 | 1.5 |
| Construction in progress | 1,114,786 | 12.6 | 664,541 | 7.9 | 67.8 |

*Notes:* (1) During the reporting period, decrease in cash compared to the beginning of this year by 64.1% was due to the fact that part of proceeds raised from issuance of A share, which were deposited at the bank at the end of last year was utilized for investment.

(2) During the reporting period, increase in construction in progress compared to the beginning of this year by 67.8% was mainly due to the continual investment in the construction of Guixi Smelter Phase III Project and the development of Fujiawu open copper mine in full swing.

(2) During the reporting period, there were no material entrusted management of funds.

(3) During the reporting period, the Company did not have any significant overdue debts.

3. Contingency Items and Post-Period Items

(1) There was no significant litigation or arbitration during the reporting period.

(2) There was no guarantee made to external parties during the reporting period.

(3) There were no significant items subsequent to the date of balance sheet during the reporting period.

4. Other significant matters

(1) Save and except for the acquisition of Wushan Copper Mine as set out in the 2002 interim report, the Company was not involved in any major acquisition, sale of assets or corporate acquisition or merger.

(2) During the reporting period, any connected transactions were conducted within the scope of the waiver requirements of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. There were no other material connected transactions.

(3) During the reporting period, neither the Company nor controlling shareholders was involved in any undertaking matters.

### V. FINANCIAL REPORT

1. Condensed consolidated financial statement (prepared in accordance with PRC Accounting Standards)

**Condensed consolidated income statement**

| Items | July to September 2002 (accumulated) *RMB'000* *(Unaudited)* | January to September 2002 (accumulated) *RMB'000* *(Unaudited)* |
|---|---|---|
| Principal operating income | 736,309 | 2,297,984 |
| Principal operating profit | 150,030 | 429,760 |
| Other operating profit | 12,592 | 21,000 |
| Expenses during the period | (122,761) | (311,991) |
| Investment income | (179) | 1,545 |
| Net non-operating income (expenses) | (9,627) | (22,919) |
| Income tax | 14,978 | (56) |
| Net profit | 45,014 | 117,295 |

**Condensed consolidated balance sheet**

| Items | As at 30 September 2002 *RMB'000* *(Unaudited)* | As at 31 December 2001 *RMB'000* *(Audited)* |
|---|---|---|
| Total current assets | 2,285,170 | 2,646,232 |
| Total long-term investments | 5,610 | 5,610 |
| Total fixed assets | 6,412,422 | 5,717,070 |
| Total intangible assets and other assets | 157,198 | 91,237 |
| Total assets | 8,860,400 | 8,460,149 |
| Total current liabilities | 1,998,740 | 1,920,824 |
| Total long-term liabilities | 2,110,898 | 1,965,831 |
| Minority shareholders interests | 60,668 | 694 |
| Shareholders' interests | 4,690,094 | 4,572,800 |
| Total liabilities and shareholders interests | 8,860,400 | 8,460,149 |

**Financial notes:**

(1) There was no change in the Company's accounting estimates accounting policies and the scope of consolidation of the financial statements from that of the previous reporting period.

(2) During the reporting period, there is no significant discrepancy between the accounting policies adopted by this quarterly financial report and those adopted by the financial report for 2001.

By order of the Board
He Changming
*Chairman*

25 October 2002

經濟日報
28-10-2002
(A48)





# JIANGXI COPPER COMPANY LIMITED
# 江西銅業股份有限公司

*(於中華人民共和國註冊成立的中外合資股份有限公司)*

## 二零零二年第三季度報告

### 第一章　重要提示

重要提示：江西銅業股份有限公司(「本公司」)董事會及全體董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。本報告乃依照中國證監會關於上市公司季度報告信息披露的有關規定編制。

本公司按中國會計準則及企業會計制度編制的本季度財務會計報告未經審計。

### 第二章　公司基本情況

| | | | |
|---|---|---|---|
| 一 | 股票上市交易所： | A股， | 上海證券交易所 |
| | | H股， | 香港聯交所 |
| | | | 倫敦證券交易所(第二上市地) |
| | 股票簡稱： | A股， | 江西銅業 |
| | | H股， | 江西銅業 |
| | 股票代碼： | A股， | 600362 |
| | | H股， | 0358 |
| 二 | 公司董事會秘書： | 黃東風 | |
| | 證券事務代表： | 潘其方 | |
| | 聯系地址： | 中國江西省貴溪市冶金大道15號 | |
| | 聯系電話： | 0701-3777735 | |
| | 傳真： | 0701-3777013 | |
| | 電子信箱： | jccl@jxcc.com | |

三、　主要財務數據與指標

| 項目 | 2002年1-9月累計數<br>*人民幣千元*<br>*(未經審計)* |
|---|---|
| 淨利潤 | 117,295 |
| 扣除非經常性損益後的淨利潤 | 129,968 |
| 每股收益(攤薄) | 0.044元 |
| 淨資產收益率(攤薄) | 2.5% |
| 扣除非經常性損益後的淨資產收益率(加權) | 2.81% |

| 項目 | 2002年9月30日<br>*人民幣千元*<br>*(未經審計)* | 2001年12月31日<br>*人民幣千元*<br>*(經審計)* |
|---|---|---|
| 股東權益(不含少數股東權益) | 4,690,094 | 4,572,800 |
| 每股淨資產 | 1.761元 | 1.716元 |
| 調整後每股淨資產 | 1.736元 | 1.706元 |

*附註*：報告期內扣除非經常性損益的項目、涉及的金額為處置固定資產損失12,673千元。

### 第三章　股本變動和主要股東持股情況

一、　報告期內，本公司股份總數未發生變動，但由於二零零一年十二月二十一日發行的23,000萬A股，於二零零二年一月十一日在上海證券交易所掛牌上市流通，因此報告期內本季度內，本公司利用非募集資金投資人民幣約3,300萬元，繼續用於德興銅礦日採選9萬噸工程項目。於報告期末，該項目已累計完成93.7%。

三、　**經營成果及財務狀況**

1.　經營成果

(1)　主營業務收入、主營業務利潤、淨利潤完成情況

| 項目 | 2002年<br>7-9月累計數<br>*人民幣千元*<br>*(未經審計)* | 2002年<br>1-9月累計數<br>*人民幣千元*<br>*(未經審計)* |
|---|---|---|
| 主營業務收入 | 736,309 | 2,297,984 |
| 主營業務利潤 | 150,030 | 429,760 |
| 淨利潤 | 45,014 | 117,295 |

(2)　收入及費用佔利潤總額的比例

| 項目 | 2002年1-9月累計數 | | 2002年1-6月累計數 | | |
|---|---|---|---|---|---|
| | 人民幣千元<br>(未經審計) | 佔利潤總額比例% | 人民幣千元<br>(未經審計) | 佔利潤總額比例% | 增(減)% |
| 利潤總額 | 117,395 | 100 | 87,340 | 100 | — |
| 主營業務利潤 | 429,760 | 366.1 | 279,730 | 320.3 | 14.3 |
| 其他業務利潤 | 21,000 | 17.9 | 8,408 | 9.6 | 86.5 |
| 期間費用 | 311,991 | 265.8 | 189,230 | 216.7 | 22.7 |
| 投資收益 | 1,545 | 1.3 | 1,724 | 2.0 | (35.0) |
| 營業外收支淨額 | 22,919 | 19.5 | 13,292 | 15.2 | 28.3 |

*註：*　(1)　其他業務利潤佔利潤總額的比例比前一報告期增加86.5%，主要是本季度期貨平倉盈利增加所致。

(2)　期間費用(營業費用、管理費用、財務費用)佔利潤總額的比例比前一報告期增加22.7%，主要是(i)於前一報告期末轉入生產的固定資產，其發生利息須停止資本化，並於本季度起計入財務費用；(ii)前一報告內含有撥回的上年存貨跌價準備。

(3)　營業外收支淨額佔利潤總額的比例比前一報告期增加28.3%，主要是本季度內處置並形成了部分固定資產損失。

(3)　報告期內公司無重大季節性收入及支出。

2.　財務狀況

(1)　主要資產項目變化情況

| 項目 | 於2002年9月30日 | | 於2001年12月31日 | | |
|---|---|---|---|---|---|
| | 人民幣千元<br>(未經審計) | 佔總資產比例% | 人民幣千元<br>(經審計) | 佔總資產比例% | 金額增(減)% |
| 總資產 | 8,860,400 | 100 | 8,460,149 | 100.0 | 4.7 |
| 貨幣資金 | 245,479 | 2.8 | 683,328 | 8.1 | (64.1) |

公司的的股本結構發生如下變化：

| | 變動前(股) | 變動後(股) |
|---|---|---|
| 一、 未上市流通股份 | | |
| 1. 發起人股份 | | |
| 其中：境內國有法人股 | 1,275,556,200 | 1,275,556,200 |
| 境內其他法人股份 | 2,000,000 | 2,000,000 |
| 2. 已發行未上市A股 | 230,000,000 | — |
| 未上市流通股份合計 | 1,507,556,200 | 1,277,556,200 |
| 二、 已上市流通股份 | — | — |
| 1. 人民幣普通股 | — | 230,000,000 |
| 2. 境外上市外資股 | 1,156,482,000 | 1,156,482,000 |
| 上市流通股份合計 | 1,156,482,000 | 1,386,482,000 |
| 三、 股份總數 | 2,664,038,200 | 2,664,038,200 |

二、 報告期末，持有本公司股份的股東總數為80,730戶，其中，持有H股股份股東為3,967戶，持有A股股份股東為76,763戶。持有本公司股份前十名股東情況如下：

| 股東名稱 | 持股數(股) | 持股比例(%) | 性質 |
|---|---|---|---|
| 江西銅業公司 | 1,275,556,200 | 47.881 | 國有法人股 |
| 香港中央結算(代理人)有限公司 | 1,132,508,000 | 42.511 | H股 |
| 長城證券 | 2,555,500 | 0.096 | A股 |
| 基金隆元 | 1,504,577 | 0.056 | A股 |
| SONG ZHEN YUAN | 1,095,000 | 0.041 | H股 |
| 深圳寶恒(集團)股份有限公司 | 1,000,000 | 0.038 | 法人股 |
| 香港滙豐銀行結算(代理人)有限公司 | 918,000 | 0.034 | H股 |
| 上海汽財 | 899,370 | 0.034 | A股 |
| 基金興和 | 765,231 | 0.029 | A股 |
| 南京證券 | 650,000 | 0.024 | A股 |

註： (1) 於本季度內，本公司控股股東未發生變化，代表國家持股單位為江西銅業公司，其所持股份為未上市流通的國有法人股1,275,556,200股，佔本公司已發行股本的47.881%

(2) 持有本公司法人股的前十名股東之間並無關聯關係，其他股東之間關聯關係並不知悉。

(3) 香港中央結算(代理人)有限公司代表多個客戶持有本公司H股1,132,508,000股，佔本公司已發行股本的42.511%。其中國際銅業(中國)投資有限公司透過其代理持有本公司5億股H股，佔本公司已發行股本的18.768%，該等股份於一九九七年上市日全部抵押給中國銀行(香港)有限公司。除此之外，本公司並不知悉任何個別股東持有本公司發行股本5%以上之權益。

## 第四章 經營情況闡述與分析

### 一、 主要經營情況

儘管本季度內全球銅價呈現連續三個月的回落趨勢，但本公司生產經營情況表現較為穩健。

1-9月份，本公司累計產出陰極銅(包括為客戶提供加工的陰極銅)166,294噸，黃金5,555公斤，白銀83,328公斤，硫酸50.6萬噸，硫精礦66.6萬噸。

1-9月份，本公司累計銷售陰極銅(含客戶加工銅)159,213噸，黃金5,555公斤，白銀83,328公斤，硫酸51.9萬噸，硫精礦84.5萬噸。產銷率分別為95.7%；100%；100%；102.6%和126.9%。

### 二、 投資情況

(1) 募集資金使用情況

本季度內，本公司利用A股募股資金大約2,064萬元，投資於富家塢銅礦開發項目。截至報告期末，該項目累計完成投資額為人民幣約9,328萬元，其中利用募集資金的投資額為人民幣約2,454萬元。

於報告期末，剩餘募股資金人民幣約2,739萬元存放於商業銀行，日後將繼續用於該項目。

(2) 非募集資金投資情況

本季度內，本公司投入貴冶三期技術改造工程建設資金為人民幣約12,147萬元。於報告期末，該項目累計完成投資額為人民幣約58,283萬元，其中利用募集資金的投資額為

| | | | | | |
|---|---|---|---|---|---|
| 應收帳款 | 156,988 | 1.8 | 177,743 | 2.1 | (11.7) |
| 存貨 | 1,600,082 | 18.1 | 1,576,282 | 18.6 | 1.5 |
| 在建工程 | 1,114,786 | 12.6 | 664,541 | 7.9 | 67.8 |

註： (1) 報告期內，貨幣資金比年初減少64.1%，是由於上年末存於銀行的A股募集資金於報告期內被用作投資；

(2) 報告期內，在建工程比例比年初增加67.8%，主要是由於報告期內本公司按計劃加緊貴冶三期工程項目建設的投資及富家塢銅礦的開發。

(2) 報告期內，無重大委託理財。

(3) 報告期內，無重大逾期債務。

3. 或有事項與期後事項

(1) 報告期內無重大訴訟、仲裁事項。

(2) 報告期內無對外擔保事項。

(3) 報告期內無重大資產負債表日後事項。

4. 其他重要事項

(1) 除2002年半年度報告已披露的武山銅礦收購項目外，本公司無其他重大資產收購、出售及企業購並行為。

(2) 報告期內，本公司關聯交易均控制在香港聯交所規定的豁免範圍之內，並無其他重大額外的關聯交易事項。

(3) 報告期內，本公司或控股股東無承諾事項。

## 第五章 財務報告

### 一、 簡要合併財務報表(按中國會計準則編制)

**簡要合併利潤表**

| 項目 | 2002年 7-9月累計數 人民幣千元 (未經審計) | 2002年 1-9月累計數 人民幣千元 (未經審計) |
|---|---|---|
| 主營業務收入 | 736,309 | 2,297,984 |
| 主營業務利潤 | 150,030 | 429,760 |
| 其他業務利潤 | 12,592 | 21,000 |
| 期間費用 | (122,761) | (311,991) |
| 投資收益 | (179) | 1,545 |
| 營業外收支淨額 | (9,627) | (22,919) |
| 所得稅 | 14,978 | (56) |
| 淨利潤 | 45,014 | 117,295 |

**簡要合併資產負債表**

| 項目 | 2002年9月30日 人民幣千元 (未經審計) | 2001年12月31日 人民幣千元 (經審計) |
|---|---|---|
| 流動資產合計 | 2,285,170 | 2,646,232 |
| 長期投資合計 | 5,610 | 5,610 |
| 固定資產合計 | 6,412,422 | 5,717,070 |
| 無形資產及其他資產合計 | 157,198 | 91,237 |
| 資產總計 | 8,860,400 | 8,460,149 |
| 流動負債合計 | 1,998,740 | 1,920,824 |
| 長期負債合計 | 2,110,898 | 1,965,831 |
| 少數股東權益 | 60,668 | 694 |
| 股東權益 | 4,690,094 | 4,572,800 |
| 負債及股東權益總計 | 8,860,400 | 8,460,149 |

**財務附註**

(1) 與前一定期報告相比，本公司會計估計、會計政策及財務報表合併範圍沒有變化。

(2) 報告期內，本公司財務報告採用的會計政策與2001年度財務報告無重大差異。

承董事會命
**何昌明**
*董事長*

二零零二年十月二十五日